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03032626

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Boral Limited

*CURRENT ADDRESS

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5054    FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DAT : 10/8/03

82-5054

Boral Limited BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

www.boral.com.au

8 September 2003

AR/S
6-30-03

The Manager, Listings
Australian Stock Exchange Limited
Company Announcements Office
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

03 OCT -7 AM 7:21

Dear Sir

**Annual Accounts**

We attach the audited accounts of Boral Limited and controlled entities for the financial year ended 30 June 2003 comprising:-

1. the concise financial report.
2. the full financial report.
3. the Directors' Report.

We confirm that the Company will be treated as having lodged the reports with the Australian Securities and Investments Commission by reason of having given them to you.

Yours faithfully

**M.B. Scobie**

# Concise Financial Report

# Statement of Financial Performance

BORAL LIMITED AND CONTROLLED ENTITIES

| for year ended 30 June | Note | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|---|
| Revenue from operating activities | 5 | **3,831.0** | 3,488.8 |
| Interest revenue | 5 | **3.3** | 4.9 |
| Other revenue | 5 | **41.4** | 32.2 |
| Total revenue from ordinary activities | | **3,875.7** | 3,525.9 |
| Depreciation and amortisation expenses | 5 | **(194.1)** | (188.3) |
| Other expenses from ordinary activities | | **(3,251.6)** | (3,034.2) |
| Total expenses from ordinary activities, excluding borrowing costs | 5 | **(3,445.7)** | (3,222.5) |
| Borrowing costs | 5 | **(71.1)** | (68.1) |
| Share of net profit of associates and joint ventures attributable to members | 8 | **51.0** | 44.7 |
| **Profit from ordinary activities before related income tax expense** | | **409.9** | 280.0 |
| Income tax expense relating to ordinary activities | | **(126.1)** | (87.2) |
| **Net profit** | | **283.8** | 192.8 |
| Net profit attributable to outside equity interest | | **(0.6)** | (0.4) |
| **Net profit attributable to members of the parent entity** | 11 | **283.2** | 192.4 |
| **Non-owner transaction changes in equity** | | | |
| Net increase/(decrease) in retained profits on the initial adoption of: Revised AASB 1028 *"Employee Benefits"* | 11 | **(1.0)** | – |
| Net exchange difference on translation of assets and liabilities of overseas controlled entities | | **(118.1)** | (37.1) |
| Net exchange difference on translation of long-term borrowings net of income tax expense | | **83.7** | 28.5 |
| Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity | | **(35.4)** | (8.6) |
| **Total changes in equity from non-owner related transactions attributable to the members of the parent entity** | | **247.8** | 183.8 |
| Basic earnings per share – ordinary shares | 6 | **49.1c** | 33.7c |
| Diluted earnings per share – ordinary shares | 6 | **48.8c** | 33.5c |

The statement of financial performance should be read in conjunction with the discussion and analysis on page 67 and the notes to the financial statements set out on pages 59 to 66.

# Statement of Financial Position

BORAL LIMITED AND CONTROLLED ENTITIES

| as at 30 June | Note | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|---|
| **CURRENT ASSETS** | | | |
| Cash assets | | **65.2** | 43.4 |
| Receivables | | **641.4** | 641.5 |
| Inventories | | **375.9** | 360.1 |
| Other | | **38.8** | 36.9 |
| **TOTAL CURRENT ASSETS** | | **1,121.3** | 1,081.9 |
| **NON-CURRENT ASSETS** | | | |
| Receivables | | **55.2** | 44.1 |
| Inventories | | **85.0** | 56.2 |
| Investments accounted for using the equity method | 8 | **304.1** | 313.7 |
| Other financial assets | | **0.2** | 0.2 |
| Property, plant and equipment | | **2,097.0** | 2,070.7 |
| Intangible assets | | **250.7** | 210.0 |
| Deferred tax assets | | **99.0** | 125.8 |
| Other | | **25.4** | 12.7 |
| **TOTAL NON-CURRENT ASSETS** | | **2,916.6** | 2,833.4 |
| **TOTAL ASSETS** | | **4,037.9** | 3,915.3 |
| **CURRENT LIABILITIES** | | | |
| Payables | | **510.3** | 493.4 |
| Interest-bearing liabilities | | **38.3** | 8.2 |
| Current tax liabilities | | **67.6** | 32.2 |
| Provisions | | **197.9** | 244.6 |
| **TOTAL CURRENT LIABILITIES** | | **814.1** | 778.4 |
| **NON-CURRENT LIABILITIES** | | | |
| Interest-bearing liabilities | | **790.8** | 916.3 |
| Deferred tax liabilities | | **252.2** | 232.0 |
| Provisions | | **40.6** | 38.9 |
| **TOTAL NON-CURRENT LIABILITIES** | | **1,083.6** | 1,187.2 |
| **TOTAL LIABILITIES** | | **1,897.7** | 1,965.6 |
| **NET ASSETS** | | **2,140.2** | 1,949.7 |
| **EQUITY** | | | |
| Contributed equity | 10 | **1,583.7** | 1,578.1 |
| Reserves | | **113.3** | 147.9 |
| Retained profits | 11 | **441.1** | 222.1 |
| **Total parent entity interest** | | **2,138.1** | 1,948.1 |
| Outside equity interests | | **2.1** | 1.6 |
| **TOTAL EQUITY** | 12 | **2,140.2** | 1,949.7 |

The statement of financial position should be read in conjunction with the discussion and analysis on page 67 and the notes to the financial statements set out on pages 59 to 66.

# Statement of Cash Flows

BORAL LIMITED AND CONTROLLED ENTITIES

| for year ended 30 June | Note | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Receipts from customers | | **4,145.5** | 3,601.5 |
| Payments to suppliers and employees | | **(3,544.3)** | (3,129.6) |
| Dividends received | | **26.8** | 18.9 |
| Interest received | | **3.4** | 4.9 |
| Borrowing costs | | **(72.2)** | (64.7) |
| Income taxes (paid)/refunded | | **(70.6)** | (39.0) |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | | **488.6** | 392.0 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Payments for purchase of property, plant and equipment | | **(267.7)** | (203.5) |
| Payments for purchase of controlled entities and businesses (net of cash acquired) | | **(138.8)** | (54.3) |
| Payments for purchase of other investments | | **(15.8)** | (42.2) |
| Proceeds on disposal of businesses and non-current assets | | **41.4** | 32.2 |
| **NET CASH USED IN INVESTING ACTIVITIES** | | **(380.9)** | (267.8) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from issue of shares | | **4.1** | 0.7 |
| Share buy-back (on market) | | **(33.3)** | – |
| Dividends paid (net of dividends reinvested under the Dividend Reinvestment Plan $34.8 *million (2002: $22.3 million)*) | | **(86.5)** | (80.9) |
| Proceeds from borrowings | | **130.1** | 715.4 |
| Repayment of borrowings | | **(125.6)** | (741.9) |
| **NET CASH USED IN FINANCING ACTIVITIES** | | **(111.2)** | (106.7) |
| Effects of exchange rate fluctuations on the balances of cash held in foreign currencies | | **(5.6)** | 0.3 |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | | **(9.1)** | 17.8 |
| Cash and cash equivalents at beginning of the year | | **37.0** | 19.2 |
| Cash and cash equivalents at end of the year | 14 | **27.9** | 37.0 |

The statement of cash flows should be read in conjunction with the discussion and analysis on page 67 and the notes to the financial statements set out on pages 59 to 66.

# Notes to the Financial Statements



**1. BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT**

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 "Concise Financial Reports" and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It has been prepared on the historical cost accounting basis. The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, as set out in note 3, are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

**2. RECLASSIFICATION OF FINANCIAL INFORMATION**

To ensure comparability with the current reporting period, certain comparative items have been reclassified in the financial statements to conform with changes in presentation in the current financial year.

**3. CHANGE IN ACCOUNTING POLICY**

**Foreign currency translation**

The consolidated entity has applied the revised AASB 1012 "Foreign Currency Translation" for the first time from 1 July 2002. For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs. The change in policy has no material financial effect in the current period.

**Employee benefits**

The consolidated entity has applied the revised AASB 1028 "Employee Benefits" for the first time from 1 July 2002. The liability for wages and salaries and annual leave is now calculated using the remuneration rates the Company expects to pay when the obligation is settled, not wage and salary rates current at reporting date.

As a result, the consolidated entity recognised a credit to current provisions of $1.4 million, a debit to deferred tax assets of $0.4 million and a debit to opening retained profits of $1.0 million at 1 July 2002 representing the effect of increased remuneration rates on the annual leave provision. The change in policy has no material financial effect in the current period.

**Provisions and contingent liabilities**

The consolidated entity has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 July 2002. Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year. As a result the consolidated entity's provisions do not take into account the dividend of $69.2 million declared on 18 August 2003.

### 4. SEGMENTS

for year ended 30 June
PRIMARY REPORTING – BUSINESS SEGMENTS

| | 2003 $ millions | 2002 $ millions | 2003 $ millions | 2002 $ millions | 2003 $ millions | 2002 $ millions |
|---|---|---|---|---|---|---|
| | Revenue* | | | | | |
| Building products – Australia | **1,145.8** | 999.0 | | | | |
| Construction materials – Australia | **1,845.7** | 1,640.0 | | | | |
| United States of America | **761.1** | 792.9 | | | | |
| Asia | **77.0** | 52.6 | | | | |
| Other | **1.4** | 4.3 | | | | |
| **Segment total** | **3,831.0** | 3,488.8 | | | | |
| | Operating profit (excluding associates) | | Equity accounted results of associates | | Operating profit before tax** | |
| Building products – Australia | **113.6** | 81.8 | **4.9** | 3.5 | **118.5** | 85.3 |
| Construction materials – Australia | **229.2** | 136.0 | **9.0** | 6.7 | **238.2** | 142.7 |
| United States of America | **93.0** | 93.0 | **18.3** | 16.7 | **111.3** | 109.7 |
| Asia | **5.7** | 1.9 | **18.8** | 17.8 | **24.5** | 19.7 |
| Other | **(3.2)** | (2.6) | **–** | – | **(3.2)** | (2.6) |
| Non-trading activities | **–** | (2.9) | **–** | – | **–** | (2.9) |
| Corporate | **(11.6)** | (8.7) | **–** | – | **(11.6)** | (8.7) |
| **Segment total** | **426.7** | 298.5 | **51.0** | 44.7 | **477.7** | 343.2 |
| Net interest expense | **(67.8)** | (63.2) | **–** | – | **(67.8)** | (63.2) |
| | **358.9** | 235.3 | **51.0** | 44.7 | **409.9** | 280.0 |
| | Segment assets (excluding investments in associates) | | Equity accounted investments in associates | | Total assets | |
| Building products – Australia | **971.0** | 966.0 | **6.1** | 4.6 | **977.1** | 970.6 |
| Construction materials – Australia | **1,882.6** | 1,710.9 | **14.0** | 10.7 | **1,896.6** | 1,721.6 |
| United States of America | **663.7** | 706.9 | **93.0** | 104.5 | **756.7** | 811.4 |
| Asia | **25.3** | 23.3 | **191.0** | 193.9 | **216.3** | 217.2 |
| Other | **3.8** | 3.7 | **–** | – | **3.8** | 3.7 |
| Corporate | **23.0** | 21.4 | **–** | – | **23.0** | 21.4 |
| **Segment total** | **3,569.4** | 3,432.2 | **304.1** | 313.7 | **3,873.5** | 3,745.9 |
| Cash and other financial assets*** | **65.4** | 43.6 | **–** | – | **65.4** | 43.6 |
| Deferred tax assets (unallocated) | **99.0** | 125.8 | **–** | – | **99.0** | 125.8 |
| | **3,733.8** | 3,601.6 | **304.1** | 313.7 | **4,037.9** | 3,915.3 |
| | Liabilities | | Acquisition of segment assets | | Depreciation and amortisation | |
| Building products – Australia | **173.8** | 159.3 | **40.0** | 32.9 | **45.6** | 42.8 |
| Construction materials – Australia | **374.1** | 321.8 | **181.7** | 107.4 | **97.2** | 94.0 |
| United States of America | **92.2** | 95.3 | **32.0** | 60.5 | **45.5** | 45.7 |
| Asia | **19.6** | 24.9 | **6.5** | 2.8 | **1.8** | 1.5 |
| Other | **3.8** | 5.2 | **0.1** | – | **–** | – |
| Corporate | **85.3** | 170.4 | **7.4** | 1.6 | **4.0** | 4.3 |
| **Segment total** | **748.8** | 776.9 | **267.7** | 205.2 | **194.1** | 188.3 |
| Interest bearing liabilities (unallocated) | **829.1** | 924.5 | **–** | – | **–** | – |
| Tax liabilities (unallocated) | **319.8** | 264.2 | **–** | – | **–** | – |
| | **1,897.7** | 1,965.6 | **267.7** | 205.2 | **194.1** | 188.3 |
| | Non-cash expenses/(income) | | | | | |
| Building products – Australia | **(4.1)** | 2.6 | | | | |
| Construction materials – Australia | **14.7** | 1.1 | | | | |
| United States of America | **(8.7)** | (6.6) | | | | |
| Asia | **(20.4)** | (14.5) | | | | |
| Other | **(1.9)** | (0.2) | | | | |
| Corporate | **3.1** | (2.6) | | | | |

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

**Primary Segments**

| | |
|---|---|
| Building products – Australia | Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products. |
| Construction materials – Australia | Quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding. |
| United States of America | Bricks, rooftiles and flyash. |
| Asia | Plasterboard, premix concrete and |

## 4. SEGMENTS (CONTINUED)

for year ended 30 June
SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS

| | 2003 $ millions | 2002 $ millions | 2003 $ millions | 2002 $ millions | 2003 $ millions | 2002 $ millions |
|---|---|---|---|---|---|---|
| | Revenue* | | Acquisition of segment assets | | | |
| Australia | **2,991.5** | 2,639.0 | **221.7** | 140.3 | | |
| United States of America | **761.1** | 792.9 | **32.0** | 60.5 | | |
| Asia | **77.0** | 52.6 | **6.5** | 2.8 | | |
| Other | **1.4** | 4.3 | **0.1** | – | | |
| Corporate | **–** | – | **7.4** | 1.6 | | |
| **Segment total** | **3,831.0** | 3,488.8 | **267.7** | 205.2 | | |
| | Operating profit (excluding associates) | | Equity accounted results of associates | | Operating profit before tax** | |
| Australia | **342.8** | 217.8 | **13.9** | 10.2 | **356.7** | 228.0 |
| United States of America | **93.0** | 93.0 | **18.3** | 16.7 | **111.3** | 109.7 |
| Asia | **5.7** | 1.9 | **18.8** | 17.8 | **24.5** | 19.7 |
| Other | **(3.2)** | (2.6) | **–** | – | **(3.2)** | (2.6) |
| Non-trading activities | **–** | (2.9) | **–** | – | **–** | (2.9) |
| Corporate | **(11.6)** | (8.7) | **–** | – | **(11.6)** | (8.7) |
| **Segment total** | **426.7** | 298.5 | **51.0** | 44.7 | **477.7** | 343.2 |
| Net interest expense | **(67.8)** | (63.2) | **–** | – | **(67.8)** | (63.2) |
| | **358.9** | 235.3 | **51.0** | 44.7 | **409.9** | 280.0 |
| | Segment assets (excluding investments in associates) | | Equity accounted investments in associates | | Total assets | |
| Australia | **2,853.6** | 2,676.9 | **20.1** | 15.3 | **2,873.7** | 2,692.2 |
| United States of America | **663.7** | 706.9 | **93.0** | 104.5 | **756.7** | 811.4 |
| Asia | **25.3** | 23.3 | **191.0** | 193.9 | **216.3** | 217.2 |
| Other | **3.8** | 3.7 | **–** | – | **3.8** | 3.7 |
| Corporate | **23.0** | 21.4 | **–** | – | **23.0** | 21.4 |
| **Segment total** | **3,569.4** | 3,432.2 | **304.1** | 313.7 | **3,873.5** | 3,745.9 |
| Cash and other financial assets*** | **65.4** | 43.6 | **–** | – | **65.4** | 43.6 |
| Deferred tax assets (unallocated) | **99.0** | 125.8 | **–** | – | **99.0** | 125.8 |
| | **3,733.8** | 3,601.6 | **304.1** | 313.7 | **4,037.9** | 3,915.3 |

* *Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.*
** Operating profit represents profit before income tax expense.
*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

**Geographic Segments**

| | |
|---|---|
| Australia | Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products, quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding. |
| United States of America | Bricks, rooftiles and flyash. |
| Asia | Asia, New Zealand. |
| *Other* | *Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.* |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions |
|---|---|---|
| **5. OPERATING PROFIT** | | |
| **REVENUE FROM OPERATING ACTIVITIES** | | |
| Sale of goods | **3,700.6** | 3,372.9 |
| Rendering of services | **130.4** | 115.9 |
| | **3,831.0** | 3,488.8 |
| **INTEREST REVENUE** | | |
| **Interest received or receivable from:** | | |
| Associated entities | **0.3** | 0.2 |
| Other parties | **3.0** | 4.7 |
| | **3.3** | 4.9 |
| **OTHER REVENUES FROM ORDINARY ACTIVITIES** | | |
| ***From outside operating activities:*** | | |
| Proceeds on sale of assets including non-current assets | **41.4** | 32.2 |
| **TOTAL EXPENSES FROM ORDINARY ACTIVITIES (EXCLUDING BORROWING COSTS)** | | |
| Cost of sales | **2,336.1** | 2,188.2 |
| Distribution expenses | **582.2** | 548.7 |
| Selling and marketing expenses | **174.5** | 151.6 |
| Administrative expenses | **296.8** | 280.7 |
| Net foreign exchange loss | **0.1** | 0.8 |
| Amortisation of intangibles | **21.4** | 18.3 |
| Written down value of assets sold | **34.6** | 34.2 |
| | **3,445.7** | 3,222.5 |
| **PROFIT ON SALE** | | |
| Property, plant and equipment | **13.3** | 9.6 |
| **LOSS ON SALE** | | |
| Property, plant and equipment | **6.5** | 11.6 |
| **BORROWING COSTS** | | |
| **Interest paid or payable to:** | | |
| Other parties | **70.9** | 67.9 |
| Finance charges on capitalised leases | **0.2** | 0.2 |
| | **71.1** | 68.1 |
| **DEPRECIATION AND AMORTISATION EXPENSES** | | |
| Land and buildings | **6.0** | 7.1 |
| Plant and equipment | **163.0** | 160.8 |
| Timber licences, plantation costs and mineral reserves | **2.9** | 1.3 |
| Leased assets capitalised | **0.8** | 0.8 |
| Goodwill | **19.3** | 16.4 |
| Other intangibles | **2.1** | 1.9 |
| | **194.1** | 188.3 |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|
| **6. EARNINGS PER SHARE** | | |
| **Classification of securities as ordinary shares** | | |
| Only ordinary shares have been included in basic earnings per share ("EPS"). | | |
| **Classification of securities as potential ordinary shares** | | |
| Options outstanding under the Executive Share Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share only. | | |
| **Earnings reconciliation** | | |
| Net profit | **283.8** | 192.8 |
| Net profit attributable to outside equity interests | **(0.6)** | (0.4) |
| ***Basic and diluted earnings*** | **283.2** | 192.4 |

| | CONSOLIDATED 2003 | 2002 |
|---|---|---|
| **Weighted average number of ordinary shares used as the denominator** | | |
| Number for basic earnings per share | **576,263,716** | 571,317,538 |
| Effect of executive share options on issue | **4,077,068** | 2,846,806 |
| **Number for diluted earnings per share** | **580,340,784** | 574,164,344 |
| **Basic earnings per share – ordinary shares** | **49.1c** | 33.7c |
| **Diluted earnings per share – ordinary shares** | **48.8c** | 33.5c |

During the year 1,324,500 shares were issued upon the exercise of executive options. The diluted EPS calculation includes that portion of these options assumed to be for nil consideration, weighted with reference to the date of conversion.

On 11 December 2002, 1,160,000 options lapsed and on 2 March 2003, 30,000 options lapsed. The diluted EPS calculation was not impacted as the options had not achieved the relevant price hurdles and were therefore non-dilutive.

## 7. DIVIDENDS

Dividends recognised by Boral Limited and the consolidated entity are:

| | Amount per share | Total amount $ millions | Franked amount per share | Date of payment |
|---|---|---|---|---|
| **2003** | | | | |
| 2002 final dividend recognised when declared during the year – ordinary | **10.0 cents** | **57.5** | **7.50 cents** | **19 September 2002** |
| Interim – ordinary | **11.0 cents** | **63.4** | **8.25 cents** | **19 March 2003** |
| Total amount | | **120.9** | | |
| **2002** | | | | |
| Interim – ordinary | 9.0 cents | 51.7 | 3.15 cents | 15 April 2002 |
| Final – ordinary | 10.0 cents | 57.5 | 7.50 cents | 19 September 2002 |
| Total amount | | 109.2 | | |
| **Subsequent events** | | | | |
| Since the end of the financial year, the Directors declared the following dividend: | | | | |
| Final – ordinary | **12.0 cents** | **69.2** | **12.0 cents** | **18 September 2003** |

The financial effect of the final dividend for June 2003 has not been brought to account in the financial statements for the year ended 30 June 2003 and will be recognised in subsequent financial reports.

## 7. DIVIDENDS (CONTINUED)

**Dividend franking account**

The balance of the franking account of Boral Limited as at 30 June 2003 is $Nil (2002: $Nil) after adjusting for franking credits/(debits) that will arise from:
- the payment/refund of the amount of the current tax liability.
- the receipt of intercompany dividends from controlled entities recognised as a receivable at year end.

It is anticipated that sufficient franking credits will be available for the dividend declared subsequent to year end as a result of franked dividends to be received from controlled entities.

**Change in measurement of dividend franking account**

In accordance with the New Business Tax System (Imputation) Act 2002, the measurement basis of the dividend franking account changed on 1 July 2002 from an after-tax profits basis to an income tax paid basis.

The amount of franking credits available to shareholders disclosed as at 30 June 2003 has been measured under the new legislation and represents income tax paid amounts available to frank distributions. The balance disclosed as at 30 June 2002 has been measured under the legislation existing at 30 June 2002 and represents after-tax profits able to be distributed fully franked at the current tax rate.

The change in the basis of measurement does not change the underlying value of franking credits or tax offsets available to shareholders from the dividend franking account.

**Dividend Reinvestment Plan**

The Company's dividend reinvestment plan will operate in respect of the payment of the final dividend and the last date for the receipt of an election notice for participation in the plan is 1 September 2003.

## 8. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

| | | | OWNERSHIP INTEREST CONSOLIDATED | | INVESTMENT CARRYING AMOUNT CONSOLIDATED | |
|---|---|---|---|---|---|---|
| *for year ended 30 June* Name | *Principal* Activity | Balance Date | **2003 %** | 2002 % | **2003 $ millions** | 2002 $ millions |
| **DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:** | | | | | | |
| Flyash Australia Pty Ltd | Flyash collection | 30-Jun | **50** | 50 | **0.3** | 0.3 |
| Go-Crete Pty Ltd | Concrete manufacture | 30-Jun | **50** | – | **3.9** | – |
| Gypsum Resources Australia Pty Ltd | Gypsum mining | 30-Jun | **50** | 50 | **–** | – |
| Highland Pine Products Pty Ltd | Timber | 30-Jun | **50** | 50 | – | – |
| Lafarge Boral Gypsum in Asia Ltd | Plasterboard | 31-Dec | **50** | 47.7 | **229.3** | 239.2 |
| MonierLifetile LLC | Rooftiles | 31-Dec | **50** | 50 | **90.2** | 101.5 |
| MonierLifetile S.R.L. de C.V. | Rooftiles | 31-Dec | **50** | 50 | **2.8** | 3.0 |
| Penrith Lakes Development Corporation Pty Ltd | Quarrying | 30-Jun | **40** | 40 | **–** | – |
| RCM Sdn Bhd | Timber | 31-Dec | **33.3** | 33.3 | **–** | – |
| Rondo Building Services Pty Ltd | Rollform system | 30-Jun | **50** | 50 | **6.1** | 4.6 |
| Sunstate Cement Ltd | Cement manufacturer | 30-Jun | **50** | 50 | **9.8** | 10.4 |
| Tile Service Company LLC | Rooftiles | 31-Dec | **50** | 50 | **–** | – |
| Wunderlich Pty Ltd (in voluntary liquidation) | Windows | 30-Jun | **50** | 50 | **–** | – |
| | | | | | **342.4** | 359.0 |
| Less provision for diminution | | | | | **(38.3)** | (45.3) |
| **TOTAL** | | | | | **304.1** | 313.7 |

| | CONSOLIDATED | |
|---|---|---|
| | **2003 $ millions** | 2002 $ millions |
| **RESULTS OF ASSOCIATES:** | | |
| Share of associates' profit from ordinary activities before income tax expense | **56.9** | 49.1 |
| Share of associates' income tax attributable to profit from ordinary activities | **(5.9)** | (4.4) |
| Share of associates' net profit – equity accounted | **51.0** | 44.7 |
| **MATERIAL INTERESTS IN ASSOCIATES:** | | |
| Share of associate's net profit – equity accounted | | |
| Lafarge Boral Gypsum in Asia Ltd | **18.8** | 17.8 |

| | CONSOLIDATED 2003 | 2002 |
|---|---|---|
| **9. NTA BACKING** | | |
| Net tangible asset backing per ordinary security | **$3.27** | $3.02 |

| | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|
| **10. CONTRIBUTED EQUITY** | | |
| **ISSUED AND PAID-UP CAPITAL** | | |
| 576,852,065 (2002: 575,253,472) ordinary shares, fully paid | **1,583.7** | 1,578.1 |
| **MOVEMENTS IN ORDINARY SHARE CAPITAL** | | |
| Balance at the beginning of the financial year | **1,578.1** | 1,556.7 |
| Movements during the year: | | |
| Nil (2002: 584,700) shares issued under employee share plan | **–** | 1.3 |
| 7,950,250 (2002: 6,378,594) shares issued under the dividend reinvestment plan | **34.8** | 22.3 |
| 1,324,500 (2002: 240,000) shares issued upon the exercise of executive options | **4.1** | 0.7 |
| Adjustment arising from the finalisation of matters relating to the Origin Energy/Boral demerger | **–** | (2.9) |
| 7,676,157 (2002: Nil) shares bought back | **(33.3)** | – |
| Balance at the end of the financial year | **1,583.7** | 1,578.1 |

*During the year the Company completed the buy-back of 7,676,157 shares approximating the number and value of shares issued under the dividend reinvestment plan. The total consideration of shares bought back on-market was $33,255,460 and at an average price of $4.33. The consideration paid was allocated to share capital.*

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of a winding up of Boral Limited, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

| | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|
| **11. RETAINED PROFITS** | | |
| Retained profits at beginning of year | **222.1** | 138.7 |
| Net profit attributable to members of the parent entity | **283.2** | 192.4 |
| Transfer from asset revaluation reserve | **0.2** | 0.2 |
| Net effect on initial adoption of: | | |
| Revised AASB 1028 *"Employee Benefits"* | **(1.0)** | – |
| Net effect on dividends from: | | |
| Initial adoption of AASB 1044 *"Provisions, Contingent Liabilities and Contingent Assets"* | **57.5** | – |
| Dividends recognised during the year | **(120.9)** | (109.2) |
| *Retained profits at the end of the year* | **441.1** | 222.1 |
| **12. TOTAL EQUITY RECONCILIATION** | | |
| *Total equity at beginning of year* | **1,949.7** | 1,854.5 |
| Total changes in parent entity interest in equity recognised in the statement of financial performance | **247.8** | 183.8 |
| Transactions with owners as owners: | | |
| Dividends | **(63.4)** | (109.2) |
| Contributions of equity | **5.6** | 24.3 |
| Adjustment arising from the finalisation of matters relating to the Origin Energy/Boral demerger | **–** | (2.9) |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|
| **13. CONTINGENT LIABILITIES** | | |
| Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below. | | |
| Unsecured: | | |
| Bank guarantees | **5.8** | 6.9 |
| Other items | **1.6** | 1.6 |
| | **7.4** | 8.5 |

Boral Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to controlled entities.

A number of sites within the Boral Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed, estimated clean-up costs have been expensed or provided for. For some sites, the requirements cannot be reliably assessed at this stage.

Certain entities within the consolidated entity are subject to various lawsuits and claims in the ordinary course of business.

Consistent with other companies of the size and diversity of Boral, the Group is the subject of periodic information requests, investigations and audit activities by the Australian Taxation Office and tax authorities in other jurisdictions in which Boral operates.

Any liabilities arising from the above mentioned matters, other than those which are already provided for in the statement of financial position, are not anticipated to result in material losses.

**14. NOTES TO STATEMENT OF CASH FLOWS**

1. *Reconciliation of cash and cash equivalents.*

Cash includes cash on hand, at bank and short-term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial period as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

| | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|
| Cash | **65.2** | 43.4 |
| Bank overdrafts | **(37.3)** | (6.4) |
| | **27.9** | 37.0 |
| 2. The following non-cash financing and investing activities have not been included in the statement of cash flows: | | |
| Dividends reinvested under the dividend reinvestment plan | **34.8** | 22.3 |

# Discussion and Analysis of Financial Results



## STATEMENT OF FINANCIAL PERFORMANCE

The Group's revenue from operating activities increased by 10% over the previous year to $3,831.0 million. This growth reflects better than expected activity in the Australian housing market, improvements in non-dwelling and infrastructure construction activity in Australia together with a resilient housing market in the USA.

The Group's operating profit before interest and tax increased by 39% over the previous year to $477.7 million. The major features of this profit result were:

- profits from the Australian operations up 56% to $356.7 million
- equity accounted profits of $51.0 million underpinned by an $18.8 million contribution from the Plasterboard Asian joint venture and $18.3 million from MonierLifetile
- $25 million from Quarry End Use activities predominantly from the Greystanes development
- strong earnings of $111.3 million from the US operations which were in line with last year despite the adverse impact of the revaluation of the Australian dollar.

Net interest expense increased from $63.2 million in the previous year to $67.8 million in the current year due to a higher proportion of fixed interest debt.

EBIT interest cover improved from 5.4 times to 7.1 times in the current year.

Profit after tax of $283.2 million improved by 47% over the prior year with $144.3 million delivered in the first half year and $138.9 million in the second half year.

A final dividend of 12 cents per share has been declared which will be 100% franked. This represents an increase from the final 2002 and interim 2003 dividends of 10 cents and 11 cents respectively franked at 75%.

Dividends declared in respect of the year totalled $132.6 million and represent a payout ratio of 47% of the profit after tax.

Earnings per share increased by 46% to 49.1 cents per share.

## STATEMENT OF FINANCIAL POSITION

The net financial position of the Group strengthened during the year. Net borrowings reduced from $881.1 million to $763.9 million at 30 June 2003 reflecting strong business cash flows and the impact of a favourable revaluation of foreign currency debt.

The Group's gearing (net debt to equity) reduced from 45% to 36% despite substantial acquisition expenditure during the year and remains just below the target range of 40% to 60%.

Boral's credit rating continued at BBB+/A2 with Standard and Poor's and Baa1/P2 with Moody's Investors Services.

At 30 June 2003, the Group had available undrawn and uncommitted debt facilities of $2,824 million.

Total equity increased by 9.8% to $2,140.2 million at 30 June 2003, whilst net tangible assets per share increased from $3.02 to $3.27.

## STATEMENT OF CASH FLOWS

The Group generated operating cash flows of $488.6 million after payment of interest and income tax. This represents a 25% improvement on the operating cash flow of $392.0 million reported last year. The improvement in operating cash flow reflects strong business unit performance.

These strong cash flows were used to fund around $422 million of capital and acquisition expenditure. This included the funding of a further investment in the Plasterboard Asian joint venture, which took Boral's ownership from 47.7% to 50% and the acquisition of the Franklin bricks business in the USA.

# Statutory Statements

BORAL LIMITED AND CONTROLLED ENTITIES

## DIRECTORS' DECLARATION

In the opinion of the Directors of Boral Limited, the accompanying concise financial report of the consolidated entity, comprising Boral Limited and its controlled entities, for the year ended 30 June 2003 set out on pages 56 to 67:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

Signed in accordance with a resolution of the Directors:

**KENNETH J. MOSS** DIRECTOR

**RODNEY T. PEARSE** DIRECTOR

Sydney, 5 September 2003

## INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT TO THE MEMBERS OF BORAL LIMITED

### SCOPE

We have audited the concise financial report of Boral Limited and its controlled entities for the financial year ended 30 June 2003, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 14, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows set out on pages 56 to 67 in order to express an opinion on it to the members of Boral Limited. The Company's Directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Boral Limited and its controlled entities for the year ended 30 June 2003. Our audit report on the full financial report was signed on 5 September 2003, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports" issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

### AUDIT OPINION

In our opinion the concise financial report of Boral Limited and its controlled entities for the year ended 30 June 2003 complies with AASB 1039 "Concise Financial Reports" issued in Australia.

KPMG

**TRENT VAN VEEN** PARTNER

Sydney, 5 September 2003

# Full Financial Report

# Statements of Financial Performance

BORAL LIMITED AND CONTROLLED ENTITIES

| for year ended 30 June | Note | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|---|
| Revenue from operating activities | 2 | **3,831.0** | 3,488.8 | **–** | – |
| Interest revenue | 2 | **3.3** | 4.9 | **118.4** | 149.0 |
| Other revenue | 2 | **41.4** | 32.2 | **334.9** | 84.2 |
| Total revenue from ordinary activities | | **3,875.7** | 3,525.9 | **453.3** | 233.2 |
| Depreciation and amortisation expenses | 2 | **(194.1)** | (188.3) | **(25.3)** | (25.8) |
| Other (expenses)/income from ordinary activities | | **(3,251.6)** | (3,034.2) | **86.5** | 34.4 |
| Total (expenses)/income from ordinary activities, excluding borrowing costs | 2 | **(3,445.7)** | (3,222.5) | **61.2** | 8.6 |
| Borrowing costs | 2 | **(71.1)** | (68.1) | **(103.5)** | (119.3) |
| Share of net profit of associates and joint ventures attributable to members | 9 | **51.0** | 44.7 | **–** | – |
| **Profit from ordinary activities before related income tax expense** | | **409.9** | 280.0 | **411.0** | 122.5 |
| Income tax expense relating to ordinary activities | 3 | **(126.1)** | (87.2) | **(37.8)** | (22.2) |
| **Net profit** | | **283.8** | 192.8 | **373.2** | 100.3 |
| Net profit attributable to outside equity interest | | **(0.6)** | (0.4) | **–** | – |
| **Net profit attributable to members of the parent entity** | 21 | **283.2** | 192.4 | **373.2** | 100.3 |
| **Non-owner transaction changes in equity** | | | | | |
| Net decrease in retained profits on the initial adoption of: Revised AASB 1028 *Employee Benefits* | 21 | **(1.0)** | – | **(0.1)** | – |
| Net exchange difference on translation of assets and liabilities of overseas controlled entities | 20 | **(118.1)** | (37.1) | **–** | – |
| Net exchange difference on translation of long-term borrowings net of income tax expense | 20 | **83.7** | 28.5 | **–** | – |
| Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity | | **(35.4)** | (8.6) | **(0.1)** | – |
| **Total changes in equity from non-owner related transactions attributable to the members of the parent entity** | 23 | **247.8** | 183.8 | **373.1** | 100.3 |
| Basic earnings per share–ordinary shares | 5 | **49.1c** | 33.7c | **–** | – |
| Diluted earnings per share–ordinary shares | 5 | **48.8c** | 33.5c | **–** | – |

The statements of financial performance should be read in conjunction with the accompanying notes set out on pages 8 to 45, which form an integral part of the financial statements.

# Statements of Financial Position

BORAL LIMITED AND CONTROLLED ENTITIES

| as at 30 June | Note | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|---|
| **CURRENT ASSETS** | | | | | |
| Cash assets | 6 | **65.2** | 43.4 | **3.9** | 19.5 |
| Receivables | 7 | **641.4** | 641.5 | **4,912.4** | 5,640.1 |
| Inventories | 8 | **375.9** | 360.1 | **-** | - |
| Other | 14 | **38.8** | 36.9 | **1.9** | 2.3 |
| **TOTAL CURRENT ASSETS** | | **1,121.3** | 1,081.9 | **4,918.2** | 5,661.9 |
| **NON-CURRENT ASSETS** | | | | | |
| Receivables | 7 | **55.2** | 44.1 | **-** | - |
| Inventories | 8 | **85.0** | 56.2 | **-** | - |
| Investments accounted for using the equity method | 9 | **304.1** | 313.7 | **-** | - |
| Other financial assets | 10 | **0.2** | 0.2 | **59.3** | 59.3 |
| Property, plant and equipment | 11 | **2,097.0** | 2,070.7 | **282.7** | 294.3 |
| Intangible assets | 12 | **250.7** | 210.0 | **-** | - |
| Deferred tax assets | 13 | **99.0** | 125.8 | **3.6** | 23.7 |
| Other | 14 | **25.4** | 12.7 | **0.6** | 0.3 |
| **TOTAL NON-CURRENT ASSETS** | | **2,916.6** | 2,833.4 | **346.2** | 377.6 |
| **TOTAL ASSETS** | | **4,037.9** | 3,915.3 | **5,264.4** | 6,039.5 |
| **CURRENT LIABILITIES** | | | | | |
| Payables | 15 | **510.3** | 493.4 | **2,663.5** | 3,671.3 |
| Interest-bearing liabilities | 16 | **38.3** | 8.2 | **85.5** | 80.7 |
| Current tax liabilities | 17 | **67.6** | 32.2 | **0.9** | 6.5 |
| Provisions | 18 | **197.9** | 244.6 | **19.4** | 73.5 |
| **TOTAL CURRENT LIABILITIES** | | **814.1** | 778.4 | **2,769.3** | 3,832.0 |
| **NON-CURRENT LIABILITIES** | | | | | |
| Interest-bearing liabilities | 16 | **790.8** | 916.3 | **339.1** | 382.0 |
| Deferred tax liabilities | 17 | **252.2** | 232.0 | **36.8** | 22.0 |
| Provisions | 18 | **40.6** | 38.9 | **0.7** | 0.3 |
| **TOTAL NON-CURRENT LIABILITIES** | | **1,083.6** | 1,187.2 | **376.6** | 404.3 |
| **TOTAL LIABILITIES** | | **1,897.7** | 1,965.6 | **3,145.9** | 4,236.3 |
| **NET ASSETS** | | **2,140.2** | 1,949.7 | **2,118.5** | 1,803.2 |
| **EQUITY** | | | | | |
| Contributed equity | 19 | **1,583.7** | 1,578.1 | **1,583.7** | 1,578.1 |
| Reserves | 20 | **113.3** | 147.9 | **124.9** | 125.1 |
| Retained profits | 21 | **441.1** | 222.1 | **409.9** | 100.0 |
| ***Total parent entity interest*** | | **2,138.1** | 1,948.1 | **2,118.5** | 1,803.2 |
| Outside equity interests | 22 | **2.1** | 1.6 | **-** | - |
| **TOTAL EQUITY** | | **2,140.2** | 1,949.7 | **2,118.5** | 1,803.2 |

*The statements of financial position should be read in conjunction with the accompanying notes set out on pages 8 to 45, which form an integral part of the financial statements.*

# Statements of Cash Flows

BORAL LIMITED AND CONTROLLED ENTITIES

| for year ended 30 June | Note | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | | |
| Receipts from customers | | **4,145.5** | 3,601.5 | **46.7** | 42.3 |
| Payments to suppliers and employees | | **(3,544.3)** | (3,129.6) | **(38.6)** | (34.9) |
| Dividends received | | **26.8** | 18.9 | **289.9** | 42.6 |
| Interest received | | **3.4** | 4.9 | **119.5** | 145.0 |
| Borrowing costs | | **(72.2)** | (64.7) | **(102.8)** | (119.3) |
| Income taxes (paid)/refunded | | **(70.6)** | (39.0) | **(9.0)** | (3.0) |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 35 | **488.6** | 392.0 | **305.7** | 72.7 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | | | |
| Payments for purchase of property, plant and equipment | | **(267.7)** | (203.5) | **(14.1)** | (14.7) |
| Payments for purchase of controlled entities and businesses (net of cash acquired) | | **(138.8)** | (54.3) | **–** | – |
| Payments for purchase of other investments | | **(15.8)** | (42.2) | **–** | – |
| Proceeds on disposal of businesses and non-current assets | | **41.4** | 32.2 | **0.2** | 0.5 |
| **NET CASH USED IN INVESTING ACTIVITIES** | | **(380.9)** | (267.8) | **(13.9)** | (14.2) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | | | |
| Proceeds from issue of shares | | **4.1** | 0.7 | **4.1** | 0.7 |
| Share buy-back (on market) | | **(33.3)** | – | **(33.3)** | – |
| Dividends paid (net of dividends reinvested under the Dividend Reinvestment Plan $34.8 million (2002: $22.3 million)) | | **(86.5)** | (80.9) | **(86.1)** | (80.4) |
| Net movement in loans with controlled entities | | **–** | – | **(203.4)** | 486.5 |
| Proceeds from borrowings | | **130.1** | 715.4 | **128.2** | 76.5 |
| Repayment of borrowings | | **(125.6)** | (741.9) | **(121.7)** | (513.1) |
| **NET CASH USED IN FINANCING ACTIVITIES** | | **(111.2)** | (106.7) | **(312.2)** | (29.8) |
| Effects of exchange rate fluctuations on the balances of cash held in foreign currencies | | **(5.6)** | 0.3 | **–** | – |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | | **(9.1)** | 17.8 | **(20.4)** | 28.7 |
| Cash and cash equivalents at beginning of the year | | **37.0** | 19.2 | **(61.2)** | (89.9) |
| Cash and cash equivalents at end of the year | 35 | **27.9** | 37.0 | **(81.6)** | (61.2) |

The statements of cash flows should be read in conjunction with the accompanying notes set out on pages 8 to 45, which form an integral part of the financial statements.

# Statement of Significant Accounting Policies

BORAL LIMITED AND CONTROLLED ENTITIES

The following is a summary of significant accounting policies which have been adopted in the presentation of this financial report which is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on an historical cost accounting basis. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

## CHANGES IN ACCOUNTING POLICY

**Foreign currency translation:** The consolidated entity has applied the revised AASB 1012 "Foreign Currency Translation" for the first time from 1 July 2002. For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs. The change in policy has no material financial effect in the current period.

**Employee benefits:** The consolidated entity has applied the revised AASB 1028 "Employee Benefits" for the first time from 1 July 2002. The liability for wages and salaries and annual leave is now calculated using the remuneration rates the Company expects to pay when the obligation is settled, not wage and salary rates current at reporting date.

As a result, the consolidated entity recognised a credit to current provisions of $1.4 million (Boral Limited: $0.1 million), a debit to deferred tax assets of $0.4 million (Boral Limited: $Nil) and a debit to opening retained profits of $1.0 million (Boral Limited: $0.1 million) at 1 July 2002 representing the effect of increased remuneration rates on the annual leave provision. The change in policy has no material financial effect in the current period.

**Provisions and contingent liabilities:** The consolidated entity has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 July 2002. Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year. As a result the consolidated entity's provisions do not take into account the dividend of $69.2 million declared on 18 August 2003.

## PRINCIPLES OF CONSOLIDATION

**Controlled entities:** The consolidated financial statements of the consolidated entity include the financial statements of Boral Limited and all entities in which it has a controlling interest. Where control of entities commenced or ceased during the year, the results are included only from the date control commenced or up to the date control ceased. Outside interests in the reserves and profits of entities that are under the control of Boral Limited are shown as a separate item in the consolidated financial statements.

**Associates:** Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognised in the consolidated statement of financial performance from the date significant influence commences until the

accounted for using equity accounting principles. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's share of the joint venture entity's net profit or loss is recognised in the consolidated statement of financial performance from the date joint control commenced until the date joint control ceases. Other movements in reserves are recognised directly in consolidated reserves.

**Joint venture operations:** The consolidated entity's interests in unincorporated joint ventures are brought to account by including its proportionate share of joint ventures' assets, liabilities, and expenses and the consolidated entity's revenue from the sale of its share of output on a line-by-line basis, from the date joint control commences to the date joint control ceases.

**Transactions eliminated on consolidation:** Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation. Unrealised gains resulting from transactions with associates and joint ventures, including those relating to contributions of non-monetary assets on establishment, are eliminated to the extent of the consolidated entity's interest. Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

## REVENUE RECOGNITION

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST).

**Sale of goods revenue:** Sale of goods revenue is recognised (net of returns, discounts and allowances) when the control of goods passes to the customer.

**Rendering of services revenue:** Revenue from rendering services is recognised in proportion to the stage of completion of the contract when the stage of contract completion can be reliably measured. The stage of completion is assessed by reference to surveys of work performed. Where the outcome of a contract cannot be reliably estimated, contract costs are expensed as incurred. Where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred. An expected loss is recognised immediately as an expense.

**Interest revenue:** Interest income is recognised as it accrues taking into account the effective yield on the financial asset.

**Sale of non-current assets:** The gross proceeds of asset sales are included as revenue at the date control passes to the buyer, usually when an unconditional contract of sale is signed. The profit or loss on disposal of assets (other than property held for resale) is brought to account at the time of disposal and is calculated as the difference between the carrying amount of the asset and the net proceeds on disposal (including incidental costs).

**Land held for resale:** Revenue and profit from sale of property held for resale is recognised either on settlement or when all of the following conditions have been met: contracts are exchanged; a significant non-refundable deposit is received; and material conditions contained within the contract are met.

**Dividends:** Revenue from dividends and distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities. Revenue from dividends from associates is recognised by the parent entity when dividends are received. Revenue from dividends from other investments are recognised when received.

# Statement of Significant Accounting Policies

BORAL LIMITED AND CONTROLLED ENTITIES

## INCOME TAX

The income statement liability method of tax effect accounting has been adopted whereby income tax expense for the period has been matched with accounting profit after allowing for permanent differences relating to deductibility or assessability for income tax purposes of certain items. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

## GOODS AND SERVICES TAX

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

## BORROWING COSTS

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, foreign exchange differences net of hedged amounts on borrowings, including trade creditors and lease finance charges.

Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than twelve months to get ready for their intended use or sale. In these circumstances, borrowing costs may be capitalised to the cost of the assets. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amounts of borrowing costs capitalised are those incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

## FOREIGN CURRENCIES

**Transactions:** Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted to Australian dollars at the exchange rates ruling at balance date. Exchange differences relating to amounts receivable and payable in foreign currencies are brought to account as exchange gains or losses in the statement of financial performance in the financial year in which the exchange rates change, except where:

- relating to amounts payable or receivable in foreign currency forming part of a net investment in a self-sustaining foreign operation. In this case, the exchange difference, together with any related income tax expense/benefit, is transferred to the foreign currency translation reserve on consolidation
- relating to acquisition of qualifying assets.

***Translation of controlled foreign operations:*** The assets and liabilities of foreign operations, including controlled entities, associates and joint ventures, that are self sustaining are translated at the rates of exchange ruling at reporting date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve until the disposal, or partial disposal, of the operations.

## RECEIVABLES

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts. The collectability of debts is assessed at balance date and specific allowance is made for any doubtful accounts.

## INVENTORIES AND WORK IN PROGRESS

Inventories and work in progress are valued at the lower of cost (including materials, labour and appropriate overheads) and net realisable value. Cost is determined predominantly on the first-in-first-out basis of valuation. Net realisable value is determined on the basis of each entity's normal selling pattern. Expenses of marketing, selling and distribution to customers are estimated and are deducted to establish net realisable value.

**Land held for resale:** Development properties are carried at the lower of cost and net realisable value. Cost includes the costs of acquisition, development, and holding costs such as interest, rates and taxes. Borrowing costs and other holding costs incurred after completion of development are expensed as incurred.

## CONSTRUCTION CONTRACTS IN PROGRESS

Construction contracts in progress are valued at cost plus profit determined by the percentage of completion method where the profit can be reliably determined or otherwise when a contract is completed. Costs include both variable and fixed costs directly related to specific contracts, and those which can be attributed to contract activity in general and which can be allocated to specific contracts on a reasonable basis. Also included are costs expected to be incurred under penalty clauses and rectification provisions. Provisions for losses are made in the financial statements for actual or anticipated losses as soon as the loss is identified. Payments received in advance of performance of contracts and services are not brought to account as income.

## RECOVERABLE AMOUNT OF NON-CURRENT ASSETS VALUED ON A COST BASIS

The carrying amounts of non-current assets valued on the cost basis are reviewed at each reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write down is recognised as an expense in the statement of financial performance in the reporting period in which it occurs. Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets. The methodology applied in assessing the recoverable amounts of non-current assets includes, but is not limited to, an analysis of expected future cash flows discounted to

# Statement of Significant Accounting Policies

BORAL LIMITED AND CONTROLLED ENTITIES

**GOODWILL**

Goodwill, being the excess of the cost of acquisition incurred over the fair value of the identifiable net assets acquired, is amortised to the statement of financial performance using the straight line method of calculation over the period of time during which the benefits are expected to arise, but not exceeding twenty years. The unamortised balance of goodwill is reviewed at each reporting date and recognised as an expense in the statement of financial performance to the extent that future benefits are no longer probable. The methodology applied in carrying out the review of the unamortised balance of goodwill does include, but is not limited to, an analysis of expected future cash flows discounted to their present value.

**DEFERRED EXPENSES**

Expenditure is deferred to the extent that management consider that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenses are amortised over the period in which the related benefits are expected to be realised. The carrying value of deferred expenditure is reviewed in accordance with the policy set out under recoverable amount of non-current assets.

**INVESTMENTS**

**Controlled entities:** Investments in controlled entities are carried in Boral Limited's financial statements at the lower of cost and recoverable amount.

**Associates:** In Boral Limited's financial statements, investments in associated entities are carried at the lower of cost and recoverable amount.

**Other companies:** Interests in listed and unlisted companies which are not controlled entities nor associated entities are treated as investments and only dividend income is brought into the consolidated results. The carrying values are reviewed annually to ensure that they do not exceed recoverable amounts.

**PROPERTY, PLANT AND EQUIPMENT**

**Acquisition:** Items of property, plant and equipment are initially recorded at cost of acquisition and depreciated as outlined below. The cost of property, plant and equipment constructed by the consolidated entity includes the cost of materials, direct labour, together with proportion of overheads and other incidental costs directly attributable to its construction. Borrowing costs may be capitalised to the cost of constructed property, plant and equipment using a weighted average capitalisation rate.

**Disposal of assets:** The gain or loss on disposal of assets is calculated as the difference between the carrying amount of the asset at the time of disposal and the proceeds of disposal, and is brought to account as profit or loss in the period in which the disposal occurs. Any realised revaluation increment relating to the disposed asset standing in the asset revaluation reserve at the time of disposal is transferred to retained earnings.

**Leased plant and equipment:** Leases of plant and equipment which are classified as finance leases are capitalised and amortised over the period during which benefits are anticipated. Other leases are classified as operating leases and the lease costs are expensed as incurred.

**Depreciation and amortisation:** Depreciation and amortisation are charged on property, plant and equipment at rates which provide for the write down from cost or valuation over the anticipated period of their useful life to the consolidated entity. Depreciation of property, plant and

**EMPLOYEE BENEFITS**

Provision is made in the financial statements for benefits accruing to employees in relation to long service leave and annual leave.

The provision for employee entitlements to annual leave expected to be settled within twelve months of the year-end represents present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date. The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attaching to national government bonds at reporting date which most closely match the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

Related on-costs have also been included in respect of annual leave and long service leave.

A liability is recognised for bonus plans with incentives directly related to business results. Short-term incentives comprise cash bonuses whilst long-term incentives are currently provided in the form of options.

Employee contributory superannuation funds exist to provide benefits for employees and their dependants on retirement, disability or death. Contributions are recognised as an expense as they are made.

**PAYABLES**

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

**PROVISIONS**

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows (adjusted for expected future risks) required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being risk free rates on government bonds most closely matching the expected future payments. The unwinding of the discount is treated as part of the expense related to the particular provision.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that that the recovery will be received and is measured on a basis consistent with the measurement of the related provision.

In the statement of financial performance, the expense recognised in respect of a provision is presented net of the recovery. In the statement of financial position, the provision is recognised net of the recovery receivable only when the entity has a legally recognised right to set-off the recovery receivable and the provision, and intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

**Dividends:** A provision for dividends payable is recognised in the reporting period in which the dividends are declared, for the entire

**Rationalisation and restructuring:** Provisions for restructuring are recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced, or firm contracts related to the restructuring have been entered into. Costs related to ongoing activities are not provided for.

**Claims:** Provisions are raised for liabilities arising from the ordinary course of business, in relation to claims against the entity, including insurance, legal and other claims. Where recoveries are expected in respect of such claims these are included in other debtors.

**Environmental costs:** Provisions are made for the rehabilitation of areas from which natural resources are extracted. The rehabilitation costs are provided over the period in which the recoverable resources are expected to be removed. These costs have been determined based on current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. Provisions are also made for the expected cost of environmental rehabilitation of sites identified as being contaminated as a result of prior activities. The liability is recognised when the environmental exposure is identified and the estimated clean-up costs can be reliably assessed.

## INTEREST BEARING LIABILITIES

Bank loans are carried on the statement of financial position at their principal amount, subject to set-off arrangements. Interest expense is accrued and included in trade creditors.

## DERIVATIVES

The consolidated entity is exposed to changes in interest rates, foreign exchange rates and commodity prices from its activities. The consolidated entity uses the following derivative financial instruments to hedge these risks: interest rate swaps, forward rate agreements, interest rate options, forward foreign exchange contracts and futures commodity fixed price swap contracts. Derivative financial instruments are not held for speculative purposes.

**Hedges:** Transactions are designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risks being hedged, are designated prospectively so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated. Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance. The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the date of inception of the hedge transaction. When recognised, the net receivables or payables are revalued using the foreign currency current at reporting date.

The net amounts receivable or payable under open swaps, forward rate agreements and futures contracts and the associated deferred gains or losses are not recorded on the statement of financial position until the hedge transaction occurs. When recognised the net receivables or payables are revalued using the interest or commodity rates current at reporting date.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains and losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains and losses that arose on the hedge prior to its termination are included in the statement of financial performance for the period.

Where a hedge transaction is redesignated as a hedge of another transaction, gains and losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. Where the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statement of financial performance for the period. Gains or losses that arise prior to and upon maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction, if the transaction is still expected to occur as designated. If the transaction is no longer expected to occur, the gains and losses are recognised immediately in the statement of financial performance.

Foreign exchange differences relating to foreign currency transactions hedging a net investment in a self-sustaining foreign operation, together with any related income tax expense/benefit, are transferred to the foreign currency translation reserve on consolidation.

**Interest rate swaps and forward rate agreements:** Interest payments and receipts under interest rate swap contracts and realised gains and losses on forward rates agreements are recognised on an accruals basis in the statement of financial performance as an adjustment to borrowing costs during the period.

**Interest rate options:** Interest rate options are purchased to hedge interest rate exposures. The premiums paid on interest rate options and any realised gains or losses on exercise are held in other assets and are amortised to borrowing costs over the terms of the agreements.

**Forward foreign exchange contracts:** Forward foreign exchange contracts are accounted for as described under Hedges above.

**Commodity fixed price swap contracts:** Commodity fixed price swap contracts are accounted for as described under Hedges above.

## EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated by dividing the net profit attributable to members of the parent entity for the reporting period, after excluding any costs of servicing equity (other than ordinary shares and converting preference shares classified as ordinary shares for EPS calculation purposes), by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential ordinary shares and the effect on revenues and expenses of conversion to ordinary shares associated with dilutive potential ordinary shares, by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus issue.

## COMPARATIVE FIGURES

To ensure comparability with the current reporting period, certain comparative items have been reclassified in the financial statements to conform with changes in presentation in the current financial year.

## ROUNDING OF AMOUNTS TO THE NEAREST $100,000

Boral Limited is an entity of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded to the

## 1. SEGMENTS

| for year ended 30 June PRIMARY REPORTING – BUSINESS SEGMENTS | 2003 $ millions | 2002 $ millions | 2003 $ millions | 2002 $ millions | 2003 $ millions | 2002 $ millions |
|---|---|---|---|---|---|---|
| | Revenue* | | | | | |
| Building products – Australia | **1,145.8** | 999.0 | | | | |
| Construction materials – Australia | **1,845.7** | 1,640.0 | | | | |
| United States of America | **761.1** | 792.9 | | | | |
| Asia | **77.0** | 52.6 | | | | |
| Other | **1.4** | 4.3 | | | | |
| **Segment total** | **3,831.0** | 3,488.8 | | | | |
| | Operating profit (excluding associates) | | Equity accounted results of associates | | Operating profit before tax** | |
| Building products – Australia | **113.6** | 81.8 | **4.9** | 3.5 | **118.5** | 85.3 |
| Construction materials – Australia | **229.2** | 136.0 | **9.0** | 6.7 | **238.2** | 142.7 |
| United States of America | **93.0** | 93.0 | **18.3** | 16.7 | **111.3** | 109.7 |
| Asia | **5.7** | 1.9 | **18.8** | 17.8 | **24.5** | 19.7 |
| Other | **(3.2)** | (2.6) | **–** | – | **(3.2)** | (2.6) |
| Non-trading activities | **–** | (2.9) | **–** | – | **–** | (2.9) |
| Corporate | **(11.6)** | (8.7) | **–** | – | **(11.6)** | (8.7) |
| **Segment total** | **426.7** | 298.5 | **51.0** | 44.7 | **477.7** | 343.2 |
| Net interest expense | **(67.8)** | (63.2) | **–** | – | **(67.8)** | (63.2) |
| | **358.9** | 235.3 | **51.0** | 44.7 | **409.9** | 280.0 |
| | Segment assets (excluding investments in associates) | | Equity accounted investments in associates | | Total assets | |
| Building products – Australia | **971.0** | 966.0 | **6.1** | 4.6 | **977.1** | 970.6 |
| Construction materials – Australia | **1,882.6** | 1,710.9 | **14.0** | 10.7 | **1,896.6** | 1,721.6 |
| United States of America | **663.7** | 706.9 | **93.0** | 104.5 | **756.7** | 811.4 |
| Asia | **25.3** | 23.3 | **191.0** | 193.9 | **216.3** | 217.2 |
| Other | **3.8** | 3.7 | **–** | – | **3.8** | 3.7 |
| Corporate | **23.0** | 21.4 | **–** | – | **23.0** | 21.4 |
| **Segment total** | **3,569.4** | 3,432.2 | **304.1** | 313.7 | **3,873.5** | 3,745.9 |
| Cash and other financial assets*** | **65.4** | 43.6 | **–** | – | **65.4** | 43.6 |
| Deferred tax assets (unallocated) | **99.0** | 125.8 | **–** | – | **99.0** | 125.8 |
| | **3,733.8** | 3,601.6 | **304.1** | 313.7 | **4,037.9** | 3,915.3 |
| | Liabilities | | Acquisition of segment assets | | Depreciation and amortisation | |
| Building products – Australia | **173.8** | 159.3 | **40.0** | 32.9 | **45.6** | 42.8 |
| Construction materials – Australia | **374.1** | 321.8 | **181.7** | 107.4 | **97.2** | 94.0 |
| United States of America | **92.2** | 95.3 | **32.0** | 60.5 | **45.5** | 45.7 |
| Asia | **19.6** | 24.9 | **6.5** | 2.8 | **1.8** | 1.5 |
| Other | **3.8** | 5.2 | **0.1** | – | **–** | – |
| Corporate | **85.3** | 170.4 | **7.4** | 1.6 | **4.0** | 4.3 |
| **Segment total** | **748.8** | 776.9 | **267.7** | 205.2 | **194.1** | 188.3 |
| Interest-bearing liabilities (unallocated) | **829.1** | 924.5 | **–** | – | **–** | – |
| Tax liabilities (unallocated) | **319.8** | 264.2 | **–** | – | **–** | – |
| | **1,897.7** | 1,965.6 | **267.7** | 205.2 | **194.1** | 188.3 |
| | Non cash expenses/(income) | | | | | |
| Building products – Australia | **(4.1)** | 2.6 | | | | |
| Construction materials – Australia | **14.7** | 1.1 | | | | |
| United States of America | **(8.7)** | (6.6) | | | | |
| Asia | **(20.4)** | (14.5) | | | | |
| Other | **(1.9)** | (0.2) | | | | |
| Corporate | **3.1** | (2.6) | | | | |

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

**Primary Segments**

| | |
|---|---|
| Building products – Australia | Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products. |
| Construction materials – Australia | Quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding. |
| United States of America | Bricks, rooftiles and flyash. |
| Asia | Plasterboard, premix concrete and |

## 1. SEGMENTS (CONTINUED)

for year ended 30 June
SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS

| | 2003 $ millions | 2002 $ millions | 2003 $ millions | 2002 $ millions | 2003 $ millions | 2002 $ millions |
|---|---|---|---|---|---|---|
| | Revenue* | | Acquisition of segment assets | | | |
| Australia | **2,991.5** | 2,639.0 | **221.7** | 140.3 | | |
| United States of America | **761.1** | 792.9 | **32.0** | 60.5 | | |
| Asia | **77.0** | 52.6 | **6.5** | 2.8 | | |
| Other | **1.4** | 4.3 | **0.1** | – | | |
| Corporate | **–** | – | **7.4** | 1.6 | | |
| **Segment total** | **3,831.0** | 3,488.8 | **267.7** | 205.2 | | |
| | Operating profit (excluding associates) | | Equity accounted results of associates | | Operating profit before tax** | |
| Australia | **342.8** | 217.8 | **13.9** | 10.2 | **356.7** | 228.0 |
| United States of America | **93.0** | 93.0 | **18.3** | 16.7 | **111.3** | 109.7 |
| Asia | **5.7** | 1.9 | **18.8** | 17.8 | **24.5** | 19.7 |
| Other | **(3.2)** | (2.6) | **–** | – | **(3.2)** | (2.6) |
| Non-trading activities | **–** | (2.9) | **–** | – | **–** | (2.9) |
| Corporate | **(11.6)** | (8.7) | **–** | – | **(11.6)** | (8.7) |
| **Segment total** | **426.7** | 298.5 | **51.0** | 44.7 | **477.7** | 343.2 |
| Net interest expense | **(67.8)** | (63.2) | **–** | – | **(67.8)** | (63.2) |
| | **358.9** | 235.3 | **51.0** | 44.7 | **409.9** | 280.0 |
| | Segment assets (excluding investments in associates) | | Equity accounted investments in associates | | Total assets | |
| Australia | **2,853.6** | 2,676.9 | **20.1** | 15.3 | **2,873.7** | 2,692.2 |
| United States of America | **663.7** | 706.9 | **93.0** | 104.5 | **756.7** | 811.4 |
| Asia | **25.3** | 23.3 | **191.0** | 193.9 | **216.3** | 217.2 |
| Other | **3.8** | 3.7 | **–** | – | **3.8** | 3.7 |
| Corporate | **23.0** | 21.4 | **–** | – | **23.0** | 21.4 |
| **Segment total** | **3,569.4** | 3,432.2 | **304.1** | 313.7 | **3,873.5** | 3,745.9 |
| Cash and other financial assets*** | **65.4** | 43.6 | **–** | – | **65.4** | 43.6 |
| Deferred tax assets (unallocated) | **99.0** | 125.8 | **–** | – | **99.0** | 125.8 |
| | **3,733.8** | 3,601.6 | **304.1** | 313.7 | **4,037.9** | 3,915.3 |

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

**Geographic Segments**

| | |
|---|---|
| Australia | Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products, quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding. |
| United States of America | Bricks, rooftiles and flyash. |
| Asia | Asia, New Zealand. |
| Other | Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems. |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|
| **2. OPERATING PROFIT** | | | | |
| **REVENUE FROM OPERATING ACTIVITIES** | | | | |
| Sale of goods | **3,700.6** | 3,372.9 | **–** | – |
| Rendering of services | **130.4** | 115.9 | **–** | – |
| | **3,831.0** | 3,488.8 | **–** | – |
| **INTEREST REVENUE** | | | | |
| **Interest received or receivable from:** | | | | |
| Wholly owned controlled entities | **–** | – | **117.9** | 147.3 |
| Associated entities | **0.3** | 0.2 | **–** | – |
| Other parties | **3.0** | 4.7 | **0.5** | 1.7 |
| | **3.3** | 4.9 | **118.4** | 149.0 |
| **OTHER REVENUES FROM ORDINARY ACTIVITIES** | | | | |
| **From operating activities:** | | | | |
| Dividends received from wholly owned controlled entities | **–** | – | **287.8** | 40.5 |
| Dividends received from associated companies | **–** | – | **2.1** | 2.0 |
| Other income | **–** | – | **44.8** | 41.2 |
| **From outside operating activities:** | | | | |
| Proceeds on sale of assets including non-current assets | **41.4** | 32.2 | **0.2** | 0.5 |
| | **41.4** | 32.2 | **334.9** | 84.2 |
| **TOTAL EXPENSES FROM ORDINARY ACTIVITIES (EXCLUDING BORROWING COSTS)** | | | | |
| Cost of sales | **2,336.1** | 2,188.2 | **–** | – |
| Distribution expenses | **582.2** | 548.7 | **–** | – |
| Selling and marketing expenses | **174.5** | 151.6 | **–** | – |
| Administrative expenses | **296.8** | 280.7 | **41.3** | 30.1 |
| Net foreign exchange loss/(gain) * | **0.1** | 0.8 | **(123.9)** | (73.7) |
| Amortisation of intangibles | **21.4** | 18.3 | **–** | – |
| Written down value of assets sold | **34.6** | 34.2 | **0.4** | 0.8 |
| Other expenses | **–** | – | **21.0** | 34.2 |
| | **3,445.7** | 3,222.5 | **(61.2)** | (8.6) |
| * The net foreign exchange gain in respect of Boral Limited principally relates to long-term borrowings and forward rate agreements which on consolidation are taken to the foreign currency translation reserve. | | | | |
| **PROFIT ON SALE** | | | | |
| Property, plant and equipment | **13.3** | 9.6 | **0.1** | 0.1 |
| **LOSS ON SALE** | | | | |
| Property, plant and equipment | **6.5** | 11.6 | **0.3** | 0.4 |
| **BORROWING COSTS** | | | | |
| **Interest paid or payable to:** | | | | |
| Wholly owned controlled entities | **–** | – | **61.6** | 61.4 |
| Other parties | **70.9** | 67.9 | **41.9** | 57.9 |
| | **70.9** | 67.9 | **103.5** | 119.3 |
| Finance charges on capitalised leases | **0.2** | 0.2 | **–** | – |
| | **71.1** | 68.1 | **103.5** | 119.3 |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|
| **2. OPERATING PROFIT (CONTINUED)** | | | | |
| **DEPRECIATION AND AMORTISATION EXPENSES** | | | | |
| Land and buildings | **6.0** | 7.1 | **0.5** | 1.7 |
| Plant and equipment | **163.0** | 160.8 | **24.8** | 24.1 |
| Timber licences, plantation costs and mineral reserves | **2.9** | 1.3 | **–** | – |
| Leased assets capitalised | **0.8** | 0.8 | **–** | – |
| Goodwill | **19.3** | 16.4 | **–** | – |
| Other intangibles | **2.1** | 1.9 | **–** | – |
| | **194.1** | 188.3 | **25.3** | 25.8 |
| **OTHER CHARGES** | | | | |
| Research and development costs expensed | **1.3** | 1.7 | **–** | – |
| Operating lease rental charges | **79.8** | 69.2 | **3.6** | 2.2 |
| Write-down of inventories | **1.7** | 0.7 | **–** | – |
| Bad and doubtful debts expense including movements in allowance for doubtful debts | **6.6** | 6.3 | **–** | – |
| *All bad debts were written off to the statement of financial performance* | | | | |
| **3. INCOME TAX EXPENSE** | | | | |
| Income tax expense on profit from ordinary activities: | | | | |
| – at Australian tax rate 30% (2002: 30%) | **123.0** | 84.0 | **123.3** | 36.8 |
| – adjustment for difference between Australian and overseas tax rates | **12.8** | 11.0 | **–** | – |
| Income tax expense on pretax profit from ordinary activities at standard rates | **135.8** | 95.0 | **123.3** | 36.8 |
| Tax effect of major items causing permanent differences: | | | | |
| Past tax losses | **(0.7)** | (1.5) | **–** | – |
| Non deductible depreciation and amortisation | **4.6** | 3.7 | **0.4** | 0.4 |
| Capital losses brought to account | **(3.1)** | (0.7) | **–** | – |
| (Over)/under provision for tax in previous years | **(2.8)** | (2.3) | **1.3** | (1.1) |
| Rebatable dividends from controlled entities | **–** | – | **(86.3)** | (12.1) |
| Share of associates' net profit and rebatable dividends | **(9.8)** | (8.4) | **(0.6)** | (0.6) |
| Other items | **2.1** | 1.4 | **(0.3)** | (1.2) |
| Income tax expense attributable to operating profit | **126.1** | 87.2 | **37.8** | 22.2 |
| Income tax expense attributable to operating profit is made up of: | | | | |
| Current income tax provision | **123.9** | 101.3 | **41.8** | 46.2 |
| Deferred income tax provision | **28.2** | 6.5 | **14.8** | (0.6) |
| Deferred tax asset | **(23.2)** | (18.3) | **(20.1)** | (22.3) |
| (Over)/under provision for tax in previous years | **(2.8)** | (2.3) | **1.3** | (1.1) |
| | **126.1** | 87.2 | **37.8** | 22.2 |

## 4. DIVIDENDS

Dividends recognised by Boral Limited and the consolidated entity are:

| | Amount per share | Total amount $ millions | Franked amount per share | Date of payment |
|---|---|---|---|---|
| **2003** | | | | |
| 2002 final dividend recognised when declared during the year – ordinary | **10.0 cents** | **57.5** | **7.50 cents** | **19 September 2002** |
| Interim – ordinary | **11.0 cents** | **63.4** | **8.25 cents** | **19 March 2003** |
| Total amount | | **120.9** | | |
| **2002** | | | | |
| Interim – ordinary | 9.0 cents | 51.7 | 3.15 cents | 15 April 2002 |
| Final – ordinary | 10.0 cents | 57.5 | 7.50 cents | 19 September 2002 |
| Total amount | | 109.2 | | |
| **Subsequent events** | | | | |
| Since the end of the financial year, the Directors declared the following dividend: | | | | |
| Final – ordinary | **12.0 cents** | **69.2** | **12.0 cents** | **18 September 2003** |

The financial effect of the final dividend for June 2003 has not been brought to account in the financial statements for the year ended 30 June 2003 and will be recognised in subsequent financial reports.

**Dividend franking account**

The balance of the franking account of Boral Limited as at 30 June 2003 is $Nil (2002: $Nil) after adjusting for franking credits/(debits) that will arise from:

- the payment/refund of the amount of the current tax liability
- the receipt of intercompany dividends from controlled entities recognised as a receivable at year end.

It is anticipated that sufficient franking credits will be available for the dividend declared subsequent to year end as a result of franked dividends to be received from controlled entities.

**Change in measurement of dividend franking account**

In accordance with the New Business Tax System (Imputation) Act 2002, the measurement basis of the dividend franking account changed on 1 July 2002 from an after-tax profits basis to an income tax paid basis.

The amount of franking credits available to shareholders disclosed as at 30 June 2003 has been measured under the new legislation and represents income tax paid amounts available to frank distributions. The balance disclosed as at 30 June 2002 has been measured under the legislation existing at 30 June 2002 and represents after-tax profits able to be distributed fully franked at the current tax rate.

The change in the basis of measurement does not change the underlying value of franking credits or tax offsets available to shareholders from the dividend franking account.

**Dividend Reinvestment Plan**

The Company's dividend reinvestment plan will operate in respect of the payment of the final dividend and the last date for the receipt of an election notice for participation in the plan is 1 September 2003.

## 5. EARNINGS PER SHARE

**Classification of securities as ordinary shares**

Only ordinary shares have been included in basic earnings per share.

**Classification of securities as potential ordinary shares**

Options outstanding under the Executive Share Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share only.

| | CONSOLIDATED | |
|---|---|---|
| for year ended 30 June | **2003 $ millions** | 2002 $ millions |
| **Earnings reconciliation** | | |
| Net profit | **283.8** | 192.8 |
| Net profit attributable to outside equity interests | **(0.6)** | (0.4) |
| **Basic and diluted earnings** | **283.2** | 192.4 |
| **Weighted average number of ordinary shares used as the denominator** | | |
| Number for basic earnings per share | **576,263,716** | 571,317,538 |
| Effect of executive share options on issue | **4,077,068** | 2,846,806 |
| **Number for diluted earnings per share** | **580,340,784** | 574,164,344 |
| **Basic earnings per share – ordinary shares** | **49.1c** | 33.7c |
| **Diluted earnings per share – ordinary shares** | **48.8c** | 33.5c |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|
| **6. CASH ASSETS** | | | | |
| Cash at bank and on hand | **36.4** | 12.5 | **3.9** | 19.5 |
| Bank short term deposits | **28.8** | 30.9 | **–** | – |
| | **65.2** | 43.4 | **3.9** | 19.5 |

The bank short term deposits mature within 30 days and pay interest at a weighted average interest rate of 4.26% (2002: 3.93%).

| | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|
| **7. RECEIVABLES** | | | | |
| **CURRENT** | | | | |
| Trade debtors | **570.5** | 577.4 | **0.7** | 1.5 |
| Associated entities | **17.1** | 17.0 | **0.5** | 0.8 |
| | **587.6** | 594.4 | **1.2** | 2.3 |
| Less: Allowance for doubtful debts | **8.9** | 11.2 | **–** | – |
| | **578.7** | 583.2 | **1.2** | 2.3 |
| Wholly owned controlled entities | **–** | – | **4,908.0** | 5,633.0 |
| Other debtors* | **69.9** | 65.3 | **3.2** | 4.8 |
| Less: Allowance for doubtful debts | **7.2** | 7.0 | **–** | – |
| | **62.7** | 58.3 | **3.2** | 4.8 |
| | **641.4** | 641.5 | **4,912.4** | 5,640.1 |
| **NON-CURRENT** | | | | |
| Loans to associated entities | **66.6** | 58.0 | **–** | – |
| Less: Allowance for doubtful debts | **37.4** | 37.4 | **–** | – |
| | **29.2** | 20.6 | **–** | – |
| Other debtors* | **26.0** | 23.5 | **–** | – |
| | **55.2** | 44.1 | **–** | – |
| **AMOUNTS RECEIVABLE:** | | | | |
| Not later than one year | **641.4** | 641.5 | **4,912.4** | 5,640.1 |
| Later than one year but not later than two years | **26.0** | 23.5 | **–** | – |
| Later than two years but not later than five years | **3.8** | – | **–** | – |
| Later than five years | **25.4** | 20.6 | **–** | – |
| | **696.6** | 685.6 | **4,912.4** | 5,640.1 |

* Other debtors includes reinsurance recoveries of $35.3 million (2002: $28.5 million) in respect of claims receivable by the controlled entity Boral Insurance Pty Ltd. Provisions for claims payable of $43.1 million (2002: $38.4 million) are included as a liability in the statement of financial position.

| | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|
| **8. INVENTORIES** | | | | |
| **CURRENT** | | | | |
| Raw materials and stores–at cost | **116.7** | 115.6 | **–** | – |
| Work in progress–at cost | **39.6** | 41.5 | **–** | – |
| Finished goods–at cost | **196.9** | 189.7 | **–** | – |
| Finished goods–at net realisable value | **2.1** | 2.8 | **–** | – |
| Construction contracts in progress: | | | | |
| Gross amount | **16.6** | 69.9 | **–** | – |
| Less: Progress billings | **8.6** | 66.7 | **–** | – |
| | **8.0** | 3.2 | **–** | – |
| Less: Provision for losses | **0.1** | 0.3 | **–** | – |
| | **7.9** | 2.9 | **–** | – |
| Land held for resale–at cost | **12.7** | 7.6 | **–** | – |
| | **375.9** | 360.1 | **–** | – |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|
| **8. INVENTORIES (CONTINUED)** | | | | |
| **NON-CURRENT** | | | | |
| Land held for resale–at cost | **85.0** | 56.2 | – | – |
| **Land held for resale comprises:** | | | | |
| Cost of acquisition | **41.9** | 43.7 | – | – |
| Development costs capitalised | **55.8** | 20.1 | – | – |
| | **97.7** | 63.8 | – | – |

## 9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

| Name | Principal Activity | Balance Date | OWNERSHIP INTEREST CONSOLIDATED 2003 % | OWNERSHIP INTEREST CONSOLIDATED 2002 % | INVESTMENT CARRYING AMOUNT CONSOLIDATED 2003 $ millions | INVESTMENT CARRYING AMOUNT CONSOLIDATED 2002 $ millions |
|---|---|---|---|---|---|---|
| **DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:** | | | | | | |
| Flyash Australia Pty Ltd | Flyash collection | 30-Jun | **50** | 50 | **0.3** | 0.3 |
| Go-Crete Pty Ltd | Concrete manufacture | 30-Jun | **50** | – | **3.9** | – |
| Gypsum Resources Australia Pty Ltd | Gypsum mining | 30-Jun | **50** | 50 | – | – |
| Highland Pine Products Pty Ltd | Timber | 30-Jun | **50** | 50 | – | – |
| Lafarge Boral Gypsum in Asia Ltd | Plasterboard | 31-Dec | **50** | 47.7 | **229.3** | 239.2 |
| MonierLifetile LLC | Rooftiles | 31-Dec | **50** | 50 | **90.2** | 101.5 |
| MonierLifetile S.R.L. de C.V. | Rooftiles | 31-Dec | **50** | 50 | **2.8** | 3.0 |
| Penrith Lakes Development Corporation Pty Ltd | Quarrying | 30-Jun | **40** | 40 | – | – |
| RCM Sdn Bhd | Timber | 31-Dec | **33.3** | 33.3 | – | – |
| Rondo Building Services Pty Ltd | Rollform system | 30-Jun | **50** | 50 | **6.1** | 4.6 |
| Sunstate Cement Ltd | Cement manufacturer | 30-Jun | **50** | 50 | **9.8** | 10.4 |
| Tile Service Company LLC | Rooftiles | 31-Dec | **50** | 50 | – | – |
| Wunderlich Pty Ltd (in voluntary liquidation) | Windows | 30-Jun | **50** | 50 | – | – |
| | | | | | **342.4** | 359.0 |
| Less provision for diminution | | | | | **(38.3)** | (45.3) |
| **TOTAL** | | | | | **304.1** | 313.7 |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions |
|---|---|---|
| **RESULTS OF ASSOCIATES:** | | |
| Share of associates' profit from ordinary activities before income tax expense | **56.9** | 49.1 |
| Share of associates' income tax attributable to profit from ordinary activities | **(5.9)** | (4.4) |
| Share of associates' net profit – equity accounted | **51.0** | 44.7 |
| **SHARE OF POST-ACQUISITION RETAINED PROFITS ATTRIBUTABLE TO ASSOCIATES:** | | |
| Share of associates' retained profits at the beginning of the financial year | **70.8** | 49.1 |
| Effect of exchange rate changes | **(6.6)** | (4.1) |
| Share of associates' net profit | **51.0** | 44.7 |
| Dividends from associates' | **(26.8)** | (18.9) |
| Share of associates' retained profits at the end of the financial year | **88.4** | 70.8 |
| **SHARE OF POST-ACQUISITION ASSET REVALUATION RESERVE ATTRIBUTABLE TO ASSOCIATES:** | | |
| Share of associates' asset revaluation reserve at the beginning of the financial year | **(6.2)** | (6.2) |
| Share of associates' asset revaluation reserve at the end of the financial year | **(6.2)** | (6.2) |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|
| **9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)** | | |
| **MOVEMENTS IN CARRYING AMOUNT OF INVESTMENTS IN ASSOCIATES:** | | |
| Carrying amount of investments in associates' at the beginning of the financial year | **313.7** | 277.2 |
| Investments in/acquisitions of associates' during the year | **15.8** | 42.2 |
| Share of associates' net profit | **51.0** | 44.7 |
| Dividends from associates' | **(26.8)** | (18.9) |
| Effect of exchange rate changes | **(49.6)** | (28.9) |
| Other | **–** | (2.6) |
| Carrying amount of investments in associates' at the end of the financial year | **304.1** | 313.7 |
| **SHARE OF ASSOCIATES COMMITMENTS:** | | |
| **Share of associates' capital expenditure commitments contracted but not provided for and payable:** | | |
| Not later than one year | **10.0** | 2.6 |
| Later than one year but not later than five years | **18.6** | – |
| Later than five years | **–** | – |
| | **28.6** | 2.6 |
| **Share of associates' operating lease commitments payable:** | | |
| Not later than one year | **2.3** | 2.1 |
| Later than one year but not later than five years | **2.9** | 2.6 |
| Later than five years | **2.9** | 2.2 |
| | **8.1** | 6.9 |
| **SUMMARY PERFORMANCE AND FINANCIAL POSITION OF ASSOCIATES:** | | |
| The consolidated entity's share of aggregate profits, assets and liabilities of associates' are as follows: | | |
| Net profit after tax | **51.0** | 44.7 |
| Current assets | **130.0** | 169.5 |
| Non-current assets | **325.9** | 339.7 |
| Total assets | **455.9** | 509.2 |
| Current liabilities | **90.2** | 164.5 |
| Non-current liabilities | **61.6** | 31.0 |
| Total liabilities | **151.8** | 195.5 |
| Net assets | **304.1** | 313.7 |

## 10. OTHER FINANCIAL ASSETS

| for year ended 30 June | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|
| **NON-CURRENT** | | | | |
| Shares in wholly owned controlled entities – at cost | **–** | – | **24.6** | 24.6 |
| Investment in partnerships – at cost | **–** | – | **15.5** | 15.5 |
| Unlisted shares in associated entities – at cost | **–** | – | **19.2** | 19.2 |
| Other corporations – at cost | **0.2** | 0.2 | **–** | – |
| | **0.2** | 0.2 | **59.3** | 59.3 |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|
| **11. PROPERTY, PLANT AND EQUIPMENT** | | | | |
| **Land and buildings:** | | | | |
| At cost | **859.1** | 872.8 | **77.4** | 75.6 |
| At recoverable amount | **10.8** | 10.8 | **–** | – |
| Less: Accumulated depreciation and amortisation | **36.7** | 30.7 | **4.3** | 1.9 |
| | **833.2** | 852.9 | **73.1** | 73.7 |
| **Timber licences, plantation costs and mineral reserves:** | | | | |
| At cost | **55.6** | 52.3 | **38.9** | 38.9 |
| Less: Accumulated amortisation | **9.2** | 10.0 | **–** | – |
| | **46.4** | 42.3 | **38.9** | 38.9 |
| **Plant and equipment:** | | | | |
| At cost | **2,918.1** | 2,840.4 | **471.6** | 461.5 |
| Less: Accumulated depreciation | **1,701.3** | 1,669.6 | **300.9** | 279.8 |
| | **1,216.8** | 1,170.8 | **170.7** | 181.7 |
| Leased plant and equipment capitalised | **1.6** | 8.2 | **–** | – |
| Less: Accumulated amortisation | **1.0** | 3.5 | **–** | – |
| | **0.6** | 4.7 | **–** | – |
| | **1,217.4** | 1,175.5 | **170.7** | 181.7 |
| | **2,097.0** | 2,070.7 | **282.7** | 294.3 |
| **RECONCILIATIONS** | | | | |
| **Land and buildings:** | | | | |
| Carrying amount – opening balance | **852.9** | 859.3 | **73.7** | 73.0 |
| Additions | **15.8** | 29.9 | **–** | 2.6 |
| Disposals | **(11.7)** | (17.5) | **(0.1)** | (0.2) |
| Acquisitions of entities or operations | **8.6** | 12.4 | **–** | – |
| Recoverable amount write-down | **–** | (7.8) | **–** | – |
| Depreciation expense | **(6.0)** | (7.1) | **(0.5)** | (1.7) |
| Net foreign currency exchange differences | **(26.4)** | (16.3) | **–** | – |
| Carrying amount – closing balance | **833.2** | 852.9 | **73.1** | 73.7 |
| **Timber licences, plantation costs and mineral reserves:** | | | | |
| Carrying amount – opening balance | **42.3** | 43.6 | **38.9** | 38.9 |
| Additions | **0.1** | – | **–** | – |
| Disposals | **(0.6)** | – | **–** | – |
| Acquisitions of entities or operations | **7.5** | – | **–** | – |
| Depreciation expense | **(2.9)** | (1.3) | **–** | – |
| Carrying amount – closing balance | **46.4** | 42.3 | **38.9** | 38.9 |
| **Plant and equipment:** | | | | |
| Carrying amount – opening balance | **1,175.5** | 1,211.2 | **181.7** | 200.6 |
| Additions | **251.8** | 173.6 | **14.1** | 12.1 |
| Disposals | **(13.5)** | (16.7) | **(0.3)** | (6.9) |
| Acquisitions of entities or operations | **13.8** | 8.4 | **–** | – |
| Depreciation expense | **(163.8)** | (161.6) | **(24.8)** | (24.1) |
| Net foreign currency exchange differences | **(46.4)** | (39.4) | **–** | – |
| Carrying amount – closing balance | **1,217.4** | 1,175.5 | **170.7** | 181.7 |

**DEPRECIATION RATES**

| Class of asset | Range of Depreciation/Amortisation Rates |
|---|---|
| Land and buildings | 1 – 10% |

## 11. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

### VALUATIONS

The 30 June 2002 independent and Directors' valuations of the consolidated entity's freehold land and buildings were carried out on the basis of either open market values for existing use or vacant possession and resulted in a valuation of $897.7 million for the consolidated entity (Boral Limited: $82.6 million) compared to book values on that date of $806.3 million (Boral Limited: $72.6 million). As land and buildings are recorded at cost, the valuation has not been brought to account although, where the valuation demonstrated an impairment in value, the relevant asset was written down by the amount of the impairment.

| | CONSOLIDATED | | BORAL LIMITED | |
|---|---|---|---|---|
| *for year ended 30 June* | **2003 $ millions** | 2002 $ millions | **2003 $ millions** | 2002 $ millions |
| **12. INTANGIBLE ASSETS** | | | | |
| Goodwill | **397.4** | 348.1 | **–** | – |
| Less: Accumulated amortisation | **152.5** | 144.4 | **–** | – |
| | **244.9** | 203.7 | **–** | – |
| Establishment expenses, patents, trademarks and licenses | **8.3** | 8.5 | **–** | – |
| Less: Accumulated amortisation | **2.5** | 2.2 | **–** | – |
| | **5.8** | 6.3 | **–** | – |
| | **250.7** | 210.0 | **–** | – |

### AMORTISATION RATES

Goodwill is being amortised at rates between 5% and 20%.

Establishment expenses, patents, trademarks and licenses are being amortised at rates between 6.7% and 20%

## 13. DEFERRED TAX ASSETS

### NON-CURRENT

| | CONSOLIDATED | | BORAL LIMITED | |
|---|---|---|---|---|
| Future income tax benefit comprises the estimated future benefit at the applicable rate of 30% (2002: 30%) in respect of the following items: | | | | |
| Provisions and accrued employee entitlements not currently deductible | **73.5** | 66.6 | **3.6** | 1.9 |
| Tax losses carried forward* | **15.6** | 15.1 | **–** | – |
| Unrealised foreign exchange losses | **0.6** | 29.4 | **–** | 19.3 |
| Other items | **9.3** | 14.7 | **–** | 2.5 |
| | **99.0** | 125.8 | **3.6** | 23.7 |
| Future income tax benefit not recognised: | | | | |
| The potential deferred tax asset in controlled entities has not been taken into account in respect of tax losses where recovery is not virtually certain* | **63.0** | 62.0 | **–** | – |

* The potential benefit of the deferred tax asset will only be obtained if:

(i) the relevant entities derive future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the consolidated entity in accordance with tax law in the jurisdiction in which the company operates

(ii) the relevant consolidated entities continue to comply with the conditions for deductibility imposed by the law

(iii) no changes in tax legislation adversely affect the relevant entities in realising the asset.

The gross amount of tax losses carried forward that have not been recognised and the range of expiry dates for recovery by tax jurisdiction are as follows:

| | | CONSOLIDATED | |
|---|---|---|---|
| Tax Jurisdiction | Expiry Date | $ millions | $ millions |
| Australia | No restriction | **58.5** | 48.0 |
| Germany | No restriction | **61.1** | 62.6 |
| Singapore | No restriction | **4.6** | 6.0 |
| New Zealand | No restriction | **4.4** | 3.3 |
| United Kingdom | No restriction | **57.7** | 63.1 |

| for year ended 30 June | Note | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|---|
| **14. OTHER ASSETS** | | | | | |
| **CURRENT** | | | | | |
| Prepayments | | **20.6** | 13.7 | **1.9** | 2.3 |
| Deferred expenses | | **9.8** | 14.9 | **–** | – |
| Other | | **8.4** | 8.3 | **–** | – |
| | | **38.8** | 36.9 | **1.9** | 2.3 |
| **NON-CURRENT** | | | | | |
| Deferred expenses | | **34.2** | 21.2 | **0.6** | 0.3 |
| Less: Accumulated amortisation | | **8.8** | 8.5 | **–** | – |
| | | **25.4** | 12.7 | **0.6** | 0.3 |

**AMORTISATION RATES**

Non-current deferred expenses are generally amortised at rates between 20% and 60%, although some minor amounts of deferred expenses, including development of quarry infrastructure, are amortised at rates between 5% and 10%.

| | Note | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|---|
| **15. PAYABLES** | | | | | |
| **CURRENT** | | | | | |
| Trade creditors | | **501.3** | 485.2 | **28.1** | 53.6 |
| Due to wholly owned controlled entities | | **–** | – | **2,635.4** | 3,617.7 |
| Due to associated entities | | **9.0** | 8.2 | **–** | – |
| | | **510.3** | 493.4 | **2,663.5** | 3,671.3 |
| **16. INTEREST-BEARING LIABILITIES** | | | | | |
| **CURRENT** | | | | | |
| Bank overdrafts – unsecured | | **37.3** | 6.4 | **85.5** | 80.7 |
| Lease liabilities | | **1.0** | 1.8 | **–** | – |
| | | **38.3** | 8.2 | **85.5** | 80.7 |
| **NON-CURRENT** | | | | | |
| Other loans – secured | | **1.0** | 1.1 | **–** | – |
| Bank loans – unsecured | | **35.0** | 115.9 | **35.0** | 115.9 |
| Other loans – unsecured | | **753.6** | 798.5 | **304.1** | 266.1 |
| Lease liabilities | | **1.2** | 0.8 | **–** | – |
| | | **790.8** | 916.3 | **339.1** | 382.0 |
| **DEBTS PAYABLE:** | | | | | |
| Not later than one year | | **38.3** | 8.2 | **85.5** | 80.7 |
| Later than one year but not later than two years | | **340.3** | 115.9 | **339.1** | 115.0 |
| Later than two years but not later than five years | | **0.5** | 267.3 | **–** | 267.0 |
| Later than five years | | **450.0** | 533.1 | **–** | – |
| | 27 | **829.1** | 924.5 | **424.6** | 462.7 |

**SECURED BORROWINGS:**

Other loans are secured by charges over certain assets of the consolidated entity and registered mortgages.

**INTEREST RATES APPLICABLE TO:**

| | |
|---|---|
| Bank overdrafts | 8.45% per annum (2002: 8.45%) |
| Bank loans | 5.41% per annum (2002: 5.67%) at a weighted average of 5.41% per annum (2002: 5.67%) |
| Other loans | 1.25% to 8.00% per annum (2002: 2.11% to 8.00%) at a weighted average of 4.69% per annum (2002: 5.32%) |
| Lease liabilities | 6.00% to 18.5% per annum (2002: 6.10% to 8.15%) at a weighted average of 13.89% per annum (2002: 7.40%) |

The applicable weighted average interest rate for interest bearing debt as at 30 June 2003 was approximately 5.21% (2002: 5.39%).

| for year ended 30 June | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|
| **17. CURRENT AND DEFERRED TAX LIABILITIES** | | | | |
| **CURRENT** | | | | |
| Current tax liability | **67.6** | 32.2 | **0.9** | 6.5 |
| **NON-CURRENT** | | | | |
| Provision for deferred tax liabilities comprises the estimated expense at the expected income tax rates depending on when the liabilities are expected to be realised, in respect of the following items: | | | | |
| Difference in depreciation and amortisation of fixed assets for accounting and income tax purposes | **167.1** | 180.3 | **20.1** | 21.3 |
| Expenditure currently deductible but deferred and amortised for accounting purposes | **37.7** | 20.4 | **0.2** | 0.7 |
| Unrealised foreign exchange gains | **16.5** | – | **16.5** | – |
| Other items | **30.9** | 31.3 | **–** | – |
| | **252.2** | 232.0 | **36.8** | 22.0 |
| **18. PROVISIONS** | | | | |
| **CURRENT** | | | | |
| Dividend | **–** | 57.5 | **–** | 57.5 |
| Employee benefits | **115.1** | 95.8 | **7.5** | 5.7 |
| Rationalisation and restructuring | **8.9** | 10.9 | **–** | – |
| Claims* | **48.5** | 45.2 | **9.8** | 7.8 |
| Environmental costs | **16.0** | 16.0 | **–** | – |
| Other | **9.4** | 19.2 | **2.1** | 2.5 |
| | **197.9** | 244.6 | **19.4** | 73.5 |
| **NON-CURRENT** | | | | |
| Employee benefits | **12.3** | 15.3 | **0.7** | 0.3 |
| Rationalisation and restructuring | **–** | 0.1 | **–** | – |
| Claims* | **25.3** | 22.2 | **–** | – |
| Environmental costs | **3.0** | 0.9 | **–** | – |
| Other | **–** | 0.4 | **–** | – |
| | **40.6** | 38.9 | **0.7** | 0.3 |

* Provision for claims includes the liability for outstanding claims (2003: $43.1 million; 2002: $38.4 million) incurred by the controlled entity Boral Insurance Pty Limited. Reinsurance recoveries (2003: $35.3 million; 2002: $28.5 million) in respect of such claims are included in other debtors in the statement of financial position.

| | CONSOLIDATED 2003 $ millions | BORAL LIMITED 2003 $ millions |
|---|---|---|
| **RECONCILIATIONS** | | |
| **Dividend – current** | | |
| Carrying amount at beginning of year | **57.5** | **57.5** |
| Adjustment on adoption of AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets* | **(57.5)** | **(57.5)** |
| Provisions made during the year: | | |
| Final dividend 2002 | **57.5** | **57.5** |
| Interim dividend 2003 | **63.4** | **63.4** |
| Payments made during the period | **(120.9)** | **(120.9)** |
| Carrying amount at the end of the year | **–** | **–** |
| **Rationalisation and restructuring – current** | | |
| Carrying amount at beginning of year | **10.9** | **–** |
| Provisions made during the year | **4.1** | **–** |
| Payments made during the period | **(5.6)** | **–** |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | BORAL LIMITED 2003 $ millions |
|---|---|---|
| **18. PROVISIONS (CONTINUED)** | | |
| **RECONCILIATIONS (CONTINUED)** | | |
| **Rationalisation and restructuring – non-current** | | |
| Carrying amount at beginning of year | **0.1** | – |
| Provisions made/(released) during the year | **(0.1)** | – |
| Carrying amount at the end of the year | **–** | – |
| **Claims – current** | | |
| Carrying amount at beginning of year | **45.2** | **7.8** |
| Provisions made during the year | **14.0** | **4.0** |
| Payments made during the period | **(8.5)** | **(2.0)** |
| Net foreign currency exchange differences | **(2.2)** | – |
| Carrying amount at the end of the year | **48.5** | **9.8** |
| **Claims – non-current** | | |
| Carrying amount at beginning of year | **22.2** | – |
| Provisions made during the year | **3.1** | – |
| Carrying amount at the end of the year | **25.3** | – |
| **Environmental costs – current** | | |
| Carrying amount at beginning of year | **16.0** | – |
| Provisions made during the year | **4.6** | – |
| Payments made during the period | **(4.2)** | – |
| Net foreign currency exchange differences | **(0.4)** | – |
| Carrying amount at the end of the year | **16.0** | – |
| **Environmental costs – non-current** | | |
| Carrying amount at beginning of year | **0.9** | – |
| Provisions made during the year | **2.1** | – |
| Carrying amount at the end of the year | **3.0** | – |
| **Other – current** | | |
| Carrying amount at beginning of year | **19.2** | **2.5** |
| Provisions made/(released) during the year | **(5.5)** | – |
| Payments made during the period | **(4.2)** | **(0.4)** |
| Net foreign currency exchange differences | **(0.1)** | – |
| Carrying amount at the end of the year | **9.4** | **2.1** |
| **Other – non-current** | | |
| Carrying amount at beginning of year | **0.4** | – |
| Provisions made during the year | **(0.4)** | – |
| Carrying amount at the end of the year | **–** | – |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|
| **19. CONTRIBUTED EQUITY** | | | | |
| **ISSUED AND PAID-UP CAPITAL** | | | | |
| 576,852,065 (2002: 575,253,472) ordinary shares, fully paid | **1,583.7** | 1,578.1 | **1,583.7** | 1,578.1 |
| **MOVEMENTS IN ORDINARY SHARE CAPITAL** | | | | |
| Balance at the beginning of the financial year | **1,578.1** | 1,556.7 | **1,578.1** | 1,556.7 |
| Movements during the year: | | | | |
| Nil (2002: 584,700) shares issued under employee share plan | **–** | 1.3 | **–** | 1.3 |
| 7,950,250 (2002: 6,378,594) shares issued under the dividend reinvestment plan | **34.8** | 22.3 | **34.8** | 22.3 |
| 1,324,500 (2002: 240,000) shares issued upon the exercise of executive options | **4.1** | 0.7 | **4.1** | 0.7 |
| Adjustment arising from the finalisation of matters relating to the Origin Energy/Boral demerger | **–** | (2.9) | **–** | (2.9) |
| 7,676,157 (2002: Nil) shares bought back | **(33.3)** | – | **(33.3)** | – |
| Balance at the end of the financial year | **1,583.7** | 1,578.1 | **1,583.7** | 1,578.1 |

During the year the Company completed the buy-back of 7,676,157 shares approximating the number and value of shares issued under the dividend reinvestment plan. The total consideration of shares bought back on market was $33,255,460 and at an average price of $4.33. The consideration paid was allocated to share capital.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of a winding up of Boral Limited, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

| | CONSOLIDATED 2003 | CONSOLIDATED 2002 | BORAL LIMITED 2003 | BORAL LIMITED 2002 |
|---|---|---|---|---|
| **20. RESERVES** | | | | |
| *Asset revaluation* | **118.0** | 118.2 | **124.9** | 125.1 |
| Foreign currency translation | **(4.7)** | 29.7 | **–** | – |
| | **113.3** | 147.9 | **124.9** | 125.1 |
| **MOVEMENTS IN RESERVES** | | | | |
| **Asset revaluation reserve** | | | | |
| *Balance at beginning of year* | **118.2** | 118.4 | **125.1** | 125.2 |
| Transfer to retained profits relating to sale of property | **(0.2)** | (0.2) | **(0.2)** | (0.1) |
| Balance at end of year | **118.0** | 118.2 | **124.9** | 125.1 |
| **Foreign currency translation reserve** | | | | |
| Balance at beginning of year | **29.7** | 38.3 | **–** | – |
| Net loss on translation of assets and liabilities of overseas controlled entities | **(118.1)** | (37.1) | **–** | – |
| Net gain on translation of long-term borrowings and foreign currency *forward contracts net of income tax expense $35.9 million (2002: $12.2 million)* | **83.7** | 28.5 | **–** | – |
| Balance at end of year | **(4.7)** | 29.7 | **–** | – |

**NATURE AND PURPOSE OF RESERVES**

**Asset revaluation reserve**

The asset revaluation reserve includes the net revaluation increments and decrements arising from previously revalued land and buildings. This amount is not available for future write-downs as a result of using the deemed cost election for land and buildings when adopting AASB 1041. Upon disposal of revalued assets, any revaluation increment standing to the credit of the asset revaluation reserve is transferred to retained profits.

**Foreign currency translation reserve**

*The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations,* the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

| for year ended 30 June | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions | BORAL LIMITED 2003 $ millions | BORAL LIMITED 2002 $ millions |
|---|---|---|---|---|
| **21. RETAINED PROFITS** | | | | |
| Retained profits at beginning of year | **222.1** | 138.7 | **100.0** | 108.8 |
| Net profit attributable to members of the parent entity | **283.2** | 192.4 | **373.2** | 100.3 |
| Transfer from asset revaluation reserve | **0.2** | 0.2 | **0.2** | 0.1 |
| Net effect on initial adoption of: | | | | |
| Revised AASB 1028 *Employee Benefits* | **(1.0)** | – | **(0.1)** | – |
| Net effect on dividends from: | | | | |
| Initial adoption of AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets* | **57.5** | – | **57.5** | – |
| Dividends recognised during the year | **(120.9)** | (109.2) | **(120.9)** | (109.2) |
| Retained profits at the end of the year | **441.1** | 222.1 | **409.9** | 100.0 |
| **22. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES** | | | | |
| Share capital | **2.1** | 2.0 | – | – |
| Asset revaluation reserve | **0.2** | 0.2 | – | – |
| Accumulated losses | **(0.2)** | (0.6) | – | – |
| | **2.1** | 1.6 | – | – |
| **23. TOTAL EQUITY RECONCILIATION** | | | | |
| Total equity at beginning of year | **1,949.7** | 1,854.5 | **1,803.2** | 1,790.7 |
| Total changes in parent entity interest in equity recognised in the statements of financial performance | **247.8** | 183.8 | **373.1** | 100.3 |
| Transactions with owners as owners: | | | | |
| Dividends | **(63.4)** | (109.2) | **(63.4)** | (109.2) |
| Contributions of equity | **5.6** | 24.3 | **5.6** | 24.3 |
| Adjustment arising from the finalisation of matters relating to the Origin Energy/Boral demerger | – | (2.9) | – | (2.9) |
| Total changes in outside equity interest | **0.5** | (0.8) | – | – |
| Total equity at end of year | **2,140.2** | 1,949.7 | **2,118.5** | 1,803.2 |

## 24. CONTINGENT LIABILITIES

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below.

| Unsecured Contingent Liabilities: | | | | |
|---|---|---|---|---|
| Bank guarantees | **5.8** | 6.9 | – | – |
| Other items | **1.6** | 1.6 | – | – |
| | **7.4** | 8.5 | – | – |

Boral Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to controlled entities.

A number of sites within the Boral Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed, estimated clean-up costs have been expensed or provided for. For some sites, the requirements cannot be reliably assessed at this stage.

Certain entities within the consolidated entity are subject to various lawsuits and claims in the ordinary course of business.

Consistent with other companies of the size and diversity of Boral, the Group is the subject of periodic information requests, investigations and audit activities by the Australian Taxation Office and tax authorities in other jurisdictions in which Boral operates.

Any liabilities arising from the above mentioned matters, other than those which are already provided for in the statement of financial position, are not anticipated to result in material losses.

### DEED OF CROSS GUARANTEE

Under the terms of ASIC Class Order 98/1418, certain wholly owned controlled entities have been granted relief from the requirement to prepare audited financial reports. Boral Limited has entered into an approved deed of indemnity for the cross-guarantee of liabilities with those controlled entities (refer note 33).

Consolidated statement of financial performance and consolidated statement of financial position, comprising the Company and controlled entities

| | CONSOLIDATED | | BORAL LIMITED | |
|---|---|---|---|---|
| for year ended 30 June | **2003 $ millions** | 2002 $ millions | **2003 $ millions** | 2002 $ millions |
| **25. COMMITMENTS** | | | | |
| **CAPITAL EXPENDITURE COMMITMENTS:** | | | | |
| Contracted but not provided for and payable as follows: | | | | |
| Not later than one year | **49.4** | 30.3 | **–** | – |
| Later than one year but not later than five years | **–** | – | **–** | – |
| Later than five years | **–** | – | **–** | – |
| | **49.4** | 30.3 | **–** | – |

*The capital expenditure commitments are in respect of purchase of plant and equipment.*

| | | | | |
|---|---|---|---|---|
| **FINANCE LEASES:** | | | | |
| Lease commitments in respect of finance leases are payable as follows: | | | | |
| Not later than one year | **1.3** | 2.2 | **–** | – |
| Later than one year but not later than five years | **0.9** | 0.6 | **–** | – |
| Later than five years | **0.2** | – | **–** | – |
| | **2.4** | 2.8 | **–** | – |
| *Less: Future finance charges and executory costs* | **0.2** | 0.2 | **–** | – |
| | **2.2** | 2.6 | **–** | – |

The consolidated entity leases plant and equipment under finance leases expiring from one to six years.

Some leases involve lease payments comprising a base amount plus an incremental contingent rental. Contingent rentals are based on the Consumer Price Index.

| | | | | |
|---|---|---|---|---|
| **OPERATING LEASES:** | | | | |
| Lease commitments in respect of operating leases are payable as follows: | | | | |
| Not later than one year | **57.1** | 42.8 | **4.1** | 3.7 |
| Later than one year but not later than five years | **94.1** | 77.2 | **2.6** | 5.9 |
| Later than five years | **84.0** | 66.4 | **–** | – |
| | **235.2** | 186.4 | **6.7** | 9.6 |

The consolidated entity leases property, equipment and vehicles under operating leases expiring from one to forty years. Leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Some leases involve lease payments comprising a base amount plus an incremental contingent rental. Contingent rentals are based on the Consumer Price Index or operating criteria.

## 26. EMPLOYEE BENEFITS

| | CONSOLIDATED | | BORAL LIMITED | |
|---|---|---|---|---|
| | **2003 Number** | 2002 Number | **2003 Number** | 2002 Number |
| Number of employees at year end | **12,620** | 11,829 | **64** | 76 |

**EMPLOYEE SHARE PLAN**

Offers under the Boral Employee Share Plan ("ESP") entitle employees to apply for a fixed number of Boral Limited shares not exceeding 500. All employees of Boral Limited and controlled entities are eligible to participate.

The price for ESP shares is determined by the Boral Limited Directors. The shares can be paid for by cash or an interest free loan. Subject to the ESP rules and provided the loan has been repaid in full, the shares may be sold by the employee upon the earlier of three years after acquisition or cessation of his/her employment.

ESP offers were last made to Australian resident employees in 2001. Loans outstanding on shares issued pursuant to those offers amount to $921,306 (2002: $1,117,995).

## 26. EMPLOYEE BENEFITS (CONTINUED)

### EXECUTIVE OPTION PLAN

The executive option plan provides for executives to receive options over ordinary shares each year for no consideration.

Each option entitles the holder to subscribe for one fully paid ordinary share in the capital of the Company.

Certain further details of the options granted are given in clause (9) of the Directors' Report. The options in tranche (xii) were issued during the year to 53 senior executives and the market price of Boral Limited shares at the time of issue of the options was $4.31.

The 3,699,500 options issued during the year were each valued at $0.924 using the Black-Scholes option-pricing formula. The value of options awarded has been independently determined at grant date using the Black-Scholes option pricing formulae and after considering the likelihood of meeting performance hurdles. The key parameters used in the valuation are a volatility factor, exercise price, term of options, dividend rate and interest rate. If these options were expensed at this value, there would have been a $3.4 million reduction in the current year's after tax profit of the Company and the consolidated entity.

The options are only exercisable to the extent to which the exercise hurdle is satisfied. Different exercise hurdles apply to the various tranches of options and satisfaction of these hurdles is dependent on the achievement of increases in the Boral share price, increases in the Boral Total Shareholder Return ("TSR") Index (being the index measuring total shareholder return maintained by the Australian Stock Exchange ("ASX")) or the performance of the TSR of Boral Limited compared to the TSR of a reference group of approximately 50 listed companies or the companies from time to time comprising the ASX Top 100.

Set out below are summaries of options granted under the plan.

| Tranche | Grant date | Expiry date | Exercise price | Balance at year beginning of year Number | Issued during the year Number | Lapsed during the year Number | Exercised during the year Number | Balance at end of year Issue | Vested |
|---|---|---|---|---|---|---|---|---|---|
| **Consolidated and Company – 2003** | | | | | | | | | |
| (ii) | **24/8/01** | **11/12/02** | **$5.26** | **1,160,000** | **–** | **1,160,000** | **–** | **–** | **–** |
| (iii) | **24/8/01** | **2/3/03** | **$5.26** | **30,000** | **–** | **30,000** | **–** | **–** | **–** |
| (iv) | **24/8/01** | **4/12/03** | **$3.00** | **720,000** | **–** | **–** | **400,000** | **320,000** | **320,000** |
| (v) | **24/8/01** | **19/1/04** | **$3.00** | **130,000** | **–** | **–** | **100,000** | **30,000** | **30,000** |
| (vi) | **24/8/01** | **1/2/04** | **$4.04** | **1,250,000** | **–** | **–** | **–** | **1,250,000** | **1,250,000** |
| (vii) | **24/8/01** | **6/12/04** | **$3.18** | **1,684,550** | **–** | **–** | **747,600** | **936,950** | **936,950** |
| (viii) | **1/3/00** | **1/3/05** | **$2.28** | **750,000** | **–** | **–** | **–** | **750,000** | **750,000** |
| (ix) | **13/11/00** | **13/11/05** | **$2.28** | **750,000** | **–** | **–** | **–** | **750,000** | **–** |
| (x) | **8/12/00** | **8/12/05** | **$1.97** | **5,045,800** | **–** | **–** | **–** | **5,045,800** | **–** |
| (xi) | **6/11/01** | **6/11/06** | **$3.35** | **3,164,900** | **–** | **–** | **76,900** | **3,088,000** | **–** |
| (xii) | **4/11/02** | **4/11/09** | **$4.12** | **–** | **3,699,500** | **–** | **–** | **3,699,500** | **–** |
| | | | | **14,685,250** | **3,699,500** | **1,190,000** | **1,324,500** | **15,870,250** | **3,286,950** |
| **Consolidated and Company– 2002** | | | | | | | | | |
| (i) | 24/8/01 | 22/10/01 | $4.63 | 213,000 | – | 213,000 | – | – | – |
| (ii) | 24/8/01 | 11/12/02 | $5.26 | 1,160,000 | – | – | – | 1,160,000 | 1,160,000 |
| (iii) | 24/8/01 | 2/3/03 | $5.26 | 30,000 | – | – | – | 30,000 | 30,000 |
| (iv) | 24/8/01 | 4/12/03 | $3.00 | 930,000 | – | – | 210,000 | 720,000 | 720,000 |
| (v) | 24/8/01 | 19/1/04 | $3.00 | 160,000 | – | – | 30,000 | 130,000 | 130,000 |
| (vi) | 24/8/01 | 1/2/04 | $4.04 | 1,250,000 | – | – | – | 1,250,000 | 1,250,000 |
| (vii) | 24/8/01 | 6/12/04 | $3.18 | 1,684,550 | – | – | – | 1,684,550 | – |
| (viii) | 1/3/00 | 1/3/05 | $2.28 | 750,000 | – | – | – | 750,000 | – |
| (ix) | 13/11/00 | 13/11/05 | $2.28 | 750,000 | – | – | – | 750,000 | – |
| (x) | 8/12/00 | 8/12/05 | $1.97 | 5,045,800 | – | – | – | 5,045,800 | – |
| (xi) | 6/11/01 | 6/11/06 | $3.35 | – | 3,164,900 | – | – | 3,164,900 | – |
| | | | | 11,973,350 | 3,164,900 | 213,000 | 240,000 | 14,685,250 | 3,290,000 |

Tranches (i) to (vii) were issued upon the reorganisation of options previously granted by Origin Energy Limited prior to the demerger of the Company from Origin Energy Limited.

## 26. EMPLOYEE BENEFITS (CONTINUED)

Details of options exercised during the financial year and number of shares issued to employees on the exercise of options were as follows:

| Tranche | Proceeds $'000 | Number of shares issued | Fair value per share | Fair value aggregate $'000 |
|---|---|---|---|---|
| **Consolidated and Company – 2003** | | | | |
| (iv) | **1,200** | **400,000** | **$4.46** | **1,784** |
| (v) | **300** | **100,000** | **$4.42** | **442** |
| (vii) | **2,377** | **747,600** | **$4.49** | **3,357** |
| (xi) | **258** | **76,900** | **$4.08** | **314** |
| | **4,135** | **1,324,500** | | **5,897** |
| ***Consolidated and Company – 2002*** | | | | |
| (iv) | 630 | 210,000 | $3.92 | 823 |
| (v) | 90 | 30,000 | $3.92 | 118 |
| | 720 | 240,000 | | 941 |

### BORAL EXECUTIVE SHARE PLAN

Boral Limited operates the Boral Executive Share Plan as an executive incentive scheme.

Each year, the Company may pay to the Trustee of the Plan an amount not exceeding 1% of the consolidated operating profit after income tax and minority interests, the Trustee applies this amount to the purchase of Boral Limited shares on ASX and these shares are notionally allocated to executives being members of the Plan having regard to their performance. Subject to the terms and conditions of the Plan, the shares will be transferred to the members on the expiry of three years after allocation.

During the year, the Company's grant to the Plan was $1.8 million and the shares purchased on market were allocated to 358 executives. The executives were separate from those who receive grants of options pursuant to the Boral Senior Executive Option Plan.

The amounts recognised in the financial statements as an employee expense of the consolidated entity and Company during the year were $Nil (2002: $1.8 million) and $Nil (2002: $0.2 million) respectively. The Company's grant to the plan was provided for in the previous year.

| | | | Granted and vested during the year | | Distribution during the year | | | Closing balance | |
|---|---|---|---|---|---|---|---|---|---|
| | Grant dates | Opening balance Number | Number of shares | Fair value per share | Number | Date | Fair value per share | Number | Fair value aggregate $ |
| **2003** | | | | | | | | | |
| **Boral Limited shares** | **Various** | **1,625,274** | **417,332** | **$4.27** | **330,377** | **Various** | **$4.16** | **1,712,229** | **8,732,368** |
| **Origin Energy Limited shares** | **Various** | **560,533** | **–** | **–** | **296,756** | **Various** | **$3.66** | **263,777** | **1,070,935** |
| **2002** | | | | | | | | | |
| Boral Limited shares | Various | 1,500,791 | 359,586 | $3.31 | 235,103 | Various | $3.46 | 1,625,274 | 6,127,283 |
| Origin Energy Limited shares | Various | 715,315 | – | – | 154,782 | Various | $3.02 | 560,533 | 1,888,996 |

### SUPERANNUATION

At 30 June 2003, there were in existence a number of superannuation plans in Australia and overseas established by the consolidated entity, or in which the consolidated entity participates, for the benefit of employees.

The Boral Industries Inc Pension Plan is a defined benefit plan. On 1 July 2002 the members of the Boral Superannuation Plan and the Boral Employees Superannuation Trust were transferred to Boral Super, a sub-plan of the Plum Superannuation Fund. Boral Super has a defined benefit section and an accumulation section.

The principal types of benefit provided for under the Plans are lump sums payable on retirement, termination, death or total disability. Contributions to the Plans by both employees and entities in the consolidated entity are based on percentages of the salaries or wages of employees. Entities in the consolidated entity contribute to the Plans in accordance with the governing Trust Deeds subject to certain rights to vary, suspend or terminate such contributions and thus are not legally obliged to contribute to those Plans. In the case of the two defined benefit plans, employer contributions are based on the advice of the plans actuaries.

The date as at which the last actuarial assessments of the above mentioned two defined benefit plans were made and the names and qualifications of the actuaries who made those assessments are:

| PLAN | DATE | NAME AND QUALIFICATIONS |
|---|---|---|
| Boral Super sub-plan | 01.07.02 | D J O'Keefe, FIAA |
| Boral Industries Inc Pension Plan | 01.01.02 | K Eric Freden, FSA |

## 26. EMPLOYEE BENEFITS (CONTINUED)

The accrued benefits, fund assets at net market value and vested benefits of the defined benefit funds are as follows:

| | BORAL INDUSTRIES INC PLAN | BORAL SUB-PLAN | CONSOLIDATED TOTAL |
|---|---|---|---|
| | $ millions | $ millions | $ millions |
| Fund assets at net market value | 8.7 | 58.7 | 67.4 |
| Accrued benefits | 10.2 | 62.0 | 72.2 |
| Excess/(deficit) of fund assets over accrued benefits | (1.5) | (3.3) | (4.8) |
| Vested benefits | 10.0 | 61.4 | 71.4 |
| Excess/(deficit) of fund assets over vested benefits | (1.3) | (2.7) | (4.0) |
| Employer contributions during the year | 1.0 | 8.3 | 9.3 |
| Employer contributions payable/accrued as at 30 June | – | 0.2 | 0.2 |

The Australian accrued benefits, fund assets and vested benefits have been determined based on amounts calculated by the actuary projected forward to 30 June 2003, whilst USA accrued benefits, fund assets and vested benefits have been determined based on amounts calculated as at 31 December 2002.

Based on actuarial advice, contributions to the Boral Super sub-plan have been set at a level to enable the sub-plan to return to a fully funded position prior to 30 June 2007. However, to the extent that the plan's investment earnings continue to improve and remain positive, it is probable that this will occur at an earlier date. Similarly future funding alternatives have been prepared by the actuary to ensure that the Boral Industries Inc Plan complies with USA regulatory requirements. Taking into account these contribution levels, and based on the above mentioned actuarial assessments and the market values of assets after meeting liabilities, funds are expected to be available to satisfy all benefits that become vested under each of the major plans in the event of:

(i) termination of the plan

(ii) voluntary termination of the employment of each employee on the initiative of that employee

(iii) compulsory termination of the employment of each employee by an entity in the consolidated entity.

## 27. DETAILS OF CREDIT FACILITIES AND STANDBY ARRANGEMENTS AVAILABLE TO THE CONSOLIDATED ENTITY

The consolidated entity and Boral Limited have access to the following lines of credit:

| | Consolidated $ millions | | | Boral Limited $ millions | | |
|---|---|---|---|---|---|---|
| | Facility Limit | Utilised | Unutilised | Facility Limit | Utilised | Unutilised |
| **30 June 2003** | | | | | | |
| US Senior notes | **449.5** | **449.5** | **–** | **–** | **–** | **–** |
| US Commercial paper | **1,498.4** | **304.1** | **1,194.3** | **1,498.4** | **304.1** | **1,194.3** |
| AUD Short term notes | **500.0** | **–** | **500.0** | **500.0** | **–** | **500.0** |
| AUD Medium term notes | **500.0** | **–** | **500.0** | **500.0** | **–** | **500.0** |
| AUD Bank loans | **200.0** | **35.0** | **165.0** | **200.0** | **35.0** | **165.0** |
| Standby note issuance facility | **449.5** | **–** | **449.5** | **449.5** | **–** | **449.5** |
| Bank overdraft and other | **55.5** | **40.5** | **15.0** | **250.0** | **85.5** | **164.5** |
| Total facilities | **3,652.9** | **829.1** | **2,823.8** | **3,397.9** | **424.6** | **2,973.3** |
| **30 June 2002** | | | | | | |
| US Senior notes | 532.4 | 532.4 | – | – | – | – |
| US Commercial paper | 1,774.6 | 266.1 | 1,508.5 | 1,774.6 | 266.1 | 1,508.5 |
| AUD Short term notes | 500.0 | – | 500.0 | 500.0 | – | 500.0 |
| AUD Medium term notes | 500.0 | – | 500.0 | 500.0 | – | 500.0 |
| AUD Bank loans | 200.0 | 115.0 | 85.0 | 200.0 | 115.9 | 84.1 |
| Standby note issuance facility | 532.4 | – | 532.4 | 532.4 | – | 532.4 |
| Foreign currency bank loans | 0.9 | 0.9 | – | – | – | – |
| Bank overdraft and other | 35.6 | 10.1 | 25.5 | 300.0 | 80.7 | 219.3 |
| Total facilities | 4,075.9 | 924.5 | 3,151.4 | 3,807.0 | 462.7 | 3,344.3 |

## 27. DETAILS OF CREDIT FACILITIES AND STANDBY ARRANGEMENTS AVAILABLE TO THE CONSOLIDATED ENTITY (CONTINUED)

### US SENIOR NOTES

US senior unsecured note program – US$300 million (equivalent A$450 million) placement to institutions in the North American Private Placement market. The notes are structured in four tranches comprising maturities of US$42 million for seven years, US$152.5 million for ten years, US$52.0 million for twelve years and US$53.5 million for fifteen years where fixed coupon interest rates of 6.62%, 6.91%, 7.01% and 7.11% per annum respectively apply.

### US COMMERCIAL PAPER

US commercial paper facility – US$500 million (equivalent A$749 million) non-underwritten facility whereby issuance is conducted through a two dealer arrangement. Commercial paper is issued for periods not exceeding 365 days from the date of issue, with the applicable interest rate benchmark being agreed to between the investor and the issuer at the date notes are purchased by investors.

Euro commercial paper facility – US$500 million (equivalent A$749 million) or equivalent in alternate currencies non-underwritten facility whereby issuance is conducted through a two dealer arrangement. Commercial paper can be issued for periods not exceeding 365 days from the date of issue with the applicable interest rate benchmark being referenced to the London Interbank Offerred Rates (LIBOR).

### AUD SHORT TERM NOTES

Australian Dollar Domestic Short Term Note Program – A$500 million non-underwritten facility whereby issuance by Boral Limited is conducted through a panel of four dealers. Notes can be issued for periods not exceeding 365 days from the date of issue with the applicable interest rate benchmark being referenced to the Bank Bill Swap Rate (BBSW).

### AUD MEDIUM TERM NOTES

Australian Dollar Domestic Medium Term Note Program – A$500 million non-underwritten facility whereby issuance is conducted through a panel comprising four placement agents. Medium term notes when issued will be for maturities of not less than 365 days where no restriction applies concerning the maximum issue period. The applicable interest rate can either be fixed or variable which is determined between the issuer and investor at the date notes are purchased by investors.

### AUD BANK LOAN

Cash advances – A$200 million cash advance facility provided by an international bank. The maturity of the facility is July 2004 with the applicable interest rate benchmark being referenced to BBSW.

### STANDBY NOTE ISSUANCE FACILITY

Note issuance facility – committed US$300 million (equivalent A$450 million) financing underwritten by a panel of international banks. This facility matures at 30 June 2005, with the applicable interest rate benchmark being based on LIBOR.

### BANK OVERDRAFTS

The consolidated entity operates unsecured bank overdraft facility arrangements in Australia and the USA that have combined limits of A$42 million. The facilities within Australia are conducted on a set-off basis and all facilities are subject to variable rates of interest determined by the lending bank's benchmark interest rate. All facilities are subject to annual review where repayment can occur on demand by the lending bank.

### OTHER LOAN FACILITIES

Fully drawn multi-currency bank and non bank loans are arranged for use by the consolidated entity with the general terms and conditions being set and agreed to with the respective lending entity on an activation and or annual review basis.

## 28. FINANCIAL INSTRUMENTS

The consolidated entity is exposed to financial risk as a result of fluctuations occurring in interest rates, foreign exchange rates and certain commodity prices. Accordingly, the consolidated entity uses certain financial instruments to minimise the financial volatility these exposures potentially create in its operating results and financial position.

### (A) INTEREST RATE RISK

The consolidated entity enters into interest rate swap and option transactions with the purpose of controlling the interest cost of funding associated with external debt raised.

Implementation of interest rate swap instruments allows the consolidated entity the flexibility to raise term borrowings at fixed or variable interest rates and subsequently these borrowings can be effectively converted to either variable interest rates, or into fixed interest rates to remove interest cost uncertainty.

The maturity profile of existing swap transactions is principally between one and nine years and, in accordance with financial market convention, each swap requires a quarterly or semi-annual payment (fixed/variable) of interest and a corresponding receipt of (variable/fixed) interest. The swap contract allows settlement to occur on the basis that either a net amount of interest is payable by or receivable to the consolidated entity. At 30 June 2003, fixed rates applicable to the consolidated entity's multicurrency interest rate swap portfolio range between 4.5% and 8.1% per annum (weighted average 5.8% per annum) for fixed rate payments and 6.91% for fixed rate receivables (average 6.91% per annum) which compares with a range of 1.3% to 4.8% per annum using floating rates referenced against 90 day LIBOR and BBSW at balance date (weighted average 2.0% per annum).

## 28. FINANCIAL INSTRUMENTS (CONTINUED)

The following tables provide the consolidated entity's exposure to interest rate risk and the weighted average interest rate for the various categories of financial assets and financial liabilities existing at balance date.

| 30 June 2003 – Consolidated | Floating interest rate | Fixed interest maturing in: 1 year or less $ millions | Over 1 to 5 years $ millions | More than 5 years $ millions | Non-interest bearing $ millions | Total $ millions | Weighted average interest rate % | Net fair value $ millions |
|---|---|---|---|---|---|---|---|---|
| **Financial assets** | | | | | | | | |
| Cash | **65.2** | – | – | – | – | **65.2** | **2.8%** | **65.2** |
| Receivables | – | – | – | – | **696.6** | **696.6** | – | **696.6** |
| Investments accounted for using the equity method | – | – | – | – | **304.1** | **304.1** | – | **304.1** |
| Other financial assets | – | – | – | – | **0.2** | **0.2** | – | **0.2** |
| **Financial liabilities** | | | | | | | | |
| Accounts payable | – | – | – | – | **510.3** | **510.3** | – | **510.3** |
| Bank overdrafts and loans | **379.1** | – | – | **450.0** | – | **829.1** | **5.2%** | **893.9** |
| **Unrecognised financial instruments*** | | | | | | | | |
| Fixed rate payer against US$ LIBOR & A$ BBSW | **(474.6)** | **50.0** | **409.6** | **15.0** | – | – | **5.8%** | **(28.9)** |
| Fixed rate receiver against US$ LIBOR | **149.8** | – | – | **(149.8)** | – | – | **6.9%** | **17.2** |
| 30 June 2002 – Consolidated | | | | | | | | |
| **Financial assets** | | | | | | | | |
| Cash | 43.4 | – | – | – | – | 43.4 | 4.0% | 43.4 |
| Receivables | – | – | – | – | 685.6 | 685.6 | – | 685.6 |
| Investments accounted for using the equity method | – | – | – | – | 313.7 | 313.7 | – | 313.7 |
| Other financial assets | – | – | – | – | 0.2 | 0.2 | – | 0.2 |
| **Financial liabilities** | | | | | | | | |
| Accounts payable | – | – | – | – | 493.4 | 493.4 | – | 493.4 |
| Bank overdrafts and loans | 391.4 | – | – | 533.1 | – | 924.5 | 5.4% | 943.7 |
| **Unrecognised financial instruments*** | | | | | | | | |
| Fixed rate payer against US$ LIBOR & A$ BBSW | (640.3) | 96.6 | 525.9 | 17.8 | – | – | 6.0% | (27.6) |
| Fixed rate receiver against US$ LIBOR | 177.5 | – | – | (177.5) | – | – | 6.9% | 8.3 |

* Represents notional principal amounts

### (B) FOREIGN EXCHANGE RISK

The consolidated entity is exposed to foreign currency exchange risk. This occurs as a result of firstly, the purchase of materials, some plant and equipment and the sale of products for amounts denominated in foreign currencies, secondly, the translation of its investment in overseas domiciled operations and thirdly, interest expense related to certain non-Australian dollar denominated borrowings.

In order to mitigate the economic volatility caused by fluctuations in foreign currency rates, the consolidated entity enters into foreign exchange forward contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies. Additionally foreign currency denominated borrowings and forward rate agreements are used to hedge its investment in overseas operations.

At balance date the consolidated entity has the following contracts outstanding which are required to hedge the foreign exchange exposures outlined in the above paragraphs.

**(B) FOREIGN EXCHANGE RISK (CONTINUED)**

| 30 June – Consolidated | 2003 Contract 1 year or less $millions | 2003 Weighted average exchange rate | 2003 Net deferred costs and exchange gains/(losses) $millions | 2002 Contract 1 year or less $millions | 2002 Weighted average exchange rate | 2002 Net deferred costs and exchange gains/(losses) $millions |
|---|---|---|---|---|---|---|
| **Foreign currency forward contracts** | | | | | | |
| Buy AUD/Sell USD* | **83.0** | **0.6483** | – | 98.8 | 0.6665 | – |
| Buy USD/Sell AUD* | **68.4** | **0.4825** | – | 65.9 | 0.5004 | – |
| Buy USD/Sell AUD | **39.4** | **0.5646** | **(6.1)** | 58.1 | 0.5183 | (4.7) |
| Buy EUR/Sell AUD | **19.1** | **0.5489** | **(1.0)** | 2.5 | 0.6016 | 0.1 |
| Buy CAD/Sell AUD | **0.3** | **0.8612** | – | – | – | – |
| **Currency options** | | | | | | |
| Purchased GBP calls | – | – | – | 2.4 | 0.3500 | – |
| | | | **(7.1)** | | | (4.6) |

* Foreign currency forward contracts are utilised to hedge Boral's USA domiciled operations. Accordingly periodical foreign currency revaluation gains or losses are brought to account through the foreign currency translation reserve.

**(C) COMMODITY PRICE RISK**

The consolidated entity has exposure to fluctuations in petroleum and aluminium product commodity prices. This exposure results from the consolidated entity's business activities associated with construction materials and windows fabrication. In order to reduce the adverse financial effects caused by unfavourable price movements fixed rate price swaps are utilised to mitigate this risk.

| 30 June – Consolidated | 2003 Contract amount $millions | 2003 Net fair value $millions | 2003 Net deferred costs and exchange gains/(losses) $millions | 2002 Contract amount $millions | 2002 Net fair value $millions | 2002 Net deferred costs and exchange gains/(losses) $millions |
|---|---|---|---|---|---|---|
| **PETROLEUM PRODUCT PURCHASES PAY FIXED/RECEIVE FLOATING – SWAPS** | | | | | | |
| Not longer than one year | **6.4** | **7.7** | **1.3** | 10.6 | 14.2 | 3.6 |
| **ALUMINIUM PRODUCT PURCHASES PAY FIXED/RECEIVE FLOATING – SWAPS** | | | | | | |
| Not longer than one year | **3.6** | **3.6** | – | 3.3 | 3.4 | 0.1 |

**(D) CREDIT RISK**

Credit risk represents the loss that would be incurred if counterparties to financial transactions fail to fulfil their obligations as contracted at maturity. The consolidated entity minimises its exposure to credit risk through the adoption of counterparty credit limits which are determined in accordance with international credit ratings. At balance date, the consolidated entity has no significant concentration of credit risk with any single counterparty.

**Recognised financial instruments**

The credit risk relating to financial assets of the consolidated entity which are recognised on the balance sheet is the carrying amount net of any provision for doubtful debts.

***Unrecognised financial instruments***

Credit risk relating to off balance sheet derivative contracts is minimised through using internationally recognised financial intermediaries, where the exposure limit applicable to each respective counterparty is determined with reference to the credit rating assigned by the international rating agencies. The policy of the consolidated entity generally requires that financial transactions are only entered into with institutions having an A-/A3 or greater long-term international credit rating. Credit exposures relating to foreign currency, commodity and interest rate derivatives are represented by the positive net fair value position of the contracts, as disclosed, subject to the counter-parties performing as contracted.

**(E) NET FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES**

Net fair values of financial assets and liabilities are determined by the consolidated entity using the following criteria:

**Recognised financial instruments**

Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers. The carrying amounts applicable to bank term deposits, accounts receivable, accounts payable, bank loans and dividend payable approximate net fair value.

**Unrecognised financial instruments**

The valuation of off-balance sheet financial instruments detailed in this note reflects the estimated amounts which the consolidated entity expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates as at the balance date. This is

## 29. REMUNERATION OF EXECUTIVES

The number of executive officers of the Company and of controlled entities, whose remuneration from the Company or related parties, and from entities in the consolidated entity, falls within the following bands is as follows:

| | CONSOLIDATED | | BORAL LIMITED | |
|---|---|---|---|---|
| | **2003** | 2002 | **2003** | 2002 |
| $160,000 – $169,999 | **–** | 1 | **–** | – |
| $170,000 – $179,999 | **1** | – | **–** | – |
| $180,000 – $189,999 | **1** | 1 | **–** | – |
| $190,000 – $199,999 | **–** | 1 | **–** | – |
| $200,000 – $209,999 | **–** | 2 | **–** | – |
| $210,000 – $219,999 | **1** | 2 | **–** | – |
| $220,000 – $229,999 | **2** | 3 | **–** | 1 |
| $230,000 – $239,999 | **3** | 3 | **–** | – |
| $240,000 – $249,999 | **2** | 4 | **–** | – |
| $250,000 – $259,999 | **2** | – | **–** | – |
| $260,000 – $269,999 | **1** | 5 | **1** | 2 |
| $270,000 – $279,999 | **4** | 1 | **1** | – |
| $280,000 – $289,999 | **1** | 1 | **1** | – |
| $290,000 – $299,999 | **3** | 3 | **1** | 1 |
| $300,000 – $309,999 | **4** | – | **1** | – |
| $310,000 – $319,999 | **1** | – | **–** | – |
| $320,000 – $329,999 | **2** | – | **–** | – |
| $330,000 – $339,999 | **–** | 1 | **–** | – |
| $340,000 – $349,999 | **–** | 1 | **–** | – |
| $350,000 – $359,999 | **2** | 1 | **–** | 1 |
| $360,000 – $369,999 | **–** | 1 | **–** | – |
| $370,000 – $379,999 | **1** | – | **1** | – |
| $380,000 – $389,999 | **2** | – | **1** | – |
| $390,000 – $399,999 | **–** | 1 | **–** | 1 |
| $400,000 – $409,999 | **–** | 1 | **–** | – |
| $410,000 – $419,999 | **1** | 1 | **–** | 1 |
| $420,000 – $429,999 | **–** | 1 | **–** | 1 |
| $460,000 – $469,999 | **1** | – | **1** | – |
| $470,000 – $479,999 | **–** | 1 | **–** | 1 |
| $480,000 – $489,999 | **2** | – | **1** | – |
| $520,000 – $529,999 | **–** | 1 | **–** | 1 |
| $530,000 – $539,999 | **1** | – | **1** | – |
| $550,000 – $559,999 | **1** | 1 | **–** | – |
| $560,000 – $569,999 | **–** | 1 | **–** | – |
| $580,000 – $589,999 | **1** | – | **–** | – |
| $590,000 – $599,999 | **1** | – | **1** | – |
| $650,000 – $659,999 | **1** | 1 | **–** | 1 |
| $660,000 – $669,999 | **–** | 1 | **–** | – |
| $760,000 – $769,999 | **–** | 1 | **–** | – |
| $780,000 – $789,999 | **1** | – | **–** | – |
| $910,000 – $919,999 | **2** | – | **1** | – |
| $2,390,000 – $2,399,999 | **–** | 1 | **–** | 1 |
| $3,160,000 – $3,169,999 | **1** | – | **1** | – |
| | **46** | 43 | **13** | 12 |

The remuneration of executives who work wholly or mainly outside Australia is not included in this disclosure. Executive officers are those officers who have a direct involvement in the management of strategic direction, general management or control at an operating divisional level.

| | $'000 | $'000 | $'000 | $'000 |
|---|---|---|---|---|
| Total income received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income is $100,000 or more | **19,853** | 16,126 | **8,331** | 6,687 |

## 29. REMUNERATION OF EXECUTIVES (CONTINUED)

The number of executive officers of the Company and controlled entities for the year ended 2003 includes three executives who ceased employment during that year. The number of executive positions as at 30 June 2003 was forty-three. The total income received in 2003 includes termination payments, to those officers who ceased employment, which were consistent with their entitlements and market practice.

The emoluments disclosed in the Director's Report differ due to the inclusion of the value of shares and options by virtue of the differing requirements of the Corporations Act 2001 and the Accounting Standards.

## 30. REMUNERATION OF DIRECTORS

*The number of Directors of Boral Limited whose income from the Company or any related party falls within the following bands:*

| | **2003 No.** | 2002 No. |
|---|---|---|
| $0 – $9,999 | **1** | – |
| $50,000 – $59,999 | **1** | – |
| $60,000 – $69,999 | **3** | 4 |
| $70,000 – $79,999 | **1** | 1 |
| $180,000 – $189,999 | **1** | 1 |
| $2,390,000 – $2,399,999 | **–** | 1 |
| $3,160,000 – $3,169,999 | **1** | – |
| | **8** | 7 |

| | CONSOLIDATED | | BORAL LIMITED | |
|---|---|---|---|---|
| | **2003 $'000** | 2002 $'000 | **2003 $'000** | 2002 $'000 |
| Total income paid or payable, or otherwise made available, to all Directors of the Company and controlled entities, including executive directors from the Company or any related party. | **11,407** | 9,047 | **3,651** | 2,920 |
| **Retirement benefits** | | | | |
| Retirement payments to former Directors of the Company and controlled entities. | **198** | – | **198** | – |

The emoluments disclosed in the Director's Report differ due to the inclusion of the value of shares and options by virtue of the differing requirements of the Corporations Act 2001 and the Accounting Standards.

## 31. AUDITORS' REMUNERATION

| | CONSOLIDATED | | BORAL LIMITED | |
|---|---|---|---|---|
| | **2003 $'000** | 2002 $'000 | **2003 $'000** | 2002 $'000 |
| **AUDIT SERVICES:** | | | | |
| KPMG Australia – audit and review of financial reports | **909** | 773 | **90** | 90 |
| Overseas KPMG firms – audit and review of financial reports | **254** | 284 | **–** | – |
| KPMG Australia – other regulatory audits and advice | **54** | 43 | **47** | 41 |
| | **1,217** | 1,100 | **137** | 131 |
| **OTHER SERVICES:** | | | | |
| KPMG Australia – other assurance services | **187** | 238 | **–** | – |
| Overseas KPMG firms – taxation services | **896** | 720 | **–** | – |
| | **1,083** | 958 | **–** | – |

## 32. ACQUISITION/DISPOSAL OF CONTROLLED ENTITIES

The following controlled entities were acquired or disposed of during the financial year ended 30 June 2003:

| | Date acquired/ disposed | Consideration paid/(received) $ millions | (Profit)/loss on disposal $ millions | Beneficial ownership % |
|---|---|---|---|---|
| **Entities acquired:** | | | | |
| Barnu Pty Ltd | Mar 2003 | 10.9 | – | 100.0 |
| Lympike Pty Ltd | Aug 2002 | 9.6 | – | 100.0 |
| PT Rocla Persada Indonesia | Nov 2002 | – | – | 100.0 |
| **Entities disposed of:** | | | | |
| Boral Tongling Building Materials Company Ltd | Jun 2003 | – | – | |
| Northern Forest Investments Pty Ltd | Jun 2003 | – | – | |
| **Entities incorporated:** | | | | |
| PZan Pty Ltd | | | | |
| Boral Bricks Direct LLC | | | | |
| Boral US Timber LLC | | | | |
| **Entities de registered:** | | | | |
| Avon Quarries (Holdings) Pty Ltd (in voluntary liquidation) | | | | |
| Boral Industries Nominees Ltd | | | | |
| Hardy's Timber Pty Ltd (in voluntary liquidation) | | | | |
| Onoda Hong Kong Ltd | | | | |

| **Name changes during the financial period:** | | |
|---|---|---|
| Boral Timber Tasmania Ltd | To | Boral Timber Tasmania Ltd (in voluntary liquidation) |
| BR Tiles Pty Ltd | To | BR Tiles Pty Ltd (in voluntary liquidation) |
| Citywide Readymixed Concrete Pty Ltd | To | Citywide Readymixed Concrete Pty Ltd (in voluntary liquidation) |
| Concrite Holdings Pty Ltd | To | Concrite Holdings Pty Ltd (in voluntary liquidation) |
| Contest Concrete Testing Pty Ltd | To | Contest Pty Ltd |
| Contest Pty Ltd | To | Contest Pty Ltd (in voluntary liquidation) |
| PZan Pty Ltd | To | Allen's Asphalt Pty Ltd |
| SPC Timber Ltd | To | SPC Timber Ltd (in voluntary liquidation) |

## 32. ACQUISITION/DISPOSAL OF CONTROLLED ENTITIES (CONTINUED)

The following controlled entities were acquired or disposed of during the financial year ended 30 June 2002:

| | Date acquired/ disposed | Consideration paid/(received) $ millions | (Profit)/loss on disposal $ millions | Beneficial ownership % |
|---|---|---|---|---|
| **Entities acquired:** | | | | |
| Boral Construction Materials Group Ltd acquired: | | | | |
| Concrite Holdings Pty Ltd<br>Concrite Pty Ltd<br>Contest Concrete Testing Pty Ltd<br>Citywide Ready Mixed Concrete Pty Ltd | Sep 2001 | 70.8 | – | 100.0 |
| **Entities disposed of:** | | | | |
| Boral Malaysia Sdn Bhd | June 2002 | – | – | |
| Boral Wall Systems (Malaysia)Sdn Bhd | June 2002 | – | – | |
| Boral Systems Technology (Malaysia) Sdn Bhd | June 2002 | – | – | |

***Name changes during the financial period:***

| | | |
|---|---|---|
| BEC Pty Ltd | To | BEC Pty Ltd (in voluntary liquidation) |
| Boral Bricks (Vic) Ltd | To | Boral Bricks (Vic) Ltd (in voluntary liquidation) |
| Boral B Products Pty Ltd | To | Boral B Products Pty Ltd (in voluntary liquidation) |
| Boral Bricks (NSW) Pty Ltd | To | Boral Bricks (NSW) Pty Ltd (in voluntary liquidation) |
| Boral Building Products Business Services Pty Ltd | To | Boral Shared Services Pty Ltd |
| Boral Mills Ltd | To | Boral Mills Ltd (in voluntary liquidation) |
| Boral Windows Pty Ltd | To | Boral Windows Pty Ltd (in voluntary liquidation) |
| Brandon Timbers Pty Ltd | To | Brandon Timbers Pty Ltd (in voluntary liquidation) |
| Hardy's Properties Pty Ltd | To | Hardy's Properties Pty Ltd (in voluntary liquidation) |
| Heron's Creek Timber Mills Pty Ltd | To | Heron's Creek Timber Mills Pty Ltd (in voluntary liquidation) |
| Hi-Quality Concrete Industries Pty Ltd | To | Hi-Quality Concrete Industries Pty Ltd (in voluntary liquidation) |
| Mavis Properties Pty Ltd | To | Mavis Properties Pty Ltd (in voluntary liquidation) |
| Miners Rest Quarries Pty Ltd | To | Miners Rest Quarries Pty Ltd (in voluntary liquidation) |
| Mount Lyell Investments Pty Ltd | To | Mount Lyell Investments Pty Ltd (in voluntary liquidation) |
| P Kennedy Pty Ltd | To | P Kennedy Pty Ltd (in voluntary liquidation) |
| Standard Properties Pty Ltd | To | Standard Properties Pty Ltd (in voluntary liquidation) |
| Stone Fixing Pty Ltd | To | Stone Fixing Pty Ltd (in voluntary liquidation) |
| Trisamba Pty Ltd | To | Trisamba Pty Ltd (in voluntary liquidation) |
| Wagga Wagga Holdings Pty Ltd | To | Wagga Wagga Holdings Pty Ltd (in voluntary liquidation) |
| Wunderlich Windows Pty Ltd | To | Wunderlich Windows Pty Ltd (in voluntary liquidation) |

## 33. CONTROLLED ENTITIES

| The financial statements of the following entities have been consolidated to determine the results of the consolidated entity. | Country of Incorporation | BENEFICIAL OWNERSHIP BY Consolidated Entity 2003 % | BENEFICIAL OWNERSHIP BY Boral Limited 2003 % | BENEFICIAL OWNERSHIP BY Consolidated Entity 2002 % | BENEFICIAL OWNERSHIP BY Boral Limited 2002 % |
|---|---|---|---|---|---|
| Boral Limited | Australia | | | | |
| Erinbrook Pty Ltd < | Australia | **100** | **100** | 100 | 100 |
| Hi-Quality Concrete Industries Pty Ltd (in voluntary liquidation) < | Australia | **100** | **100** | 100 | 100 |
| Blue Circle Southern Cement Pty Ltd*< | Australia | **100** | **100** | 100 | 100 |
| Trisamba Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| Mainland Cement Pty Ltd < | Australia | **100** | | 100 | |
| Barnu Pty Ltd > | Australia | **100** | | – | |
| Boral Building Materials Pty Ltd*< | Australia | **100** | **100** | 100 | 100 |
| Boral International Pty Ltd*< | Australia | **100** | | 100 | |
| Boral Bricks Direct LLC | USA | **100** | | – | |
| Boral US Timber LLC | USA | **100** | | – | |
| Boral International Holdings Inc. | USA | **100** | | 100 | |
| Boral Asia Pacific Pte Ltd | Singapore | **100** | | 100 | |
| Boral Building Services Pte Ltd | Singapore | **100** | | 100 | |
| Boral Wall Systems (H.K.) Ltd | Hong Kong | **100** | | 100 | |
| Pt Jaya Readymix | Indonesia | **90** | | 90 | |
| Pt Rocla Persada Indonesia | Indonesia | **100** | | – | |
| Boral Industries Inc | USA | **100** | | 100 | |
| Boral Finance USA Inc. | USA | **100** | | 100 | |
| Boral Lifetile Inc | USA | **100** | | 100 | |
| United States Tile Co | USA | **100** | | 100 | |
| Boral Bricks Inc | USA | **100** | | 100 | |
| Boral Gas NV | Netherlands Antilles | **100** | | 100 | |
| Baltimore Brick Company | USA | **100** | | 100 | |
| Boral Bricks Holdings Inc. | USA | **100** | | 100 | |
| Boral Bricks of Texas L.P. | USA | **100** | | 100 | |
| Savannah Classic Stone LLC | USA | **66.7** | | 66.7 | |
| Boral Material Technologies Inc | USA | **100** | | 100 | |
| WAC Holdings Inc | USA | **100** | | 100 | |
| BMT Holdings Inc. | USA | **100** | | 100 | |
| Boral Materials Technologies of Texas L.P. | USA | **100** | | 100 | |
| Boral Benefits Management Inc | USA | **89.47** | | 89.47 | |
| Boral Asia (China) Limited | Bermuda | **100** | | 100 | |
| Boral Tongling Building Materials Company Ltd | China | **–** | | 60 | |
| Boral (UK) Ltd | UK | **100** | | 100 | |
| Boral Investments Ltd | Jersey | **100** | | 100 | |
| Boral Investments BV | Netherlands | **100** | | 100 | |
| B&H Ziegel Center GmbH | Germany | **100** | | 100 | |
| Boral Keramik Wand Und Boden GmbH | Germany | **100** | | 100 | |
| Boral Mecklenburger Ziegel GmbH | Germany | **100** | | 100 | |
| Boral Industries Ltd < | NZ | **100** | | 100 | |
| Boral Building Products (NZ) Ltd | NZ | **100** | | 100 | |
| Boral Industries Nominees Ltd | NZ | **–** | | 100 | |
| Boral Australian Gypsum Ltd*< | Australia | **100** | | 100 | |

## 33. CONTROLLED ENTITIES (CONTINUED)

| The financial statements of the following entities have been consolidated to determine the results of the consolidated entity. | Country of Incorporation | BENEFICIAL OWNERSHIP BY Consolidated Entity 2003 % | BENEFICIAL OWNERSHIP BY Boral Limited 2003 % | BENEFICIAL OWNERSHIP BY Consolidated Entity 2002 % | BENEFICIAL OWNERSHIP BY Boral Limited 2002 % |
|---|---|---|---|---|---|
| Boral Investments Pty Ltd* < | Australia | **100** | **100** | 100 | 100 |
| Boral Construction Materials Ltd* < | Australia | **100** | | 100 | |
| Boral Resources (WA) Ltd* < | Australia | **100** | | 100 | |
| Boral Contracting Pty Ltd* < | Australia | **100** | | 100 | |
| Boral Resources (Vic) Pty Ltd*< | Australia | **100** | | 100 | |
| Avon Quarries (Holdings) Pty Ltd (in voluntary liquidation) | Australia | **–** | | 100 | |
| Deane & Runge Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| Miners Rest Quarries Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| P Kennedy Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| Boral Resources (Qld) Pty Ltd* < | Australia | **100** | | 100 | |
| Ramsay Dredging Co Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| Australian Chemical Company Pty Ltd (in voluntary liquidation) | Australia | **100** | | 100 | |
| Allen's Asphalt Pty Ltd* > | Australia | **100** | | – | |
| Boral Resources (NSW) Pty Ltd* < | Australia | **100** | | 100 | |
| Bitumax Pty Ltd* < | Australia | **100** | | 100 | |
| Boral Recycling Pty Ltd < | Australia | **100** | | 100 | |
| De Martin & Gasparini Pty Ltd* < | Australia | **100** | | 100 | |
| De Martin & Gasparini Concrete Placers Pty Ltd < | Australia | **100** | | 100 | |
| De Martin & Gasparini Pumping Pty Ltd < | Australia | **100** | | 100 | |
| De Martin & Gasparini Contractors Pty Ltd < | Australia | **100** | | 100 | |
| Boral Construction Materials Group Ltd* < | Australia | **100** | | 100 | |
| Concrite Pty Ltd* < | Australia | **100** | | 100 | |
| Concrite Holdings Pty Ltd (in voluntary liquidation)* < | Australia | **100** | | 100 | |
| Contest Pty Ltd (in voluntary liquidation) | Australia | **100** | | 100 | |
| Citywide Ready Mixed Concrete Pty Ltd (in voluntary liquidation) | Australia | **100** | | 100 | |
| BMI Mining Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| Boral Resources (SA) Ltd* < | Australia | **100** | | 100 | |
| Road Surfaces Group Pty Ltd* < | Australia | **100** | | 100 | |
| Boral Formwork & Scaffolding Pty Ltd* < | Australia | **100** | | 100 | |
| Alsafe Premix Concrete Pty Limited*< | Australia | **100** | | 100 | |
| Boral Transport Ltd* < | Australia | **100** | | 100 | |
| Haxton Haulage Pty Ltd (in voluntary liquidation) | Australia | **100** | | 100 | |
| Boral Corporate Services Pty Ltd | Australia | **100** | | 100 | |
| Bitupave Ltd* < | Australia | **100** | | 100 | |
| Boral Resources (Country) Pty Ltd* < | Australia | **100** | | 100 | |
| Clark Brick Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| BR Tiles Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| MLOP Pty Ltd* < | Australia | **100** | | 100 | |
| Stone Fixing Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| Onoda Hong Kong Ltd | Hong Kong | **–** | | 100 | |
| BEC Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| Bayview Pty Ltd < | Australia | **100** | | 100 | |

## 33. CONTROLLED ENTITIES (CONTINUED)

| The financial statements of the following entities have been consolidated to determine the results of the consolidated entity. | Country of Incorporation | BENEFICIAL OWNERSHIP BY **Consolidated Entity 2003 %** | **Boral Limited 2003 %** | BENEFICIAL OWNERSHIP BY Consolidated Entity 2002 % | Boral Limited 2002 % |
|---|---|---|---|---|---|
| Mount Lyell Investments Ltd (in voluntary liquidation)* < | Australia | **100** | | 100 | |
| Boral Insurance Pty Ltd | Australia | **100** | | 100 | |
| Boral Johns Perry Ltd (in voluntary liquidation) | Australia | **100** | | 100 | |
| Boral Concrete Products Pty Ltd (in voluntary liquidation)* < | Australia | **100** | | 100 | |
| Boral Building Products Ltd* < | Australia | **100** | | 100 | |
| Boral Hollostone Masonry (South Aust) Pty Ltd* < | Australia | **100** | | 100 | |
| Sawmillers Exports Pty Ltd | Australia | **90** | | 90 | |
| Oberon Softwood Holdings Pty Ltd | Australia | **100** | | 100 | |
| Allen Taylor & Company Ltd* < | Australia | **100** | | 100 | |
| Duncan's Holding Ltd* < | Australia | **100** | | 100 | |
| Duncan's (Eden) Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| Herons Creek Timber Mills Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| SPC Timber Ltd (in voluntary liquidation)* < | Australia | **100** | | 100 | |
| Brandon Timbers Pty Ltd (in voluntary liquidation)< | Australia | **100** | | 100 | |
| Standard Properties Pty Ltd (in voluntary liquidation)< | Australia | **100** | | 100 | |
| Boral Timber Tasmania Ltd (in voluntary liquidation) *< | Australia | **100** | | 100 | |
| Northern Forest Investments Pty Ltd | Australia | **–** | | 100 | |
| Boral Mills Ltd (in voluntary liquidation)* < | Australia | **100** | | 100 | |
| Timber Industries Ltd* < | Australia | **100** | | 100 | |
| Wagga Wagga Holdings Pty Ltd (in voluntary liquidation)* < | Australia | **100** | | 100 | |
| Hardy's Properties Pty Ltd (in voluntary liquidation)* < | Australia | **100** | | 100 | |
| Hardy's Timber Pty Ltd (in voluntary liquidation) | Australia | **–** | | 100 | |
| Hardy's Pty Ltd* < | Australia | **100** | | 100 | |
| Boral Bricks Pty Ltd* < | Australia | **100** | | 100 | |
| Boral Bricks (NSW) Pty Ltd (in voluntary liquidation)*< | Australia | **100** | | 100 | |
| Boral Bricks (Qld) Ltd (in voluntary liquidation)*< | Australia | **100** | | 100 | |
| Midland Brick Company Pty Ltd* < | Australia | **100** | | 100 | |
| Boral Masonry Ltd* < | Australia | **100** | | 100 | |
| EPM Concrete Pty Ltd < | Australia | **100** | | 100 | |
| Boral Montoro Pty Ltd* < | Australia | **100** | | 100 | |
| Boral Windows Systems Ltd* < | Australia | **100** | | 100 | |
| Wunderlich Windows Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| Ampliform Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| Dowell Australia Ltd (in voluntary liquidation) | Australia | **100** | | 100 | |
| The Glass and Aluminium Suppliers Pty Ltd (in voluntary liquidation) | PNG | **53.33** | | 53.33 | |
| Boral Windows Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| Robb & Brown Pty Ltd (in voluntary liquidation) < | Australia | **100** | | 100 | |
| Boral Shared Services Pty Ltd* < | Australia | **100** | | 100 | |
| Boral B Products Pty Ltd (in voluntary liquidation)* < | Australia | **100** | | 100 | |
| Boral Bricks (Vic) Ltd (in voluntary liquidation)* < | Australia | **100** | | 100 | |
| Boral Superannuation Pty Ltd | Australia | **100** | | 100 | |

< Entered into a cross guarantee with Boral Limited (refer note 36).

## 34. RELATED PARTY DISCLOSURES

### CONTROLLED ENTITIES

Interests held in controlled entities are set out in note 33.

### PARTLY OWNED CONTROLLED ENTITIES

Details of interests in partly owned controlled entities are also set out in note 33.

During the year, the Company entered into transactions with certain of these entities primarily involving loans to the Company which were conducted on the same terms and conditions as loans from wholly owned controlled entities. All other transactions are in the ordinary course of business and on normal terms and conditions.

### ASSOCIATED ENTITIES

Interests held in associated entities are set out in note 9. The business activities of a number of these entities are conducted under joint venture arrangements. Associated entities conduct business transactions with various controlled entities. Such transactions and resulting year end balances, which are immaterial in amount, include purchases and sales of certain products, dividends and interest. All such transactions are conducted on the basis of normal commercial terms and conditions.

### DIRECTORS

The following persons held the position of Director of Boral Limited during the financial year:

EA Alexander, EJ Cloney, AM D'Aloisio**, RT Halstead*, KJ Moss, RT Pearse, MR Rayner and JR Williams

* *retired during the year*
** appointed during the year

Remuneration received or receivable by Directors of each entity in the consolidated entity and aggregate amounts paid in connection with the retirement of Directors and executive officers of entities in the consolidated entity are disclosed in note 30.

Boral Limited in general meeting has resolved that the total amount of Directors' fees payable to the Directors by the Company and its controlled entities should not exceed $650,000 per annum. The non-executive Directors have entered agreements with Boral Limited providing for benefits to be paid on their retirement or death. The agreements are in accordance with an authority for Boral Limited to enter such agreements given in general meeting.

| | CONSOLIDATED | | BORAL LIMITED | |
|---|---|---|---|---|
| | **2003 $ millions** | 2002 $ millions | **2003 $ millions** | 2002 $ millions |
| **Loans made to Directors:** | | | | |
| Aggregate amount of Employee Share Plan loans made to executive directors of controlled entities during the year: | **–** | 20 | **–** | 5 |
| No loans other than Employee Share Plan loans were made to executive directors of controlled entities and no loans were made to executive or non-executive directors of Boral Limited during the financial year. | | | | |
| Aggregate amount of outstanding loans to executive directors (there are no outstanding loans to non-executive directors) | **12** | 16 | **4** | 4 |
| **Loan repayment from Directors:** | | | | |
| Aggregate amount of Employee Share Plan loan repayments received from executive directors | **5** | 5 | **1** | 1 |

Employee Share Plan loans are interest free.

The names of executive directors of controlled entities who made loan repayments during the financial year were:

R Batstone, P Boyd, S Brady, G Burton, T Charnock, C Condo, D Cook, A Dagger, R Deavin, J Dignam, D Eagleson, G Faber, T Goddard, N Hopper, D Irvine, P Jobe, A Laube, J Lemoine, J Malempre, R McAlpin, S Moore, P Pulis, M Scobie, E Severin, P Sidney, A Starr, S Taylor, R Town, A Warburton and R Wheatley.

## 34. RELATED PARTY DISCLOSURES (CONTINUED)

### DIRECTOR TRANSACTIONS WITH THE COMPANY OR ITS CONTROLLED ENTITIES

Transactions entered into during the year with Directors of Boral Limited and controlled entities which are within normal employee, customer or supplier relationships on terms and conditions not more favourable than dealings in the same circumstances on an arm's length basis include:

- the receipt of dividends from Boral Limited
- participation in the Employee Share Plan, the Executive Share Plan and the Senior Executive Option Plan
- terms and conditions of employment
- reimbursement of expenses
- purchases of goods and services.

Certain non-executive directors of Boral Limited are associated with legal firms which derive fees for work done for Boral Limited and controlled entities.

Mr R T Halstead, a Director of Boral Limited until 8 April 2003, is a partner of Clayton Utz, Solicitors. During the financial year, Boral Limited and controlled entities paid fees of $0.766 million (2002: $0.987 million) to Clayton Utz for legal work done on terms and conditions no more favourable than those available on similar transactions on an arms length basis.

Mr A M D'Aloisio, appointed a Director of Boral Limited 28 May 2003, is the Chief Executive of Mallesons Stephen Jaques. Between 28 May 2003 and 30 June 2003, Boral Limited and its controlled entities paid fees of $0.070 million to Mallesons Stephen Jacques for legal work done on terms and conditions no more favourable than those available on similar transactions on an arms length basis.

Dr K J Moss is a Director of National Australia Bank Limited. During the year, Boral Limited received banking and financial services from National Australia Bank Limited on terms and conditions no more favourable than those available on an arm's length basis.

Dr K J Moss is also a Director of Centennial Coal Company Limited. During the year, controlled entities of Centennial Coal Company Limited, of which Dr K J Moss is the Chairman, supplied coal to the Boral Limited Group's Berrima and Maldon cement works on terms and conditions no more favourable than those available on an arm's length basis.

Dr J R Williams is a Director of Origin Energy Ltd. During the year, Boral Limited purchased energy supplies from controlled entities of Origin Energy Ltd on terms and conditions no more favourable than those available on an arm's length basis.

### DIRECTOR TRANSACTIONS IN SHARES OR SHARE OPTIONS

During the year, the aggregate number of shares acquired by Directors and their Director-related entities totalled 187,451 (2002: 184,088), while no shares were disposed of by Directors and their Director-related entities.

Particulars of options granted by Boral Limited to Mr RT Pearse, the Managing Director of Boral Limited, to subscribe for fully paid ordinary shares in the capital of Boral Limited are given in clause (13) of the Directors' Report.

| | CONSOLIDATED | | BORAL LIMITED | |
|---|---|---|---|---|
| | **2003 $ millions** | 2002 $ millions | **2003 $ millions** | 2002 $ millions |
| **35. NOTES TO STATEMENTS OF CASH FLOWS** | | | | |
| 1. *Reconciliation of cash and cash equivalents.* | | | | |
| *Cash includes cash on hand, at bank and short term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial period as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:* | | | | |
| Cash (note 6) | **65.2** | 43.4 | **3.9** | 19.5 |
| Bank overdrafts (note 16) | **(37.3)** | (6.4) | **(85.5)** | (80.7) |
| | **27.9** | 37.0 | **(81.6)** | (61.2) |
| 2. The following non cash financing and investing activities have not been included in the statements of cash flows: | | | | |
| Dividends reinvested under the dividend reinvestment plan | **34.8** | 22.3 | **34.8** | 22.3 |
| 3. *Details of credit standby arrangements and loan facilities are included in note 27.* | | | | |
| 4. Reconciliation of operating profit to net cash provided by operating activities: | | | | |
| Operating profit after income tax attributable to members of Boral Limited | **283.2** | 192.4 | **373.2** | 100.3 |
| Adjustments to reconcile operating profit to net cash provided by operating activities: | | | | |
| Depreciation and amortisation | **194.1** | 188.3 | **25.3** | 25.8 |
| Deferred expenditure written off | **4.0** | 5.1 | **–** | – |
| Transfers to/(from) provisions | **9.7** | (1.5) | **2.6** | 6.5 |
| Increase in deferred taxes | **55.7** | 25.8 | **34.9** | 14.2 |
| Loss/(gain) on sale of assets | **(6.8)** | 2.0 | **0.2** | 0.3 |
| Gain on translation of long-term borrowings | **–** | – | **(123.9)** | (73.5) |
| Non cash equity income | **(24.2)** | (25.8) | **–** | – |
| Net cash provided by operating activities before change in assets and liabilities | **515.7** | 386.3 | **312.3** | 73.6 |
| Changes in assets and liabilities net of effects from acquisitions/disposals | | | | |
| – Receivables | **(9.0)** | 27.5 | **2.7** | (2.4) |
| – Inventories | **(43.8)** | (12.5) | **–** | – |
| – Creditors | **36.6** | 28.5 | **(8.5)** | 1.9 |
| – Provisions | **9.8** | (42.5) | **0.2** | (1.2) |
| – Other | **(21.3)** | 4.3 | **(1.0)** | 0.8 |
| Increase in outside equity interests | **0.6** | 0.4 | **–** | – |
| Net cash provided by operating activities | **488.6** | 392.0 | **305.7** | 72.7 |

## 35. NOTES TO STATEMENTS OF CASH FLOWS (CONTINUED)

| | CONSOLIDATED | | CONSOLIDATED | |
|---|---|---|---|---|
| | **2003 Fair value of net assets acquired $ millions** | 2002 Fair value of net assets acquired $ millions | **2003 Fair value of net assets disposed $ millions** | 2002 Fair value of net assets disposed $ millions |
| 5. The assets and liabilities in respect of controlled entities and businesses acquired/disposed during the financial year are: | | | | |
| **CURRENT ASSETS** | | | | |
| Cash | **0.8** | 10.2 | – | – |
| Receivables | **23.3** | 6.9 | – | 3.4 |
| Inventories | **19.5** | 0.6 | **0.1** | 0.1 |
| Other | – | 2.3 | – | 1.7 |
| **NON-CURRENT ASSETS** | | | | |
| Receivables | – | 13.1 | – | – |
| Property, plant and equipment | **29.9** | 20.8 | **1.1** | 0.7 |
| Other | **0.4** | 0.1 | – | (1.7) |
| **CURRENT LIABILITIES** | | | | |
| Accounts payable | **15.6** | 10.8 | **0.2** | 0.3 |
| Borrowings | – | – | – | – |
| Provisions | **2.4** | 1.3 | **1.0** | 3.9 |
| **NON-CURRENT LIABILITIES** | | | | |
| Borrowings | **2.5** | – | – | – |
| Other | – | – | – | – |
| **NET ASSETS** | **53.4** | 41.9 | – | – |
| Goodwill on consolidation | **90.8** | 28.9 | | – |
| **CONSIDERATION/(PROCEEDS)** | **144.2** | 70.8 | – | – |
| *Profit/loss on sale* | – | – | – | – |
| Cash acquired/(disposed) | **(0.8)** | (10.2) | – | – |
| Deferred consideration | **(4.6)** | – | – | – |
| Consideration paid in prior periods | – | (6.3) | – | – |
| **CASH CONSIDERATION** | **138.8** | 54.3 | – | – |

## 36. DEED OF CROSS GUARANTEE

The following consolidated statement of financial performance and statement of financial position comprises the Company and its controlled entities which are party to the Deed of Cross Guarantee (refer note 24), after eliminating all transactions between parties to the Deed.

| | CONSOLIDATED | |
|---|---|---|
| *for year ended 30 June* | **2003 $ millions** | 2002 $ millions |
| **STATEMENT OF FINANCIAL PERFORMANCE** | | |
| Profit from ordinary activities before income tax expense | **440.1** | 110.5 |
| Income tax expense relating to ordinary activities | **128.5** | 43.2 |
| **Profit from ordinary activities after income tax** | **311.6** | 67.3 |
| Retained profits at the beginning of the financial year | **188.5** | 181.7 |
| Net decrease in retained profits on the initial adoption of: Revised AASB 1028 *Employee Benefits* | **(0.9)** | – |
| Aggregate of amounts transferred from reserves | **0.2** | 0.2 |
| Total available for appropriation | **499.4** | 249.2 |
| Net effect on dividends from: Initial adoption of AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets* | **57.5** | – |
| Dividend recognised during the year | **(120.9)** | (109.2) |
| **Retained profits at the end of the financial year** | **436.0** | 140.0 |

## 36. DEED OF CROSS GUARANTEE (CONTINUED)

| for year ended 30 June | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|
| **STATEMENT OF FINANCIAL POSITION** | | |
| **CURRENT ASSETS** | | |
| Cash assets | **2.3** | 23.1 |
| Receivables | **525.4** | 588.8 |
| Inventories | **286.9** | 268.7 |
| Other | **27.6** | 22.1 |
| **TOTAL CURRENT ASSETS** | **842.2** | 902.7 |
| **NON-CURRENT ASSETS** | | |
| Receivables | **30.2** | 44.1 |
| Inventories | **85.0** | 61.1 |
| Investments accounted for using the equity method | **20.2** | 56.5 |
| Other financial assets | **1,866.6** | 2,280.0 |
| Property, plant and equipment | **1,690.9** | 1,596.3 |
| Intangible assets | **99.8** | 84.9 |
| Deferred tax assets | **52.5** | 82.9 |
| Other | **24.7** | 17.1 |
| **TOTAL NON-CURRENT ASSETS** | **3,869.9** | 4,222.9 |
| **TOTAL ASSETS** | **4,712.1** | 5,125.6 |
| **CURRENT LIABILITIES** | | |
| Payables | **1,351.3** | 1,941.9 |
| Interest-bearing liabilities | **39.6** | 5.6 |
| Current tax liabilities | **25.5** | 27.7 |
| Provisions | **160.2** | 217.7 |
| **TOTAL CURRENT LIABILITIES** | **1,576.6** | 2,192.9 |
| **NON-CURRENT LIABILITIES** | | |
| Interest-bearing liabilities | **794.9** | 916.3 |
| Deferred tax liabilities | **192.2** | 144.0 |
| Provisions | **13.7** | 37.2 |
| **TOTAL NON-CURRENT LIABILITIES** | **1,000.8** | 1,097.5 |
| **TOTAL LIABILITIES** | **2,577.4** | 3,290.4 |
| **NET ASSETS** | **2,134.7** | 1,835.2 |
| **EQUITY** | | |
| Contributed equity | **1,581.8** | 1,578.1 |
| Reserves | **116.9** | 117.1 |
| Retained profits | **436.0** | 140.0 |
| **TOTAL EQUITY** | **2,134.7** | 1,835.2 |

# Statutory Statements

BORAL LIMITED AND CONTROLLED ENTITIES

## DIRECTORS' DECLARATION

1. In the opinion of the Directors of Boral Limited:

(a) the financial statements and notes, as set out on pages 5 to 45, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and its consolidated entities as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. There are reasonable grounds to believe that the Company and the subsidiaries identified in note 33 will be able to meet any obligations or liabilities to which they are or may become subject by virtue of the Deed of Cross Guarantee between the Company and those subsidiaries pursuant to ASIC Class Order 98/1418.

Signed in accordance with a resolution of the Directors:

**KENNETH J. MOSS**
Director

**RODNEY T. PEARSE**
Director

Sydney,
5 September 2003

## INDEPENDENT AUDIT REPORT TO THE MEMBERS OF BORAL LIMITED

### SCOPE

We have audited the financial report of Boral Limited ("the Company") for the financial year ended 30 June 2003, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes 1 to 36, and the directors' declaration set out on pages 5 to 46. The financial report includes the consolidated financial statements of the consolidated entity, comprising the Company and the entities it controlled at the end of the year or from time to time during the financial year. The Company's Directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the Company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and statutory requirements so as to present a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

### AUDIT OPINION

In our opinion, the financial report of Boral Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2003 and of their performance for the financial year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

**KPMG**

**TRENT VAN VEEN**
Partner

Sydney

# Directors' Report and Attachments

# Directors' Report

The Directors of Boral Limited ("the Company") present this report on the consolidated entity, being the Company and its controlled entities ("Boral"), for the financial year ended 30 June 2003:

**(1) REVIEW OF OPERATIONS**
The Directors review the operations during the year of Boral and the results of those operations as stated in the Chairman's Message and Managing Director's Review on pages 14 to 19.

**(2) STATE OF AFFAIRS**
There were no significant changes in Boral's state of affairs during the year.

**(3) PRINCIPAL ACTIVITIES AND CHANGES**
Boral's principal activities are the manufacture and supply of building and construction materials in Australia, the USA and Asia. There were no significant changes in the nature of those activities during the year.

**(4) EVENTS AFTER END OF FINANCIAL YEAR**
There are no matters or circumstances that have arisen since the end of the year that have significantly affected, or may significantly affect:

(a) Boral's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) Boral's state of affairs in future financial years.

**(5) FUTURE DEVELOPMENTS AND RESULTS**
Other than matters referred to under the heading "Outlook" in the Managing Director's Review on page 19, the Directors have no reference to make to likely developments in Boral's operations in future financial years and the expected results of those operations.

**(6) ENVIRONMENTAL PERFORMANCE**
Details of Boral's performance in relation to environmental regulation are set out under Environmental Management and Performance on pages 38 to 42.

**(7) DIVIDENDS PAID OR DECLARED**
Dividends paid to members during the year were:

| | Total Dividend $'000 |
|---|---|
| the final dividend of 10 cents per ordinary share (franked to 7.5 cents per share at the 30% corporate tax rate) for the year ended 30 June 2002 was paid on 19 September 2002 | 57,535 |
| the interim dividend of 11 cents per ordinary share (franked to 8.25 cents per share at the 30% corporate tax rate) for the year was paid on 19 March 2003 | 63,370 |

The final dividend of 12 cents per ordinary share (fully franked at the 30% corporate tax rate) for the year has been declared by the Directors and will be paid on 18 September 2003.

**(8) NAMES OF DIRECTORS**
The names of persons who have been Directors of the Company during or since the end of the year are:

Elizabeth A. Alexander
E. John Cloney
Anthony M. D'Aloisio
Rodney T. Halstead
Kenneth J. Moss
Rodney T. Pearse
Mark R. Rayner
J. Roland Williams

All of those persons, other than Messrs D'Aloisio and Halstead, have been Directors at all times during and since the end of the year.

Mr D'Aloisio was appointed as a Director on 28 May 2003 and has been a Director since that date.

Mr Halstead was a Director from 1 July 2002 to 8 April 2003 on which date he retired from the Board.

**(9) OPTIONS**
Details of options that are granted over unissued shares of the Company, options that lapsed during the year and shares of the Company that were issued during the year as a result of the exercise of options are:

| Tranche | Grant date | Expiry date | Exercise price | Balance at beginning of year Number | Options issued during the year Number | Options lapsed during the year Number | Shares issued during the year as a result of exercise of options Number | Options at end of year Issued | Options at end of year Vested |
|---|---|---|---|---|---|---|---|---|---|
| (ii) | 24/08/2001 | 11/12/2002 | $5.26 | 1,160,000 | – | 1,160,000 | – | – | – |
| (iii) | 24/08/2001 | 2/03/2003 | $5.26 | 30,000 | – | 30,000 | – | – | – |
| (iv) | 24/08/2001 | 4/12/2003 | $3.00 | 720,000 | – | – | 400,000 | 320,000 | 320,000 |
| (v) | 24/08/2001 | 19/01/2004 | $3.00 | 130,000 | – | – | 100,000 | 30,000 | 30,000 |
| (vi) | 24/08/2001 | 1/02/2004 | $4.04 | 1,250,000 | – | – | – | 1,250,000 | 1,250,000 |
| (vii) | 24/08/2001 | 6/12/2004 | $3.18 | 1,684,550 | – | – | 747,600 | 936,950 | 936,950 |
| (viii) | 1/03/2000 | 1/03/2005 | $2.28 | 750,000 | – | – | – | 750,000 | 750,000 |
| (ix) | 13/11/2000 | 13/11/2005 | $2.28 | 750,000 | – | – | – | 750,000 | – |
| (x) | 8/12/2000 | 8/12/2005 | $1.97 | 5,045,800 | – | – | – | 5,045,800 | – |
| (xi) | 6/11/2001 | 6/11/2006 | $3.35 | 3,164,900 | – | – | 76,900 | 3,088,000 | – |
| (xii) | 4/11/2002 | 4/11/2009 | $4.12 | – | 3,699,500 | – | – | 3,699,500 | |

Since the end of the year, a further 70,000 shares of the Company have been issued at the price of $3.00 each as a result of the exercise of options in tranche (iv), 30,000 such shares have been issued at a price of $3.00 each as a result of the exercise of options in tranche (v), 1,250,000 such shares have been issued at a price of $4.04 as a result of the exercise of options in tranche (vi), 200,000 such shares have been issued at the price of $3.18 each as a result of the exercise of options in tranche (vii) and 750,000 such shares have been issued at a price of $2.28 each as a result of the exercise of options in tranche (viii).

Tranche (xii) was issued during the year pursuant to the Boral Senior Executive Option Plan. Details of options in that tranche granted to Mr R.T. Pearse, the Managing Director, and the five most highly remunerated officers of the Company as part of their emoluments for the year are shown in the tables accompanying paragraph (14). The grant of options to Mr Pearse was approved by shareholders at the Company's annual general meeting held on 25 October 2002. In regard to these options:

- subject to the Rules of the Plan, the options are exercisable at any time after the third anniversary of grant and prior to the seventh anniversary of grant.
- the options will only be exercisable to the extent to which an exercise hurdle is satisfied. Whether the exercise hurdle is satisfied is measured by comparing the Total Shareholder Return (TSR) of the Company to the TSR of the companies from time to time comprising the Australian Stock Exchange Limited (ASX) Top 100 during the exercise period of the options. The percentage of the options which may be exercised following such comparison is determined by the following sliding scale:

| If at any time during the period during the exercise period of the options, the TSR of the Company: | The percentage of options which becomes exercisable is: |
|---|---|
| Does not reach the 50th percentile of the TSR of the ASX Top 100 | 0% |
| Reaches the 50th percentile of the TSR of the ASX Top 100 | 50%* |
| Reaches or exceeds the 75th percentile of the TSR of the ASX Top 100 | 100% |

* The percentage of options which becomes exercisable increases from the 50th percentile up to the 75th percentile by 2% for each 1% increase in the percentile TSR performance of the Company.

- for the purposes of the above, determination of the TSR of the Company relative to the TSR of the companies from time to time comprising the ASX Top 100 will be made on the basis of movements in share price and dividends and calculated in a similar manner to the Accumulation Index of ASX.

Each option granted over unissued shares of the Company entitles the holder to subscribe for one fully paid share in the capital of the Company. Optionholders have no rights under any options to participate in any share issue or interest issue of any body corporate other than the Company. No unissued shares and interests of the Company or any controlled entity are under option other than as set out in this clause.

**(10) INDEMNITIES AND INSURANCE FOR OFFICERS AND AUDITORS**

During or since the end of the year, Boral has not given any indemnity to a current or former officer or auditor against a liability or made any agreement under which an officer or auditor may be given any indemnity of the kind covered by sub-section 199A(2) or (3) of the Corporations Act 2001.

During the year, Boral paid premiums in respect of Directors' and Officers' Liability and Legal Expenses insurance contracts for the year ended 30 June 2003 and since the end of the year, Boral has paid, or agreed to pay, premiums in respect of such contracts for the year ending 30 June 2004. The insurance contracts insure against certain liability (subject to exclusions) persons who are or have been directors or officers of the Company and controlled entities. A condition of the contracts is that the nature of the liability indemnified and the premium payable not be disclosed.

**(11) DIRECTORS' QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES**

Each Director's qualifications, experience and special responsibilities are set out on page 46.

**(12) MEETINGS OF DIRECTORS**

The number of Meetings of the Board of Directors and each Board Committee held during the year and each Director's attendance at those Meetings was:

| | Board of Directors | | Audit Committee | | Compensation Committee | |
|---|---|---|---|---|---|---|
| | Meetings held while a Director | Meetings attended | Meetings held while a Member | Meetings attended | Meetings held while a Member | Meetings attended |
| E.A. Alexander | 9 | 9 | 4 | 4 | – | – |
| E.J. Cloney | 9 | 9 | – | – | 2 | 2 |
| A.M. D'Aloisio | – | – | – | – | – | – |
| R.T. Halstead | 8 | 7 | 3 | 1 | – | – |
| K.J. Moss | 9 | 9 | – | – | 2 | 2 |
| R.T. Pearse | 9 | 9 | – | – | – | – |
| M.R. Rayner | 9 | 9 | – | – | 2 | 2 |
| J.R. Williams | 9 | 8 | 4 | 4 | – | – |

Mr Pearse, the Managing Director, is not a member of the Audit and Compensation Committees but attended all of the Meetings held by those Committees.

**(13) DIRECTORS' SHAREHOLDINGS**

Details of each Director's interests in the shares and other securities of the Company are:

| | Shares | Share Plan | Executive Options |
|---|---|---|---|
| E.A. Alexander | 12,975 | – | – |
| E.J. Cloney | 14,214 | | |
| A.M. D'Aloisio | 1,000 | – | – |
| R.T. Halstead | 12,105 | – | – |
| K.J. Moss | 21,000 | – | – |
| R.T. Pearse | 1,221,219 | 6,985a | b |
| M.R. Rayner | 20,000 | – | – |
| J.R. Williams | 16,570 | – | – |

The shares are held in the name of the Director except in the case of Mr E.J. Cloney, 534 shares are held by Lizzey Investments Pty Limited and 12,500 shares are held by the Cloney Superannuation Fund, in the case of Dr K.J. Moss, 21,000 shares are held by K.J. and G.A. Moss, in the case of Mr R.T. Pearse, 33,000 shares are held by Pearse Nominees (NSW) Pty. Limited and in the case of Mr M.R. Rayner, 19,000 shares are held by Mokanger Personal Superannuation Fund.

Shares or other securities with rights of conversion to equity in the Company or in a related body corporate are not otherwise held by any Directors of the Company. There were no disposals of such securities by any Directors or their Director-related entities during the financial year.

a Shares in the Company allocated to Mr Pearse's account in the Executive Share Plan. He will only be entitled to a transfer of those shares in accordance with the terms and conditions of the Plan.

b Options held by Mr Pearse are:

| Number of Options | Expiry Date | Exercise Price |
|---|---|---|
| 71,500 | 6 December 2004 | $3.18 |
| 750,000 | 13 November 2005 | $2.28 |
| 700,000 | 6 November 2006 | $3.35 |
| 700,000 | 4 November 2009 | $4.12 |

**(14) EMOLUMENTS OF DIRECTORS AND OFFICERS**

The broad policy for determining the nature and amount of emoluments of Directors and senior Boral executives is described under Remuneration on pages 50 and 51.

Details of the nature and amount of each element of the emoluments of each Director and each of the five named officers of Boral receiving the highest emoluments are;

**Non-executive Directors**

| | Board Fees $ | Committee Fees $ | Other $ | Statutory Superannuation Contributions[a] $ | Total $ |
|---|---|---|---|---|---|
| E.A. Alexander | 58,000 | 9,000 | – | 6,030 | 73,030 |
| E.J. Cloney | 58,000 | 3,000 | – | 5,490 | 66,490 |
| A.M. D'Aloisio | 5,301 | – | – | 477 | 5,778 |
| R.T. Halstead | 44,789 | 4,624 | 198,225b | 4,447 | 252,085 |
| K.J. Moss | 145,000 | 5,000 | 18,070c | 13,500 | 181,570 |
| M.R. Rayner | 58,000 | 3,000 | – | 5,490 | 66,490 |
| J.R. Williams | 58,000 | 6,000 | – | 5,760 | 69,760 |

a The superannuation entitlements attributable to these contributions are deducted from the Director's retiring allowance when he/she leaves the Board.

b Retiring allowance.

c Value of car parking and associated fringe benefits tax.

| | | | | Boral Limited Options | | | Boral Limited Options |
|---|---|---|---|---|---|---|---|
| | *Fixed* Remuneration A$ | *Superannuation* Contribution A$ | *Variable* Remuneration A$ | Value[d] A$ | *Executive Share Plan* – Vested Benefit A$ | *Total* Remuneration A$ | *Number* granted during the year |
| **Executive Director** | | | | | | | |
| R.T. Pearse | 1,618,070 | – | 1,545,480 | 399,450 | 21,169 | 3,584,169 | 700,000 |
| **Boral Officers** | | | | | | | |
| D. Brown<br>President, USA | 740,704 | 98,130 | 480,588 | 122,041 | – | 1,441,463 | 207,000 |
| E.S. Severin<br>Executive General Manager,<br>Australian Construction Materials | 543,714 | 73,273 | 296,772 | 72,407 | 7,010 | 993,176 | 148,200 |
| P.J. Jobe<br>Executive General Manager,<br>Cement | 483,500 | 32,500 | 267,931 | 78,475 | 6,031 | 868,437 | 150,500 |
| W.R. Batstone<br>Executive General Manager,<br>Plasterboard | 417,833 | 58,000 | 184,032 | 66,484 | 4,347 | 730,696 | 124,700 |
| M.B. Scobie<br>General Manager,<br>Corporate Services and<br>Company Secretary | 404,086 | 41,567 | 150,371 | 61,450 | 9,113 | 666,587 | 110,800 |

d The value of options represents the fair value of one third of the Boral options awarded to the executive in each of the last three financial years independently determined at grant date using the Black-Scholes option pricing formulae and after considering the likelihood of meeting performance hurdles. The key parameters used in the valuation are a volatility factor, exercise prices, term of options, dividend rate and interest rate. The fair value has been allocated equally over the period of vesting in determining the current year's emoluments. In accordance with Australian Accounting Standards, these amounts are not required to be expensed in the Statement of Financial Performance.

The Boral officers are current officers. During the year, a number of executive officers including Mr D.J. Irvine ceased employment. The emoluments including termination payments received by these officers were consistent with market practice and in the case of Mr Irvine were $947,943.

**(15)** *Amounts in the financial report and Directors' Report have been rounded off to the nearest one hundred thousand dollars unless* otherwise indicated.

Signed in accordance with a resolution of the Directors.

**KENNETH J. MOSS** DIRECTOR

**RODNEY T. PEARSE** DIRECTOR

Sydney, 5 September 2003

# Chairman's Message

"We are delighted to deliver a strong gain in value for Boral's shareholders. Our value(s) focus is delivering improvements in Boral's financial results as well as our corporate governance, safety, social and environmental outcomes."

**BORAL'S 2002/03 PERFORMANCE**

Boral performed well for the 2002/03 financial year, delivering a net after tax profit of $283 million, which was 47% above the previous year. This record result for Boral was underpinned by a 10% increase in sales revenues to $3.8 billion.

The Company's financial results have benefited from favourable market conditions, substantial ongoing improvements in the underlying businesses and growth activities.

Earnings per share for the year increased from 33.7 cents to 49.1 cents. Return on equity of 13.2% was up from 9.9% reported last year.

A fully franked final dividend of 12.0 cents per share has been declared, bringing the full year dividend to 23.0 cents per share compared with 19.0 cents last year. The increased dividend and franking level effectively provide a 34% increase in the grossed up dividend year-on-year for most shareholders. Dividends declared for the full year total $133 million resulting in a payout ratio of 47% of after tax profit.

With a 35% share price appreciation to $5.06 by year end, Boral has delivered a total return to shareholders of 42% for the year ended 30 June 2003. Since Boral's demerger in February 2000, Boral has been in the top quartile of ASX100 companies with a TSR of 31% per annum.

**SAFETY AND SUSTAINABLE DEVELOPMENT FOCUS**

We are committed to safety being the highest priority in Boral at all levels. It is a function of the Board to oversee the management of occupational health and safety and in this capacity we review all divisional Occupational Health and Safety (OHS) Management Plans incorporating safety improvement targets and monitor performance against plan on an ongoing basis.

Any lost time injury that occurs in Boral is reported to the Board, including details of the incident and the actions that have been taken in response to it. We believe there is a high level of focus around safety management by Boral's managers and employees.

Whilst safety management is the responsibility of all Boral employees and requires teamwork, we believe that by holding managers accountable for workplace health and safety outcomes we are assured of a strong safety focus. All line managers and senior line executives have a proportion of their variable remuneration linked to the safety performance (as well as the financial outcomes) of their business.

Boral's safety performance improved during 2002/03. Following a plateau in our safety statistics in the previous year, Boral's lost time injury frequency rate (LTIFR) of 4.4 was a 12% improvement. Percentage hours lost due to workplace injury reduced by 18% to 0.14% hours worked. The improved performance was reflected in a 12% reduction in workers' compensation claims costs.

During the year we commenced the second rollout of our Boral Sustainability Self Diagnostic Tool (BSSDT) to measure improvements delivered by our businesses against their 2001/02 BSSDT scorecards and to establish further improvement targets and plans. Boral's businesses have embraced this approach to measuring and improving our performance around key environmental and social improvement programs. Further details of Boral's sustainability performance and targets are reported in the Sustainability Report on page 34.

**CORPORATE GOVERNANCE AND INTERNAL CONTROLS**

Corporate governance continued to be a key theme running through Australian businesses during the past year.

Boral has a strong set of corporate values that influence our day to day business activities. The importance of our values has been reinforced through the recent enhancement of the Company's Strategic Intent to include a reference to being Values focused (as well as Value focused). Our Values of Leadership, Respect, Focus, Persistence and Performance delineate the behaviour that is expected from Boral executives and employees. The Company's Code of Conduct and an accompanying set of policies and guidelines further define required behaviour.

We believe that the Board and senior management need to demonstrate strong leadership around ethics and values and must work to ensure that the right behaviour occurs throughout the organisation.

We acknowledge the critical importance of Board competence and appropriate corporate governance controls.

Beyond striving for sound ethical behaviours and a values-focused culture, we embrace more transparent governance processes and procedures in line with the ASX corporate governance Guidelines. Whilst the ASX guidelines are to some degree voluntary and require rigour, our Corporate Governance processes and controls are relatively well advanced; they only required very minor modifications to fully conform with the new guidelines.

The Board has a high level of confidence in the internal controls within the Company. Boral's external auditing is carried out by KPMG and our internal audit function is outsourced to PricewaterhouseCoopers, which provides an increased level of comfort to the Board around audit substance and independence. Our rigorous process of verification and approval of financial accounts requires divisional sign-off to occur followed by sign-offs from the Chief Executive Officer and Chief Financial Officer; this process has been modified in line with the ASX best practice recommendations.

**BOARD CHANGES**

Boral's Board comprises six Non-executive Directors and one Executive Director. The Board has appropriate breadth and depth of management experience to fulfill its role. In April 2003, after 12 years of serving Boral as a Director, Mr Rod Halstead stepped down from his position. I express my appreciation for Mr Halstead's contribution throughout his tenure but particularly during the time of Boral's demerger when his excellent legal knowledge and experience proved invaluable. I am delighted to welcome Mr Tony D'Aloisio as Mr Halstead's replacement on the Board. Mr D'Aloisio joined Boral's Board in May 2003 and is the CEO of a leading law firm with many years of experience as a corporate lawyer.



**KEN MOSS** CHAIRMAN







# Managing Director's Review

"Our Perform & Grow strategy is continuing to strengthen Boral's leading market positions and to deliver value for shareholders. We are achieving our financial objectives and we are intent on achieving superior returns in a sustainable way."

**IMPROVED PROFITABILITY**

Boral reported a net profit of $283 million for the year ended 30 June 2003, a 47% increase on last year. Sales revenue for the year of $3.8 billion increased by 10% compared with last year.

EBIT to sales margins substantially improved in all of Boral's divisions, resulting in an overall margin of 12.5% compared with 9.8% in the prior year.

Boral's strong result was supported by better than expected activity in the Australian dwellings and alterations and additions markets, improvements in non-dwelling and infrastructure construction activity in Australia, a resilient housing market in the USA and strengthening conditions in Asia. The uplift in Boral's underlying performance, however, can also be attributed to strong price improvements in construction materials, our unrelenting cost reduction focus and positive contributions from business turnarounds and from value-adding growth activities.

Australian EBIT improved by 56% to $357 million compared with the prior year. Our Construction Materials business in Australia delivered a $238 million EBIT for the year, which was 67% higher than last year. Building Products in Australia delivered an EBIT of $118 million, which was 39% above last year. Whilst all Building Products divisions delivered an improved result there is still work to do to improve returns to levels being reported by some of our competitors.

Earnings from Boral's US operations continued to be strong; in US dollars EBIT was up 14% to US$66 million, however, a negative exchange rate impact of approximately A$13 million resulted in translated earnings of A$111 million, being in line with last year.

In Asia, our Indonesia Concrete and Quarries business reported a good uplift in profits and our Plasterboard joint venture with Lafarge, Lafarge Boral Gypsum in Asia (LBGA), delivered another good result. Our Asian businesses posted a $24.5 million profit for the year, 24% higher than last year. Boral's share of LBGA was 47.7% during 2002/03 and increased to 50% on 30 June 2003.

Boral's balance sheet strengthened during 2002/03. Operating cash flows of $489 million (before capital expenditure) were 25% above last year. Strong controls were maintained around working capital. Stay-in-business capital expenditure of $167 million was 97% of depreciation levels. Surplus cash flow was used to fund growth activity undertaken during the period totalling $255 million. Gearing (debt:equity) reduced from 41% at December 2002 to 36% at June 2003.

**CONTINUING FOCUS ON PERFORMANCE IMPROVEMENT**

In line with our Perform & Grow strategy, we have been determined to improve the underlying performance of our businesses. We are doing this through a continuing push to deliver cost improvements, price improvements and business turnarounds.

Compared with the year ended 30 June 2002, average prices strengthened in aggregates, cement, concrete, scaffolding, bricks, roof tiles, masonry and timber in Australia, in roof tiles in the USA and in concrete in Indonesia. Australian plasterboard and US brick prices softened during the period.

Performance Enhancement Programs (PEP) delivered $113 million of operational cost savings during the period, equivalent to a little under 4% of compressible costs, which offset operational cost inflation. Overhead (or selling, general and administration) costs were 9% higher than last year primarily due to acquisitions. Overheads as a percentage of sales have been held, however, at around 12.3%.

**VALUE ADDING GROWTH ACTIVITIES**

Of the $255 million spent on growth in 2002/03, approximately $155 million was spent on the following acquisition activities:

- Franklin Brick (the largest independent brick distributor in the USA)
- Galong Lime resource (Barnu) and agricultural lime business (NSW)
- Stud & Track (the largest plasterboard distributor in NSW)
- Allen's Asphalt in south east Queensland
- Rocla pipe in Indonesia







- 50% of Go Crete (Perth's second largest independent concrete producer)
- Canberra Mini Mixed, and
- An increase in Boral's share of LBGA (Asia Plasterboard joint venture) from 47.7% to 50%.

In addition to these bolt-on acquisitions, major expansion/upgrade capital expenditure of approximately $160 million was announced or undertaken during the period, on the following initiatives:

- Cement upgrade program at Berrima (NSW) and Waurn Ponds (Victoria), and
- A new vertical shaft lime kiln to be built in NSW.

Subsequent to year end, three further expansion/upgrade projects have been announced:

- An upgrade of gypsum grinding and calcination capacity at the Northgate plasterboard plant in Queensland,
- A $53 million investment in a decorative face brick kiln (Kiln #11) at Midland Brick in Western Australia (of which approximately 50% is categorised as growth capital; the remainder is stay in business capital), and
- The construction of a $19 million engineered flooring plant in northern NSW (following the agreement of long-term wood supply with the NSW Government).

Growth capital expenditure in 2003/04 with respect to these three projects together with other announced capital programs total $188 million.

Over the past three and half years (i.e. since demerger to June 2003), $870 million has been spent or committed on acquisition and growth projects in Australia, the USA and Asia. Growth capital expenditure has averaged around $200 million per annum and this level of expenditure is expected to be sustainable in future years.

Beyond growth through acquisition and expansion, our new earnings stream from Quarry End Use (QEU) has continued to progress well. The 2002/03 result includes around $25 million of profit from QEU operations, which compares with $28 million last year. Land sales at our 334ha Greystanes Estate in Western Sydney have progressed well. During the period we commenced co-development of the Greystanes residential lands ("Nelson's Ridge") with Delfin Lend Lease, which will result in the sale of 1,600 residential lots over the next five years. We also worked on other QEU projects with the aim of bringing additional income streams to account over the coming years.

**STRATEGIC INTENT**

We have enhanced our Company's Strategic Intent, which we established in late 1999. It now reads as follows:

*Boral intends to be a Value(s) and Market driven, focused building and construction materials company operating in Australia and increasingly offshore.*

There are two new words in this stated goal. We have expanded the word "value" to also incorporate "values". We have also explicitly stated our intention to be "market" driven. Being value(s) and market driven better defines how we want to do things in Boral and what is important to us.

**A VALUE(S) DRIVEN BORAL**

We intend to deliver shareholder value, value to our customers and value to other stakeholders in our Company.

Our corporate Values of Leadership, Respect, Focus, Persistence and Performance remain unchanged. The reference to them in our Strategic Intent reinforces their ongoing importance in Boral.

**A MARKET DRIVEN BORAL**

Our newly defined market driven focus reflects the increased importance we intend to place on addressing market needs through improved product development and innovation processes. We need to understand market trends and anticipate the changing needs of our customers. In order to do this effectively we intend to work hard to understand what is important to our customers and what they value.

We serve a broad range of market segments in the Australian, US and Asian building and construction markets. Approximately 72% of 2002/03 earnings were sourced from Australian markets, 23% came from US building activity and a further 5% of earnings resulted from Boral's Asian markets. The pie chart below shows the relative importance of specific markets in these three broad geographies.

**SHARE OF REVENUE* BY MARKET**


AUSTRALIA
Dwelling
Non-dwelling
Engineering and construction
USA
Dwelling
Non-dwelling
ASIA
OTHER

* Includes Boral's share of joint venture revenues

# Managing Director's Review

"Our market driven focus reflects the increased importance we intend to place on addressing market needs through improved product development and innovation processes."

Some of Boral's businesses are more advanced than others in their efforts to develop products and respond to market needs with innovative solutions. We are currently developing a framework for all Boral divisions to improve and build on their product development capabilities.

Our Plasterboard division has proven methods for developing and releasing new products and plasterboard-based building systems to market. For example, Boral's decorative cornice range, ClassiCove, achieved further penetration records during the year and new jointing compounds and skimming plaster formulations also helped to lift plaster accessory sales. Our PartiWall and EurekaWALL inter-tenancy wall systems won application in residential markets that require fire and noise performance with ease of installation. Grollo Corporation selected EurekaWALL for use in its prestigious high-rise residential tower development now under construction in Melbourne. This product is positioned to significantly change the nature of high-rise residential internal wall constructions.

Responding to market needs also includes adding value through marketing solutions. During the year, Clay & Concrete Products introduced a new consumer product selection process known as BoralCreate. BoralCreate enables customers to more easily make their choice of Boral bricks, roofing and landscaping products based on their desired home style, whether it be Homestead, Beach, Tuscan, Heritage, Georgian, Contemporary and so on.

We strive to work closely with our customers to provide enhanced value and service. During the year Boral Concrete was awarded a large project by Comalco to pour 80,000 $m^3$ of Concrete in stage 1 of construction of its new aluminium smelter in Gladstone, Queensland. Boral won this project because of our dedication to safety and environmental management as well as product quality, which are all clearly valued by Comalco.

**DELIVERING AGAINST OUR OBJECTIVES**

Boral's three financial goals established at the time of the demerger in February 2000 are to:

- Exceed the weighted average cost of capital (WACC) through the cycle
- Deliver better financial returns than the competition in comparable markets
- Deliver superior total shareholder returns.

We are performing well against these objectives.

Return on funds employed for the year ended 30 June 2003 was 16.4%, compared with 12.1% a year ago. These returns comfortably exceed Boral's WACC.

We are number one or number two in most of the markets in which we operate. Returns from our Australian Construction Materials businesses and from our Asian and USA businesses compare well against our major competitors. We are now also achieving significantly better returns from our Australian Building Products businesses and we are closing the performance gap against our competitors.

A final fully franked dividend of 12.0 cents per share has been declared, 20% above the 2002 75% franked final dividend of 10.0 cents. The increased dividend and franking level effectively provides a 34% increase in the grossed up dividend year-on-year for most shareholders.

Capital returns for shareholders have also continued to strengthen. Over the 12 months to June 2003, Boral's share price increased by 35% whilst the ASX100 decreased by 6%. Since the demerger (February 2000) the combined share price appreciation and dividend yield for Boral's shareholders has resulted in an annualised TSR of 31% to 30 June 2003, ranking the stock in the top quartile of the top ASX100 group of Australian listed companies.

**A NEW FOURTH OBJECTIVE**

We have recently introduced a fourth objective to our previous list of three stated objectives. Our new objective is to achieve superior returns in a sustainable way.

This means that whilst we are focused on delivering strong returns for our shareholders on a sustainable basis, we are also focused on ensuring our businesses are sustainable in their environmental, social and employee impacts. We care about our environmental and safety performance, we care about the communities in which we operate and we care about our people.

I acknowledge the efforts of all of Boral's employees and congratulate them on the performance and improvements delivered throughout the year.

Our strong focus on safety continued over the past year and key safety performance indicators improved. Despite this improvement, three people were fatally injured in accidents directly related to Boral's operations; two people were killed in transport related accidents in Australia and a third person, a contractor in the USA, lost his life during the demolition of an old brick kiln. We are deeply saddened by these accidents. We are committed to providing safe and healthy working conditions for all people involved in our business.

We believe we have a social commitment not only to our employees but to the broader community. With over 580 operating sites world-wide, we place importance on community consultation and responding to community concerns about our operations. Whist our community partnership/sponsorship program is relatively modest in financial terms, we also support the communities in which we operate.

**OUTLOOK**

Australian dwelling approvals were sustained at high levels for the 12 months to June 2003, with around 174,400 dwellings approved. For the June half of 2002/03, dwelling approvals continued to be strong, however, they were around 8% lower than the first half of the year and 2% weaker than the June half of 2001/02. We expect that dwelling activity in the six months to December 2003 will be weaker than a year ago. Whilst the June 2004 half is difficult to forecast, we expect softening dwelling approvals in the December 2003 half year to also reduce dwelling activity in the second half of FY2004.

Boral's building products businesses in Australia are expected to progressively experience lower sales volumes during FY2004 due to the softening dwellings market but we anticipate that prices will be generally stable and that there will be strong underlying cost performance.

Strengthened non-dwelling and infrastructure volumes in Australia, and improved pricing, are expected to offset the softening in dwelling activity for Boral's construction materials businesses in Australia in 2003/04; EBIT and EBIT margins are therefore expected to remain at high levels for construction materials.

A sustained, high level of US housing activity is expected in 2003/04. An additional nine months of Franklin Brick earnings and improved results from clay and concrete roof tiles will be positives but US earnings are only expected to be steady in US dollars because of the impact of significant fuel gas price increases on the US brick business. A stronger Australian dollar in 2003/04 compared to the prior year should result in lower Australian dollar earnings from our US businesses.

Boral's earnings from the Asian Plasterboard joint venture should benefit from continued growth in plasterboard demand and our Indonesian construction materials businesses should benefit from increased volumes.

We expect strong PEP cost improvements to continue across the portfolio of businesses in 2003/04.

Growth capital expenditure is anticipated to remain at higher levels in FY2004 and stay-in-business capital expenditure is expected to be similar to depreciation. Closing debt to equity ratio should be in the target range of 40-60%.

Subject to any unforeseen effects of weather, international instability or exchange rates, we expect Boral's earnings to be approximately 10% higher in the six months to December 2003, and to increase to between $300 million and $310 million for the year ended June 2004.

Rod Pearse

**ROD PEARSE** CEO AND MANAGING DIRECTOR

## Values

Our Company's Values remain unchanged. Reference to them in our Strategic Intent reinforces their ongoing importance in Boral. They define how we intend to behave.

**Leadership**
Creating and contributing to an environment in which our people can excel through a management style which is participative, encouraging, demanding and supportive.

**Respect**
Ensuring the impact and integrity of our operations and actions on employees, customers, the communities and environment in which we operate, meet both the spirit and letter of the

**Focus**
Making critical choices on priorities, making timely, insightful fact-based decisions, and being determined to pick the right things and do them well.

**Performance**
Getting on with the job, setting challenging goals and standards, measuring results, providing honest feedback on individual contribution and rewarding achievement.

**Persistence**
Striving to be the best at what we do, being relentless in our pursuit of improvement and of increasing targets, never being satisfied with the status quo

# Sustainability Report – Our People, Social and Environmental Performance

**ENVIRONMENTAL MANAGEMENT AND PERFORMANCE**

Boral's businesses, operating at more than 540 sites in Australia and overseas, either hold, have applied for, or are currently negotiating for all relevant environmental licences, permits and plans. Boral is committed to compliance as the absolute minimum operational requirement, as stated in our environmental policy.

During the year, one significant event and a number of small failures to meet that commitment have been penalised by regulatory authorities. The significant non-compliance occurred in May 2001 at a Boral concrete batching plant at St Peters, NSW, when an act of sabotage (recognised as such by the Land and Environment Court) led to high pH (alkaline) waters being discharged into the Alexandria Canal. The penalty applied was $20,000, with costs of $8,500.

A further eight minor non-compliances (Penalty Infringement Notices or their equivalent) in Australia and two Notices of Violation in the USA resulted in total financial penalties/consent orders by EPAs and local/state governments of A$11,100 and US$6,500 respectively.

During the year, 22 Australian and 14 US full compliance and/or systems (long-form) audits were undertaken. Emphasis was placed on environmental short-form Managers Audits (for Australian Construction Materials – two per year per site) and Environmental Improvement Plans (EIPs) (for Clay and Concrete Products). For all long- and short-form audits and EIPs, action plans are developed and progress on actions is reported in monthly environmental reports. There was a reduced requirement for divestment (1) and acquisition and pre-lease (6) corporate audits during the year.

Boral's formal Australian environmental training program was temporarily discontinued during the first half of 2003 whilst the combined course (OHS & E) managers underwent training in four environmental courses during 2002/03. This is substantially outweighed by other business specific environmental awareness training (289 personnel/19 courses), short-form Manager Audit training (44 personnel/16 courses), residual EIP training (6 personnel/1 course) and sustainability/BSSDT training already mentioned (158 personnel/11 courses). In the USA over 60% of the workforce underwent some form of environmental training during the year.

**SITE REMEDIATION**

Since 1995, in Australia, Boral has carried out over 140 initial contaminated site investigations, undertaken 95 Stage 2 (intrusive) investigations and fully or partially remediated 77 sites.

Remediation occurred either because the site was due to be divested, or was driven by Boral's commitment to minimise environmental risk, comply fully with legislation and eliminate potential liabilities. The intensity of this work has reduced recently as most high risk sites have or are being dealt with. Currently the major site remediation project is the Boral Asphalt site at Whinstanes in Brisbane where remediation is being undertaken as part of redevelopment of that site.

**RECYCLING, REUSE AND ECO-EFFICIENCY**

Reduction in waste generation followed by recycling and reuse of materials is fundamentally important to our businesses on both environmental and financial grounds. Examples of reuse and recycling undertaken by Boral include:

- Recycled asphalt pavement (RAP) into new asphalt product and alternative road building materials (e.g. "Enviroblend" and "Superfill"),
- Reprocessed concrete (e.g. "Envirocrete" and "DGB20"),
- Concrete washout combined with low value aggregate ("Recycled Road Gravel"), and
- Processing and incorporation of plasterboard, masonry and brick bat waste into new product.

Recycling and reuse provides a double economic benefit, firstly in reducing the cost of raw materials and secondly in minimising disposal costs. The same applies to water management and reuse and in both cases conserves primary resources.

An eco-efficiency case study was carried out on seven representative Boral concrete plants in metropolitan Sydney under the Australian Chambers of Commerce Eco-Efficiency Agreement with Australian Business Limited. Data on raw materials, energy and water consumption, and waste and carbon dioxide generation was collected over a four-month period. As a result we now have available recommended eco-efficiency benchmarks (per $m^3$ of concrete produced) which can be used for comparison and improvement targets at other concrete batching plants. Because of the significant variation in energy efficiency between the plants (largely as a result of varying usage of diesel powered front-end loaders), total attributable carbon dioxide varied from 1.75 to 4.39 kg $CO_2$ per $m^3$.

**ENERGY USAGE AND GREENHOUSE GAS EMISSIONS**

A comprehensive compilation and assessment of Boral's energy consumption in Australia in 2001 established that less than 60 of more than 470 Boral operating sites in Australia produce around 90% of our Australian greenhouse gas (GHG) emissions. Efforts in energy use reduction are being concentrated on those sites.

Boral Transport constitutes a significant contributor to Boral's total GHG emissions. The possibility of a dual fuel system (compressed natural gas (CNG) and diesel) in new units is being explored. If successful, the dual fuel engine has the potential to reduce GHG emissions by around 8%

As part of Boral's Towards a Greener Future partnership with Landcare Australia and Conservation Volunteers Australia, we undertake a range of regeneration and conservation projects. We have completed 42 separate conservation projects across Australia.





Boral's principal GHG emissions are from Blue Circle Southern Cement (BCSC) operations. BCSC continues to participate in the Australian Federal Government's voluntary Greenhouse Challenge Program through an industry cooperative agreement with the Cement Industry Federation (CIF).

Since 1990 (the Kyoto Protocol benchmark year) the Australian cement industry has:

- Reduced manufacturing process GHG emissions by 4% per tonne of product sold.
- Cut fuel related $CO_2$ emissions per tonne of product sold by over 24% and electricity related emissions per tonne of product sold by 15%, and as an overall result.
- Cut total GHG emissions by 13% per tonne of product sold.

In 1990, BCSC's absolute GHG emission totals were 1.8 million tonnes and this fell by 13% to 1.6 million tonnes in 2001 and 2002. Total emissions per tonne of cementitious product sold has reduced to 0.7039t in 2002 compared with 0.7999t in 1990 (12% reduction). All CIF members' GHG inventories are independently verified.

Improvements have resulted from both energy efficiency actions (including optimisation of heat recovery in the manufacturing process and improved operational control of cement mills) and effective use of cementitious materials (fly ash and granulated blast furnace slag – 11% replacement in each case) and alternative fuels (such as used tyres, waste oil, spent solvents and carbon dust).

In 2002/03, Boral announced a $131 million upgrade of its BCSC operations at Waurn Ponds (Victoria) and Berrima (NSW). These projects will provide the ability to increase the level of alternative fuels used in the plants as well as improved operational efficiency thereby leading to further reduced GHG emissions per unit of cement production.

**Environmental Policy**

Boral embraces the principle of sustainable development, ie. development which meets the needs of the present without compromising the ability of future generations to meet their own needs. We believe this principle is fundamental to Boral's continued success and growth.

Boral is committed to pursuing industry specific best practice in environmental performance. As an international resources-based company, we acknowledge that our shareholders, employees and the community at large expect responsible environmental practice by Boral's businesses.

Specifically Boral is committed to:

- conducting our operations to minimise environmental risk and, wherever practicable, eliminate adverse environmental impacts
- continual improvement of our environmental performance including regular review and the setting of rigorous environmental objectives and quantified targets – particularly with regard to:
  - efficient use of energy (including appropriate utilisation of alternative fuels)
  - conservation of water
  - minimisation and recycling of wastes
  - prevention of pollution
  - effective use of virgin resources and supplemental materials
- open, constructive dialogue with communities surrounding our operations
- reducing the greenhouse gas emissions of our processes and facilities
- complying with environmental legislation, regulations, standards and codes of practice relevant to the particular business as the absolute minimum requirement in each of the communities in which we operate
- conducting business with suppliers and contractors who have a commitment to the values and objectives contained in this environmental policy
- remediating our contaminated sites to standards internationally acceptable for the site purpose.

To support these commitments, Boral will progressively implement and maintain environmental management systems for its businesses based on the international standard ISO 14001 or its equivalent.

Through communication and training, our employees and contractors will be encouraged and assisted to enhance Boral's environmental awareness and performance.

**R.T. PEARSE** MANAGING DIRECTOR

Boral has continued as a Partner in the Sustainable Energy Development Authority (SEDA) Energy Smart Business Program. This commits us to the implementation of cost effective energy efficiency projects in NSW. Since commencement in 1998, Boral has reached annual savings of 332,000 GJ of energy and 38,000t $CO_2e$, and qualifies for a Gold Award in 2003. At the beginning of August 2003, Boral had achieved the second highest cumulative GHG savings of the 230 companies that have taken part in the Energy Smart Business Program since its inception in 1997.

To put our emissions, and our efforts to reduce them, into perspective recent research has shown that stand-by power consumption by Australian households emits more than 5 million tonnes of $CO_2$ per annum*.

* Stand-by power is the energy used by an appliance while plugged in but not performing its central function. Source: Australian Greenhouse Office, www.greenhouse.gov.au/energyefficiency.

**BIODIVERSITY**

Boral is dealing responsibly with numerous biodiversity issues across many of our large land holdings. We are in a position where poor management of our land assets could significantly harm biodiversity, but through good management Boral could and should enhance biodiversity.

Compliance with the federal Environment Protection and Biodiversity Conservation Act 1999 has led to a potential extension of the Deer Park Quarry in Victoria being declared a "controlled action", thus requiring further studies and management plans to be developed to protect the Striped Legless Lizard, *Delma impar*. At the Montrose Quarry (also in Victoria) studies are underway to increase the habitat for species such as Powerful Owls.

In 2003, Boral's Petrie Quarry won the Institute of Quarrying National Environmental Award for Excellence in Environmental Management. At Petrie Quarry we have a number of community and environmental partnerships which are based around establishing and managing habitats for koalas and specific fish and frog breeds. A similar approach, including the proposed establishment of an Ecological Reserve, is being pursued at the Narangba Quarry as part of ACM Queensland's concept of "Sustainability through Community Involvement".

Boral's Towards a Greener Future partnership with Landcare Australia and Conservation Volunteers Australia (see Community Partnerships) leads to greater available habitats in numerous locations.

**TIMBER OPERATIONS**

Boral sources native timber for its hardwood operations in northern NSW pursuant with a Wood Supply Agreement with the State of New South Wales and State Forests of NSW. During 2002/03 Boral reached agreement on long-term wood supply with the NSW State Government; this effectively secures a long-term supply of hardwood resource through to 2023.

The timber supplied by State Forests is from regrowth forests and does not fall into the category of High Conservation, Old Growth Forest.

Harvesting of Timber by State Forests of NSW is regulated by the Regional Forest Agreements (RFAs) between the Commonwealth of Australia and the State of NSW, ensuring effective conservation, forest management and forest industry outcomes.

Beyond the Wood Supply Agreement, Boral will be undertaking a hardwood plantation feasibility study which could significantly improve the sustainability of the NSW north coast hardwood timber industry.

In August 2003, Boral announced plans to invest $19 million to build the first stage of a large scale, state-of-the-art engineered flooring plant in northern NSW. This plant will lead Boral's push towards a more value-added use of scarce native hardwood resource, supporting a more sustainable timber business in NSW.

Plantation softwood timber for Boral's softwood joint venture business with Carter Holt Harvey, Highland Pines Limited, is also supplied by State Forests of NSW. During the year, an additional 175,000 $m^3$ of softwood logs was secured by Highland Pines.

**COMMUNITY CONSULTATION**

The fundamental requirement to consult and work closely with the community is increasingly important for Boral's sustainability. Boral's businesses are committed to continuing open dialogue and to resolving issues that may cause community concerns.

Open consultation and tangible efforts to address community concerns are underway at many Boral operations, particularly where there are redevelopment activities and upgrade programs taking place but also as part of our day to day operations. Key sites undertaking consultation programs include Midland Brick (WA), Boral Hancock Plywood (Qld), Greystanes (NSW), Berrima and Maldon cement works (NSW), Waurn Ponds cement works (Vic), Orange Grove Quarry (WA), Linwood Quarry (SA), Montrose Quarry (Vic) and Boral Asphalt at Enfield (NSW). The levels of interaction vary across Boral sites. Some sites have advanced programs with open days, regular community meetings, community surveys and newsletters. A small number of sites have been slower to engage with the local community, creating an atmosphere of distrust which it is hoped will be repaired as ongoing consultation and mitigation measures proceed.

# Board of Directors

## Directors' qualifications, experience and special responsibilities


1


2


3


4


5


6


7

**Kenneth J. Moss** 1
**Non-executive Chairman, age 58**
Dr Moss joined the Boral Board in 1999 and became the Chairman of Directors in 2000. Dr Moss is the Chairman of Centennial Coal Company Limited and a Director of Adsteam Marine Limited, GPT Management Limited and National Australia Bank Limited. He was previously the Managing Director of Howard Smith Limited and is experienced in building materials businesses. He is the Chairman of Australian Maritime Safety Authority, and a Board Member of the Hunter Area Health Service. Dr Moss has an engineering degree (Honours) and a doctorate of philosophy in mechanical engineering from Newcastle University.

**Rodney T. Pearse** 2
**Managing Director, age 56**
Mr Pearse became the Managing Director and Chief Executive Officer of Boral in January 2000. He joined the Boral Group as the Managing Director, Construction Materials Group in 1994. Mr Pearse had previously held senior management positions in Shell Australia, Shell International and CSR Limited. He is a Board Member of the Business Council of Australia and Outward Bound Australia. He has a commerce degree (Honours) from the University of New South Wales and an MBA (High Distinction) from Harvard University.

**Elizabeth A. Alexander, AM** 3
**Non-executive Director, age 60**
Ms Alexander joined the Boral Board in 1994. Ms Alexander is a Director of Amcor Limited and CSL Limited. A chartered accountant, she was a partner in PricewaterhouseCoopers in Melbourne until June 2002. Ms Alexander is the National President of the Australian Institute of Company Directors and a member of the Takeovers Panel and the Financial Reporting Council. She has a commerce degree from the University of Melbourne.

**E. John Cloney** 4
**Non-executive Director, age 62**
Mr Cloney joined the Boral Board in 1998. Mr Cloney is the Chairman of QBE Insurance Group Limited and a Director of Maple-Brown Abbott Limited and Patrick Corporation Limited. He is a member of the Advisory Council of ABN AMRO. His career was in international insurance and he was previously the Managing Director of QBE Insurance Group Limited. Mr Cloney is a fellow of the Australian Institute of Management and the New Zealand Institute of Insurance and Finance.

**Anthony M D'Aloisio** 5
**Non-executive Director, age 54**
Mr D'Aloisio joined the Boral Board in May 2003. Mr D'Aloisio is a lawyer who has practised in the areas of mergers and acquisitions, trade practices and taxation. He is the Chief Executive of Mallesons Stephen Jaques, a leading law firm, having held that position for the past 12 years. Mr D'Aloisio is the Chairman of the Regulatory Task Force of the Business Council of Australia. He holds an arts degree and a law degree (Honours) from Monash University.

**Mark R. Rayner** 6
**Non-executive Director, age 65**
Mr Rayner joined the Boral Board in 1996. Mr Rayner is a Director of Alumina Limited. He was previously the Chief Executive of Comalco from 1979 to 1989 and an executive Director of CRA Limited. Mr Rayner is the Vice President of the Academy of Technological Sciences and Engineering. He has a chemical engineering degree (Honours) from the University of New South Wales.

**J. Roland Williams, CBE** 7
**Non-executive Director, age 64**
Dr Williams joined the Boral Board in 1999. Dr Williams is the Chairman of Australian Magnesium Corporation Limited but will retire from that Board in November 2003. He is a Director of Origin Energy Limited and United Group Limited. Dr Williams had an international career with the Royal Dutch/Shell Group from which he retired as Chairman and Chief Executive of Shell Australia. He holds a chemical engineering degree (Honours) and a doctorate of philosophy from the University of Birmingham.

# Corporate Governance

This section of the Annual Review discloses the detail of Boral's governance principles and practices.

## REMUNERATION

Part of the role of the Compensation Committee is to advise the Board on the remuneration policies and practices for Boral generally and the remuneration arrangements for senior executives.

### Remuneration Policy

Boral's remuneration policy and practices are designed to attract, motivate and retain high quality people. The policy is built around principles that:

- executive rewards be competitive in the markets in which Boral operates.
- executive remuneration has an appropriate balance of fixed and variable reward.
- remuneration be linked to Boral's performance and the creation of shareholder value.
- variable remuneration for executives has both short and long term components.
- a significant proportion of executive reward be dependent upon performance assessed against key business measures, both financial and non-financial.

Remuneration for Boral executives includes both fixed and variable (incentive) components. Fixed remuneration includes base salary, any non-cash benefits such as provision of a vehicle and in most instances, superannuation contributions.

Variable (at risk) remuneration for executives includes both short-term and long-term incentives and is designed to reward executives for meeting or exceeding their financial and personal objectives. The Short Term Incentive (STI) is provided in the form of cash while the Long Term Incentive (LTI) is currently provided as options over ordinary Boral shares under the rules of the Boral Senior Executive Option Plan. Participation by executives in the STI and LTI schemes is at the discretion of the Board.

LTIs are provided for senior executives who are determined by the Board as having significant influence over the long-term outcomes of Boral. Typically around 1% of employees have LTI participation.

Current practice is to target fixed remuneration at market median levels paid by comparable companies for similar positions with scope of role, performance and competence determining level of remuneration relative to market. Through the variable component executives are rewarded at the market median level for "target" performance and at the upper quartile level for delivery of "stretch" targets. The company makes extensive use of market data to benchmark salary levels.

### Short Term Incentive

The STI amount awarded to any executive is determined at the end of the financial year when results are available, as a proportion of a pre-determined maximum amount which varies with job size. The maximum amount is set by the Board based on market data. The actual incentive awarded is determined by assessment of the executive's performance against specific objectives, both financial and non-financial. The executive's performance is assessed relative to three measurement levels (minimum, target and stretch). A percentage of the maximum amount is awarded, depending on results, between 20% for minimum performance and 100% for stretch performance. No bonus is awarded where performance falls below minimum.

The financial performance objective is "Profit After Funding" which is a measure of profit related to assets employed. The non-financial objectives vary with position and responsibility and include measures such as achieving strategic outcomes, safety performance, workers' compensation cost reduction, operational improvement and performance enhancement, customer satisfaction and staff development. Financial and non-financial objectives each typically account for 50% of the maximum STI.

For years before 2002/03, part of the STI of certain executives was awarded as shares under the terms of the Boral Executive Share Plan. Under this Plan, the Company made an annual grant to a trust for the purpose of acquiring Boral shares on the stockmarket and these shares are allocated to executives in the books of the trust. Executives are only entitled to a transfer of shares in accordance with the terms and conditions of the Plan.

### Long Term Incentive

The LTI amount is similarly determined as a proportion of a maximum amount where the maximum amount is set by the Board based on market data and the actual percentage awarded is based on business and individual performance measures in the same way as the STI is determined. The number of options to be granted is calculated based on the average Boral share price for the five trading days following the Annual General Meeting and the options are issued when the number has been determined.

The options may be exercised after three years and lapse after seven years and generally do not remain available to executives who resign unless the Board exercises a discretion. Options may only be exercised if an exercise hurdle, which is set by the Board and is dependent on Boral shares performing favourably with the overall return on shares of companies in the ASX Top 100, is met. This hurdle requires Boral to outperform 50% of the ASX Top 100 companies before any options granted can be exercised. 100% of the options can only be granted if top quartile performance is achieved (i.e. outperform 75% of the ASX Top 100 companies).

Details of options issued to executives under the Boral Senior Executive Option Plan during the year and in prior years are provided in clause (9) of the Directors' Report.

The LTI structure to be used in future is being reviewed by the Compensation Committee with the use of performance shares as an alternative to options, whether in whole or part, being considered.

### Directors' Remuneration

The remuneration of non-executive Directors is determined by the full Board within a maximum approved by shareholders in general meeting. The maximum is currently an aggregate amount of fees of $650,000 *per annum*.

It is proposed to restructure the remuneration of non-executive Directors so that it is on a total remuneration basis which may be in the form of cash, superannuation contributions or Boral shares acquired through the Non-Executive Directors' Share Plan and with there being no entitlement to retiring allowances beyond existing entitlements. Resolutions to facilitate this restructuring will be considered at the Company's 2003 Annual General Meeting and details of the restructuring are being fully disclosed in the Explanatory Notes accompanying the Notice of Meeting.

In considering the level of remuneration for Directors, the Board takes account of survey and other information on remuneration being paid by peer group companies. Non-executive Directors do not receive any options, bonuses or other performance-related incentives.

The remuneration of all non-executive Directors, the Managing Director and the five highest paid (non-Director) executives during the year is disclosed in clause 14 of the Directors' Report. Apart from accruals for retiring allowances of non-executive Directors, the disclosures include all monetary and non-monetary components.

The employment agreement with the Managing Director specifies the duties and obligations to be fulfilled by the Managing Director and provides that the Board and Managing Director will early in each financial year, consult and agree objectives for achievement during that year. The term of the Managing Director's employment continues until 31 December 2004 and is to be reviewed before 30 June 2004. The agreement contains detailed provisions regarding termination and specifies payments which are to be made to the Managing Director in the event of termination in certain circumstances but not removal for misconduct.

03 OCT -7 AM 7:21

Boral Limited

BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

www.boral.com.au

# MEDIA RELEASE

12 September 2003

## BORAL ANNOUNCES MURWILLUMBAH AS CHOSEN SITE FOR $19 MILLION NEW GENERATION ENGINEERED TIMBER FLOORING PLANT

Boral Timber announced today that Murwillumbah will be the site for its new $19 million state-of-the-art 'engineered' timber flooring plant.

The new facility, based on European technology, will lead Boral's push into further value added use of scarce native hardwood resource. The plant will eventually produce 1 million square metres of engineered flooring annually to supply the domestic market which is currently served mainly by European and Asian imports. The product also has substantial export potential.

Boral's existing Murwillumbah processing plant is an ideal location to expand its position in the value added hardwood timber industry.

The site is close to sources of native hardwood and plantation softwood in Northern NSW. It is in close proximity to major transport routes and the significant level of infrastructure required to support the new engineered flooring plant is already in place at Murwillumbah.

Mr Peter Boyd, Executive General Manager of Boral Timber, said, "At full capacity our new state-of-the art timber mill will employ around 100 staff. While the local Murwillumbah area provides a strong pool of skilled labour to fill the new positions, there is opportunity for the new workforce to undertake technical training to operate the European designed plant."

"To support the skills required by the new workforce, the NSW Government has indicated its interest in assisting with training and development. We are delighted that the Government is demonstrating its support for the creation of new regional employment in such a practical way. Our Murwillumbah mill is in close proximity to the local TAFE college, which will assist with the training of our new staff," said Mr Boyd.

To allow for the construction of the new plant, Boral's current activities at Murwillumbah will be transferred to other Boral Timber sites in NSW and the Murwillumbah site will close from 30 January 2004 for approximately seven months.

“Approximately 30 employees will be affected by the plant shutdown. Where possible, affected employees will be offered roles in other Boral operations.”

“All current Murwillumbah employees will be given the opportunity to apply for positions in the new engineered flooring business from mid-2004”, concluded Mr Boyd.

*Boral Timber employs over 700 people and is the largest hardwood producer in NSW.*


*For further information contact:*

Peter Boyd
Executive General Manager, Boral Timber
Telephone: (02) 9735 5530, (M) 0401 895 148

Kylie FitzGerald
General Manager, Corporate Affairs, Boral Ltd
Telephone: (02) 9220 6300, (M) 0401 895 894

Boral Limited
BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

www.boral.com.au

19 September 2003

The Manager, Listings
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

**2003 Annual Review and Annual General Meeting**

We attach the following:-

1. the Company's 2003 Annual Review (the concise report).
2. the Notice of the Company's Annual General Meeting to be held on 21 October 2003 together with the accompanying Explanatory Notes.
3. the Appointment of Proxy form being sent out with the Notice of Meeting.

We state that these documents are being sent to security holders.

We note that the full Financial Report has already been given to ASX.

Yours faithfully

**M.B. Scobie**
Company Secretary

BORAL







# Boral



We are a **value(s)** &
**market** driven company.



## CONTENTS



"Boral reported a 47% rise in net profit after tax to $283 million for the year ended 30 June 2003."

Financial Highlights page 12



"Underlying improvements, particularly around cost and price management, were supported by stronger markets."

Review of Operations page 22


BORAL

"We aim to deliver superior returns in a sustainable way."

Sustainability – Our People, Social and Environmental Performance page 34



"Boral is committed to ensuring that its policies and practices reflect good corporate governance"

Corporate Governance page 47



BORAL LIMITED ACN 008 421 761

The Annual Review includes a concise report containing abbreviated financial statements. Detailed financial statements are available in the separate 2003 Financial Report, which shareholders may request free of charge by phoning Boral's share registry on (02) 8280 7133 or via email to registrars@asxperpetual.com.au or by writing to ASX Perpetual Registrars Limited, Locked Bag A14 Sydney South NSW 1235

# Our Strategic Intent is to be a Value(s) and Market driven, focused building and construction materials company operating in Australia and increasingly offshore.

We intend to deliver **Value** for our shareholders, customers and employees.

We intend to behave according to our **Values** of **Leadership**, **Respect**, **Focus**, **Performance** and **Persistence**.

We intend to be **Market** driven. We operate in many markets. We are increasingly placing importance on understanding and meeting the needs of those markets, on product development and on innovation, both within existing businesses and as possible sources of portfolio growth.

Following the demerger, in February 2000, Boral became a focused building and construction materials company. This focus has delivered substantial benefits for shareholders.

We have been growing around our core activities in Australia and increasingly offshore.

The following editorial pages illustrate key achievements that we have delivered and reflect Boral's **Value**, **Values** and **Market** driven focus.

shareholder value

FINANCIAL HIGHLIGHTS

- Net profit after tax up 47% to $283.2 million
- Sales revenue up 10% to $3.8 billion
- EBIT up 39% to $478 million


EARNINGS PER SHARE (CENTS)
99
00
01
02
03
26.3
29.7
27.0
33.7
49.1¢


SHARE PRICE
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
Boral
ASX100
FEB00
APR 00
JUN 00
AUG 00
OCT 00
DEC 00
FEB 01
APR 01
JUN 01
AUG 01
OCT 01
DEC 01
FEB 02
APR 02
JUN 02
AUG 02
OCT 02
DEC 02
FEB 03
APR 03
JUN 03
AUG 03

Boral's share price increased by 35% in the 12 months to 30 June 2003. A fully franked final dividend of 12.0 cents per share has been declared, resulting in a full year dividend of 23.0 cents, which effectively provides a 34% increase in the grossed up dividend year-on-year for most shareholders.

# Focused on delivering shareholder value

Since Boral's demerger in February 2000 through to 30 June 2003, share price appreciation and dividend yield for Boral's shareholders has resulted in an annualised Total Shareholder Return (TSR) of 31% pa, placing Boral in the top quartile of ASX100 companies.



installed in the new pre-heater tower under construction in the background. /

# Strengthening our **leading market position** in cement in NSW & Victoria

During the year, we announced a $131 million upgrade at Blue Circle Southern Cement's NSW Berrima and Victorian Waurn Ponds plants to reduce operating costs, improve environmental impacts and allow swing capacity to switch from Berrima's higher cost Kiln #5 to the lower cost Kiln #6. This key project reflects timely, fact-based decision-making which is how we describe our value of focus.


market needs
BORAL

The steam generation wind[illegible] (otherwise known as the stack) at the Comalco project is 8.1 metres in diameter and [illegible] 1610 m³ of concrete which was supplied

# Meeting customer needs and improving safety, quality and environmental outcome

When Boral Country Queensland was awarded the contract to supply 80,000 m³ of concrete to Stage 1 of the Comalco Alumina Refinery project the team was focused on providing the best quality product while addressing the site's strict safety and environmental standards. Project manager, Bechtel, has since given Boral excellence awards for environmental management and safety management proving the team is delivering true operational excellence.



The acquisition of Franklin Brick is enabling us to enhance our direct relationship with customers, differentiating Boral from our competitors as well as increasing sales of complementary items and accessories.

# Building on our leading US brick position & getting **closer to our end markets**

In February 2003, we announced the acquisition of Franklin Brick, the USA's largest independent brick distributor. The acquisition has provided opportunities to capture cost savings from freight logistics, inventory management, purchasing leverage and streamlined marketing and back office functions. It is also allowing us to better understand our end markets and respond to customer needs. A good financial contribution from Franklin was delivered in the June 2003 quarter.

performance



FY2002 EBIT
$343M
VOLUME
PRICE
COST INCREASES
PERFORMANCE ENHANCEMENT PROGRAMS
GROWTH
FOREIGN EXCHANGE
OTHER
FY2003 EBIT
$478M


**VOLUME**
Volume improvements were driven by stronger Australian building and construction markets with value of work done increasing by approximately 15.5%. Australian dwelling activity was up 18%, non-dwelling was up 14% and engineering and construction was up 10%.

**PRICE**
Compared with the prior year, average prices strengthened in aggregates, cement, concrete, scaffolding, bricks, roof tiles, masonry and timber in Australia, in roof tiles in the USA and in concrete in Indonesia. Australian plasterboard and US brick prices softened.

**COSTS**
As a result of Performance Enhancement Programs (PEP), Boral achieved $113 million of operational and overhead cost savings during the year, which more than offset operational cost inflation.

**GROWTH**
Over the past three years we have invested around $200 million pa on growth activities. The bottom line benefits delivered in 2002/03 build on the value-added EBIT growth in prior years and projected benefits going forward.

**FOREIGN EXCHANGE**
Due to a stronger Australian dollar, the 2002/03 result was negatively impacted by a A$13 million exchange rate variance.

**OTHER**
Some one-off costs negatively impacted the result including restructuring costs and manufacturing cost variances.

# Delivering solid results through a Perform & Grow strategy

Since the demerger of old Boral in February 2000, new Boral has been delivering a Perform & Grow strategy, which has resulted in a 39% improvement in EBIT margins to 12.5%, a substantial reduction in gearing (debt:equity) from 83% to 36%, and strong contributions from growth activities and business turnarounds. Return on Equity (ROE) has lifted from 8.7% in 1998/99 to 13.2% in 2002/03.



992 loader at Emu Plains Quarry for signs of wear.

# Showing **leadership in training** our frontline employees

For over five years Boral's Australian Construction Materials division has been running accredited training programs in the workplace. Now over 1,300 people working in quarries, concrete plants, asphalt gangs and transport yards have or are working toward formal qualifications that are recognised externally.

respect



Taronga Zoo Keeper, Claudia Bianchi, introduces a Diamond Python to some young visitors at "Backyard to Bush". The Zoo's new $11 million exhibit represents the first stage of the $225 million redevelopment program for Taronga and Western Plains Zoos, aimed at creating a modern, interactive Zoo experience for visitors of all ages.

# Making a real contribution through **community partnerships**

Boral's respect for both the community and environment is coming to life in its new three-year sponsorship partnership with Sydney's world-renowned Taronga Zoo. As one of the sponsors of "Backyard to Bush" we are helping to educate visitors about Australia's unique wildlife and the importance of sustainability, particularly as it relates to the timber industry.


BoralCreate
BoralCreate
BORAL
BoralCreate
BORAL
Create
Create tuscan
solutions

# Creating value and inspiration for customers

The home building process can be a confusing and stressful time, but Boral has designed a simple and inspiring three-step product selection process for customers. The new home ideas guide, BoralCreate, is assisting customers to match products and colour solutions to their dream home style.


persistence

Aaron McDowall (left back) and John Stubbin (right front) assembling

# Turning around the performance of the windows business

Boral Windows has been transformed from a distressed business in 2001, with serious profitability and cash flow problems, to a leading player in a highly competitive market. **Persistence** and a **focused strategy** have delivered a stunning turnaround. Boral Windows is now well placed to further improve profitability and to consider growth.



Grocon's 88-storey Eureka Tower under construction in Melbourne. The tower features Boral's innovative EurekaWALL plasterboard system.

# Addressing market needs through focused product development

Boral Plasterboard's sales and product development teams worked together to create an innovative inter-tenancy wall system suited to high-rise construction. EurekaWALL is now well positioned to be the market leader for partitioning wall systems in this sector and has already won the supply contract for Grocon's landmark 88-storey Eureka Tower in Melbourne, worth over $2 million.

# Financial Highlights

FINANCIAL HIGHLIGHTS

- Net profit after tax up 47% to $283.2 million
- Earnings per share up 46% to 49.1 cents
- Sales revenue of $3.8 billion up by 10% due to increased activity in the Australian housing market, improvement in non-dwelling and infrastructure construction activity in Australia, resilience in the US housing market and strengthening conditions in Asia
- EBIT up 39% to $478 million
- EBIT to sales margin improved to 12.5% from 9.8%
- Australian EBIT improved by 56% to $357 million, driven by strong market conditions, pricing initiatives in construction materials and operational improvements
- Solid profit contribution from Asian operations of $24.5 million, 24% higher than last year
- US EBIT up 14% to US$66 million, supported by a robust housing market and a strong contribution from the Franklin Brick acquisition in the last quarter
- Final dividend increased to 12.0 cents per share and franking up to 100%



SALES REVENUE $M
$3831M
3914
4012
3280
3489
99
00
01
02
03
EBIT* $M
$478M
99
00
01
02
03
PROFIT AFTER TAX $M
$283M
150
169
153
192
99
00
01
02
03
EARNINGS PER SHARE ¢
49.1¢
26.3
29.7
27.0
33.7
99
00
01
02
03


*Excludes profit/(loss) on disposal and restructure of business

## RESULTS AT A GLANCE

| YEAR ENDED 30 JUNE | 2003 | 2002 | % CHANGE |
|---|---|---|---|
| A$ million | | | |
| Sales revenue | 3,831 | 3,489 | 10 |
| EBITDA | 672 | 531 | 26 |
| EBIT | 478 | 343 | 39 |
| Net interest | 68 | 63 | 7 |
| Profit before tax | 410 | 280 | 46 |
| Tax | 126 | 87 | 45 |
| Profit after tax | 283 | 192 | 47 |
| Cash flow from operating activities | 489 | 392 | 25 |
| Gross assets | 4,038 | 3,915 | |
| Funds employed | 2,904 | 2,831 | |
| Liabilities | 1,898 | 1,966 | |
| Net debt | 764 | 881 | (13) |
| Growth and acquisition capital expenditure | 225 | 183 | 39 |
| Stay-in-business capital expenditure | 167 | 119 | 40 |
| Employees | 12,620 | 11,829 | 7 |
| Sales per employee, $m | 0.30 | 0.29 | |
| Net tangible asset backing, $ per share | 3.27 | 3.02 | 8 |
| EBITDA margin on sales, % | 17.5 | 15.2 | 15 |
| EBIT margin on sales, % | 12.5 | 9.8 | 28 |
| EBIT return on funds employed, % | 16.4 | 12.1 | 36 |
| Return on equity, % | 13.2 | 9.9 | 33 |
| Gearing (net debt/equity plus net debt), % | 26 | 31 | |
| Gearing (net debt/equity), % | 36 | 45 | |
| Interest cover, times | 7.1 | 5.4 | |
| Earnings per share, ¢ | 49.1 | 33.7 | 46 |
| Dividend per share, ¢ | 23.0 | 19.0 | 21 |
| Safety: Lost time injury frequency rate (per million hours worked) | 4.4 | 5.0 | 12 |
| Percentage hours lost, % | 0.14 | 0.17 | 18 |

## YEAR IN BRIEF

**AUGUST 2002**

- Boral announces an agreement with Delfin Lend Lease to redevelop the 104 hectare site at Greystanes into a residential development.
- Boral announces a 51% increase in underlying profit to $192 million for the year ended 30 June 2002.
- Boral announces its intention to acquire the Rocla Persada concrete pipe business in Indonesia.

**SEPTEMBER 2002**

- Boral announces the acquisition of Stud & Track, the largest independent plasterboard distributor in NSW.

**OCTOBER 2002**

- Boral's Annual General Meeting is held in Sydney.
- Boral announces an update to its profit outlook for FY2003.

**NOVEMBER 2002**

- Boral's Midland Brick awarded the 2002 Prime Minister's Award for Excellence in Community Business Partnerships (WA large business category).

**DECEMBER 2002**

- Boral announces its intention to invest $131 million to upgrade its Blue Circle Southern Cement plants at Berrima in NSW and Waurn Ponds in Victoria.
- Boral forms new partnership with Bangarra Dance Theatre.

**JANUARY 2003**

- Boral and Nyungah Claimants of the Swan River and Swan Coastal Plains Native Title Claim reached an historic agreement that enables protection of the environment and Aboriginal heritage whilst still allowing Boral to proceed with its new sand mine in the Gnangara area north-east of Perth.

**FEBRUARY 2003**

- Boral announces an underlying half year profit increase of 57% to $144 million for the half year ended 31 December 2002.
- Boral Masonry wins High Court Appeal in the landmark predatory pricing case.
- Boral acquires the largest independent brick distributor in the USA, Franklin Brick Company, for US$66 million.

**MARCH 2003**

- Boral Timber successfully completes negotiations with the NSW State Government to secure an MOU for long-term supply of hardwood resource.
- Carter Holt Harvey and Boral Limited's Highland Pine joint venture sawmill in Oberon, NSW set to become the largest and most competitive in Australia after winning the tender to negotiate a long-term supply of 175,000 $m^3$ of softwood logs from State Forests of NSW.

**APRIL 2003**

- Boral commences a three-year sponsorship of the "Backyard to Bush" exhibit at Sydney's Taronga Zoo.

**MAY 2003**

- Boral announces the acquisition of Barnu Pty Ltd, an agricultural lime business and limestone reserve in Galong, NSW and plans to build a quicklime manufacturing facility at the newly acquired limestone deposit.
- Premier of NSW, the honourable Bob Carr, officially opens Greystanes House, Boral's new NSW head office facility which accommodates over 600 employees.
- Boral launches its "Towards A Greener Future Week" in partnership with Landcare Australia and Conservation Volunteers Australia at Taronga Zoo.

**JUNE 2003**

- Boral increases its shareholding in Lafarge Boral Gypsum Asia to 50% at 30 June 2003.

**AUGUST 2003**

- Boral announces plans to build a new kiln at its Midland Brick business in WA at a cost of $53 million which will produce 50 million bricks per annum and allow the closure of a 36 year old higher cost kiln.
- Boral announces plans to commit $19 million to regional investment for new generation engineered timber flooring plant in northern NSW.

# Chairman's Message

"We are delighted to deliver a strong gain in value for Boral's shareholders. Our value(s) focus is delivering improvements in Boral's financial results as well as our corporate governance, safety, social and environmental outcomes."

**BORAL'S 2002/03 PERFORMANCE**

Boral performed well for the 2002/03 financial year, delivering a net after tax profit of $283 million, which was 47% above the previous year. This record result for Boral was underpinned by a 10% increase in sales revenues to $3.8 billion.

The Company's financial results have benefited from favourable market conditions, substantial ongoing improvements in the underlying businesses and growth activities.

Earnings per share for the year increased from 33.7 cents to 49.1 cents. Return on equity of 13.2% was up from 9.9% reported last year.

A fully franked final dividend of 12.0 cents per share has been declared, bringing the full year dividend to 23.0 cents per share compared with 19.0 cents last year. The increased dividend and franking level effectively provide a 34% increase in the grossed up dividend year-on-year for most shareholders. Dividends declared for the full year total $133 million resulting in a payout ratio of 47% of after tax profit.

With a 35% share price appreciation to $5.06 by year end, Boral has delivered a total return to shareholders of 42% for the year ended 30 June 2003. Since Boral's demerger in February 2000, Boral has been in the top quartile of ASX100 companies with a TSR of 31% per annum.

**SAFETY AND SUSTAINABLE DEVELOPMENT FOCUS**

We are committed to safety being the highest priority in Boral at all levels. It is a function of the Board to oversee the management of occupational health and safety and in this capacity we review all divisional Occupational Health and Safety (OHS) Management Plans incorporating safety improvement targets and monitor performance against plan on an ongoing basis.

Any lost time injury that occurs in Boral is reported to the Board, including details of the incident and the actions that have been taken in response to it. We believe there is a high level of focus around safety management by Boral's managers and employees.

Whilst safety management is the responsibility of all Boral employees and requires teamwork, we believe that by holding managers accountable for workplace health and safety outcomes we are assured of a strong safety focus. All line managers and senior line executives have a proportion of their variable remuneration linked to the safety performance (as well as the financial outcomes) of their business.

Boral's safety performance improved during 2002/03. Following a plateau in our safety statistics in the previous year, Boral's lost time injury frequency rate (LTIFR) of 4.4 was a 12% improvement. Percentage hours lost due to workplace injury reduced by 18% to 0.14% hours worked. The improved performance was reflected in a 12% reduction in workers' compensation claims costs.

During the year we commenced the second rollout of our Boral Sustainability Self Diagnostic Tool (BSSDT) to measure improvements delivered by our businesses against their 2001/02 BSSDT scorecards and to establish further improvement targets and plans. Boral's businesses have embraced this approach to measuring and improving our performance around key environmental and social improvement programs. Further details of Boral's sustainability performance and targets are reported in the Sustainability Report on page 34.

**CORPORATE GOVERNANCE AND INTERNAL CONTROLS**

Corporate governance continued to be a key theme running through Australian businesses during the past year.

Boral has a strong set of corporate values that influence our day to day business activities. The importance of our values has been reinforced through the recent enhancement of the Company's Strategic Intent to include a reference to being Values focused (as well as Value focused). Our Values of Leadership, Respect, Focus, Persistence and Performance delineate the behaviour that is expected from Boral executives and employees. The Company's Code of Conduct and an accompanying set of policies and guidelines further define required behaviour.

We believe that the Board and senior management need to demonstrate strong leadership around ethics and values and must work to ensure that the right behaviour occurs throughout the organisation.

We acknowledge the critical importance of Board competence and appropriate corporate governance controls.

Beyond striving for sound ethical behaviours and a values-focused culture, we embrace more transparent governance processes and procedures in line with the ASX corporate governance Guidelines. Whilst the ASX guidelines are to some degree voluntary and require rigour, our Corporate Governance processes and controls are relatively well advanced; they only required very minor modifications to fully conform with the new guidelines.

The Board has a high level of confidence in the internal controls within the Company. Boral's external auditing is carried out by KPMG and our internal audit function is outsourced to PricewaterhouseCoopers, which provides an increased level of comfort to the Board around audit substance and independence. Our rigorous process of verification and approval of financial accounts requires divisional sign-off to occur followed by sign-offs from the Chief Executive Officer and Chief Financial Officer; this process has been modified in line with the ASX best practice recommendations.

**BOARD CHANGES**

Boral's Board comprises six Non-executive Directors and one Executive Director. The Board has appropriate breadth and depth of management experience to fulfill its role. In April 2003, after 12 years of serving Boral as a Director, Mr Rod Halstead stepped down from his position. I express my appreciation for Mr Halstead's contribution throughout his tenure but particularly during the time of Boral's demerger when his excellent legal knowledge and experience proved invaluable. I am delighted to welcome Mr Tony D'Aloisio as Mr Halstead's replacement on the Board. Mr D'Aloisio joined Boral's Board in May 2003 and is the CEO of a leading law firm with many years of experience as a corporate lawyer.

**KEN MOSS** CHAIRMAN



# Managing Director's Review

"Our Perform & Grow strategy is continuing to strengthen Boral's leading market positions and to deliver value for shareholders. We are achieving our financial objectives and we are intent on achieving superior returns in a sustainable way."

**IMPROVED PROFITABILITY**

Boral reported a net profit of $283 million for the year ended 30 June 2003, a 47% increase on last year. Sales revenue for the year of $3.8 billion increased by 10% compared with last year.

EBIT to sales margins substantially improved in all of Boral's divisions, resulting in an overall margin of 12.5% compared with 9.8% in the prior year.

Boral's strong result was supported by better than expected activity in the Australian dwellings and alterations and additions markets, improvements in non-dwelling and infrastructure construction activity in Australia, a resilient housing market in the USA and strengthening conditions in Asia. The uplift in Boral's underlying performance, however, can also be attributed to strong price improvements in construction materials, our unrelenting cost reduction focus and positive contributions from business turnarounds and from value-adding growth activities.

Australian EBIT improved by 56% to $357 million compared with the prior year. Our Construction Materials business in Australia delivered a $238 million EBIT for the year, which was 67% higher than last year. Building Products in Australia delivered an EBIT of $118 million, which was 39% above last year. Whilst all Building Products divisions delivered an improved result there is still work to do to improve returns to levels being reported by some of our competitors.

Earnings from Boral's US operations continued to be strong; in US dollars EBIT was up 14% to US$66 million, however, a negative exchange rate impact of approximately A$13 million resulted in translated earnings of A$111 million, being in line with last year.

In Asia, our Indonesia Concrete and Quarries business reported a good uplift in profits and our Plasterboard joint venture with Lafarge, Lafarge Boral Gypsum in Asia (LBGA), delivered another good result. Our Asian businesses posted a $24.5 million profit for the year, 24% higher than last year. Boral's share of LBGA was 47.7% during 2002/03 and increased to 50% on 30 June 2003.

Boral's balance sheet strengthened during 2002/03. Operating cash flows of $489 million (before capital expenditure) were 25% above last year. Strong controls were maintained around working capital. Stay-in-business capital expenditure of $167 million was 97% of depreciation levels. Surplus cash flow was used to fund growth activity undertaken during the period totalling $255 million. Gearing (debt:equity) reduced from 41% at December 2002 to 36% at June 2003.

**CONTINUING FOCUS ON PERFORMANCE IMPROVEMENT**

In line with our Perform & Grow strategy, we have been determined to improve the underlying performance of our businesses. We are doing this through a continuing push to deliver cost improvements, price improvements and business turnarounds.

Compared with the year ended 30 June 2002, average prices strengthened in aggregates, cement, concrete, scaffolding, bricks, roof tiles, masonry and timber in Australia, in roof tiles in the USA and in concrete in Indonesia. Australian plasterboard and US brick prices softened during the period.

Performance Enhancement Programs (PEP) delivered $113 million of operational cost savings during the period, equivalent to a little under 4% of compressible costs, which offset operational cost inflation. Overhead (or selling, general and administration) costs were 9% higher than last year primarily due to acquisitions. Overheads as a percentage of sales have been held, however, at around 12.3%.

**VALUE ADDING GROWTH ACTIVITIES**

Of the $255 million spent on growth in 2002/03, approximately $155 million was spent on the following acquisition activities:

- Franklin Brick (the largest independent brick distributor in the USA)
- Galong Lime resource (Barnu) and agricultural lime business (NSW)
- Stud & Track (the largest plasterboard distributor in NSW)
- Allen's Asphalt in south east Queensland
- Rocla pipe in Indonesia







• 50% of Go Crete (Perth's second largest independent concrete producer)
• Canberra Mini Mixed, and
• An increase in Boral's share of LBGA (Asia Plasterboard joint venture) from 47.7% to 50%.

In addition to these bolt-on acquisitions, major expansion/upgrade capital expenditure of approximately $160 million was announced or undertaken during the period, on the following initiatives:
• Cement upgrade program at Berrima (NSW) and Waurn Ponds (Victoria), and
• A new vertical shaft lime kiln to be built in NSW.

Subsequent to year end, three further expansion/upgrade projects have been announced:
• An upgrade of gypsum grinding and calcination capacity at the Northgate plasterboard plant in Queensland,
• A $53 million investment in a decorative face brick kiln (Kiln #11) at Midland Brick in Western Australia (of which approximately 50% is categorised as growth capital; the remainder is stay in business capital), and
• The construction of a $19 million engineered flooring plant in northern NSW (following the agreement of long-term wood supply with the NSW Government).

Growth capital expenditure in 2003/04 with respect to these three projects together with other announced capital programs total $188 million.

Over the past three and half years (i.e. since demerger to June 2003), $870 million has been spent or committed on acquisition and growth projects in Australia, the USA and Asia. Growth capital expenditure has averaged around $200 million per annum and this level of expenditure is expected to be sustainable in future years.

Beyond growth through acquisition and expansion, our new earnings stream from Quarry End Use (QEU) has continued to progress well. The 2002/03 result includes around $25 million of profit from QEU operations, which compares with $28 million last year. Land sales at our 334ha Greystanes Estate in Western Sydney have progressed well. During the period we commenced co-development of the Greystanes residential lands ("Nelson's Ridge") with Delfin Lend Lease, which will result in the sale of 1,600 residential lots over the next five years. We also worked on other QEU projects with the aim of bringing additional income streams to account over the coming years.

**STRATEGIC INTENT**

We have enhanced our Company's Strategic Intent, which we established in late 1999. It now reads as follows:

*Boral intends to be a Value(s) and Market driven, focused building and construction materials company operating in Australia and increasingly offshore.*

There are two new words in this stated goal. We have expanded the word "value" to also incorporate "values". We have also explicitly stated our intention to be "market" driven. Being value(s) and market driven better defines how we want to do things in Boral and what is important to us.

**A VALUE(S) DRIVEN BORAL**

We intend to deliver shareholder value, value to our customers and value to other stakeholders in our Company.

Our corporate Values of Leadership, Respect, Focus, Persistence and Performance remain unchanged. The reference to them in our Strategic Intent reinforces their ongoing importance in Boral.

**A MARKET DRIVEN BORAL**

Our newly defined market driven focus reflects the increased importance we intend to place on addressing market needs through improved product development and innovation processes. We need to understand market trends and anticipate the changing needs of our customers. In order to do this effectively we intend to work hard to understand what is important to our customers and what they value.

We serve a broad range of market segments in the Australian, US and Asian building and construction markets. Approximately 72% of 2002/03 earnings were sourced from Australian markets, 23% came from US building activity and a further 5% of earnings resulted from Boral's Asian markets. The pie chart below shows the relative importance of specific markets in these three broad geographies.

**SHARE OF REVENUE* BY MARKET**


AUSTRALIA
Dwelling
Non-dwelling
Engineering and construction
USA
Dwelling
Non-dwelling
ASIA
OTHER

* Includes Boral's share of joint venture revenues

"Our market driven focus reflects the increased importance we intend to place on addressing market needs through improved product development and innovation processes."

Some of Boral's businesses are more advanced than others in their efforts to develop products and respond to market needs with innovative solutions. We are currently developing a framework for all Boral divisions to improve and build on their product development capabilities.

Our Plasterboard division has proven methods for developing and releasing new products and plasterboard-based building systems to market. For example, Boral's decorative cornice range, ClassiCove, achieved further penetration records during the year and new jointing compounds and skimming plaster formulations also helped to lift plaster accessory sales. Our PartiWall and EurekaWALL inter-tenancy wall systems won application in residential markets that require fire and noise performance with ease of installation. Grollo Corporation selected EurekaWALL for use in its prestigious high-rise residential tower development now under construction in Melbourne. This product is positioned to significantly change the nature of high-rise residential internal wall constructions.

Responding to market needs also includes adding value through marketing solutions. During the year, Clay & Concrete Products introduced a new consumer product selection process known as BoralCreate. BoralCreate enables customers to more easily make their choice of Boral bricks, roofing and landscaping products based on their desired home style, whether it be Homestead, Beach, Tuscan, Heritage, Georgian, Contemporary and so on.

We strive to work closely with our customers to provide enhanced value and service. During the year Boral Concrete was awarded a large project by Comalco to pour 80,000 m$^3$ of Concrete in stage 1 of construction of its new aluminium smelter in Gladstone, Queensland. Boral won this project because of our dedication to safety and environmental management as well as product quality, which are all clearly valued by Comalco.

**DELIVERING AGAINST OUR OBJECTIVES**

Boral's three financial goals established at the time of the demerger in February 2000 are to:

- Exceed the weighted average cost of capital (WACC) through the cycle
- Deliver better financial returns than the competition in comparable markets
- Deliver superior total shareholder returns.

We are performing well against these objectives.

Return on funds employed for the year ended 30 June 2003 was 16.4%, compared with 12.1% a year ago. These returns comfortably exceed Boral's WACC.

We are number one or number two in most of the markets in which we operate. Returns from our Australian Construction Materials businesses and from our Asian and USA businesses compare well against our major competitors. We are now also achieving significantly better returns from our Australian Building Products businesses and we are closing the performance gap against our competitors.

A final fully franked dividend of 12.0 cents per share has been declared, 20% above the 2002 75% franked final dividend of 10.0 cents. The increased dividend and franking level effectively provides a 34% increase in the grossed up dividend year-on-year for most shareholders.

Capital returns for shareholders have also continued to strengthen. Over the 12 months to June 2003, Boral's share price increased by 35% whilst the ASX100 decreased by 6%. Since the demerger (February 2000) the combined share price appreciation and dividend yield for Boral's shareholders has resulted in an annualised TSR of 31% to 30 June 2003, ranking the stock in the top quartile of the top ASX100 group of Australian listed companies.

**A NEW FOURTH OBJECTIVE**

We have recently introduced a fourth objective to our previous list of three stated objectives. Our new objective is to achieve superior returns in a sustainable way.

This means that whilst we are focused on delivering strong returns for our shareholders on a sustainable basis, we are also focused on ensuring our businesses are sustainable in their environmental, social and employee impacts. We care about our environmental and safety performance, we care about the communities in which we operate and we care about our people.

I acknowledge the efforts of all of Boral's employees and congratulate them on the performance and improvements delivered throughout the year.

Our strong focus on safety continued over the past year and key safety performance indicators improved. Despite this improvement, three people were fatally injured in accidents directly related to Boral's operations; two people were killed in transport related accidents in Australia and a third person, a contractor in the USA, lost his life during the demolition of an old brick kiln. We are deeply saddened by these accidents. We are committed to providing safe and healthy working conditions for all people involved in our business.

We believe we have a social commitment not only to our employees but to the broader community. With over 580 operating sites world-wide, we place importance on community consultation and responding to community concerns about our operations. Whist our community partnership/sponsorship program is relatively modest in financial terms, we also support the communities in which we operate.

**OUTLOOK**

Australian dwelling approvals were sustained at high levels for the 12 months to June 2003, with around 174,400 dwellings approved. For the June half of 2002/03, dwelling approvals continued to be strong, however, they were around 8% lower than the first half of the year and 2% weaker than the June half of 2001/02. We expect that dwelling activity in the six months to December 2003 will be weaker than a year ago. Whilst the June 2004 half is difficult to forecast, we expect softening dwelling approvals in the December 2003 half year to also reduce dwelling activity in the second half of FY2004.

Boral's building products businesses in Australia are expected to progressively experience lower sales volumes during FY2004 due to the softening dwellings market but we anticipate that prices will be generally stable and that there will be strong underlying cost performance.

Strengthened non-dwelling and infrastructure volumes in Australia, and improved pricing, are expected to offset the softening in dwelling activity for Boral's construction materials businesses in Australia in 2003/04; EBIT and EBIT margins are therefore expected to remain at high levels for construction materials.

A sustained, high level of US housing activity is expected in 2003/04. An additional nine months of Franklin Brick earnings and improved results from clay and concrete roof tiles will be positives but US earnings are only expected to be steady in US dollars because of the impact of significant fuel gas price increases on the US brick business. A stronger Australian dollar in 2003/04 compared to the prior year should result in lower Australian dollar earnings from our US businesses.

Boral's earnings from the Asian Plasterboard joint venture should benefit from continued growth in plasterboard demand and our Indonesian construction materials businesses should benefit from increased volumes.

We expect strong PEP cost improvements to continue across the portfolio of businesses in 2003/04.

Growth capital expenditure is anticipated to remain at higher levels in FY2004 and stay-in-business capital expenditure is expected to be similar to depreciation. Closing debt to equity ratio should be in the target range of 40-60%.

Subject to any unforeseen effects of weather, international instability or exchange rates, we expect Boral's earnings to be approximately 10% higher in the six months to December 2003, and to increase to between $300 million and $310 million for the year ended June 2004.

Rod Pearse

**ROD PEARSE** CEO AND MANAGING DIRECTOR

Our Company's Values remain unchanged. Reference to them in our Strategic Intent reinforces their ongoing importance in Boral. They define how we intend to behave...

Creating and contributing to an environment in which our people can excel through a management style which is participative, encouraging, demanding and supportive.

Ensuring the impact and integrity of our operations and actions on employees, customers, the communities and environment in which we operate, meet both the spirit and letter of the law and community expectations.

Making critical choices on priorities, making timely, insightful fact-based decisions, and being determined to pick the right things and do them well.

Getting on with the job, setting challenging goals and standards, measuring results, providing honest feedback on individual contribution and rewarding achievement.

Striving to be the best at what we do, being relentless in our pursuit of improvement and of increasing targets, never being satisfied with the status quo.

# Boral in Summary

## CONSTRUCTION MATERIALS, AUSTRALIA



SHARE OF EXTERNAL REVENUE
Quarries
Concrete
Asphalt
QEU
Transport
Contracting
Cement




REVENUE $M
1551
1698
1729
1748
1523
1640
1846
EBIT $M
121
191
216
166
114
143
238
EBIT/REVENUE %
7.8
11.2
12.5
9.5
7.5
8.7
12.9
97
98
99
00
01
02
03


| YEAR ENDED 30 JUNE | 2003 | 2002 | % CHANGE |
|---|---|---|---|
| Sales revenue, $m | 1,846 | 1,640 | 13 |
| EBITDA, $m | 335 | 237 | 42 |
| EBIT, $m | 238 | 143 | 67 |
| Divisional cash flow, $m | 114 | 149 | (24) |
| Capital expenditure*, $m | 206 | 162 | 28 |
| Funds employed, $m | 1,522 | 1,400 | 9 |
| EBITDA return on sales, % | 18.2 | 14.4 | 26 |
| EBIT return on sales, % | 12.9 | 8.7 | 48 |
| EBIT return on funds employed, % | 15.6 | 10.2 | 53 |
| *Employees* | 5,106 | 4,762 | 7 |
| Revenue per employee, $m | 0.362 | 0.344 | 5 |

**HIGHLIGHTS**

EBIT from Construction Materials Australia of $238 million was 67% up on revenues of $1.8 billion, up 13%. EBIT to sales margin increased to 12.9% and return on funds employed increased by 53% to 15.6%. The result, which included around $25 million from Quarry End Use (versus $28 million last year), was driven by improvements in concrete, quarries and cement pricing, and strong demand in dwellings (up 18%) and strengthening activity in non-dwellings (up 14%) and infrastructure (up 10%) markets. Boral's leading construction materials position strengthened in 2003/04 with the acquisitions of Allen's Asphalt, 50% of Go Crete in Perth, Canberra Mini Mixed and the Galong lime resource and agricultural lime business (NSW) together with the commencement of major upgrades in cement and lime operations.

***OUTLOOK***

Strengthened non-residential and infrastructure volumes in Australia, *and improved pricing, are expected to offset the softening in dwelling* activity for Australian construction materials businesses in 2003/04. EBIT and EBIT margins are therefore expected to remain at high levels for construction materials.

* Including acquisitions.
** Includes Blue Circle Southern Cement (external revenues), concrete placement and scaffolding.

## BUILDING PRODUCTS, AUSTRALIA



SHARE OF EXTERNAL REVENUE
Bricks
Roofing
Masonry
Windows
Timber
Australian Plasterboard




REVENUE $M
1128
1245
1169
1355
955
999
1146
EBIT $M
63
73
94
132
65
85
118
EBIT/REVENUE %
5.6
5.9
8.0
9.7
6.9
8.5
10.3
97
98
99
00
01
02
03


| YEAR ENDED 30 JUNE | 2003 | 2002 | % CHANGE |
|---|---|---|---|
| Sales revenue, $m | 1,146 | 999 | 15 |
| EBITDA, $m | 164 | 128 | 28 |
| EBIT, $m | 118 | 85 | 39 |
| Divisional cash flow, $m | 144 | 93 | 54 |
| Capital expenditure*, $m | 45 | 33 | 37 |
| Funds employed, $m | 803 | 811 | (1) |
| EBITDA return on sales, % | 14.3 | 12.8 | 12 |
| EBIT return on sales, % | 10.3 | 8.5 | 21 |
| EBIT return on funds employed, % | 14.8 | 10.5 | 41 |
| *Employees* | 3,709 | 3,691 | – |
| Revenue per employee, $m | 0.309 | 0.271 | 14 |

**HIGHLIGHTS**

Boral's Australian Building Products businesses delivered a full year EBIT of $118 million, 39% above last year, on revenues of $1.15 billion, up 15%. *Profit improvements from Plasterboard, Bricks, Softwoods and* Windows were particularly pleasing. EBIT to sales margin improved significantly from 8.5% to 10.3% and return on funds employed lifted to 14.8%. The improved result reflects underlying volume gains of around 13% coupled with $32 million of PEP cost improvements and slightly improved prices. During the year Boral acquired Stud & Track (largest plasterboard distributor in NSW), and announced plans to upgrade its gypsum grinding and calcination capacity in Queensland, invest $53 million in a face brick kiln at Midland Brick in WA and construct a $19 million engineered flooring plant in northern NSW.

***OUTLOOK***

We expect dwelling activity to soften in 2003/04, particularly in the *second half of the year. Thus, building products businesses are* expected to progressively experience lower sales volumes during 2003/04 but we anticipate that prices will be generally stable and that there will be strong underlying cost performance.

* Including acquisitions.

## USA

### SHARE OF REVENUE



USA Bricks
Clay roof tiles
Concrete roof tiles**
Flyash and admixtures




REVENUE $M
97 98 99 00 01 02 03
344 522 647 662 756 793 761
EBIT $M
97 98 99 00 01 02 03
40 54 90 98 99 110 111
EBIT/REVENUE %
97 98 99 00 01 02 03
11.6 10.3 13.9 14.8 13.1 13.8 14.6


| YEAR ENDED 30 JUNE | 2003 | 2002 | % CHANGE |
|---|---|---|---|
| **US$** | | | |
| Sales revenue, US$m | 448 | 416 | 8 |
| EBITDA, US$m | 92 | 81 | 13 |
| EBIT, US$m | 66 | 57 | 14 |
| **A$** | | | |
| Sales revenue, $m | 761 | 793 | (4) |
| EBITDA, $m | 157 | 155 | 1 |
| EBIT, $m | 111 | 110 | 1 |
| Divisional cash flow, $m | 118 | 85 | 38 |
| Capital expenditure*, $m | 146 | 60 | 142 |
| Funds employed, $m | 665 | 716 | (7) |
| EBITDA return on sales, % | 20.6 | 19.6 | 5 |
| EBIT return on sales, % | 14.6 | 13.8 | 6 |
| EBIT return on funds employed, % | 16.7 | 15.3 | 9 |
| Employees | 2,438 | 2,232 | 9 |
| Revenue per employee, $m | 0.300 | 0.355 | (15) |

### HIGHLIGHTS

Whilst volumes were up in US businesses, reflecting continuing strong demand in US dwelling activity, non-dwelling activity softened slightly during 2002/03. US operations delivered an EBIT of US$66 million, 14% above last year, on revenues of US$448 million (up 8%). The improved result was driven by ongoing cost reductions and price increases in roof tiles and fly ash and a strong contribution from the newly acquired Franklin Brick (the largest independent brick distributor in the USA) in the last quarter. Average selling prices for bricks were softer and manufacturing inefficiencies in some plants resulted in higher production costs. In AUD terms, US EBIT of A$111 million was only 1% above last year due to a A$13 million negative exchange rate impact.

### OUTLOOK

Sustained high levels of housing activity, an additional nine months of Franklin Brick earnings and improved results from roof tiles will be positives. However, USD earnings are only expected to be steady because of significant fuel gas price increases and a stronger AUD should result in lower translated US earnings in 2003/04.

* Including acquisitions.

** MonierLifetile JV is equity accounted - Boral's share of revenue does not appear in consolidated accounts but is included in the revenue pie chart.

## ASIA



REVENUE $M*
97 98 99 00 01 02 03
174 74 116 103 98 210 237
EBIT $M**
97 98 99 00 01 02 03
2 4 30 14 4 20 25
EBIT/REVENUE %**
97 98 99 00 01 02 03
1.1 5.4 25.9 13.6 4 9.4 10.4


| YEAR ENDED 30 JUNE | 2003 | 2002 | % CHANGE |
|---|---|---|---|
| Sales revenue*, $m | 77 | 53 | 46 |
| EBIT, $m | 25 | 20 | 24 |
| Funds employed, $m | 197 | 192 | |
| EBIT return on funds employed, % | 12.5 | 10.2 | |

### HIGHLIGHTS

Boral's Asian operations delivered an EBIT of $24.5 million, 24% higher than last year. The improved result reflects the strong position that Boral and Lafarge have established through the Lafarge Boral Gypsum in Asia (LBGA) plasterboard joint venture and the strong position and improved performance of Boral's construction materials operations in Indonesia. LBGA delivered an equity accounted (after interest and tax in the JV) share of profit to Boral of $18.8 million compared with $17.8 million in the prior year. Boral maintained a 47.7% shareholding in LBGA 2002/03 and moved to a 50% shareholding on 30 June 2003. During the year, LBGA in commissioned a new plasterboard plant near Seoul in South Korea and Boral acquired a small concrete pipe business in Indonesia.

### OUTLOOK

In 2003/04, Boral's earnings from the Asian Plasterboard joint venture should benefit from continued growth in plasterboard demand throughout the region and our Indonesian construction materials businesses should benefit from increased volumes.

* Asia sales revenue excludes reported revenues associated with the Asian Plasterboard joint venture, which is equity accounted.

* 2001, 2002 and 2003 include Boral's share of the Asian Plasterboard joint venture.

** EBIT for the Asian reporting segment includes profit from the joint venture which is equity accounted and represents profit after tax.

# Review of Operations – Australian Construction Materials

The Australian Construction Materials (ACM) division employs around 4,000 people in quarry, concrete, asphalt, transport and contracting operations throughout Australia, operating with a regional focus to service their local markets.

Safety management outcomes improved during the year with LTIFR down from eight to three in 2002/03.

### Performance

Sales revenues and earnings in ACM were well up on the previous year, underpinned by continuing strong demand in the housing market and strengthening volumes in non-dwelling and major infrastructure project segments. The strong result was also driven by strong price improvements, volume uplifts of around 10% in concrete (which included the impact of acquisitions) and 5% in quarries, and strong contributions from bolt-on concrete acquisitions.

Quarry margins improved with average aggregate, sand and road base prices increasing by approximately 12% compared with last year. Average concrete prices improved by around 11% in 2002/03, allowing the recoupment of increased raw material costs and resulting in improved concrete margins.

Whilst revenues and margins from the Asphalt business improved, there is further opportunity to strengthen underlying returns from this business.

$25 million of profit was delivered by Quarry End Use (QEU) activities in 2002/03, largely driven by land sales at Greystanes.

Tight control of operating costs continues to be a focus for the business. Over the past year more than $30 million in costs have been taken out of the business through improvement at all levels of the organisation, and the commitment of the frontline team.

The division continues to strengthen its position in core markets through improvements of existing networks as well as expansion by acquisition.

**EMERY SEVERIN** EXECUTIVE GENERAL MANAGER



Darwin
Perth




We continue to develop new products and focus on ways to reduce our own waste products and use third party waste materials.

- Launched during the year was "Lo-Noise" asphalt, a road surface mix incorporating ground up waste tyres designed to substantially reduce traffic noise pollution.
- Concrete recycling operations recommenced in Sydney.
- In Melbourne, our concrete operations have developed a concrete mix based almost entirely on recycled materials.

"Greystanes House", Boral's new office facility on the Greystanes Estate, accommodating over 600 employees, was officially opened in May 2003.

Commercial land sales at the 334 ha Greystanes Estate in Western Sydney have progressed strongly and we have commenced co-development of the residential lands with Delfin Lend Lease, selling 1,600 house and land packages over the next five years.





Boral won the supply of concrete to the large Comalco aluminium smelter project in Gladstone, Queensland, which required building a concrete plant on site. The Boral team has achieved recognition for outstanding safety, environmental and supply performance.

The increased use of rail is providing a cost competitive and efficient link between our South Coast quarry at Dunmore and the Sydney concrete and asphalt businesses. Volume carried by rail currently replaces more than four million kilometres of heavy truck transport, providing not only cost savings but also environmental and community benefits.



Through the implementation of improved IT systems, we continue to focus on optimisation of logistics to add further value to our close-to-market resource positions.

**CONCRITE.**

Boral's leading concrete position was strengthened with the acquisition of two independent concrete producers – Canberra Mini Mixed and 50% of Go Crete – Perth's second largest independent concrete producer. These bolt-ons follow the successful acquisitions of Concrite (NSW) and Alsafe (Vic) in 2002 and 2001.


Brisbane
Sydney
Canberra
Melbourne
Adelaide
Hobart
▼ ASPHALT
● CONCRETE
▼ QUARRIES
◍ CONTRACTING
○ TRANSPORT

We acquired Allen's Asphalt in Queensland, gaining market leadership in asphalt on the Sunshine Coast, one of Australia's fastest growing regions, as well as an important location in Brisbane.

### Quarries
Australia's leading quarry operator with over 100 quarries, sand pit and gravel operations, producing concrete aggregates, crushed rock, asphalt and sealing aggregates, road base materials, sands and gravels.

### Concrete
Over 220 premix concrete plants producing a wide range of mixes in metropolitan and country areas.

### Asphalt
National supplier of asphalt with over 35 plants producing asphalt and other materials for surfacing and maintenance of road networks.

### Transport
Company-owned fleet totals around 500 vehicles providing bulk transport and logistics solutions to the construction materials businesses, other Boral divisions, the coal industry and other external specialised bulk materials and freight markets.

### Contracting
Main contracting businesses are a national contract crushing business run from a base in South Australia and a contract mining business in Western Australia.

### Quarry End Use
QEU focuses on realising appropriate end uses for quarry properties and other Boral land assets that are nearing the end of their extractable life. Current major QEU activities include development of the Greystanes Estate and the Moorebank brick plant redevelopment site in Sydney and a 40% share in the Penrith Lakes Development Scheme.



We continue to re-invest in our quarry assets to ensure we can meet immediate and long-term demand at the lowest delivered cost. Dunmore quarry, south of Sydney, and Peats Ridge to the north, are currently being upgraded.

### Outlook
Whilst housing activity is expected to soften in 2003/04, this will be offset by stronger activity in the non-dwelling segments along the East Coast (such as construction of offices and shopping centres) and a full year impact of improved pricing outcomes. Infrastructure projects in Sydney and Melbourne will also provide a strong impetus for growth in demand for all products in the ACM portfolio. Strong QEU earnings will be sustained in 2003/04, largely supported by ongoing land sales at the Greystanes development.

# Cement

The Cement division encompasses around 100 operating sites in Australia and Indonesia and employs around 3,000 people (of which 1,000 are in Indonesia). The division comprises Blue Circle Southern Cement (BCSC), Boral Formwork & Scaffolding, PT Jaya Readymix (Indonesia), the De Martin & Gasparini (DMG) concrete placing business and Boral Windows.

A continuing focus on safety has resulted in a 23% improvement in percentage hours lost, with LTIFR holding at around four.

Performance

*Stronger volumes and improved prices together with ongoing cost reduction efforts resulted in a strong increase in returns from the Cement division.*

Cement demand strengthened by 4% in Boral's major markets of NSW, Victoria and SE Queensland and average prices increased by 7% during the year. Lime volumes continued to grow, increasing by around 12% compared with the prior year, mainly due to increased usage by steel making customers. During the period, several significant cement and lime investment projects were announced, which will enhance the Company's strong market position and low cost operations in NSW and Victoria.

The formwork and scaffolding business delivered improved results driven by better market demand, utilisation and pricing. In the DMG concrete placing business the key focus was on achieving acceptable margins on a job by job basis, resulting in some revenue constraint but improved profitability.

The Indonesian construction materials business *delivered substantially improved results.* Indonesian concrete volumes rose by 26% for the year as the Indonesian building sector continued its recovery.

Boral's window business continued its impressive turnaround, with 2002/03 revenues and earnings increasing substantially. Further cost reductions and efficiencies have enhanced margins and the business is exceeding its cost of capital.

**PHIL JOBE** EXECUTIVE GENERAL MANAGER


Darwin
Perth

Fly ash is a by-product of coal-fired power stations and has cementitious properties; it is used as a substitute for cement. Fly ash facilities are located close to major power stations and BCSC has a 50% interest in Fly Ash Australia. A bottom ash business is located at Erinbrook, NSW.



Boral Windows is expanding its product range by piloting showerscreen and built-in wardrobes in selected locations. Boral Windows received the Managing Director's *Award for Excellence*, in recognition of the outstanding turnaround in business performance from a loss-making position only three years ago.

Innovative new formwork products continue to be introduced and Boral is investing heavily to meet the needs of customers. Scaffold demand has increased for residential two-storey homes, due to new legislation and enforcement by WorkCover. New innovative scaffolding systems are also being used for construction of the new MCG.





The construction industry and retail hardware market is supplied with bagged cement and increasingly popular packaged concrete mixes, as well as specialty sands, mortar and grouts through BCSC's packaged products operations.

:CSC acquired a long-term lease ٦ a significant limestone ;serve, a quarry and agricultural ne supply business at Galong, ear Young in NSW. We plan to ‹pand the quarry operation and ;stall a 150k tpa quicklime ertical shaft kiln. The total ivestment of around $45 million due for completion in the June uarter of 2004. This additional apacity will ensure a high uality, reliable supply to the eel manufacturing sector.

: BCSC Waurn Ponds, cement illing capacity has been creased by 300k tpa to 800k tpa : a cost of $16 million. Stage 2, e upgrading of clinker capacity a cement equivalent of 800k a at a cost of $45 million is due come on stream in the June uarter of 2004. This upgrade will sult in interstate freight and nergy savings. It will also allow creased use of alternative fuels nd improved environmental utcomes.



New batch plants and concrete agitators are being progressively added to meet growing demand in Indonesia.

A small concrete pipe manufacturing business in Indonesia was acquired from Rocla during the year. Volumes are improving in the concrete pipe business and cost synergies are being realised.


Brunei
Malaysia
Singapore
Indonesia
East Timor
▼ CONCRETE
▼ QUARRIES


Brisbane
Sydney
Adelaide
Canberra
Melbourne
Hobart
▼ CEMENT
● SCAFFOLDING
■ WINDOWS
▲ CONCRETE PLACING

At BCSC Berrima, production capacity of the main kiln (#6) is being upgraded from 1.0 to 1.4 million tpa. The project is planned for commissioning in the March 2004 quarter at a cost of $75 million. This will replace swing capacity in the higher cost, wet process kiln (#5) and has the added benefit of reducing greenhouse gas emissions by 30% per tonne produced.

To facilitate distribution, there is a clinker grinding facility at Kooragang, NSW, and a network of cement depots in NSW and Victoria supported by a sizeable transport fleet.

### Blue Circle Southern Cement

Leading Australian cement and lime producer with 22 sites and production operations employing 650 people in the most populated eastern states.

BCSC is a major lime producer and a large producer of limestone for internal and external customers from our substantial reserves at Marulan. Lime is produced at Marulan and more recently at Maldon. At Maldon BCSC can produce up to 300k tpa of off-white cement.

BCSC has a 50% interest in Sunstate Cement which operates two cement mills in Brisbane.

### Boral Formwork and Scaffolding

Boral is one of three major participants in the formwork and scaffolding industry, providing engineering expertise to Australia's leading construction companies, and increasingly supplying scaffold for the residential market.

### PT Jaya Readymix

The largest supplier of pre-mixed concrete in Indonesia the business employs 1,000 people at 30 sites. Our quarries in Indonesia produce aggregates for the Jakarta market and are mainly located on the island of Java. We continue to look at stepping out our Indonesian quarrying activities.

### De Martin & Gasparini

DMG is a specialist concrete placing business which has been servicing Sydney's construction industry for over 50 years. DMG has built its expertise in large pours, detailed formwork design and high strength concrete.

### Windows

Boral operates 13 window fabrication businesses employing around 700 people, focusing on supplying the residential builder market.

### Outlook

Cement demand is expected to grow modestly in line with building and commercial activity. Whilst a higher Australian dollar will limit further cement price increases, 2003/04 will benefit from the full year impact of 2002/03 price increases. The lime business will again be capacity constrained until the new facility in NSW comes on stream later in the year. Scaffolding volumes should continue to grow. The windows business should produce enhanced results from ongoing operational improvements, despite a softening residential market. Stronger volumes and prices should be experienced in Indonesia and our quarry position is expected to strengthen.

# Clay & Concrete Products

The Clay & Concrete Products division manufactures and markets clay and concrete roof tiles, bricks, blocks, pavers and landscaping products for use in walling, roofing and landscaping applications. With over 40 Australian locations the division employs almost 2,000 people with sales both within Australia and to export markets across Asia.

Whilst the number of lost time injuries marginally increased compared with last year, the severity of these injuries was significantly less and there was a strong reduction in percentage hours lost from 0.15% to 0.11%.

### Performance

During the year a number of key industry trends continued including the growth in market share of large home builders, strong competition from metal roofing and precast concrete walling, and continuing industry rationalisation between Boral's competitors. Despite these competitive pressures, the absolute and relative performance of Clay and Concrete Products improved. Revenues and earnings were significantly above the previous year, supported by strong market conditions and generally improved pricing outcomes.

Bricks delivered significantly better results but returns from east coast bricks are still unsatisfactory. Masonry results again improved and exceed the cost of capital. Results from Roofing were below the prior year and are unsatisfactory.

The division's result was adversely affected by higher than expected manufacturing costs particularly in east coast bricks and roofing. Generally improved pricing outcomes were delivered for bricks and masonry products, however performance was impacted by adverse mix shifts in roofing and east coast bricks.

Several key improvement initiatives commenced during the year and will deliver greater benefits in 2003/04 and beyond. These initiatives include a return to a state-based, product/regional management structure in east coast bricks and roofing; completion of the relocation of brick capacity from Moorebank to other NSW brick plants; and initiation of upgraded price management processes and procedures. The division's PEP cost reduction program is starting to deliver benefits.

**KEITH MITCHELHILL** EXECUTIVE GENERAL MANAGER

Midland Brick was awarded a 2002 Prime Minister's Award for Community Partnerships (WA, large business category) for its partnership with The Hills Community Support Group.

A new kiln (Kiln #11) at Midland Brick in WA is being constructed at a cost of $53 million and will be completed within two years, replacing the 36 year old higher-cost Kiln #4. Kiln #11 will produce a broad range of decorative clay products and face tiles for earthquake zones to the Japanese export markets, and have a capacity of 50 million standard brick equivalents (SBE) per annum.




Darwin
Perth

Boral Masonry is differentiating itself as the expert in landscape products. The launch of the "Outdoor Design Guide" booklet and website incorporated direct marketing, call centres and promotions and proved that by supporting consumers in their decision making process pays off in increased sales.





An upgrade of the Emu Plains roof tile plant was undertaken during the year. Whilst commissioning problems were experienced during the year, the plant is now performing well and it is well placed for the future.



An upgrade of the Darra brick plant in Queensland has been announced and is due for completion in 2003/04.

Following the closure of the Moorebank brick plant in early 2001 capacity has been transferred to Boral's other east coast brick plants. The capacity upgrade of the Bringelly plant was completed during the year.

A new consumer product selection process – "BoralCreate" – was launched during the year. BoralCreate assists the home builder and home owner to select products based on a desired home design.





An upgrade of the Carole Park roof tile manufacturing plant in Queensland has been announced and is due for completion in 2003/04.


Brisbane
Sydney
Adelaide
Canberra
Melbourne
Hobart
BRICKS
ROOFTILES
MASONRY

## Bricks

Boral is Australia's second largest producer of clay bricks and pavers. Boral is also an exporter of clay products to New Zealand, Japan and increasingly other Asian countries.

## Bricks East

Bricks East comprises seven manufacturing sites across the three eastern states of Australia.

## Bricks West

Bricks West includes Midland Brick and the two Perth-based masonry sites.

## Roofing

As Australia's second largest roofing player, Boral competes in both the supply-only and supply-and-fix market segments. We operate four concrete roof tile plants, in the suburbs of Brisbane, Sydney, Melbourne and Adelaide and one clay roof tile plant on the NSW Central Coast.

## Masonry

Boral is the largest manufacturer of concrete masonry products in Australia with 12 manufacturing sites in five states. We are a recognised leader in the paving, landscaping and retaining wall segments and have an industry-leading range of products.

## Outlook

While market prospects for concrete masonry remain strong, industry estimates suggest a reduction in demand in 2003/04 for both bricks and roof tiles driven by a softening in dwelling construction activity. Despite this, we remain optimistic about the likelihood of generally improved margin outcomes in Clay & Concrete Products businesses. Continued focus on cost reductions in manufacturing and in overheads will also assist with margin management going forward.

# Timber

The Timber division is a national business employing around 600 people in hardwood, plywood and softwood operations predominantly on the east coast of Australia, manufacturing and distributing a broad range of products for domestic and export markets.

The introduction of a comprehensive safety program and continued focus on hazard identification and elimination has resulted in a strong safety performance improvement with the LTIFR reducing from eight to four.

**Performance**

Performance improved substantially in 2002/03, underpinned by strong market conditions across the whole timber portfolio. The increase in residential dwelling activity ensured strong demand for all products and enabled the businesses to fully extract the benefits from manufacturing related PEP projects.

In Hardwoods, significant improvement in operating margin was driven by the mix shift to value-added products and a reduction in manufacturing costs. The Softwood business benefited from the completion of the $25 million upgrade at the Oberon joint venture mill, yielding increased output at lower operating costs which together with an improved product mix has resulted in increased operating margins. Plywood sales volumes increased significantly as a result of focused account management and strong representation across all states, however, manufacturing performance was inconsistent and restricted the growth in operating margins.

Boral obtained resource security around its hardwood resources following agreement with the NSW Government for long-term wood supply. This resource security is allowing the Timber division to move forward with its capital upgrade program. Growth is an integral part of the business and several expansion projects were identified and announced during the year.

**PETER BOYD** EXECUTIVE GENERAL MANAGER



The "Safemate" safety program was introduced into the Hardwoods business during the year and has contributed to a substantial turnaround in safety performance.


Darwin
Perth



In August 2003, plans to invest $19 million to build an innovative "engineered flooring" plant were announced. This production technology will maximise utilisation of our valuable native hardwood resource.



The $6 million upgrade of the Koolkhan mill was completed during the year, and has the capability to effectively process smaller diameter logs and improve production efficiency. Koolkhan cost reductions have positively impacted operating results in 2002/03.

Further upgrades to green and dry hardwood mills are planned in 2003/04, which will be jointly financed by Boral and the NSW State Government, as part of the Business Exit Assistance (BEA) claim which was resolved in 2001/02.



New hardwood flooring products were introduced to the market providing incremental volume increases and giving consumers a broader range of product choices.

Over $1 million in incremental capital projects at our plywood mill has been the driver of increased production which has enabled the business to keep pace with the market.

Additional softwood resource, totalling 175,000 m³, was secured from State Forests of NSW during the year and an $11 million capital upgrade will commence during 2003/04. On completion, the Oberon mill will be state of the art, providing strong scale benefits and lower manufacturing costs.

The $25 million capital upgrade of the Oberon softwood mill was completed. The mill operated at full capacity during the year and there has been a significant improvement in manufacturing cost and production efficiency.



We are using our partnership with Taronga Zoo to educate people about the importance and sustainability of the NSW timber industry.


Brisbane
Sydney
Adelaide
Canberra
Melbourne
Hobart
O HARDWOOD SALES OFFICE
■ HARDWOOD MILLS
Δ PLYWOOD
∇ SOFTWOOD
● WOODCHIPS

BoralTimber exports flooring products to the USA. The business is targeting further opportunities to increase export sales although growth may be contained in the short term due to the appreciation in the Australian dollar.

### Hardwood

Boral's hardwood business operates nine manufacturing plants in northern NSW and there are sales and distribution centres in all major cities. Boral has a long-term Wood Supply Agreement with the NSW Government. In order to efficiently process the changed resource a significant capital expenditure program has been developed for both saw mills and value-added plants. The business is increasingly focused on the production of flooring products for the new residential and renovation segments in Australia and the USA.

Boral exports small quantities of woodchips processed from sawmill waste, forest residues and plantation stock from the Hardwood operations in northern NSW.

### Softwood

Softwood's single manufacturing facility is based at Oberon in NSW and is operated through a joint venture with Carter Holt Harvey, known as Highland Pines Limited. This world-class mill can process more than 550,000 m³ of plantation softwood annually. A capital upgrade will be undertaken in 2003/04 which will extend the mill capacity to 725,000 m³ of log input per annum. Softwood structural products are sold primarily in east coast markets through a combination of direct and indirect channels.

### Plywood

Boral is Australia's leading plywood producer and operates one large plywood operation at Ipswich in Queensland. Products are sold in all major Australian markets.

### Outlook

Whilst the domestic housing market is forecast to soften during 2003/04, the renovation segment will remain buoyant. Timber's revenue is forecast to be broadly steady due to increased export activity and the continued shift towards value-added products which are aligned with the alterations and additions market.

Cost position will improve with the completion of several capital projects and further cost reductions will be a focus.

# Plasterboard

The Plasterboard division is an integrated plasterboard manufacturing, distribution and installation business in Australia employing around 650 people and a 50% share of a joint venture in Asia with Lafarge.

Better Occupational Health and Safety (OH&S) performance remains a key goal. The reduction in LTIFR achieved last year was held this year which supported a significant reduction in percent hours lost in 2002/03 from 0.45% to 0.19%.



Darwin
Perth


New products and plasterboard-based building systems remain a key goals. Our decorative cornice range, ClassiCove, achieved further penetration records. New jointing compound and skimming plaster formulations also helped lift sales of our existing accessory product range.

### Performance

Boral was well positioned to respond to the higher than expected lift in the Australian plasterboard market in 2002/03. Output from Boral's east coast plants increased with longer operating hours and increased efficiencies and our mothballed plant in South Australia was restarted in December 2002 to secure supply. This smaller plant was able to be closed again in April 2003 when the lift in output from our larger east coast plants had restored stock levels.

Excess plasterboard capacity in Asia and the stronger Australian dollar has increased the competitiveness of exports. This threat, together with a more competitive environment from a new local producer in Perth has created pressure on plasterboard prices. Improvements in manufacturing and overhead related expenses should partially offset the negative impacts of pricing pressures.

Losses recorded by Boral in Asia in the years preceding formation of the JV were eliminated in its first year of operation. In this, the joint venture's third year of effective operation, the strong profit uplift has been consolidated, underpinned by skillful delivery of synergies by the joint venture's management and growth activities. The joint venture delivered a share of profit to Boral of $18.8 million in 2002/03.

Strengthening markets for plasterboard lifted sales volumes from joint venture operations by approximately 10% on average. Stronger demand for plasterboard reflects the developing use of plasterboard in the region coupled with improved construction outlooks in key markets, including non-residential market segments.

**ROSS BATSTONE** EXECUTIVE GENERAL MANAGER



Cornice Adhesive
60
BaseCote
45




Success in lowering our costs across the supply chain together with broader geographic coverage of our specialist trade service centres is assisting Boral to profitably meet customer needs. Coverage of our service centres around capital cities lifted in the year following the acquisition of the NSW-based Stud & Track.

New projects continue to support growth in sales volumes in Asia. The JV brought a new plasterboard production site into commercial operation near Seoul in South Korea. The initial plant of 30 million $m^2$ per annum capacity utilises idle equipment relocated from Shanghai in China. JV personnel completed the project on time and well under budget, with the operating plant already achieving high levels of operating efficiency.




LAFARGE


South Korea
Japan
China
Taiwan
Philippines
Thailand
Malaysia
Singapore
Indonesia
East Timor
O PLASTERBOARD (PRODUCTION)
▱ PLASTERBOARD (DISTRIBUTION)
SALES OFFICE ALSO IN DUBAI, UAE.


Brisbane
Sydney
Canberra
Adelaide
Melbourne
Hobart
O PLASTERBOARD (PRODUCTION)
▱ PLASTERBOARD (DISTRIBUTION)
▲ GYPSUM MINE

Gypsum grinding and calcination capacity will lift from January 2004 following an upgrade of our Queensland facility. We currently supply plaster to CSR in Queensland under contract and estimate that this upgrade will support around 15 million $m^2$ pa of additional plasterboard production from existing Boral and CSR plasterboard lines in Queensland.

Our innovative PartiWALL and EurekaWALL inter-tenancy wall systems won application in residential markets.



## Australia

We specialise in the manufacture, distribution and installation of plasterboard based wall and ceiling lining systems for our national customer base of resellers, interior linings contractors and builders.

We have plasterboard manufacturing plants in Qld, NSW, Vic and SA, a specialty plasters and jointing compounds plant in Vic, cornice plants in NSW and Vic, an integrated national network of over 45 specialist trade centres and Australia's largest residential wall and ceiling installation service.

Boral is a 50% shareholder in Gypsum Resources Australia and in Rondo Building Systems, the leading metal products supplier for wall and ceiling lining systems.

## Asia Joint Venture

The Lafarge Boral Gypsum Asia (LBGA) JV is the leading plasterboard producer in Asia (outside Japan). One in every three square metres of plasterboard sold in this region comes from LBGA.

Boral maintained a 47.7% shareholding in LBGA through 2002/03 and moved to 50% on 30 June 2003. LBGA has 270m m2 of plasterboard capacity, specialist ceiling tile plants, a metal roll forming mill and production capacity for jointing compounds and industrial plasters, all feeding established distribution networks.

**Outlook**

Sales volumes in Australia are forecast to dip in 2003/04 with a softening in new dwelling construction partially being offset by stronger demand from commercial construction and alterations to existing buildings.

The entry of a new local producer in WA and the potential for more imports from Asia aided by the stronger Australian dollar will put pressure on prices and margins for our Australian business.

Boral's cost competitiveness, full product range and strong distribution infrastructure positions it well to meet this competitive environment.

Boral's share of earnings from LBGA should benefit from continued growth in plasterboard demand and from new growth projects.

# USA

Boral employs around 2,400 people at around 100 sites across the USA. The US operations include the country's largest brick manufacturer, the largest clay tile manufacturer, and one of the largest fly ash suppliers.

Through the 50% owned MonierLifetile, Boral is the largest concrete roof tile manufacturer in the United States.

Safety efforts are being reinforced across all businesses following mixed results in LTIFR and total lost workdays during 2002/03. Percent hours lost increased from a very low 0.08% in 2001/02 to 0.17% during the period.

Performance

US EBIT earnings of US$66 million increased by 14% on the prior year predominantly due to ongoing cost improvements and price increases in clay and concrete roof tiles and Boral Material Technologies Inc (BMTI) businesses, and the strong contribution from Franklin Brick in the last quarter. In Australian dollar terms, US EBIT of A$111 million was only 1% above the prior year because of a A$13 million negative exchange rate variance due to a stronger Australian dollar.

Volumes were up on the prior year across all businesses, reflecting the continuing strong demand in residential building activity. However, sales to commercial customers declined as a result of softening in this sector of the US economy.

Despite the positive impact of the Franklin Brick acquisition in the second half of the year, brick profits were marginally below last year. Brick prices softened during the year as a result of over capacity in certain markets and broader product mix issues.

Improvements in BMTI and MonierLifetile offset the reduced result from bricks. Clay tiles also delivered an improved result compared with last year.

The current shortage of natural gas in the USA has seen a rapid escalation in prices. Boral enjoyed lower costs in 2002/03 due to lower than market prices in long-term supply contracts. As they expire and are replaced by new contracts at current prices, energy costs will rise. We are reviewing the possible conversion of selected plants from natural gas to alternative fuels.

Boral's US management group is pursuing growth opportunities in existing businesses.

**DENNIS BROWN** PRESIDENT BORAL USA


Washington
Montana
Oregon
Idaho
Wyoming
Nevada
Utah
Colorado
California
Arizona
New Mexico
Mexico





The benefits of USTile's plant upgrade of its dryer, tile handling and packaging lines started to be realised during the year and contributed to increased earnings.

BoralVision, which allows customers to see our products applied to their own house designs, was enhanced to allow customers to access this tool via the internet. Additionally, we enhanced our customer's ability to order product, view the status of their orders, and print reports on the internet.



**MonierLifetile**™
*Changing the way people think about roofs.*

During the year MonierLifetile completed its new Denver plant and is currently upgrading its Lake Wales facility in Florida. The Denver plant supports MonierLifetile's expansion into non-traditional roof tile markets.



For the third successive year Boral Bricks was named by Builder magazine, one of the leading homebuilder magazines, as the most recognised brand name for bricks in the USA.

Boral Bricks' distribution network was strengthened this year by the acquisition of Franklin Brick. Franklin was the largest independent brick distributor in the USA. This acquisition increased, Boral's direct selling network to 52 sites. The addition of the 23 Franklin locations to the existing Boral Brick Studios will provide increased earnings as distributor margin is captured.


BRICK STUDIO
BORAL BRICKS


FRANKLIN BRICK COMPANY
an authorized
BORAL BRICKS
Studio




Maine
Vermont
New Hampshire
New York
Massachusetts
Rhode Island
Connecticut
Michigan
Pennsylvania
New Jersey
Delaware
Maryland
Ohio
Indiana
West Virginia
Illinois
Virginia
Missouri
Tennessee
North Carolina
Kentucky
South Carolina
Arkansas
Mississippi
Georgia
Alabama
Louisiana
Florida
BMTI (FLY ASH)
USA BRICK (PRODUCTION)
USA BRICK (DISTRIBUTION)
MONIERLIFETILE CONCRETE ROOFTILES
USTILE CLAY ROOFTILES

The high volume Smyrna plant in Atlanta, Georgia was upgraded this year with the installation of new packaging equipment, thereby increasing the efficiency of the plant.



BMTI's chemical admixture business was sold in June 2003 as Boral was not a major admixture market participant. The restructuring of BMTI's business ahead of this sale has reduced costs and improved returns. BMTI achieved price increases during the year. These, combined with better logistics management, improved margins from fly ash sales. BMTI also benefited from a number of one-off projects that were undertaken for utility customers.

## Bricks

Boral's brick business operates 23 plants across 13 locations in eight states, primarily in the southeastern and southwestern areas of the country. Boral sells half of its clay bricks and pavers through a network of company-owned Brick Studios with the other half via a strong network of independent distributors.

## Roof Tiles

Boral owns 50% of MonierLifetile with Lafarge. The joint venture has 14 concrete roof tile plants in the western and south western states and also in Florida.

USTile, the country's largest clay roof tile producer, operates from a plant in Southern California.

## Fly Ash

Boral Materials Technology Inc is one of the largest marketers and distributors of coal combustion products in the USA. It has 40 locations around the country including operations at electrical utility plants, fly ash terminals, and sales offices. Fly ash has cementitious properties and is used as a cement substitute in construction materials markets.

## Outlook

We expect a sustained high level of US housing activity in 2003/04. Therefore, we expect shipment volumes to remain steady. Increases in capacity over the past three years, however, together with higher inventories within the brick industry will maintain the pressure on selling prices.

An additional nine months contribution from the former Franklin business and improved results from clay and concrete roof tiles will be positives. However, US earnings are only expected to be steady in US dollars because of the impact of substantially increased natural gas prices on brick production costs.

# Sustainability Report

## During the year, we introduced a fourth objective to the Company's previous list of three stated objectives; "to achieve superior returns in a sustainable way".

**Whilst we are focused on delivering sustainable superior returns for our shareholders we are also focused on ensuring our businesses are sustainable in their environmental, social and employee impacts. We care about our environmental and safety performance, we care about the communities in which we operate and live and we care about our people.**

### SUSTAINABLE DEVELOPMENT ASSESSMENT

The Boral Sustainability Self Diagnostic Tool (BSSDT)* is used to measure and monitor the sustainable development status of each of Boral's businesses to enable the establishment of plans and improvement targets. The BSSDT encompasses 20 sustainability elements across the five major areas of Corporate and Business Unit Management, Financial Planning, Human Resources, Social Responsibility and Environment. There are four performance levels defined within the BSSDT: compliance/reactive; proactive; industry best practice and, world best practice.

The first round of BSSDT assessments in 2001 was principally employed to raise internal awareness of what sustainable development means and how the application of its principles can improve Boral's performance.

The second roll-out of the BSSDT commenced in mid-2003. Prior to roll-out, the diagnostic tool was updated and also includes a set of examples to more clearly define the four performance levels for each sustainability element.**

Some 158 Boral leaders in Australia and the USA were trained to use the BSSDT consistently throughout our businesses. Boral's environmental services department in conjunction with an external sustainability specialist is currently undertaking a comprehensive review of Boral businesses utilising the updated BSSDT framework.

The average result in 2001 demonstrated that we had passed beyond a reactive regulatory compliance phase to a proactive, wider-based approach. At that time, Boral's overall average score was 1.6 out of a maximum of 4.0 (i.e. World best practice). Subsequently we have been working to achieve significant improvement in our sustainability performance. We are targeting an overall average score of 2.0 for the current BSSDT assessments, which represents a 25% improvement over two years. We intend to deliver this level of improvement and then to move towards industry specific best practice and if appropriate, beyond.

Boral's divisions are at different stages of the journey and as such, divisional sustainability targets have been established considering the outcomes of their 2001 assessments. Our 2003 sustainability targets by division have been graphed against the base scores from Boral's 2001 assessments.

* This tool has brought together information and structure *from a number of sources including Global Environmental Management Initiative (GEMI), Global Reporting Initiative (GRI), the Social Venture Network and The Business Council of Australia*

** Each element has its own set of specific definitions and *examples for the four performance levels*

Scoring is done in half units; a full unit of performance indicates that overall the corresponding level is *essentially satisfied*

**Elements of the Boral Sustainability Self Diagnostic Tool (BSSDT)**

1. Corporate & Business Unit Management
   - Scope of Commitment
   - Management Systems
   - Accountability
   - Risk Management
   - Compliance Review and Reporting
   - Continuous Improvement
   - Supply Chain and Outsourcing
2. Financial Planning
   - Planning and Budgeting
   - Investor Relations
   - Cost Controls
3. Human Resources
   - Communications, Awareness and Training
   - Employee and Labour Relations
   - Health and Safety and Well Being
4. Social Responsibility
   - Community Relations
   - Business Ethics and Corporate Governance
5. Environment
   - Land Protection, Remediation & Rehabilitation
   - Environment and Ecosystem Protection
   - Waste Management, Recycling and Re-use
   - Energy Conservation and Climate Change
   - Water Conservation, Extraction and Protection

**Generic Definition of Performance Levels and BSSDT Scores**

| Level 1 Compliance/Reactive | Level 2 Proactive | Level 3 *Industry best practice* | Level 4 *World best practice* |
|---|---|---|---|
| Achieving basic compliance with regulatory requirements. | Achieving satisfactory performance in accordance with Company, regulatory and industry requirements and/or practices. | Achieving Industry or Sector Best Practice, with programs being integrated into normal business practice. | Stakeholders consider the business to be a global competitive leader/ champion in the industry or sector. |
| Business is reactive to compliance requirements. | Business is proactive, has commenced assessing its risks and is implementing improvement programs. | Business has assessed all risks and has implemented ongoing improvement programs. | Business program(s) are developed with a *strategic sustainability perspective and are fully integrated in normal business practice.* |
| Minimal stakeholder involvement. | Stakeholder involvement is on an ad hoc basis, as set by the business. | Stakeholder involvement *is common practice.* | Stakeholder engagement *is proactive and forms part of the decision making process.* |



2001 Scores
2003 Targets
0
0.5
1
1.5
2
2.5
3
3.5
4
1.5
1.8
Australian Construction Materials
1.6
2.0
Cement
1.6
2.0
Clay & Concrete Products
1.6
2.1
Plasterboard
1.5
1.9
Timber
1.8
2.2
USA
1.6
2.0
BORAL

# Sustainability Report – Our People, Social and Environmental Performance

**BORAL'S PEOPLE**

Boral's values of Leadership, Respect, Focus, Performance and Persistence support our best people strategy and underpin the desired behaviours of our 12,600 people in their day to day business activities.

Staff turnover has been low and particular attention has been focused on recruitment of high quality people, development of existing staff and succession planning at all levels of the organisation.

We place importance on gathering formal feedback from employees from time to time to monitor internal views and perceptions on how the Company is tracking. Survey feedback from Boral staff obtained in early 2003 indicated a high level of satisfaction around understanding Boral's business strategies, objectives and accountabilities. People also broadly feel they have the opportunity to make a difference. Areas identified as requiring more attention are performance management as well as rewards and recognition. Accordingly, recognition of achievements, development of performance management skills and review of rewards have been high priority areas for increased attention.

In July 2002, our Australian employees' superannuation benefits were transferred from the company's in-house superannuation funds to Boral Super, a sub-plan of the Plum Superannuation Fund, a Master Trust owned and managed by MLC Limited.

This new arrangement offers employees a wider range of services and benefits including greater investment choice, financial education, access to financial planning advice and member-specific internet facilities. Employees can now take a more active role in planning and managing their retirement savings whilst leveraging the benefits of economies of scale by being part of a much larger fund. The transfer process included an extensive communication and education program with over 200 locally run seminars.

**TRAINING AND DEVELOPMENT**

The development of our people is an essential ingredient in ensuring the successful delivery of our business plan. In 2002/03, learning initiatives played a significant role in the development of Boral staff, better enabling them to support key business outcomes.

Respect is one of Boral's key values and diversity training has been a priority for Boral employees with more than 3,000 people attending "Working with Respect" programs since April 2003.

The Occupational Health, Safety and Environmental training program was rewritten and reintroduced during the year. It is Boral specific, contains self-paced modules and the modular structure enables customisation for all levels of employees.

Existing core development programs such as the Executive Development and the People & Performance programs continue to be strongly supported by all businesses. These programs were reviewed and upgraded to ensure ongoing relevance. During the year, 370 people participated in Boral Capital Management, Strategy, Marketing, Finance and Project Management training in line with identified business priorities.

There were 4,790 employee enrolments in programs administered by Boral Learning Services, which was a 166% increase compared with 2001/02. This reflects improved alignment of training courses with business priorities as well as improved access to education for employees via Boral's intranet.

During the year, 29 Boral employees graduated with a university qualification via our partnership with Deakin University.

In 2002/03, we engaged 108 new employees on traineeships and apprenticeships. In addition, we have 85 existing employees enrolled in adult traineeships and 1,206 people participating in accredited nationally recognised training.

Boral's Australian Construction Materials division is a nationally registered Training Organisation with each state training authority. Over the past two years, more than 900 operators, supervisors and managers have participated in training and assessment, leading to nationally recognised qualifications up to as high as Diploma level. These include new apprenticeships, new traineeships and existing employee traineeships as well as the formal training programs for current employees. The recognised qualifications are in the following areas:

- Certificate IV in assessment and workplace training
- Certificate II, III, IV and Diploma in Extractive Industries (Quarry Management)
- Certificate I, II, III and IV in Manufactured Mineral Products (pre-mixed concrete production)
- Certificate II, III and IV in Transport and Distribution (Road Transport)
- Certificate III, IV and Diploma in Business (Frontline Management)
- Certificate III and IV in Laboratory Skills/Techniques.

Boral Plasterboard has developed the Plasterboard Interior Lining Enterprise Training package, which was accredited by the Australian National Training Authority (ANTA) in December 2002. The accreditation, equivalent to TAFE college accreditation, is the first ever to be issued whilst an existing nationally recognised TAFE qualification was already in place.

Other examples of Boral engaging with educational providers and students in the wider community include:

- A partnership with the Institute of Quarrying to provide education for industry personnel through seminars, conferences, and TAFE Quarry Management programs. This extends to include the Department of Minerals for safety training and environmental training in the quarrying industry. Boral's investment in this area totals $80,000 per annum.

## Boral's OHS strategy, which is underpinned by our OHS Policy and our corporate Values, is to ensure no harm to our employees and those people who come in contact with our operations.

- Boral grants two University of NSW (Engineering) Cooperative scholarships each year totalling $25,000 pa. The Coop Scholarship recipients undertake work experience within Boral's cement operations, which can lead to employment on graduation.
- Boral has an established MBA recruitment program involving Melbourne Business School, the Australian Graduate School of Management and some international business colleges. On average, we employ six MBA graduates each year. We also run a summer internship program to provide MBA students with an opportunity to work for the Company for two to three months.
- Boral has provided more than 30 International Scholarships for children of employees over the past 15 years. In 2003, the daughter of an employee from BCSC Berrima commences a year-long study program in Germany as part of a Boral AFS scholarship. Boral is currently forming a partnership with Outward Bound Australia to offer eight "life learning" program participation opportunities for employees and their children.
- In the USA, Boral grants four Educational Scholarships of US$3,000 per year towards college tuition for children of employees.
- Boral Plasterboard in Indonesia (as part of LBGA) has established a national training program in association with the Indonesian Government to train more than 2,000 trades people.
- We are currently in the process of signing a Memorandum of Understanding with the Department of Employment and Workplace Relations to formally participate in the Federal Government's indigenous training and employment programs.

### SAFETY

**Following a plateau in our improvement in the previous year, Boral's lost time injury frequency rate (LTIFR) of 4.4 was a 12% improvement. Percentage hours lost due to workplace injury also reduced by 18% to 0.14% hours worked, and the Company benefited from a 12% reduction in workers' compensation claims costs due to improved safety and injury management.**

All divisions, with the exception of Boral USA, reported a reduced percentage hours lost due to injury in 2002/03.

However, not all divisions achieved a reduction in the LTIFR. Overall, it appears that the severity of injuries has reduced and injury management/return to work programs have improved.

Where divisional performance has plateaued or deteriorated, our challenge is to reverse this trend. Where divisional improvement has been delivered we must cement the workplace changes that have led to these improvements and sustain the improvements long term.

Tragically, this year there were three fatalities directly related to our operations. A contractor lost his life in the USA during demolition of a brick kiln, an employee lost his life in Victoria when the concrete agitator truck he was driving rolled over and an employee of a third-party company was run over by a piece of road plant in Western Australia. These incidents remind us that we can never be complacent about our operations, the tasks we undertake or the equipment we use. In each of these cases the responsible Executive General Manager and business level manager, met with Boral's Board of Directors to review the events that led to the fatalities and to present detailed action plans on preventative measures subsequently taken.


LTIFR*
97 98 99 00 01 02 03
18 12 9 9 5 5 4


HOURS LOST %
97 98 99 00 01 02 03
0.39 0.30 0.25 0.24 0.15 0.17 0.14


LTIFR*
Australian Construction Materials
Cement
Clay & Concrete Products
Plasterboard
Timber
USA
00/01 01/02 02/03

* Lost Time Injury Frequency Rate per 1 million hours worked

* Lost Time Injury Frequency Rate per 1 million hours worked

Boral is committed to the training and development of employees to ensure they have the necessary skills and knowledge to work safely and to contribute to ongoing improvements in safety performance.





In July 2003, Boral was prosecuted for the accidental death of an employee in 2001 at our Albury Brick plant in NSW. The penalty of $130,000 was substantially less than the maximum possible penalty because of the way the Company had responded to the tragic accident and cooperated with WorkCover authorities, because it was a first offence of such a serious nature for the Company and because of the clear measures immediately put in place to substantially reduce the risk of a similar accident occurring anywhere else in the Company.

Boral's Occupational Health and Safety (OHS) Strategy, which is underpinned by our OHS Policy and our corporate Values, is to ensure no harm to our employees and those people who come in contact with our operations. Our strategy is to pursue ongoing improvements in performance by allowing businesses to develop and implement systems and solutions appropriate to their specific operations and risks.

We believe that the key drivers of improved safety performance are:

- Leadership
- A strong focus on our people
- Focus on performance
- Systematic Risk Management, and
- Effective use of data and analysis.

**Heath and Safety Policy**

In keeping with our Value of Respect, Boral promotes a culture where harm to our people through work is unacceptable. The Company is committed to providing safe and healthy working conditions for all people involved in our business including contractors, visitors and the general public. All of Boral's people have responsibility for implementing this Policy.

In meeting our commitment the Company will:–

- Demonstrate commitment and leadership through all its managers.
- Clearly define health and safety responsibilities for managers, front line managers, employees and contractors.
- Work to eliminate hazards and practices that could cause incidents, injuries and illnesses.
- Utilise the framework of the Boral HSE Best Practice Elements and Australian standards 4801 and 4804-OHS Management Systems to integrate health and safety into business management systems and to achieve the highest standards of health and safety.
- Comply with all applicable health and safety acts and regulations, as a minimum.
- Incorporate health and safety into the business planning cycle so that objectives can be set, plans formulated and performance measures determined for the purpose of continually improving our management systems.
- Train and develop our employees to ensure they have the necessary skills and knowledge to work safely and to contribute to ongoing improvements in safety performance.
- Involve and consult with all people who work for the Company in identifying, assessing and controlling workplace hazards and in reviewing health and safety performance
- Undertake to help our people to achieve full recovery through prompt treatment and active rehabilitation programs following workplace illness or injury.
- Allocate resources to meet the commitments of the Policy.

This signed statement of Policy confirms our personal commitment to making Boral workplaces safe and healthy for all employees and is to be displayed at all work locations.

**R.T. PEARSE** MANAGING DIRECTOR

Boral is committed to having active and committed leaders around safety management operating at all levels within the business. It is a function of the Board to oversee the management of occupational health and safety. In this capacity, Boral's Executive General Managers present detailed OHS Management Plans on an annual basis to the Board for review and approval. Performance updates are provided to the Board on a monthly basis.

Boral Learning Services has for many years delivered a consistent corporate OHS training program for Boral's managers and supervisors. Through 2002/03 that program was revised and updated to incorporate the latest trends in OHS management.

We believe that sustainable improvements in OHS is driven by the recruitment, development, training and support for people who are willing and able to support and build on safety improvements.


HOURS LOST %
0.22
0.18
0.15
Australian Construction Materials
0.08
0.16
0.12
Cement
0.14
0.15
0.11
Clay & Concrete Products
0.31
0.45
0.19
Plasterboard
0.35
0.54
0.16
Timber
0.06
0.08
0.17
USA
00/01
01/02
02/03

## Reduction in waste generation followed by recycling and reuse of materials is fundamentally important to our businesses on both environmental and financial grounds

We believe that by holding managers accountable for OHS outcomes and tying remuneration to safety outcomes we are assured of a strong safety focus. All line managers have a proportion of their remuneration linked to the safety performance of their business.

Boral is committed to applying systematic approaches to the management of our health and safety risks. In those states where self-insurance for workers' compensation will improve OHS performance and makes solid financial sense we are implementing OHS management systems consistent with the state licence requirements. Strong results in external audits against Australian Standard 4801 confirm that we are on the right path to achieve self-insurance.

We have a strong focus on collecting and analysing data and driving improvements through a better understanding of risks and exposures.

**INDUSTRIAL RELATIONS**

Boral's Australian operations have more than 200 enterprise agreements and collective workplace arrangements currently in place under a range of state and federal jurisdictions. Across our over 450 Australian operating sites we engage more than 9,000 employees and deal with some 70 different union branches. In 2002/03 in excess of 50 of our agreements have been successfully renewed.

Our industrial relations strategy requires line ownership and a strong local focus on business unit needs and issues, with employees and their representatives playing a consistent and ongoing role. In some cases industrial negotiations are also undertaken with owner driver contractors. Current arrangements have been successfully achieved in all states and territories with the exception of the Australian Capital Territory (ACT).

In 2002/03 protracted negotiations with contract owner drivers in the ACT were unsuccessful although similar contracts around a new rate structure to bring Boral in line with industry competitors and the implementation of a more flexible fleet of concrete vehicles were achieved with the TWU and NSW owner drivers. Boral subsequently decided to move to a company-owned, employee-driver fleet in the ACT and this has been successfully implemented. In excess of six months notice was given to the group of 21 contractors in the ACT to terminate their contracts, with offers being made to purchase their vehicles at market rates and they were invited to apply for employment with Boral Concrete ACT.

**ENVIRONMENTAL MANAGEMENT AND PERFORMANCE**

Boral's businesses, operating at more than 540 sites in Australia and overseas, either hold, have applied for, or are currently negotiating for all relevant environmental licences, permits and plans. Boral is committed to compliance as the absolute minimum operational requirement, as stated in our environmental policy.

During the year, one significant event and a number of small failures to meet that commitment have been penalised by regulatory authorities. The significant non-compliance occurred in May 2001 at a Boral concrete batching plant at St Peters, NSW, when an act of sabotage (recognised as such by the Land and Environment Court) led to high pH (alkaline) waters being discharged into the Alexandria Canal. The penalty applied was $20,000, with costs of $8,500.

A further eight minor non-compliances (Penalty Infringement Notices or their equivalent) in Australia and two Notices of Violation in the USA resulted in total financial penalties/consent orders by EPAs and local/state governments of A$11,100 and US$6,500 respectively.

During the year, 22 Australian and 14 US full compliance and/or systems (long-form) audits were undertaken. Emphasis was placed on environmental short-form Managers Audits (for Australian Construction Materials – two per year per site) and Environmental Improvement Plans (EIPs) (for Clay and Concrete Products). For all long- and short-form audits and EIPs, action plans are developed and progress on actions is reported in monthly environmental reports. There was a reduced requirement for divestment (1) and acquisition and pre-lease (6) corporate audits during the year.

Boral's formal Australian environmental training program was temporarily discontinued during the first half of 2003 whilst the combined course (OHS & E) was overhauled. Despite this, 56 front-line managers underwent training in four environmental courses during 2002/03. This is substantially outweighed by other business specific environmental awareness training (289 personnel/ 19 courses), short-form Manager Audit training (44 personnel/16 courses), residual EIP training (6 personnel/1 course) and sustainability/BSSDT training already mentioned (158 personnel/11 courses). In the USA over 60% of the workforce underwent some form of environmental training during the year.

**SITE REMEDIATION**

Since 1995, in Australia, Boral has carried out over 140 initial contaminated site investigations, undertaken 95 Stage 2 (intrusive) investigations and fully or partially remediated 77 sites.

Remediation occurred either because the site was due to be divested, or was driven by Boral's commitment to minimise environmental risk, comply fully with legislation and eliminate potential liabilities. The intensity of this work has reduced recently as most high risk sites have or are being dealt with. Currently the major site remediation project is the Boral Asphalt site at Whinstanes in Brisbane where remediation is being undertaken as part of redevelopment of that site.

As part of Boral's Towards a Greener Future partnership with Landcare Australia and Conservation Volunteers Australia, we undertake a range of regeneration and conservation projects. We have completed 42 separate conservation projects across Australia.





**RECYCLING, REUSE AND ECO-EFFICIENCY**

Reduction in waste generation followed by recycling and reuse of materials is fundamentally important to our businesses on both environmental and financial grounds. Examples of reuse and recycling undertaken by Boral include:

- Recycled asphalt pavement (RAP) into new asphalt product and alternative road building materials (e.g. "Enviroblend" and "Superfill"),
- Reprocessed concrete (e.g. "Envirocrete" and "DGB20"),
- Concrete washout combined with low value aggregate ("Recycled Road Gravel"), and
- Processing and incorporation of plasterboard, masonry and brick bat waste into new product.

Recycling and reuse provides a double economic benefit, firstly in reducing the cost of raw materials and secondly in minimising disposal costs. The same applies to water management and reuse and in both cases conserves primary resources.

An eco-efficiency case study was carried out on seven representative Boral concrete plants in metropolitan Sydney under the Australian Chambers of Commerce Eco-Efficiency Agreement with Australian Business Limited. Data on raw materials, energy and water consumption, and waste and carbon dioxide generation was collected over a four-month period. As a result we now have available recommended eco-efficiency benchmarks (per $m^3$ of concrete produced) which can be used for comparison and improvement targets at other concrete batching plants. Because of the significant variation in energy efficiency between the plants (largely as a result of varying usage of diesel powered front-end loaders), total attributable carbon dioxide varied from 1.75 to 4.39 kg $CO_2$ per $m^3$.

**Environmental Policy**

Boral embraces the principle of sustainable development, ie. development which meets the needs of the present without compromising the ability of future generations to meet their own needs. We believe this principle is fundamental to Boral's continued success and growth.

Boral is committed to pursuing industry specific best practice in environmental performance. As an international resources-based company, we acknowledge that our shareholders, employees and the community at large expect responsible environmental practice by Boral's businesses.

Specifically Boral is committed to:

- conducting our operations to minimise environmental risk and, wherever practicable, eliminate adverse environmental impacts
- continual improvement of our environmental performance including regular review and the setting of *rigorous environmental objectives and quantified targets – particularly with regard to:*
  - efficient use of energy (including appropriate utilisation of alternative fuels)
  - conservation of water
  - minimisation and recycling of wastes
  - prevention of pollution
  - effective use of virgin resources and supplemental materials
- open, constructive dialogue with communities surrounding our operations
- reducing the greenhouse gas emissions of our processes and facilities
- complying with environmental legislation, regulations, standards and codes of practice relevant to the particular business as the absolute minimum requirement in each of the communities in which we operate
- conducting business with suppliers and contractors who have a commitment to the values and objectives contained in this environmental policy
- remediating our contaminated sites to standards internationally acceptable for the site purpose.

To support these commitments, Boral will progressively implement and maintain environmental management systems for its businesses based on the international standard ISO 14001 or its equivalent.

Through communication and training, our employees and contractors will be encouraged and assisted to enhance Boral's environmental awareness and performance.

**R.T. PEARSE** MANAGING DIRECTOR

**ENERGY USAGE AND GREENHOUSE GAS EMISSIONS**

A comprehensive compilation and assessment of Boral's energy consumption in Australia in 2001 established that less than 60 of more than 470 Boral operating sites in Australia produce around 90% of our Australian greenhouse gas (GHG) emissions. Efforts in energy use reduction are being concentrated on those sites.

Boral Transport constitutes a significant contributor to Boral's total GHG emissions. The possibility of a dual fuel system (compressed natural gas (CNG) and diesel) in new units is being explored. If successful, the dual fuel engine has the potential to reduce GHG emissions by around 8% over straight diesel.

Boral's principal GHG emissions are from Blue Circle Southern Cement (BCSC) operations. BCSC continues to participate in the Australian Federal Government's voluntary Greenhouse Challenge Program through an industry cooperative agreement with the Cement Industry Federation (CIF).

Since 1990 (the Kyoto Protocol benchmark year) the Australian cement industry has:

- Reduced manufacturing process GHG emissions by 4% per tonne of product sold.
- Cut fuel related $CO_2$ emissions per tonne of product sold by over 24% and electricity related emissions per tonne of product sold by 15%, and as an overall result.
- Cut total GHG emissions by 13% per tonne of product sold.

# Boral's annual Awards for Excellence recognise outstanding achievements throughout our operations.

In 1990, BCSC's absolute GHG emission totals were 1.8 million tonnes and this fell by 13% to 1.6 million tonnes in 2001 and 2002. Total emissions per tonne of cementitious product sold has reduced to 0.7039t in 2002 compared with 0.7999t in 1990 (12% reduction). All CIF members' GHG inventories are independently verified.

Improvements have resulted from both energy efficiency actions (including optimisation of heat recovery in the manufacturing process and improved operational control of cement mills) and effective use of cementitious materials (fly ash and granulated blast furnace slag – 11% replacement in each case) and alternative fuels (such as used tyres, waste oil, spent solvents and carbon dust).

In 2002/03, Boral announced a $131 million upgrade of its BCSC operations at Waurn Ponds (Victoria) and Berrima (NSW). These projects will provide the ability to increase the level of alternative fuels used in the plants as well as improved operational efficiency thereby leading to further reduced GHG emissions per unit of cement production.

Boral has continued as a Partner in the Sustainable Energy Development Authority (SEDA) Energy Smart Business Program. This commits us to the implementation of cost effective energy efficiency projects in NSW. Since commencement in 1998, Boral has reached annual savings of 332,000 GJ of energy and 38,000t $CO_2$e, and qualifies for a Gold Award in 2003. At the beginning of August 2003, Boral had achieved the second highest cumulative GHG savings of the 230 companies that have taken part in the Energy Smart Business Program since its inception in 1997.

To put our emissions, and our efforts to reduce them, into perspective recent research has shown that stand-by power consumption by Australian households emits more than 5 million tonnes of $CO_2$ per annum*.

* Stand-by power is the energy used by an appliance while plugged in but not performing its central function. Source: Australian Greenhouse Office, www.greenhouse.gov.au/energyefficiency.

### Boral Awards for Excellence

Boral's annual Awards for Excellence recognise outstanding achievements throughout our operations. There were 111 submissions received for the 2003 Awards across eight categories: safety; performance enhancement; expansion and growth; innovation; sales, marketing and customer relations; competitive advantage; people practices; and, environment and community relations. In addition, the Managing Director's Award for Excellence provides the opportunity to recognise a Boral team for a stand-out performance. The 2003 Managing Director's Award was awarded to the team at Boral Windows for a stunning turnaround in business performance (see page 10).

### Safety

Winner

Boral Timber Hardwoods: With 11 sites and 301 employees, Hardwoods had the worst workers compensation and injury performance in Boral. In its first year of adopting the "Safemate" program, the Timber team has reduced its LTIFR from 13 to 7 and achieved a WorkCover discount of $150,000.

Finalists

Clay & Concrete Products, Midland Brick: After winning the Safety Award in 2002, Midland Brick's challenge has been to achieve industry best practice and continual safety improvement. Comprising of 633 people, the team has recorded a 25% reduction in total recordable cases (TRC) and obtained a Silver Award rating by WorkSafe WA for the year ending June 2003.

Boral Bricks USA, Phenix City Brick Plant 4: With 91 employees, Phenix City Plant 4 went from 'worst to first' in safety in Boral's US operations by implementing a "behaviour-based safety process". Positive results include a safer and more productive workforce, a 42% reduction in the number of workers compensation claims and 80% lower workers compensation costs.

### Performance Enhancement

Winner

Australian Construction Materials, Victoria – Rags to Riches in Roads: Substantial change was required in this business; performance in 1999/2000 was at an unsustainable level. The group developed three strategies for improvement: customer based solutions, changed business structure and logistics management. ROA has substantially improved.

Finalists

Boral Timber Warehouses – Turning to Success: This part of the Timber business has substantially turned around from an operating loss two years ago. Success was based on the sale of non-profitable business units, reduction in aged stock and additional customer service offers.

Clay & Concrete Products – Building Competitive Advantage through Supplier Relationships: Boral Masonry's business interactions with raw material suppliers tended to focus on price negotiations with little consideration given to leveraging technical expertise. The team developed service level agreements with both internal and external suppliers, substantially improving quality and reliability.

### Expansion and Growth

Winner

Australian Construction Materials – Use of a Second Brand to Perform and Grow: Concrite has been run as a second brand since being acquired by Boral in September 2001 and has delivered strong results, ahead of expectation.

Finalists

Clay & Concrete Products – Paving Supply and Lay: Boral Masonry SA has built a supply and lay business servicing local government and civil contractors which does not impinge on the territory of its growing reseller network.

Cement, NSW – Making of Lime and Burnt Dolomite at BCSC Maldon: Following operational trials and without spending large amounts of capital, the cement kiln at Maldon has been used to produce lime for a rapidly growing market.

Cement/Timber, Qld – Boral Working Together: Boral Formwork & Scaffolding and Boral Timber developed formwork products and markets to strengthen Boral's position. So far, the benefits have been an increase in national market share of "formply" from 18% to 27%.

### Innovation

Winner

Plasterboard, Vic – EurekaWALL System: Also recognised for its Competitive Advantage, EurekaWALL is an innovative inter-tenancy wall system developed in response to customer's needs in high rise residential construction (see page 11).

Finalists

Australian Construction Materials – Greystanes Residential Project: A partnership with Delfin has been established to create the residential precinct at Boral's Greystanes Estate. By using the development expertise of Delfin, Boral's profit potential has improved at minimum risk.

Clay & Concrete Products, Midland Brick – Ceramic Wear Parts: A team at Midland Brick identified alternative materials for use in brick machine internal wear parts, delivering substantial cost savings per annum.

In 2002/03 Boral formed two new community partnerships. Boral is proudly supporting the Bangarra Dance Theatre and is sponsoring the rural precinct of Taronga Zoo's new "Backyard to Bush" exhibit.





### Sales, Marketing and Customer Relations

Winner
Clay & Concrete Products – The Boral Outdoor Design Guide: An outstanding marketing initiative, incorporating a booklet, website, incorporating direct marketing, call centres and promotions, has differentiated Boral as the expert in landscape products whilst supporting customers in their decision making process. Revenue increases have been directly attributed to the campaign.

Finalists
Clay & Concrete Products, Roofing NSW – Sales Excellence Program: This program has equipped the roofing team with the knowledge and expertise needed to gain a competitive advantage in the marketplace. The process includes sales reporting, customer analysis, sales planning, consultative sales training and implementing clearly defined customer action plans.

Australian Construction Materials, Boral Concrete Qld – Comalco Alumina Refinery Project: ACM was awarded the supply of 80,000m³ of concrete for this project. Boral decided at the tender stage to show that the preferred supplier would not necessarily be the cheapest supplier. Instead, focus was on customer relationships, efficient logistics solutions and delivering operational excellence (see page 4).

### Competitive Advantage

Winner
Boral Timber – Boral Softwood, Oberon: After the formation of a joint venture with Cart Holt Harvey and the ensuing major capital upgrade of the softwood mill at Oberon, we believe we are now the lowest-cost structural timber manufacturer nationally.

Finalists
Plasterboard – EurekaWALL System: The sales and development teams developed this innovative, light weight, inter-tenancy wall system suited to high rise construction (see page 11).

Australian Construction Materials – Price & Margin Management Project: The ACM team has restored strategic direction to pricing through price structures, defined discount eligibility criteria, practical control mechanisms and disciplined reporting.

Cross Divisional – Grey Masonry Block Improvement Team: A team from NSW Metro Quarries, Masonry and Procurement developed a new sand and aggregate mix for Boral Masonry, enabling greater predictability of finished product through improved raw material and process control.

### People Practices

Winners
Boral Industries Inc (USA) – Boral Bricks University: A five-module program designed to enhance and expand employees' understanding of products, procedures and brands. The first class graduated in October 2002.

Australian Construction Materials – ACM Frontline Development: This competency-based program is aimed at the places where profits are made in ACM: quarries, concrete plants, asphalt gangs and transport yards. 1,300 of ACM's frontline employees are currently enrolled (see page 7).

Finalists
Boral Plasterboard – Interior Lining Enterprise Training Package: Concerned about the shortage of qualified tradespeople, especially in interior linings, the team developed and implemented a nationally recognised, ANTA accredited qualification. 41 people are currently enrolled.

US Tile – The Gainshare Experience at US Tile: The US Tile Gainsharing Committee developed a well-organised communication/evaluation process to allow employees to track business performance against bonus targets.

### Environmental and Community Relations

Winner
Boral Timber, Plywood – Keen to be Green: The Plywood team has undertaken a range of environmental and community initiatives to ensure the ongoing viability of the business, including community awareness programs and involvement with community groups, as well as improved water management, visual screening upgrades and reduction in noise, dust, and odours as well as.

Finalists
Clay & Concrete Products, Midland Brick – Partnership with the Hills Community Support Group: Midland Brick and the HCSG partnership creates employment and development opportunities for disadvantaged youth in Perth. The partnership was recognised by winning the Prime Minister's Award for Community Business Partnerships (WA large business category) and was one of three category finalists for the 2002 National Prime Minister's Awards.

Boral Lafarge Gypsum Australian, Indonesia – Kindergarten School Renovation: The Plasterboard team in Indonesia recycled obsolete material to renovate a classroom in a kindergarten in its local village. This small, low cost initiative has built strong, lasting bonds with the local community, delivering substantial benefits to the local school.

## BIODIVERSITY

Boral is dealing responsibly with numerous biodiversity issues across many of our large land holdings. We are in a position where poor management of our land assets could significantly harm biodiversity, but through good management Boral could and should enhance biodiversity.

Compliance with the federal Environment Protection and Biodiversity Conservation Act 1999 has led to a potential extension of the Deer Park Quarry in Victoria being declared a "controlled action", thus requiring further studies and management plans to be developed to protect the Striped Legless Lizard, *Delma impar*. At the Montrose Quarry (also in Victoria) studies are underway to increase the habitat for species such as Powerful Owls.

In 2003, Boral's Petrie Quarry won the Institute of Quarrying National Environmental Award for Excellence in Environmental Management. At Petrie Quarry we have a number of community and environmental partnerships which are based around establishing and managing habitats for koalas and specific fish and frog breeds. A similar approach, including the proposed establishment of an Ecological Reserve, is being pursued at the Narangba Quarry as part of ACM Queensland's concept of "Sustainability through Community Involvement".

Boral's Towards a Greener Future partnership with Landcare Australia and Conservation Volunteers Australia (see Community Partnerships) leads to greater available habitats in numerous locations.

## TIMBER OPERATIONS

Boral sources native timber for its hardwood operations in northern NSW pursuant with a Wood Supply Agreement with the State of New South Wales and State Forests of NSW. During 2002/03 Boral reached agreement on long-term wood supply with the NSW State Government; this effectively secures a long-term supply of hardwood resource through to 2023.

## The fundamental requirement to consult and work closely with the community is increasingly important for Boral's sustainability.

The timber supplied by State Forests is from regrowth forests and does not fall into the category of High Conservation, Old Growth Forest.

Harvesting of Timber by State Forests of NSW is regulated by the Regional Forest Agreements (RFAs) between the Commonwealth of Australia and the State of NSW, ensuring effective conservation, forest management and forest industry outcomes.

Beyond the Wood Supply Agreement, Boral will be undertaking a hardwood plantation feasibility study which could significantly improve the sustainability of the NSW north coast hardwood timber industry.

In August 2003, Boral announced plans to invest $19 million to build the first stage of a large scale, state-of-the-art engineered flooring plant in northern NSW. This plant will lead Boral's push towards a more value-added use of scarce native hardwood resource, supporting a more sustainable timber business in NSW.

Plantation softwood timber for Boral's softwood joint venture business with Carter Holt Harvey, Highland Pines Limited, is also supplied by State Forests of NSW. During the year, an additional 175,000 $m^3$ of softwood logs was secured by Highland Pines.

**COMMUNITY CONSULTATION**

The fundamental requirement to consult and work closely with the community is increasingly important for Boral's sustainability. Boral's businesses are committed to continuing open dialogue and to resolving issues that may cause community concerns.

Open consultation and tangible efforts to address community concerns are underway at many Boral operations, particularly where there are redevelopment activities and upgrade programs taking place but also as part of our day to day operations. Key sites undertaking consultation programs include Midland Brick (WA), Boral Hancock Plywood (Qld), Greystanes (NSW), Berrima and Maldon cement works (NSW), Waurn Ponds cement works (Vic), Orange Grove Quarry (WA), Linwood Quarry (SA), Montrose Quarry (Vic) and Boral Asphalt at Enfield (NSW). The levels of interaction vary across Boral sites. Some sites have advanced programs with open days, regular community meetings, community surveys and newsletters. A small number of sites have been slower to engage with the local community, creating an atmosphere of distrust which it is hoped will be repaired as ongoing consultation and mitigation measures proceed.

**COMMUNITY PARTNERSHIPS**

Boral has several national sponsorship programs, which are intended to make a meaningful contribution to the social and economic well-being of communities where we operate and where possible to engage our employees. A total of $280,000 was committed to corporate community partnerships and sponsorships in 2002/03 including $50,000 which was donated to political parties (allocated equally to Australia's major federal and state political parties).

Boral's Towards a Greener Future partnership with Landcare Australia Limited (LAL) and Conservation Volunteers Australia (CVA) continued in 2002/03, with the objective of undertaking a range of regeneration and conservation projects around Australia through the provision of financial support, employee volunteering, and provision of equipment. Since the launch of the partnership in November 2001, we have completed 42 conservation projects across Australia involving revegetation of 254,000 $m^2$ of land, weeding of a further 1,005,870 $m^2$ of land and the construction of 5.8 km of community walking tracks.

In 2002/03, Boral formed a three-year partnership with Sydney's world renowned Taronga Zoo and its sister zoo in Dubbo, Western Plains Zoo. Through the provision of building and construction materials in-kind and educational materials primarily targeted at school age children, Boral is the official sponsor of the rural precinct of Taronga's "Backyard to Bush" exhibit, which has a strong sustainability and Australian focus. Since the commencement of the partnership, over 230 Boral staff and their family members have visited Taronga and Western Plains Zoos.

A second new partnership was formed in 2002/03 between Boral and the Bangarra Dance Theatre. We are particularly proud to be supporting this world class, uniquely Australian indigenous dance group and delighted that we have been able to use several regional and capital city performances for corporate hospitality events.

In October 2002, close to 200 Boral employees and their families participated in the Walk for a Cure to support Juvenile Diabetes research. In addition to a small corporate donation, employee fundraising activities allowed us to contribute in excess of $10,000 to the cause. Boral has committed to support this event again in 2003 and has undertaken to substantially increase the level of staff and family involvement throughout Australia.

During the year, Boral joined with other Australian building and construction industry companies to provide much needed financial assistance to the Warrah Society. Warrah provides services to children and adults with disabilities. Boral's support assisted with the construction of a new residential cottage in Sydney's north west.

In addition to our corporate partnership programs, we have numerous local community partnerships in place, which generally involve non-financial support. Several of Boral's business-level community support programs involve the provision of product for a number of charity homes around Australia.

# Management Committee

**Rod Pearse** 1
CEO and Managing Director
Biography on page 46

**Emery Severin** 2
Executive General Manager, Australian Construction Materials
Emery is 47 and was National General Manager of Blue Circle Southern Cement from 1999 before becoming Executive General Manager of the Australian Construction Materials division. He was previously Regional General Manager of Boral's NSW Construction Materials Group from 1996-1998. Prior to joining Boral he held various management roles at BHP Steel from 1986-1995. Emery has a doctorate of philosophy in physical chemistry from Oxford University and a science degree (Honours) from the University of NSW.

**Phil Jobe** 3
Executive General Manager, Cement
Phil is 49 and was Regional General Manager for Boral's NSW Construction Materials Group from 1999 before becoming Executive General Manager of Boral's Cement division. He was also General Manager of Boral's Construction Related Businesses from 1995-1999. Prior to joining Boral, Phil was Managing Director of the Stegbar Group of Companies from 1987-1994. He holds a commerce degree from the University of NSW.

**Keith Mitchelhill** 4
Executive General Manager, Clay & Concrete Products
Keith is 40 and rejoined Boral as Executive General Manager of Clay & Concrete Products in August 2002 from Sirius Telecommunications where he was CEO of the Phoneware Division. He was previously Executive General Manager of Boral Timber from 2000-2001, General Manager, Boral Masonry from 1997-1999 and General Manager Marketing, Boral Building Products Group from 1996-1997. Prior to that he held positions with Laminex BTR Nylex and NEC Australia. He holds an economics degree (Honours) and an MBA from Monash University.

**Peter Boyd** 5
Executive General Manager, Timber
Peter is 40 and is Executive General Manager for Boral Timber. He was Divisional General Manager of Boral Masonry from 1999-2001 and prior to that was NSW General Manager, Boral Plasterboard from 1997-1999. Before joining Boral, Peter worked as a management consultant with the Boston Consulting Group from 1994-1996 and prior to that worked in a variety of operational roles with CSR from 1986-1992. He holds a mechanical engineering degree from the University of Technology (Sydney) and an MBA from Melbourne University.

**Ross Batstone** 6
Executive General Manager, Plasterboard
Ross is 55 and was Boral's Divisional General Manager Plasterboard Australia from 1996-2000 before becoming Executive General Manager of the Plasterboard division. He was previously Boral's Divisional General Manager Roofing from 1991-1995, Chief Executive Montoro Resources Ltd from 1988-1990 and held various roles at Shell Company of Australia from 1970-1987. He holds chemical engineering and commerce degrees from Queensland University.

**Dennis Brown** 7
President, Boral USA
Dennis is 57 and has been President of Boral Industries (USA) since November 1998. Previously he was President of Boral Bricks USA from 1995-1998 and Corporate Vice President at Butler Manufacturing. He holds a science degree in business management from Lipscomb University, Tennessee.

**Ken Barton** 8
Chief Financial Officer
Ken is 37 and has been Boral's Chief Financial Officer since December 2002. He was previously Vice President and Chief Financial Officer of Boral Industries Inc in the USA from August 2000. Prior to joining Boral, he was Vice President Finance, Pioneer USA from 1997-2000 and prior to that he was a Partner in the Corporate Finance division of Arthur Andersen based in Sydney. Ken has an economics degree from the University of Sydney and is an Associate of the Institute of Chartered Accountants in Australia and the Securities Institute of Australia.

**Michael Scobie** 9
General Manager, Corporate Services and Company Secretary
Michael is 57 and is General Manager, Corporate Services and Company Secretary of Boral. He has 30 years service with the Boral Group and has held secretarial, general counsel and other corporate roles since 1983. Michael holds a law degree from the University of Sydney.

**Bryan Tisher** 10
General Manager, Corporate Development
Bryan is 40 and is General Manager, Corporate Development. He was previously General Manager, Strategic Planning for Boral's Construction Materials Group from 1998-1999. Prior to joining Boral he held a variety of roles at Rio Tinto (1985-1998) including roles in project finance, business development and engineering design and construction. He holds a civil engineering degree (First Class Honours) from Monash University and an MBA from Harvard Business School.

**Robin Town** 11
General Manager, Human Resources
Robin is 51 and has been Boral's General Manager Human Resources since June 2001. He was previously President of Boral Material Technologies in the USA from 1999-2000 and Regional General Manager of Boral's Construction Materials business in Queensland from 1996-1999. Prior to joining Boral, he worked in the cement industry with Queensland Cement for 23 years. He holds a chemical engineering degree from the University of Queensland.


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# Financial Review

## Boral's net profit for the year increased by 47% to $283.2 million compared to the net profit for the year ended June 2002 of $192.4 million.

**STATEMENT OF FINANCIAL PERFORMANCE**

Boral's net profit for the year increased by 47% to $283.2 million compared to the net profit for the year ended June 2002 of $192.4 million. Net profit is equivalent to 49.1 cents per share, up 15.4 cents per share compared with the prior year. A final dividend of 12 cents per share has been declared which will be fully franked. This represents an increase from the 2002 final and 2003 interim dividend of 10 cents and 11 cents respectively franked at 75%.

The Group's revenue from operating activities increased by 10% over the previous year to $3.8 billion. The revenue increase was due, in part, to the volume uplift in our Australian businesses resulting from continued strong construction industry activity, particularly in the dwellings market. Price increases, most significantly in the Construction Materials segment, also contributed to the revenue increase. US revenues were relatively flat due to the strengthening of the Australian dollar against the US dollar. In US dollar terms, revenues in the US businesses increased 8%, in part, due to the benefit of around three months' revenue contribution from the recently acquired Franklin Bricks business.

The Group's operating profit before interest and tax for the year increased by 39% compared to the previous year to $477.7 million.

The Australian operations generated operating profits of $356.7 million during the year, up 56% compared to the prior year. Earnings improvements were due to a continuation of the strong price improvements in aggregates, cement and concrete seen during the first half of the year. Overall, the Construction Materials operations reported operating profit of $238.2 million, an increase of 67% over the prior year. The Australian Building products businesses experienced increased volumes compared to the prior year, driven largely by the strength in the dwellings market. Profits were up in all areas of the Building Products segment. In the US, profits translated to Australian dollars were marginally up compared to the prior year. In US dollar terms, however, profits increased by 14% with improvements from the US flyash activities and tile operations offsetting a lower bricks result.

The Group net profit includes equity accounted profits of $51.0 million, an increase of 14% on the prior year as a result of a strong performance by MonierLifetile and the plasterboard joint venture in Asia with Lafarge.

EBIT margin on sales improved from 9.8% to 12.5% due largely to the improved earnings from the Construction Materials operations.

Net interest expense increased from $63.2 million to $67.8 million. This increase was predominantly due to the introduction of a higher proportion of fixed rate debt as a consequence of our US$300 million unsecured note placement which occurred in the later part of the prior financial year. EBIT interest cover improved from 5.4 times to 7.1 times as a result of the higher earnings.

The average tax rate for the year reduced modestly from 31.1% to 30.8% due partly to the continued benefit of favourable tax environments for the Asian plasterboard joint venture.

Dividends declared during the year totalled $132.6 million and represents a payout ratio of 47% of profit after tax. Boral continued its Dividend Reinvestment Plan (DRP) which resulted in proceeds of $34.8 million being applied to issuing 7,950,250 shares during the year. Boral will continue to offer a DRP and will continue its on-market buy-back equivalent to the DRP to minimise earnings per share dilution.

**STATEMENT OF FINANCIAL PERFORMANCE**

| for the year ended 30 June | 2003 $millions | 2002 $millions |
|---|---|---|
| Sales revenue | **3,831.0** | 3,488.8 |
| EBITDA | **671.8** | 531.5 |
| Depreciation and amortisation | **194.1** | 188.3 |
| **EBIT** | **477.7** | **343.2** |
| Net interest | **(67.8)** | (63.2) |
| Operating profit before tax | **409.9** | 280.0 |
| Income tax expense | **(126.1)** | (87.2) |
| Outside equity interests | **(0.6)** | (0.4) |
| **Operating profit after tax** | **283.2** | **192.4** |
| Earnings per share | **49.1** | 33.7 |

**STATEMENT OF FINANCIAL POSITION**

The net financial position of the group strengthened during the year with total equity increasing by 9.8% to $2,140 million whilst net borrowings decreased 13% to $763.9 million. The change in net borrowings was due to approximately $255 million of growth capital and investments during the year. This was offset by a favourable currency adjustment of around $124 million due to the strong Australian dollar and translation of our significant US dollar borrowings. The Group's gearing (measured as net debt to equity) reduced from 45% to 36%. This was slightly below our stated target range of 40 to 60% however significant expenditures are yet to occur on announced capital projects.

Boral's long term and short term credit ratings continued at BBB+/A2 with Standard and Poor's and Baa1/P2 with Moody's Investors Service.

At 30 June 2003, the Group had available undrawn committed and uncommitted debt facilities of $2,824 million. Boral's average debt maturity profile at 30 June 2003 was 6.3 years compared with 6.9 years at 30 June 2002.

Boral has hedged its foreign exchange exposures (primarily US dollar denominated) arising from investments in overseas operations. Earnings from foreign operations are not hedged.

Boral is exposed to financial risk in its operations as a result of fluctuations occurring in interest/foreign exchange rates and certain commodity prices. Boral uses financial instruments to manage such risks.

The return on shareholders funds rose from 9.9% to 13.2% during the period.

### STATEMENT OF FINANCIAL POSITION

| for the year ended 30 June | 2003 $millions | 2002 $millions |
|---|---|---|
| Current assets | **1,121.3** | 1,081.9 |
| Non current assets | **2,916.6** | 2,833.4 |
| **Total assets** | **4,037.9** | **3,915.3** |
| Current liabilities | **814.1** | 778.4 |
| Non current liabilities | **1,083.6** | 1,187.2 |
| **Total liabilities** | **1,897.7** | **1,965.6** |
| Net assets | **2,140.2** | 1,949.7 |
| **Total equity** | **2,140.2** | **1,949.7** |

### DEBT AND GEARING

| for the year ended 30 June | 2003 $millions | 2002 $millions |
|---|---|---|
| Total debt | **829.1** | 924.5 |
| Total cash and deposits | **65.2** | 43.4 |
| **Net debt** | **763.9** | **881.1** |
| Total shareholder equity | **2,140.2** | **1,949.7** |
| **Gearing ratios %** | | |
| Net debt: equity (%) | **36%** | **45%** |
| Net debt: equity plus net debt (%) | **26%** | **31%** |
| Interest cover (times) | **7.1 times** | **5.4 times** |

### CASH FLOW

The Group generated operating cash flows of $488.6 million after payment of interest and income tax. This represents an increase of 25% or $96.6 million over the cash flow reported last year. The improvement in operating cash flow reflects the strong earnings performance of the business units.

These cash flows were used to fund around $422 million of capital and acquisition expenditure. This included the acquisition of the assets of Franklin Brick, the acquisition of shares of Barnu Pty Limited, the owner of a lime business in New South Wales, the acquisition of all the shares of Lympike Pty Limited, the owner of the Stud and Track plasterboard distribution business in New South Wales and the acquisition of Allens Asphalt in Queensland.


EBIT* TO SALES %
99
00
01
02
03
9.0
9.0
8.0
9.8
12.5


EBITDA* TO SALES %
99
00
01
02
03
14.5
14.1
13.8
15.2
17.5


EBIT* RETURN ON FUNDS EMPLOYED %
99
00
01
02
03
11.2
13.2
9.7
12.1
16.4


INTEREST COVER, TIMES
99
00
01
02
03
2.9
3.7
4.3
5.4
7.1


NET TANGIBLE ASSETS PER SHARE $
99
00
01
02
03
2.62
2.78
2.89
3.02
3.27

*EBIT before profit/(loss) on disposal of businesses.

# Board of Directors

## Directors' qualifications, experience and special responsibilities


1

2

3

4

5

6

7

**Kenneth J. Moss** 1
Non-executive Chairman, age 58
Dr Moss joined the Boral Board in 1999 and became the Chairman of Directors in 2000. Dr Moss is the Chairman of Centennial Coal Company Limited and a Director of Adsteam Marine Limited, GPT Management Limited and National Australia Bank Limited. He was previously the Managing Director of Howard Smith Limited and is experienced in building materials businesses. He is the Chairman of Australian Maritime Safety Authority, and a Board Member of the Hunter Area Health Service. Dr Moss has an engineering degree (Honours) and a doctorate of philosophy in mechanical engineering from Newcastle University.

**Rodney T. Pearse** 2
Managing Director, age 56
Mr Pearse became the Managing Director and Chief Executive Officer of Boral in January 2000. He joined the Boral Group as the Managing Director, Construction Materials Group in 1994. Mr Pearse had previously held senior management positions in Shell Australia, Shell International and CSR Limited. He is a Board Member of the Business Council of Australia and Outward Bound Australia. He has a commerce degree (Honours) from the University of New South Wales and an MBA (High Distinction) from Harvard University.

**Elizabeth A. Alexander, AM** 3
Non-executive Director, age 60
Ms Alexander joined the Boral Board in 1994. Ms Alexander is a Director of Amcor Limited and CSL Limited. A chartered accountant, she was a partner in PricewaterhouseCoopers in Melbourne until June 2002. Ms Alexander is the National President of the Australian Institute of Company Directors and a member of the Takeovers Panel and the Financial Reporting Council. She has a commerce degree from the University of Melbourne.

**E. John Cloney** 4
Non-executive Director, age 62
Mr Cloney joined the Boral Board in 1998. Mr Cloney is the Chairman of QBE Insurance Group Limited and a Director of Maple-Brown Abbott Limited and Patrick Corporation Limited. He is a member of the Advisory Council of ABN AMRO. His career was in international insurance and he was previously the Managing Director of QBE Insurance Group Limited. Mr Cloney is a fellow of the Australian Institute of Management and the New Zealand Institute of Insurance and Finance.

**Anthony M D'Aloisio** 5
Non-executive Director, age 54
Mr D'Aloisio joined the Boral Board in May 2003. Mr D'Aloisio is a lawyer who has practised in the areas of mergers and acquisitions, trade practices and taxation. He is the Chief Executive of Mallesons Stephen Jaques, a leading law firm, having held that position for the past 12 years. Mr D'Aloisio is the Chairman of the Regulatory Task Force of the Business Council of Australia. He holds an arts degree and a law degree (Honours) from Monash University.

**Mark R. Rayner** 6
Non-executive Director, age 65
Mr Rayner joined the Boral Board in 1996. Mr Rayner is a Director of Alumina Limited. He was previously the Chief Executive of Comalco from 1979 to 1989 and an executive Director of CRA Limited. Mr Rayner is the Vice President of the Academy of Technological Sciences and Engineering. He has a chemical engineering degree (Honours) from the University of New South Wales.

**J. Roland Williams, CBE** 7
Non-executive Director, age 64
Dr Williams joined the Boral Board in 1999. Dr Williams is the Chairman of Australian Magnesium Corporation Limited but will retire from that Board in November 2003. He is a Director of Origin Energy Limited and United Group Limited. Dr Williams had an international career with the Royal Dutch/Shell Group from which he retired as Chairman and Chief Executive of Shell Australia. He holds a chemical engineering degree (Honours) and a doctorate of philosophy from the University of Birmingham.

# Corporate Governance

This section of the Annual Review discloses the detail of Boral's governance principles and practices.

This section of the Annual Review discloses the key details of Boral's governance framework. Boral is committed to ensuring that its policies and practices reflect good governance and that there is compliance with all requirements applying to Australian listed companies.

**FUNCTIONS AND RESPONSIBILITIES OF THE BOARD**

The Board of Directors is responsible for reviewing and approving the strategic direction of the Company and for overseeing and monitoring its businesses and affairs. Directors are accountable to the shareholders for the Company's performance.

The Board reviews and approves the Company's strategic and business plans and guiding policies. Day to day management of the Company's affairs and implementation of its strategy and policy initiatives are delegated to the Managing Director and senior executives.

The functions of the Board include:–

- oversight of the Company including its control and accountability systems.
- reviewing and approving overall financial goals for the Company.
- approving strategies and plans for Boral's businesses to achieve these goals.
- approving financial plans and annual budgets.
- monitoring implementation of strategy, business performance and results and ensuring appropriate resources are available.
- approving key management recommendations (such as major capital expenditure, acquisitions, divestments, restructuring and funding).
- appointing and, where appropriate, removing the Managing Director, who is the chief executive officer, and ratifying the appointments of senior executives including the chief financial officer and the company secretary.
- reviewing the performance of the Managing Director and senior management.
- reviewing and verifying systems of risk management and internal compliance and control, codes of conduct and legal compliance.
- overseeing the management of occupational health and safety and environmental performance.
- approving and monitoring financial reporting and reporting to shareholders on the Company's direction and performance.
- meeting legal requirements and ensuring that the Company acts responsibly and ethically and prudently manages business risks and Boral's assets.

In fulfilling these functions, Directors seek to enhance shareholder value.

**STRUCTURE OF THE BOARD**

The Board of Directors comprises six non-executive Directors (including the Chairman) and one executive Director, the Managing Director and chief executive officer. The roles of Chairman and chief executive officer are separate. The skills, experience and expertise of each Director is set out on page 46 of the Annual Review.

The Board has assessed the independence of non-executive Directors in light of their interests and relationships and considers all of them to be independent. It is considered that none of the interests of Directors with other firms or companies having a business relationship with Boral could materially interfere with the ability of those Directors to act in Boral's best interests. The interests are of Elizabeth Alexander having been a partner of PricewaterhouseCoopers, a professional adviser or supplier, within the last three years but having retired from that firm in June 2002, Tony D'Aloisio being a partner and the Chief Executive of Mallesons Stephen Jaques, a legal adviser, Ken Moss being a Director of Centennial Coal Limited, a supplier and National Australia Bank Limited, a banking and financial services provider and Roland Williams being a Director of Origin Energy Limited, a supplier.

The Board is currently undertaking an evaluation of its own performance. The evaluation encompasses a review of the structure and operation of the Board, the skills and characteristics required by the Board to maximise its effectiveness, and whether the blending of skills, experience and expertise and the Board's practices and procedures are appropriate for the present and future needs of the Company.

The Board has considered establishing a Nomination Committee and decided in view of the relatively small number of Directors that such a Committee would not be a more efficient mechanism than the full Board for detailed selection and appointment practices.

The recent appointment of Tony D'Aloisio as a new non-executive Director to fill a casual vacancy followed a process during which the full Board assessed the necessary and desirable competencies of potential candidates and considered a number of candidates before it decided the most suitable candidate for appointment. The selection process included obtaining assistance from an external consultant to identify suitable candidates meeting the specification determined by the Board and in assessing those candidates.

The key terms and conditions relative to the appointment of Directors and the Company's expectations of them were set out in a letter when the new non-executive Director was appointed. This procedure will be followed for future appointments.

The Company's Constitution requires one third of the Directors to retire from office at the Annual General Meeting each year. Retiring Directors are eligible for re-election. When a vacancy is filled by the Board during a year, the new Director must stand for election at the next Annual General Meeting.

The Directors believe that limits on tenure may cause loss of experience and expertise that are important contributors to the efficient working of the Board. As a consequence, the Board does not support arbitrary limits on tenure and regards nominations for re-election as not being automatic but based on the individual performance of Directors and the needs of the Company. Under the Company's Constitution, the retiring age for Directors is 72 years.

Directors are required to declare the nature of any interest they have in business to be dealt with by the Board. Except as permitted by the Corporations Act, Directors leave Board Meetings and do not vote when business in which they are interested is considered.

After consultation with the Chairman, Directors may seek independent professional advice in furtherance of their duties at the Company's expense.

Pursuant to the Company's Constitution and agreements with Directors and to the extent permitted by law, the Company must indemnify Directors and executive officers against liabilities to third parties incurred in their capacity as officers of the Company and against certain legal costs incurred in defending an action for such a liability.

**ETHICAL STANDARDS AND DEALINGS IN BORAL SHARES**

The Board's policy is that Boral companies and employees must observe both the letter and spirit of the law, and adhere to high standards of business conduct and comply with best practice. Boral's Management Guidelines contain a Code of Corporate Conduct and other guidelines and policies which set out legal and ethical standards for employees. As part of performance management, employees are assessed against the Boral Values of leadership, respect, focus, performance and persistence.

This policy and code guide the Directors, the Managing Director, the chief financial executive and other key executives as to the practices necessary to maintain confidence in the Company's integrity and as to the responsibility and accountability of individuals for reporting and investigating reports of unethical practices. The code also guides compliance with legal and other obligations to legitimate stakeholders.

Boral Directors must hold a minimum shareholding of 1,000 shares.

The Board has a policy that Boral Limited Group directors and officers may not buy or sell Boral shares except within a period of one month after any major public announcement regarding the Company's results and trading prospects (such as the yearly and half yearly profit announcements and the Chairman's Address to the Annual General Meeting). The policy supplements the Corporations Act provisions precluding directors and officers from trading in securities when they are in possession of price sensitive "insider" information.

Share dealings by Directors are promptly notified to Australian Stock Exchange Limited.

**WORK OF DIRECTORS ON STRATEGY AND OTHER MATTERS**

The Board reviews the strategic action plan, approves the annual budget and monitors the Company's performance against them. Initiatives have included disciplined growth strategies, developing the quarry end use business, strengthening capital management and implementing cost efficiencies and other aspects of an extensive operational improvement program.

Directors and senior management meet annually for two days to discuss in detail the strategic direction of the Company's businesses. The Board's focus is on improving shareholder returns and pursuing disciplined growth.

Each month, Directors receive a detailed operating review from the Managing Director regardless of whether or not a Board Meeting is being held.

Non-executive Directors would spend approximately 25 days each year on Board business and activities including Board and Committee meetings, the strategy meeting, visits to operations and meeting employees, customers, business associates and other stakeholders.

The Chairman regularly meets with the Managing Director to review key issues and performance trends.

**DISCLOSURE AND COMMUNICATION**

The Company complies with all relevant disclosure laws and Listing Rules in Australia and has policies and procedures designed to ensure accountability at a senior management level for that compliance.

Boral is committed to effective communication with its investors so as to give them ready access to balanced and understandable information.

**BOARD COMMITTEES**

A Compensation Committee and an Audit Committee assist the effective operation of the Board. Both Committees are wholly comprised of independent non-executive Directors.

**Compensation Committee**

The current members of the Committee are Ken Moss (Chairman), John Cloney and Mark Rayner.

The functions of the Committee are:–

- remuneration and incentive policies and practices (including performance appraisal methodology) for Boral generally.
- remuneration arrangements for the Managing Director and other senior executives (including incentives) and the annual review of those arrangements.
- recruitment, retention and termination policies and practices.
- any Company share plan or other incentive scheme.
- superannuation arrangements insofar as they are relevant to remuneration policies and practices.
- review from time to time the remuneration framework and the structure of the remuneration arrangements for non-executive Directors.

The Committee reviews all of the above matters and makes recommendations to the full Board on remuneration arrangements for the Managing Director and senior executives and as appropriate, on other aspects arising from its functions.

**Audit Committee**

The Audit Committee is chaired by Elizabeth Alexander with the other members being Tony D'Aloisio and Roland Williams. The members possess sufficient technical expertise to fulfil the functions of the Committee. The Committee meets at least four times each year.

The Audit Committee has a formal charter which sets out its role and responsibilities, composition, structure and membership requirements. The Committee has the necessary power and resources to meet the charter including rights of access to management and auditors (internal and external) and to seek explanations and additional information.

The Committee also reviews the Company's compliance with applicable accounting standards and generally accepted accounting principles.

Accounting and financial control policies and procedures have been established and are monitored by the Committee to ensure the accounts and other records are accurate and reliable. Any new accounting policies are reviewed by the Committee. Compliance with these procedures and policies are subject to review by the external and internal auditors.

When considering the yearly and half yearly financial reports, the Audit Committee reviews the carrying value of assets, provisions and other accounting issues.

Questionnaires completed by divisional management are reviewed by the Committee half yearly.

Before the Company's financial reports are signed, the Managing Director and the Chief Financial Officer state in writing to the Board that the reports present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.

At each scheduled meeting of the Committee, the external auditor reports on the outcome of their audit work and the internal auditor reports on the quality of controls throughout Boral. As part of its agenda, the Audit Committee meets privately with the external and internal auditors twice yearly.

The scope of the external audit is reviewed by the Audit Committee each year.

The internal audit function is outsourced with PricewaterhouseCoopers being the Company's internal audit service provider. The internal audit program is approved by the Audit Committee before the start of each year and the effectiveness of the function is kept under review.

The Chair of the Audit Committee ordinarily reports to the full Board after Committee Meetings.

**AUDIT INDEPENDENCE**

The Audit Committee has considered the issue of audit independence and the Board supports the views formed by the Committee.

In regard to the provision by the external auditor of non-audit services, the Committee takes the view that some non-audit services are appropriate and it monitors the position on a regular basis. Comprehensive disclosure of the make-up of non-audit service fees is supported.

Other views of the Committee include support for rotation of the partner in the audit firm responsible for the Company's audit every five to seven years, reporting by the auditor to the Audit Committee can only be effective with appropriate management involvement and that the auditor should provide a statement of independence prior to the signature of the yearly financial reports. The internal auditor service provider also provides a statement of independence.

**RECOGNISING AND MANAGING RISK**

The managers of Boral's businesses are responsible for identifying and managing risks. The Board (in the case of financial risk as noted above, through the Audit Committee) is responsible for satisfying itself that a sound system of risk oversight and management exists and that internal controls are effective. In particular, the Board ensures that:

- The principal strategic, operational and financial risks are identified.
- Systems are in place to assess, manage, monitor and report on these risks.

These matters are analysed and discussed by the Board at least annually as part of the detailed business planning process for each of the operating divisions and the corporate group (with respect to corporate-wide risks) and more frequently if required.

In addition to maintaining appropriate insurance and other risk management measures, identified risks are managed through:

- Established policies and procedures for the managing of funding, foreign exchange and financial instruments (including derivatives) including the prohibition of speculative transactions. The Board has approved Treasury policies regarding exposures to foreign currencies, interest rates, commodity price, liquidity and counterparty risks which include limits and authority levels. Compliance with these policies is reported to the Board monthly and reviewed by the Audit Committee twice yearly.
- Standards and procedures in relation to environmental and health and safety matters.
- Training programs in relation to legal and compliance issues such as trade practices/antitrust, intellectual property protection, occupational health and safety and environmental.
- Procedures requiring that significant capital and revenue expenditure and other contractual commitments are approved at an appropriate level of management or by the Board.
- Comprehensive management guidelines setting out the standards of behaviour expected of employees in the conduct of the Company's business

The internal audit function as part of its activities monitors management's actions to manage risk. The internal and external audit functions are separate and independent of each other.

In addition to an overall risk management policy, Boral has numerous risk management systems and policies that govern the management of risk.

The Chief Executive Officer and the Chief Financial Officer also confirm that the abovementioned statements as to the integrity of financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board and that the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

## COMPLIANCE

The Company has adopted policies requiring compliance with occupational health and safety, environmental and trade practices laws.

There are ongoing programs for audit of the large number of Boral operating sites. Occupational health and safety, environmental and other risks are covered by these audits. Boral also has staff to monitor and advise on workplace health and safety and environmental issues and in addition, education programs provide training and information on regulatory issues.

Despite the Company's policies and actions to avoid occurrences which infringe regulations, there have been a small number of prosecutions against subsidiary companies for breach of occupational health and safety legislation and environmental offences such as substance escapes or spillages.

The long running legal proceedings instituted by the Australian Competition & Consumer Commission (ACCC) against Boral Masonry Limited, a subsidiary company, in 1998 for alleged misuse of market power, by way of predatory pricing, in concrete masonry products in Melbourne during the period from 1994 to 1996 were concluded in February 2003 with the High Court of Australia ruling in favour of Boral Masonry. The High Court confirmed the trial judge's decision that the proceedings be dismissed and that Boral Masonry did not have a substantial degree of market power or take advantage of any such power.

In June 2003, the ACCC instituted proceedings alleging price fixing by Midland Brick Company Pty. Limited, a subsidiary company, and a competitor in brick markets in Perth in late 2001. Boral had disclosed the pricing irregularities to the ACCC in January 2002 and co-operated with the ACCC throughout its investigation.

## HUMAN RESOURCES

The Directors place emphasis on Boral's people and its human resource practices. There are ongoing reviews of recruitment (including graduate recruitment), training, management development and succession planning for executives.

Boral has a performance management system in place for all managers and staff. The system includes processes for the setting of objectives and the annual assessment of performance against objectives and workplace style and effectiveness.

## REMUNERATION

Part of the role of the Compensation Committee is to advise the Board on the remuneration policies and practices for Boral generally and the remuneration arrangements for senior executives.

### Remuneration Policy

Boral's remuneration policy and practices are designed to attract, motivate and retain high quality people. The policy is built around principles that:

- executive rewards be competitive in the markets in which Boral operates.
- executive remuneration has an appropriate balance of fixed and variable reward.
- remuneration be linked to Boral's performance and the creation of shareholder value.
- variable remuneration for executives has both short and long term components.
- a significant proportion of executive reward be dependent upon performance assessed against key business measures, both financial and non-financial.

Remuneration for Boral executives includes both fixed and variable (incentive) components. Fixed remuneration includes base salary, any non-cash benefits such as provision of a vehicle and in most instances, superannuation contributions.

Variable (at risk) remuneration for executives includes both short-term and long-term incentives and is designed to reward executives for meeting or exceeding their financial and personal objectives. The Short Term Incentive (STI) is provided in the form of cash while the Long Term Incentive (LTI) is currently provided as options over ordinary Boral shares under the rules of the Boral Senior Executive Option Plan. Participation by executives in the STI and LTI schemes is at the discretion of the Board.

LTIs are provided for senior executives who are determined by the Board as having significant influence over the long-term outcomes of Boral. Typically around 1% of employees have LTI participation.

Current practice is to target fixed remuneration at market median levels paid by comparable companies for similar positions with scope of role, performance and competence determining level of remuneration relative to market. Through the variable component executives are rewarded at the market median level for "target" performance and at the upper quartile level for delivery of "stretch" targets. The company makes extensive use of market data to benchmark salary levels.

### Short Term Incentive

The STI amount awarded to any executive is determined at the end of the financial year when results are available, as a proportion of a pre-determined maximum amount which varies with job size. The maximum amount is set by the Board based on market data. The actual incentive awarded is determined by assessment of the executive's performance against specific objectives, both financial and non-financial. The executive's performance is assessed relative to three measurement levels (minimum, target and stretch). A percentage of the maximum amount is awarded, depending on results, between 20% for minimum performance and 100% for stretch performance. No bonus is awarded where performance falls below minimum.

The financial performance objective is "Profit After Funding" which is a measure of profit related to assets employed. The non-financial objectives vary with position and responsibility and include measures such as achieving strategic outcomes, safety performance, workers' compensation cost reduction, operational improvement and performance enhancement, customer satisfaction and staff development. Financial and non-financial objectives each typically account for 50% of the maximum STI.

For years before 2002/03, part of the STI of certain executives was awarded as shares under the terms of the Boral Executive Share Plan. Under this Plan, the Company made an annual grant to a trust for the purpose of acquiring Boral shares on the stockmarket and these shares are allocated to executives in the books of the trust. Executives are only entitled to a transfer of shares in accordance with the terms and conditions of the Plan.

**Long Term Incentive**
The LTI amount is similarly determined as a proportion of a maximum amount where the maximum amount is set by the Board based on market data and the actual percentage awarded is based on business and individual performance measures in the same way as the STI is determined. The number of options to be granted is calculated based on the average Boral share price for the five trading days following the Annual General Meeting and the options are issued when the number has been determined.

The options may be exercised after three years and lapse after seven years and generally do not remain available to executives who resign unless the Board exercises a discretion. Options may only be exercised if an exercise hurdle, which is set by the Board and is dependent on Boral shares performing favourably with the overall return on shares of companies in the ASX Top 100, is met. This hurdle requires Boral to outperform 50% of the ASX Top 100 companies before any options granted can be exercised. 100% of the options can only be granted if top quartile performance is achieved (i.e. outperform 75% of the ASX Top 100 companies).

Details of options issued to executives under the Boral Senior Executive Option Plan during the year and in prior years are provided in clause (9) of the Directors' Report.

The LTI structure to be used in future is being reviewed by the Compensation Committee with the use of performance shares as an alternative to options, whether in whole or part, being considered.

**Directors' Remuneration**
The remuneration of non-executive Directors is determined by the full Board within a maximum approved by shareholders in general meeting. The maximum is currently an aggregate amount of fees of $650,000 per annum.

It is proposed to restructure the remuneration of non-executive Directors so that it is on a total remuneration basis which may be in the form of cash, superannuation contributions or Boral shares acquired through the Non-Executive Directors' Share Plan and with there being no entitlement to retiring allowances beyond existing entitlements. Resolutions to facilitate this restructuring will be considered at the Company's 2003 Annual General Meeting and details of the restructuring are being fully disclosed in the Explanatory Notes accompanying the Notice of Meeting.

In considering the level of remuneration for Directors, the Board takes account of survey and other information on remuneration being paid by peer group companies. Non-executive Directors do not receive any options, bonuses or other performance-related incentives.

The remuneration of all non-executive Directors, the Managing Director and the five highest paid (non-Director) executives during the year is disclosed in clause 14 of the Directors' Report. Apart from accruals for retiring allowances of non-executive Directors, the disclosures include all monetary and non-monetary components.

The employment agreement with the Managing Director specifies the duties and obligations to be fulfilled by the Managing Director and provides that the Board and Managing Director will early in each financial year, consult and agree objectives for achievement during that year. The term of the Managing Director's employment continues until 31 December 2004 and is to be reviewed before 30 June 2004. The agreement contains detailed provisions regarding termination and specifies payments which are to be made to the Managing Director in the event of termination in certain circumstances but not removal for misconduct.

**ASX CORPORATE GOVERNANCE COUNCIL GUIDELINES**
On 31 March 2003, the Australian Stock Exchange (ASX) Corporate Governance Council released its Principles of Good Corporate Governance and Best Practice Recommendations. Even though disclosure by Boral under the ASX Corporate Governance Council guidelines is not required until the 2004 annual report, Boral has made an early transition to reporting in this Corporate Governance section being by reference to them.

Boral complied with the guidelines in all substantial respects throughout the 2002/03 financial year. A small number of practices have been modified or are being introduced in response to the recommendations. In the few instances where Boral has an alternative approach to a recommendation, this has been disclosed and explained.

Corporate Governance information on Boral's website at www.boral.com.au is being progressively updated to include more information on corporate governance within Boral and copies of relevant policies and charters.

# Directors' Report

The Directors of Boral Limited ("the Company") present this report on the consolidated entity, being the Company and its controlled entities ("Boral"), for the financial year ended 30 June 2003:

### (1) REVIEW OF OPERATIONS

The Directors review the operations during the year of Boral and the results of those operations as stated in the Chairman's Message and Managing Director's Review on pages 14 to 19.

### (2) STATE OF AFFAIRS

There were no significant changes in Boral's state of affairs during the year.

### (3) PRINCIPAL ACTIVITIES AND CHANGES

Boral's principal activities are the manufacture and supply of building and construction materials in Australia, the USA and Asia. There were no significant changes in the nature of those activities during the year.

### (4) EVENTS AFTER END OF FINANCIAL YEAR

There are no matters or circumstances that have arisen since the end of the year that have significantly affected, or may significantly affect:

(a) Boral's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) Boral's state of affairs in future financial years.

### (5) FUTURE DEVELOPMENTS AND RESULTS

Other than matters referred to under the heading "Outlook" in the Managing Director's Review on page 19, the Directors have no reference to make to likely developments in Boral's operations in future financial years and the expected results of those operations.

### (6) ENVIRONMENTAL PERFORMANCE

Details of Boral's performance in relation to environmental regulation are set out under Environmental Management and Performance on pages 38 to 42.

### (7) DIVIDENDS PAID OR DECLARED

Dividends paid to members during the year were:

| | Total Dividend $'000 |
|---|---|
| the final dividend of 10 cents per ordinary share (franked to 7.5 cents per share at the 30% corporate tax rate) for the year ended 30 June 2002 was paid on 19 September 2002 | 57,535 |
| the interim dividend of 11 cents per ordinary share (franked to 8.25 cents per share at the 30% corporate tax rate) for the year was paid on 19 March 2003 | 63,370 |

The final dividend of 12 cents per ordinary share (fully franked at the 30% corporate tax rate) for the year has been declared by the Directors and will be paid on 18 September 2003.

### (8) NAMES OF DIRECTORS

The names of persons who have been Directors of the Company during or since the end of the year are:

Elizabeth A. Alexander
E. John Cloney
Anthony M. D'Aloisio
Rodney T. Halstead
Kenneth J. Moss
Rodney T. Pearse
Mark R. Rayner
J. Roland Williams

All of those persons, other than Messrs D'Aloisio and Halstead, have been Directors at all times during and since the end of the year.

Mr D'Aloisio was appointed as a Director on 28 May 2003 and has been a Director since that date.

Mr Halstead was a Director from 1 July 2002 to 8 April 2003 on which date he retired from the Board.

### (9) OPTIONS

Details of options that are granted over unissued shares of the Company, options that lapsed during the year and shares of the Company that were issued during the year as a result of the exercise of options are:

| Tranche | Grant date | Expiry date | Exercise price | Balance at beginning of year | Options issued during the year | Options lapsed during the year | Shares issued during the year as a result of exercise of options | Options at end of year | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Number | Number | Number | Number | Issued | Vested |
| (ii) | 24/08/2001 | 11/12/2002 | $5.26 | 1,160,000 | – | 1,160,000 | – | – | – |
| (iii) | 24/08/2001 | 2/03/2003 | $5.26 | 30,000 | – | 30,000 | – | – | – |
| (iv) | 24/08/2001 | 4/12/2003 | $3.00 | 720,000 | – | – | 400,000 | 320,000 | 320,000 |
| (v) | 24/08/2001 | 19/01/2004 | $3.00 | 130,000 | – | – | 100,000 | 30,000 | 30,000 |
| (vi) | 24/08/2001 | 1/02/2004 | $4.04 | 1,250,000 | – | – | – | 1,250,000 | 1,250,000 |
| (vii) | 24/08/2001 | 6/12/2004 | $3.18 | 1,684,550 | – | – | 747,600 | 936,950 | 936,950 |
| (viii) | 1/03/2000 | 1/03/2005 | $2.28 | 750,000 | – | – | – | 750,000 | 750,000 |
| (ix) | 13/11/2000 | 13/11/2005 | $2.28 | 750,000 | – | – | – | 750,000 | – |
| (x) | 8/12/2000 | 8/12/2005 | $1.97 | 5,045,800 | – | – | – | 5,045,800 | – |
| (xi) | 6/11/2001 | 6/11/2006 | $3.35 | 3,164,900 | – | – | 76,900 | 3,088,000 | – |
| (xii) | 4/11/2002 | 4/11/2009 | $4.12 | – | 3,699,500 | – | – | 3,699,500 | – |
| | | | | **14,685,250** | **3,699,500** | **1,190,000** | **1,324,500** | **15,870,250** | **3,286,950** |

The options are held by 69 persons.

Since the end of the year, a further 70,000 shares of the Company have been issued at the price of $3.00 each as a result of the exercise of options in tranche (iv), 30,000 such shares have been issued at a price of $3.00 each as a result of the exercise of options in tranche (v), 1,250,000 such shares have been issued at a price of $4.04 as a result of the exercise of options in tranche (vi), 200,000 such shares have been issued at the price of $3.18 each as a result of the exercise of options in tranche (vii) and 750,000 such shares have been issued at a price of $2.28 each as a result of the exercise of options in tranche (viii).

Tranche (xii) was issued during the year pursuant to the Boral Senior Executive Option Plan. Details of options in that tranche granted to Mr R.T. Pearse, the Managing Director, and the five most highly remunerated officers of the Company as part of their emoluments for the year are shown in the tables accompanying paragraph (14). The grant of options to Mr Pearse was approved by shareholders at the Company's annual general meeting held on 25 October 2002. In regard to these options:

- subject to the Rules of the Plan, the options are exercisable at any time after the third anniversary of grant and prior to the seventh anniversary of grant.
- the options will only be exercisable to the extent to which an exercise hurdle is satisfied. Whether the exercise hurdle is satisfied is measured by comparing the Total Shareholder Return (TSR) of the Company to the TSR of the companies from time to time comprising the Australian Stock Exchange Limited (ASX) Top 100 during the exercise period of the options. The percentage of the options which may be exercised following such comparison is determined by the following sliding scale:

| If at any time during the period during the exercise period of the options, the TSR of the Company: | The percentage of options which becomes exercisable is: |
|---|---|
| Does not reach the 50th percentile of the TSR of the ASX Top 100 | 0% |
| Reaches the 50th percentile of the TSR of the ASX Top 100 | 50%* |
| Reaches or exceeds the 75th percentile of the TSR of the ASX Top 100 | 100% |

* The percentage of options which becomes exercisable increases from the 50th percentile up to the 75th percentile by 2% for each 1% increase in the percentile TSR performance of the Company.

- for the purposes of the above, determination of the TSR of the Company relative to the TSR of the companies from time to time comprising the ASX Top 100 will be made on the basis of movements in share price and dividends and calculated in a similar manner to the Accumulation Index of ASX.

Each option granted over unissued shares of the Company entitles the holder to subscribe for one fully paid share in the capital of the Company. Optionholders have no rights under any options to participate in any share issue or interest issue of any body corporate other than the Company. No unissued shares and interests of the Company or any controlled entity are under option other than as set out in this clause.

**(10) INDEMNITIES AND INSURANCE FOR OFFICERS AND AUDITORS**

During or since the end of the year, Boral has not given any indemnity to a current or former officer or auditor against a liability or made any agreement under which an officer or auditor may be given any indemnity of the kind covered by sub-section 199A(2) or (3) of the Corporations Act 2001.

During the year, Boral paid premiums in respect of Directors' and Officers' Liability and Legal Expenses insurance contracts for the year ended 30 June 2003 and since the end of the year, Boral has paid, or agreed to pay, premiums in respect of such contracts for the year ending 30 June 2004. The insurance contracts insure against certain liability (subject to exclusions) persons who are or have been directors or officers of the Company and controlled entities. A condition of the contracts is that the nature of the liability indemnified and the premium payable not be disclosed.

**(11) DIRECTORS' QUALIFICATIONS, EXPERIENCE AND SPECIAL RESPONSIBILITIES**

Each Director's qualifications, experience and special responsibilities are set out on page 46.

**(12) MEETINGS OF DIRECTORS**

The number of Meetings of the Board of Directors and each Board Committee held during the year and each Director's attendance at those Meetings was:

| | Board of Directors | | Audit Committee | | Compensation Committee | |
|---|---|---|---|---|---|---|
| | Meetings held while a Director | Meetings attended | Meetings held while a Member | Meetings attended | Meetings held while a Member | Meetings attended |
| E.A. Alexander | 9 | 9 | 4 | 4 | – | – |
| E.J. Cloney | 9 | 9 | – | – | 2 | 2 |
| A.M. D'Aloisio | – | – | – | – | – | – |
| R.T. Halstead | 8 | 7 | 3 | 1 | – | – |
| K.J. Moss | 9 | 9 | – | – | 2 | 2 |
| R.T. Pearse | 9 | 9 | – | – | – | – |
| M.R. Rayner | 9 | 9 | – | – | 2 | 2 |
| J.R. Williams | 9 | 8 | 4 | 4 | – | – |

Mr Pearse, the Managing Director, is not a member of the Audit and Compensation Committees but attended all of the Meetings held by those Committees.

**(13) DIRECTORS' SHAREHOLDINGS**

Details of each Director's interests in the shares and other securities of the Company are:

| | Shares | Share Plan | Executive Options |
|---|---|---|---|
| E.A. Alexander | 12,975 | – | – |
| E.J. Cloney | 14,214 | | |
| A.M. D'Aloisio | 1,000 | – | – |
| R.T. Halstead | 12,105 | – | – |
| K.J. Moss | 21,000 | – | – |
| R.T. Pearse | 1,221,219 | 6,985a | b |
| M.R. Rayner | 20,000 | – | – |
| J.R. Williams | 16,570 | – | – |

The shares are held in the name of the Director except in the case of Mr E.J. Cloney, 534 shares are held by Lizzey Investments Pty Limited and 12,500 shares are held by the Cloney Superannuation Fund, in the case of Dr K.J. Moss, 21,000 shares are held by K.J. and G.A. Moss, in the case of Mr R.T. Pearse, 33,000 shares are held by Pearse Nominees (NSW) Pty. Limited and in the case of Mr M.R. Rayner, 19,000 shares are held by Mokanger Personal Superannuation Fund.

Shares or other securities with rights of conversion to equity in the Company or in a related body corporate are not otherwise held by any Directors of the Company. There were no disposals of such securities by any Directors or their Director-related entities during the financial year.

a Shares in the Company allocated to Mr Pearse's account in the Executive Share Plan. He will only be entitled to a transfer of those shares in accordance with the terms and conditions of the Plan.

b Options held by Mr Pearse are:

| Number of Options | Expiry Date | Exercise Price |
|---|---|---|
| 71,500 | 6 December 2004 | $3.18 |
| 750,000 | 13 November 2005 | $2.28 |
| 700,000 | 6 November 2006 | $3.35 |
| 700,000 | 4 November 2009 | $4.12 |

**(14) EMOLUMENTS OF DIRECTORS AND OFFICERS**

The broad policy for determining the nature and amount of emoluments of Directors and senior Boral executives is described under Remuneration on pages 50 and 51.

Details of the nature and amount of each element of the emoluments of each Director and each of the five named officers of Boral receiving the highest emoluments are;

**Non-executive Directors**

| | Board Fees $ | Committee Fees $ | Other $ | Statutory Superannuation Contributions[a] $ | Total $ |
|---|---|---|---|---|---|
| E.A. Alexander | 58,000 | 9,000 | – | 6,030 | 73,030 |
| E.J. Cloney | 58,000 | 3,000 | – | 5,490 | 66,490 |
| A.M. D'Aloisio | 5,301 | – | – | 477 | 5,778 |
| R.T. Halstead | 44,789 | 4,624 | 198,225b | 4,447 | 252,085 |
| K.J. Moss | 145,000 | 5,000 | 18,070c | 13,500 | 181,570 |
| M.R. Rayner | 58,000 | 3,000 | – | 5,490 | 66,490 |
| J.R. Williams | 58,000 | 6,000 | – | 5,760 | 69,760 |

a The superannuation entitlements attributable to these contributions are deducted from the Director's retiring allowance when he/she leaves the Board.

b Retiring allowance.

c Value of car parking and associated fringe benefits tax.

| | Fixed Remuneration A$ | Superannuation Contribution A$ | Variable Remuneration A$ | Boral Limited Options Value[d] A$ | Executive Share Plan – Vested Benefit A$ | Total Remuneration A$ | Boral Limited Options Number granted during the year |
|---|---|---|---|---|---|---|---|
| **Executive Director** | | | | | | | |
| R.T. Pearse | 1,618,070 | – | 1,545,480 | 399,450 | 21,169 | 3,584,169 | 700,000 |
| **Boral Officers** | | | | | | | |
| D. Brown<br>President, USA | 740,704 | 98,130 | 480,588 | 122,041 | – | 1,441,463 | 207,000 |
| E.S. Severin<br>Executive General Manager,<br>Australian Construction Materials | 543,714 | 73,273 | 296,772 | 72,407 | 7,010 | 993,176 | 148,200 |
| P.J. Jobe<br>Executive General Manager,<br>Cement | 483,500 | 32,500 | 267,931 | 78,475 | 6,031 | 868,437 | 150,500 |
| W.R. Batstone<br>Executive General Manager,<br>Plasterboard | 417,833 | 58,000 | 184,032 | 66,484 | 4,347 | 730,696 | 124,700 |
| M.B. Scobie<br>General Manager,<br>Corporate Services and<br>Company Secretary | 404,086 | 41,567 | 150,371 | 61,450 | 9,113 | 666,587 | 110,800 |

d The value of options represents the fair value of one third of the Boral options awarded to the executive in each of the last three financial years independently determined at grant date using the Black-Scholes option pricing formulae and after considering the likelihood of meeting performance hurdles. The key parameters used in the valuation are a volatility factor, exercise prices, term of options, dividend rate and interest rate. The fair value has been allocated equally over the period of vesting in determining the current year's emoluments. In accordance with Australian Accounting Standards, these amounts are not required to be expensed in the Statement of Financial Performance.

The Boral officers are current officers. During the year, a number of executive officers including Mr D.J. Irvine ceased employment. The emoluments including termination payments received by these officers were consistent with market practice and in the case of Mr Irvine were $947,943.

**(15)** Amounts in the financial report and Directors' Report have been rounded off to the nearest one hundred thousand dollars unless otherwise indicated.

*Signed in accordance with a resolution of the Directors.*

**KENNETH J. MOSS** DIRECTOR

**RODNEY T. PEARSE** DIRECTOR

Sydney, 5 September 2003

# Statement of Financial Performance

BORAL LIMITED AND CONTROLLED ENTITIES

| for year ended 30 June | Note | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|---|
| Revenue from operating activities | 5 | **3,831.0** | 3,488.8 |
| Interest revenue | 5 | **3.3** | 4.9 |
| Other revenue | 5 | **41.4** | 32.2 |
| Total revenue from ordinary activities | | **3,875.7** | 3,525.9 |
| Depreciation and amortisation expenses | 5 | **(194.1)** | (188.3) |
| Other expenses from ordinary activities | | **(3,251.6)** | (3,034.2) |
| Total expenses from ordinary activities, excluding borrowing costs | 5 | **(3,445.7)** | (3,222.5) |
| Borrowing costs | 5 | **(71.1)** | (68.1) |
| Share of net profit of associates and joint ventures attributable to members | 8 | **51.0** | 44.7 |
| **Profit from ordinary activities before related income tax expense** | | **409.9** | 280.0 |
| Income tax expense relating to ordinary activities | | **(126.1)** | (87.2) |
| **Net profit** | | **283.8** | 192.8 |
| Net profit attributable to outside equity interest | | **(0.6)** | (0.4) |
| **Net profit attributable to members of the parent entity** | 11 | **283.2** | 192.4 |
| ***Non-owner transaction changes in equity*** | | | |
| Net increase/(decrease) in retained profits on the initial adoption of: Revised AASB 1028 *"Employee Benefits"* | 11 | **(1.0)** | – |
| Net exchange difference on translation of assets and liabilities of overseas controlled entities | | **(118.1)** | (37.1) |
| Net exchange difference on translation of long-term borrowings net of income tax expense | | **83.7** | 28.5 |
| Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity | | **(35.4)** | (8.6) |
| **Total changes in equity from non-owner related transactions attributable to the members of the parent entity** | | **247.8** | 183.8 |
| Basic earnings per share – ordinary shares | 6 | **49.1c** | 33.7c |
| Diluted earnings per share – ordinary shares | 6 | **48.8c** | 33.5c |

The statement of financial performance should be read in conjunction with the discussion and analysis on page 67 and the notes to the financial statements set out on pages 59 to 66.

# Statement of Financial Position

BORAL LIMITED AND CONTROLLED ENTITIES

| as at 30 June | Note | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|---|
| **CURRENT ASSETS** | | | |
| Cash assets | | **65.2** | 43.4 |
| Receivables | | **641.4** | 641.5 |
| Inventories | | **375.9** | 360.1 |
| Other | | **38.8** | 36.9 |
| **TOTAL CURRENT ASSETS** | | **1,121.3** | 1,081.9 |
| **NON-CURRENT ASSETS** | | | |
| Receivables | | **55.2** | 44.1 |
| Inventories | | **85.0** | 56.2 |
| Investments accounted for using the equity method | 8 | **304.1** | 313.7 |
| Other financial assets | | **0.2** | 0.2 |
| Property, plant and equipment | | **2,097.0** | 2,070.7 |
| Intangible assets | | **250.7** | 210.0 |
| Deferred tax assets | | **99.0** | 125.8 |
| Other | | **25.4** | 12.7 |
| **TOTAL NON-CURRENT ASSETS** | | **2,916.6** | 2,833.4 |
| **TOTAL ASSETS** | | **4,037.9** | 3,915.3 |
| **CURRENT LIABILITIES** | | | |
| Payables | | **510.3** | 493.4 |
| Interest-bearing liabilities | | **38.3** | 8.2 |
| Current tax liabilities | | **67.6** | 32.2 |
| Provisions | | **197.9** | 244.6 |
| **TOTAL CURRENT LIABILITIES** | | **814.1** | 778.4 |
| **NON-CURRENT LIABILITIES** | | | |
| Interest-bearing liabilities | | **790.8** | 916.3 |
| Deferred tax liabilities | | **252.2** | 232.0 |
| Provisions | | **40.6** | 38.9 |
| **TOTAL NON-CURRENT LIABILITIES** | | **1,083.6** | 1,187.2 |
| **TOTAL LIABILITIES** | | **1,897.7** | 1,965.6 |
| **NET ASSETS** | | **2,140.2** | 1,949.7 |
| **EQUITY** | | | |
| Contributed equity | 10 | **1,583.7** | 1,578.1 |
| Reserves | | **113.3** | 147.9 |
| Retained profits | 11 | **441.1** | 222.1 |
| **Total parent entity interest** | | **2,138.1** | 1,948.1 |
| Outside equity interests | | **2.1** | 1.6 |
| **TOTAL EQUITY** | 12 | **2,140.2** | 1,949.7 |

The statement of financial position should be read in conjunction with the discussion and analysis on page 67 and the notes to the financial statements set out on pages 59 to 66.

# Statement of Cash Flows

BORAL LIMITED AND CONTROLLED ENTITIES

| for year ended 30 June | Note | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | |
| Receipts from customers | | **4,145.5** | 3,601.5 |
| Payments to suppliers and employees | | **(3,544.3)** | (3,129.6) |
| Dividends received | | **26.8** | 18.9 |
| Interest received | | **3.4** | 4.9 |
| Borrowing costs | | **(72.2)** | (64.7) |
| Income taxes (paid)/refunded | | **(70.6)** | (39.0) |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | | **488.6** | 392.0 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | | |
| Payments for purchase of property, plant and equipment | | **(267.7)** | (203.5) |
| Payments for purchase of controlled entities and businesses (net of cash acquired) | | **(138.8)** | (54.3) |
| Payments for purchase of other investments | | **(15.8)** | (42.2) |
| Proceeds on disposal of businesses and non-current assets | | **41.4** | 32.2 |
| **NET CASH USED IN INVESTING ACTIVITIES** | | **(380.9)** | (267.8) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | | |
| Proceeds from issue of shares | | **4.1** | 0.7 |
| Share buy-back (on market) | | **(33.3)** | – |
| Dividends paid (net of dividends reinvested under the Dividend Reinvestment Plan $34.8 million (2002: $22.3 million)) | | **(86.5)** | (80.9) |
| Proceeds from borrowings | | **130.1** | 715.4 |
| Repayment of borrowings | | **(125.6)** | (741.9) |
| **NET CASH USED IN FINANCING ACTIVITIES** | | **(111.2)** | (106.7) |
| Effects of exchange rate fluctuations on the balances of cash held in foreign currencies | | **(5.6)** | 0.3 |
| **NET CHANGE IN CASH AND CASH EQUIVALENTS** | | **(9.1)** | 17.8 |
| Cash and cash equivalents at beginning of the year | | **37.0** | 19.2 |
| Cash and cash equivalents at end of the year | 14 | **27.9** | 37.0 |

The statement of cash flows should be read in conjunction with the discussion and analysis on page 67 and the notes to the financial statements set out on pages 59 to 66.

### 1. BASIS OF PREPARATION OF CONCISE FINANCIAL REPORT

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 "Concise Financial Reports" and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It has been prepared on the historical cost accounting basis. The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, as set out in note 3, are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report.

### 2. RECLASSIFICATION OF FINANCIAL INFORMATION

To ensure comparability with the current reporting period, certain comparative items have been reclassified in the financial statements to conform with changes in presentation in the current financial year.

### 3. CHANGE IN ACCOUNTING POLICY

**Foreign currency translation**

The consolidated entity has applied the revised AASB 1012 "Foreign Currency Translation" for the first time from 1 July 2002. For hedges of specific purchases or sales, the gains or costs on entering the hedge and the exchange differences up to the date of the purchase or sale are now deferred and recognised as assets or liabilities on the statement of financial position from the inception of the hedge contract, not when the specific purchase or sale occurs. The change in policy has no material financial effect in the current period.

**Employee benefits**

The consolidated entity has applied the revised AASB 1028 "Employee Benefits" for the first time from 1 July 2002. The liability for wages and salaries and annual leave is now calculated using the remuneration rates the Company expects to pay when the obligation is settled, not wage and salary rates current at reporting date.

As a result, the consolidated entity recognised a credit to current provisions of $1.4 million, a debit to deferred tax assets of $0.4 million and a debit to opening retained profits of $1.0 million at 1 July 2002 representing the effect of increased remuneration rates on the annual leave provision. The change in policy has no material financial effect in the current period.

**Provisions and contingent liabilities**

The consolidated entity has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 July 2002. Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year. As a result the consolidated entity's provisions do not take into account the dividend of $69.2 million declared on 18 August 2003.

## 4. SEGMENTS

for year ended 30 June
PRIMARY REPORTING – BUSINESS SEGMENTS

| | 2003 $ millions | 2002 $ millions |
|---|---|---|
| | Revenue* | |
| Building products – Australia | **1,145.8** | 999.0 |
| Construction materials – Australia | **1,845.7** | 1,640.0 |
| United States of America | **761.1** | 792.9 |
| Asia | **77.0** | 52.6 |
| Other | **1.4** | 4.3 |
| **Segment total** | **3,831.0** | 3,488.8 |

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

| | 2003 $ millions | 2002 $ millions | 2003 $ millions | 2002 $ millions | 2003 $ millions | 2002 $ millions |
|---|---|---|---|---|---|---|
| | Operating profit (excluding associates) | | Equity accounted results of associates | | Operating profit before tax** | |
| Building products – Australia | **113.6** | 81.8 | **4.9** | 3.5 | **118.5** | 85.3 |
| Construction materials – Australia | **229.2** | 136.0 | **9.0** | 6.7 | **238.2** | 142.7 |
| United States of America | **93.0** | 93.0 | **18.3** | 16.7 | **111.3** | 109.7 |
| Asia | **5.7** | 1.9 | **18.8** | 17.8 | **24.5** | 19.7 |
| Other | **(3.2)** | (2.6) | **–** | – | **(3.2)** | (2.6) |
| Non-trading activities | **–** | (2.9) | **–** | – | **–** | (2.9) |
| Corporate | **(11.6)** | (8.7) | **–** | – | **(11.6)** | (8.7) |
| **Segment total** | **426.7** | 298.5 | **51.0** | 44.7 | **477.7** | 343.2 |
| Net interest expense | **(67.8)** | (63.2) | **–** | – | **(67.8)** | (63.2) |
| | **358.9** | 235.3 | **51.0** | 44.7 | **409.9** | 280.0 |
| | Segment assets (excluding investments in associates) | | Equity accounted investments in associates | | Total assets | |
| Building products – Australia | **971.0** | 966.0 | **6.1** | 4.6 | **977.1** | 970.6 |
| Construction materials – Australia | **1,882.6** | 1,710.9 | **14.0** | 10.7 | **1,896.6** | 1,721.6 |
| United States of America | **663.7** | 706.9 | **93.0** | 104.5 | **756.7** | 811.4 |
| Asia | **25.3** | 23.3 | **191.0** | 193.9 | **216.3** | 217.2 |
| Other | **3.8** | 3.7 | **–** | – | **3.8** | 3.7 |
| Corporate | **23.0** | 21.4 | **–** | – | **23.0** | 21.4 |
| **Segment total** | **3,569.4** | 3,432.2 | **304.1** | 313.7 | **3,873.5** | 3,745.9 |
| Cash and other financial assets*** | **65.4** | 43.6 | **–** | – | **65.4** | 43.6 |
| Deferred tax assets (unallocated) | **99.0** | 125.8 | **–** | – | **99.0** | 125.8 |
| | **3,733.8** | 3,601.6 | **304.1** | 313.7 | **4,037.9** | 3,915.3 |
| | Liabilities | | Acquisition of segment assets | | Depreciation and amortisation | |
| Building products – Australia | **173.8** | 159.3 | **40.0** | 32.9 | **45.6** | 42.8 |
| Construction materials – Australia | **374.1** | 321.8 | **181.7** | 107.4 | **97.2** | 94.0 |
| United States of America | **92.2** | 95.3 | **32.0** | 60.5 | **45.5** | 45.7 |
| Asia | **19.6** | 24.9 | **6.5** | 2.8 | **1.8** | 1.5 |
| Other | **3.8** | 5.2 | **0.1** | – | **–** | – |
| Corporate | **85.3** | 170.4 | **7.4** | 1.6 | **4.0** | 4.3 |
| **Segment total** | **748.8** | 776.9 | **267.7** | 205.2 | **194.1** | 188.3 |
| Interest bearing liabilities (unallocated) | **829.1** | 924.5 | **–** | – | **–** | – |
| Tax liabilities (unallocated) | **319.8** | 264.2 | **–** | – | **–** | – |
| | **1,897.7** | 1,965.6 | **267.7** | 205.2 | **194.1** | 188.3 |

| | 2003 $ millions | 2002 $ millions |
|---|---|---|
| | Non-cash expenses/(income) | |
| Building products – Australia | **(4.1)** | 2.6 |
| Construction materials – Australia | **14.7** | 1.1 |
| United States of America | **(8.7)** | (6.6) |
| Asia | **(20.4)** | (14.5) |
| Other | **(1.9)** | (0.2) |
| Corporate | **3.1** | (2.6) |
| **Segment total** | **(17.3)** | (20.2) |
| Net deferred tax balance | **55.7** | 25.8 |
| | **38.4** | 5.6 |

**Primary Segments**

| | |
|---|---|
| Building products – Australia | Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products. |
| Construction materials – Australia | Quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding. |
| United States of America | Bricks, rooftiles and flyash. |
| Asia | Plasterboard, premix concrete and quarries in Asia, and bricks in New Zealand. |
| Other | Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems. |

## 4. SEGMENTS (CONTINUED)

| for year ended 30 June<br>SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS | **2003**<br>**$ millions** | 2002<br>$ millions | **2003**<br>**$ millions** | 2002<br>$ millions | **2003**<br>**$ millions** | 2002<br>$ millions |
|---|---|---|---|---|---|---|
| | Revenue* | | Acquisition of segment assets | | | |
| Australia | **2,991.5** | 2,639.0 | **221.7** | 140.3 | | |
| United States of America | **761.1** | 792.9 | **32.0** | 60.5 | | |
| Asia | **77.0** | 52.6 | **6.5** | 2.8 | | |
| Other | **1.4** | 4.3 | **0.1** | – | | |
| Corporate | **–** | – | **7.4** | 1.6 | | |
| **Segment total** | **3,831.0** | 3,488.8 | **267.7** | 205.2 | | |
| | Operating profit (excluding associates) | | Equity accounted results of associates | | Operating profit before tax** | |
| Australia | **342.8** | 217.8 | **13.9** | 10.2 | **356.7** | 228.0 |
| United States of America | **93.0** | 93.0 | **18.3** | 16.7 | **111.3** | 109.7 |
| Asia | **5.7** | 1.9 | **18.8** | 17.8 | **24.5** | 19.7 |
| Other | **(3.2)** | (2.6) | **–** | – | **(3.2)** | (2.6) |
| Non-trading activities | **–** | (2.9) | **–** | – | **–** | (2.9) |
| Corporate | **(11.6)** | (8.7) | **–** | – | **(11.6)** | (8.7) |
| **Segment total** | **426.7** | 298.5 | **51.0** | 44.7 | **477.7** | 343.2 |
| Net interest expense | **(67.8)** | (63.2) | **–** | – | **(67.8)** | (63.2) |
| | **358.9** | 235.3 | **51.0** | 44.7 | **409.9** | 280.0 |
| | Segment assets (excluding investments in associates) | | Equity accounted investments in associates | | Total assets | |
| Australia | **2,853.6** | 2,676.9 | **20.1** | 15.3 | **2,873.7** | 2,692.2 |
| United States of America | **663.7** | 706.9 | **93.0** | 104.5 | **756.7** | 811.4 |
| Asia | **25.3** | 23.3 | **191.0** | 193.9 | **216.3** | 217.2 |
| Other | **3.8** | 3.7 | **–** | – | **3.8** | 3.7 |
| Corporate | **23.0** | 21.4 | **–** | – | **23.0** | 21.4 |
| **Segment total** | **3,569.4** | 3,432.2 | **304.1** | 313.7 | **3,873.5** | 3,745.9 |
| Cash and other financial assets*** | **65.4** | 43.6 | **–** | – | **65.4** | 43.6 |
| Deferred tax assets (unallocated) | **99.0** | 125.8 | **–** | – | **99.0** | 125.8 |
| | **3,733.8** | 3,601.6 | **304.1** | 313.7 | **4,037.9** | 3,915.3 |

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.
** Operating profit represents profit before income tax expense.
*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

**Geographic Segments**

| | |
|---|---|
| Australia | Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products, quarrying, road surfacing, premix concrete, flyash, cement, quarry end use, transport, concrete placing, scaffolding. |
| United States of America | Bricks, rooftiles and flyash. |
| Asia | Asia, New Zealand. |
| *Other* | *Discontinued operations in natural stone, brick and quarry operations in Europe, Malaysian wall systems.* |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|
| **5. OPERATING PROFIT** | | |
| **REVENUE FROM OPERATING ACTIVITIES** | | |
| Sale of goods | **3,700.6** | 3,372.9 |
| Rendering of services | **130.4** | 115.9 |
| | **3,831.0** | 3,488.8 |
| **INTEREST REVENUE** | | |
| **Interest received or receivable from:** | | |
| Associated entities | **0.3** | 0.2 |
| Other parties | **3.0** | 4.7 |
| | **3.3** | 4.9 |
| **OTHER REVENUES FROM ORDINARY ACTIVITIES** | | |
| ***From outside operating activities:*** | | |
| Proceeds on sale of assets including non-current assets | **41.4** | 32.2 |
| **TOTAL EXPENSES FROM ORDINARY ACTIVITIES (EXCLUDING BORROWING COSTS)** | | |
| Cost of sales | **2,336.1** | 2,188.2 |
| Distribution expenses | **582.2** | 548.7 |
| Selling and marketing expenses | **174.5** | 151.6 |
| Administrative expenses | **296.8** | 280.7 |
| Net foreign exchange loss | **0.1** | 0.8 |
| Amortisation of intangibles | **21.4** | 18.3 |
| Written down value of assets sold | **34.6** | 34.2 |
| | **3,445.7** | 3,222.5 |
| **PROFIT ON SALE** | | |
| Property, plant and equipment | **13.3** | 9.6 |
| **LOSS ON SALE** | | |
| Property, plant and equipment | **6.5** | 11.6 |
| **BORROWING COSTS** | | |
| **Interest paid or payable to:** | | |
| Other parties | **70.9** | 67.9 |
| Finance charges on capitalised leases | **0.2** | 0.2 |
| | **71.1** | 68.1 |
| **DEPRECIATION AND AMORTISATION EXPENSES** | | |
| Land and buildings | **6.0** | 7.1 |
| Plant and equipment | **163.0** | 160.8 |
| Timber licences, plantation costs and mineral reserves | **2.9** | 1.3 |
| Leased assets capitalised | **0.8** | 0.8 |
| Goodwill | **19.3** | 16.4 |
| Other intangibles | **2.1** | 1.9 |
| | **194.1** | 188.3 |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | CONSOLIDATED 2002 $ millions |
|---|---|---|
| **6. EARNINGS PER SHARE** | | |
| **Classification of securities as ordinary shares** | | |
| Only ordinary shares have been included in basic earnings per share ("EPS"). | | |
| **Classification of securities as potential ordinary shares** | | |
| Options outstanding under the Executive Share Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share only. | | |
| **Earnings reconciliation** | | |
| Net profit | **283.8** | 192.8 |
| Net profit attributable to outside equity interests | **(0.6)** | (0.4) |
| **Basic and diluted earnings** | **283.2** | 192.4 |

| | CONSOLIDATED 2003 | CONSOLIDATED 2002 |
|---|---|---|
| **Weighted average number of ordinary shares used as the denominator** | | |
| Number for basic earnings per share | **576,263,716** | 571,317,538 |
| Effect of executive share options on issue | **4,077,068** | 2,846,806 |
| ***Number for diluted earnings per share*** | **580,340,784** | 574,164,344 |
| **Basic earnings per share – ordinary shares** | **49.1c** | 33.7c |
| **Diluted earnings per share – ordinary shares** | **48.8c** | 33.5c |

During the year 1,324,500 shares were issued upon the exercise of executive options. The diluted EPS calculation includes that portion of these options assumed to be for nil consideration, weighted with reference to the date of conversion.

On 11 December 2002, 1,160,000 options lapsed and on 2 March 2003, 30,000 options lapsed. The diluted EPS calculation was not impacted as the options had not achieved the relevant price hurdles and were therefore non-dilutive.

**7. DIVIDENDS**

Dividends recognised by Boral Limited and the consolidated entity are:

| | Amount *per share* | **Total amount** ***$ millions*** | Franked amount *per share* | Date of *payment* |
|---|---|---|---|---|
| **2003** | | | | |
| 2002 final dividend recognised when declared during the year – ordinary | **10.0 cents** | **57.5** | **7.50 cents** | **19 September 2002** |
| Interim – ordinary | **11.0 cents** | **63.4** | **8.25 cents** | **19 March 2003** |
| Total amount | | **120.9** | | |
| **2002** | | | | |
| Interim – ordinary | 9.0 cents | 51.7 | 3.15 cents | 15 April 2002 |
| Final – ordinary | 10.0 cents | 57.5 | 7.50 cents | 19 September 2002 |
| Total amount | | 109.2 | | |
| **Subsequent events** | | | | |
| Since the end of the financial year, the Directors declared the following dividend: | | | | |
| Final – ordinary | **12.0 cents** | **69.2** | **12.0 cents** | **18 September 2003** |

The financial effect of the final dividend for June 2003 has not been brought to account in the financial statements for the year ended 30 June 2003 and will be recognised in subsequent financial reports.

### 7. DIVIDENDS (CONTINUED)

**Dividend franking account**
The balance of the franking account of Boral Limited as at 30 June 2003 is $Nil (2002: $Nil) after adjusting for franking credits/(debits) that will arise from:
- the payment/refund of the amount of the current tax liability.
- the receipt of intercompany dividends from controlled entities recognised as a receivable at year end.

It is anticipated that sufficient franking credits will be available for the dividend declared subsequent to year end as a result of franked dividends to be received from controlled entities.

**Change in measurement of dividend franking account**
In accordance with the New Business Tax System (Imputation) Act 2002, the measurement basis of the dividend franking account changed on 1 July 2002 from an after-tax profits basis to an income tax paid basis.

The amount of franking credits available to shareholders disclosed as at 30 June 2003 has been measured under the new legislation and represents income tax paid amounts available to frank distributions. The balance disclosed as at 30 June 2002 has been measured under the legislation existing at 30 June 2002 and represents after-tax profits able to be distributed fully franked at the current tax rate.

The change in the basis of measurement does not change the underlying value of franking credits or tax offsets available to shareholders from the dividend franking account.

**Dividend Reinvestment Plan**
The Company's dividend reinvestment plan will operate in respect of the payment of the final dividend and the last date for the receipt of an election notice for participation in the plan is 1 September 2003.

### 8. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

| for year ended 30 June<br>Name | Principal Activity | Balance Date | OWNERSHIP INTEREST CONSOLIDATED<br>2003 % | <br>2002 % | INVESTMENT CARRYING AMOUNT CONSOLIDATED<br>2003 $ millions | <br>2002 $ millions |
|---|---|---|---|---|---|---|
| **DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:** | | | | | | |
| Flyash Australia Pty Ltd | Flyash collection | 30-Jun | **50** | 50 | **0.3** | 0.3 |
| Go-Crete Pty Ltd | Concrete manufacture | 30-Jun | **50** | – | **3.9** | – |
| Gypsum Resources Australia Pty Ltd | Gypsum mining | 30-Jun | **50** | 50 | **–** | – |
| Highland Pine Products Pty Ltd | Timber | 30-Jun | **50** | 50 | **–** | – |
| Lafarge Boral Gypsum in Asia Ltd | Plasterboard | 31-Dec | **50** | 47.7 | **229.3** | 239.2 |
| MonierLifetile LLC | Rooftiles | 31-Dec | **50** | 50 | **90.2** | 101.5 |
| MonierLifetile S.R.L. de C.V. | Rooftiles | 31-Dec | **50** | 50 | **2.8** | 3.0 |
| Penrith Lakes Development Corporation Pty Ltd | Quarrying | 30-Jun | **40** | 40 | **–** | – |
| RCM Sdn Bhd | Timber | 31-Dec | **33.3** | 33.3 | **–** | – |
| Rondo Building Services Pty Ltd | Rollform system | 30-Jun | **50** | 50 | **6.1** | 4.6 |
| Sunstate Cement Ltd | Cement manufacturer | 30-Jun | **50** | 50 | **9.8** | 10.4 |
| Tile Service Company LLC | Rooftiles | 31-Dec | **50** | 50 | **–** | – |
| Wunderlich Pty Ltd (in voluntary liquidation) | Windows | 30-Jun | **50** | 50 | **–** | – |
| | | | | | **342.4** | 359.0 |
| Less provision for diminution | | | | | **(38.3)** | (45.3) |
| **TOTAL** | | | | | **304.1** | 313.7 |

| | CONSOLIDATED<br>2003 $ millions | <br>2002 $ millions |
|---|---|---|
| **RESULTS OF ASSOCIATES:** | | |
| Share of associates' profit from ordinary activities before income tax expense | **56.9** | 49.1 |
| Share of associates' income tax attributable to profit from ordinary activities | **(5.9)** | (4.4) |
| Share of associates' net profit – equity accounted | **51.0** | 44.7 |
| **MATERIAL INTERESTS IN ASSOCIATES:** | | |
| Share of associate's net profit – equity accounted | | |
| Lafarge Boral Gypsum in Asia Ltd | **18.8** | 17.8 |
| MonierLifetile LLC and MonierLifetile S.R.L. de C.V.* | **18.3** | 16.7 |

* Taxed as a partnership in the USA

| | CONSOLIDATED | |
|---|---|---|
| | **2003** | 2002 |
| **9. NTA BACKING** | | |
| Net tangible asset backing per ordinary security | **$3.27** | $3.02 |

| | CONSOLIDATED | |
|---|---|---|
| | **2003 $ millions** | 2002 $ millions |
| **10. CONTRIBUTED EQUITY** | | |
| **ISSUED AND PAID-UP CAPITAL** | | |
| 576,852,065 (2002: 575,253,472) ordinary shares, fully paid | **1,583.7** | 1,578.1 |
| **MOVEMENTS IN ORDINARY SHARE CAPITAL** | | |
| Balance at the beginning of the financial year | **1,578.1** | 1,556.7 |
| Movements during the year: | | |
| Nil (2002: 584,700) shares issued under employee share plan | **–** | 1.3 |
| 7,950,250 (2002: 6,378,594) shares issued under the dividend reinvestment plan | **34.8** | 22.3 |
| 1,324,500 (2002: 240,000) shares issued upon the exercise of executive options | **4.1** | 0.7 |
| Adjustment arising from the finalisation of matters relating to the Origin Energy/Boral demerger | **–** | (2.9) |
| 7,676,157 (2002: Nil) shares bought back | **(33.3)** | – |
| Balance at the end of the financial year | **1,583.7** | 1,578.1 |

During the year the Company completed the buy-back of 7,676,157 shares approximating the number and value of shares issued under the dividend *reinvestment plan. The total consideration of shares bought back on-market was $33,255,460 and at an average price of $4.33. The consideration* paid was allocated to share capital.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of a winding up of Boral Limited, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

| | CONSOLIDATED | |
|---|---|---|
| | **2003 $ millions** | 2002 $ millions |
| **11. RETAINED PROFITS** | | |
| Retained profits at beginning of year | **222.1** | 138.7 |
| Net profit attributable to members of the parent entity | **283.2** | 192.4 |
| Transfer from asset revaluation reserve | **0.2** | 0.2 |
| Net effect on initial adoption of: | | |
| Revised AASB 1028 *"Employee Benefits"* | **(1.0)** | - |
| Net effect on dividends from: | | |
| Initial adoption of AASB 1044 *"Provisions, Contingent Liabilities and Contingent Assets"* | **57.5** | - |
| Dividends recognised during the year | **(120.9)** | (109.2) |
| Retained profits at the end of the year | **441.1** | 222.1 |
| **12. TOTAL EQUITY RECONCILIATION** | | |
| Total equity at beginning of year | **1,949.7** | 1,854.5 |
| Total changes in parent entity interest in equity recognised in the statement of financial performance | **247.8** | 183.8 |
| Transactions with owners as owners: | | |
| Dividends | **(63.4)** | (109.2) |
| Contributions of equity | **5.6** | 24.3 |
| Adjustment arising from the finalisation of matters relating to the Origin Energy/Boral demerger | **–** | (2.9) |
| Total changes in outside equity interest | **0.5** | (0.8) |
| Total equity at end of year | **2,140.2** | 1,949.7 |

| for year ended 30 June | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|

## 13. CONTINGENT LIABILITIES

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below.

| | | |
|---|---|---|
| *Unsecured:* | | |
| Bank guarantees | **5.8** | 6.9 |
| Other items | **1.6** | 1.6 |
| | **7.4** | 8.5 |

Boral Limited has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to controlled entities.

A number of sites within the Boral Group have been identified as contaminated, generally as a result of prior activities conducted at the sites, and review and appropriate implementation of clean-up requirements for these is ongoing. For sites where the requirements can be assessed, estimated clean-up costs have been expensed or provided for. For some sites, the requirements cannot be reliably assessed at this stage.

Certain entities within the consolidated entity are subject to various lawsuits and claims in the ordinary course of business.

Consistent with other companies of the size and diversity of Boral, the Group is the subject of periodic information requests, investigations and audit activities by the Australian Taxation Office and tax authorities in other jurisdictions in which Boral operates.

Any liabilities arising from the above mentioned matters, other than those which are already provided for in the statement of financial position, are not anticipated to result in material losses.

## 14. NOTES TO STATEMENT OF CASH FLOWS

1. Reconciliation of cash and cash equivalents.

Cash includes cash on hand, at bank and short-term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial period as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

| | CONSOLIDATED 2003 $ millions | 2002 $ millions |
|---|---|---|
| Cash | **65.2** | 43.4 |
| Bank overdrafts | **(37.3)** | (6.4) |
| | **27.9** | 37.0 |
| 2. The following non-cash financing and investing activities have not been included *in the statement of cash flows:* | | |
| Dividends reinvested under the dividend reinvestment plan | **34.8** | 22.3 |

# Discussion and Analysis of Financial Results

BORAL LIMITED AND CONTROLLED ENTITIES

## STATEMENT OF FINANCIAL PERFORMANCE

The Group's revenue from operating activities increased by 10% over the previous year to $3,831.0 million. This growth reflects better than expected activity in the Australian housing market, improvements in non-dwelling and infrastructure construction activity in Australia together with a resilient housing market in the USA.

The Group's operating profit before interest and tax increased by 39% over the previous year to $477.7 million. The major features of this profit result were:

- profits from the Australian operations up 56% to $356.7 million
- equity accounted profits of $51.0 million underpinned by an $18.8 million contribution from the Plasterboard Asian joint venture and $18.3 million from MonierLifetile
- $25 million from Quarry End Use activities predominantly from the Greystanes development
- strong earnings of $111.3 million from the US operations which were in line with last year despite the adverse impact of the revaluation of the Australian dollar.

Net interest expense increased from $63.2 million in the previous year to $67.8 million in the current year due to a higher proportion of fixed interest debt.

EBIT interest cover improved from 5.4 times to 7.1 times in the current year.

Profit after tax of $283.2 million improved by 47% over the prior year with $144.3 million delivered in the first half year and $138.9 million in the second half year.

A final dividend of 12 cents per share has been declared which will be 100% franked. This represents an increase from the final 2002 and interim 2003 dividends of 10 cents and 11 cents respectively franked at 75%.

Dividends declared in respect of the year totalled $132.6 million and represent a payout ratio of 47% of the profit after tax.

Earnings per share increased by 46% to 49.1 cents per share.

## STATEMENT OF FINANCIAL POSITION

The net financial position of the Group strengthened during the year. Net borrowings reduced from $881.1 million to $763.9 million at 30 June 2003 reflecting strong business cash flows and the impact of a favourable revaluation of foreign currency debt.

The Group's gearing (net debt to equity) reduced from 45% to 36% despite substantial acquisition expenditure during the year and remains just below the target range of 40% to 60%.

Boral's credit rating continued at BBB+/A2 with Standard and Poor's and Baa1/P2 with Moody's Investors Services.

At 30 June 2003, the Group had available undrawn and uncommitted debt facilities of $2,824 million.

Total equity increased by 9.8% to $2,140.2 million at 30 June 2003, whilst net tangible assets per share increased from $3.02 to $3.27.

## STATEMENT OF CASH FLOWS

The Group generated operating cash flows of $488.6 million after payment of interest and income tax. This represents a 25% improvement on the operating cash flow of $392.0 million reported last year. The improvement in operating cash flow reflects strong business unit performance.

These strong cash flows were used to fund around $422 million of capital and acquisition expenditure. This included the funding of a further investment in the Plasterboard Asian joint venture, which took Boral's ownership from 47.7% to 50% and the acquisition of the Franklin bricks business in the USA.

## DIRECTORS' DECLARATION

In the opinion of the Directors of Boral Limited, the accompanying concise financial report of the consolidated entity, comprising Boral Limited and its controlled entities, for the year ended 30 June 2003 set out on pages 56 to 67:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with Australian Accounting Standard AASB 1039 "Concise Financial Reports".

Signed in accordance with a resolution of the Directors:

**KENNETH J. MOSS** DIRECTOR

**RODNEY T. PEARSE** DIRECTOR

Sydney, 5 September 2003

## INDEPENDENT AUDIT REPORT ON CONCISE FINANCIAL REPORT TO THE MEMBERS OF BORAL LIMITED

### SCOPE

We have audited the concise financial report of Boral Limited and its controlled entities for the financial year ended 30 June 2003, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 14, and the accompanying discussion and analysis on the statement of financial performance, statement of financial position and statement of cash flows set out on pages 56 to 67 in order to express an opinion on it to the members of Boral Limited. The Company's Directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of Boral Limited and its controlled entities for the year ended 30 June 2003. Our audit report on the full financial report was signed on 5 September 2003, and was not subject to any qualification.

Our procedures in respect of the audit of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports" issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

### AUDIT OPINION

In our opinion the concise financial report of Boral Limited and its controlled entities for the year ended 30 June 2003 complies with AASB 1039 "Concise Financial Reports" issued in Australia.

**KPMG**

**TRENT VAN VEEN** PARTNER

Sydney, 5 September 2003

# Shareholder Information

BORAL LIMITED AND CONTROLLED ENTITIES

## SHAREHOLDER COMMUNICATIONS

Enquiries or notifications by shareholders regarding their shareholdings or dividends should be directed to Boral's share registry:

ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Hand deliveries to: Level 8, 580 George St, Sydney

Telephone (02) 8280 7133
International +61 2 8280 7133

Facsimile (02) 9287 0303
International +61 2 9287 0303

Shareholders can also send queries to the share registry via email.

Internet www.asxperpetual.com.au
email registrars@asxperpetual.com.au

You can access information about your holdings in Boral Limited, make changes to your holding record and download forms via the internet by visiting Boral's website www.boral.com.au or ASX Perpetual's website www.asxperpetual.com.au

Shareholders communicating with the share registry should have handy their Security Holder Reference Number (SRN) or Holder Identification Number (HIN) as it appears on the Issuer Sponsored/CHESS statements or dividend advices. For security reasons, shareholders should keep their Security Holder Reference Numbers confidential.

## DIVIDENDS

The final dividend for the 2002/03 year of 12.0 cents per share will be paid by Boral on 18 September 2003. The dividend will be 100% franked.

### Dividend Reinvestment Plan (DRP)

As an alternative to receiving cash dividends, shareholders may elect to participate in the DRP. The DRP enables shareholders to use cash dividends to purchase additional fully paid Boral shares at market price but without paying brokerage or other transaction costs. If shareholders wish to participate in the DRP, they must notify the share registry in writing and application forms can be obtained at www.asxperpetual.com.au

### Tax File Number, Australian Business Number (ABN) *or Exemption*

You are advised to lodge your TFN, ABN or exemption with the share registry. If you choose not to lodge these details, the Company is obliged to deduct tax at the highest marginal rate (plus the Medicare levy) from the unfranked portion of any distribution payment. Certain pensioners are exempt from supplying their TFNs. You can confirm whether you have lodged your TFN, ABN or exemption at www.asxperpetual.com.au

### Dividend Cheques

Shareholders are reminded to bank dividend cheques as soon as possible.

If you wish your dividends to be paid directly to a bank, building society or credit union account in Australia contact the share registry or visit www.asxperpetual.com.au for an application form. The payments are electronically credited on the dividend payment date and confirmed by payment advices sent through the mail to the shareholder's registered address. All instructions received remain in force until amended or cancelled in writing.

## UNCERTIFICATED FORMS OF SHAREHOLDING

Two forms of uncertificated holdings are available to Boral shareholders:

**Issuer Sponsored Holdings:** This type of holding is sponsored by Boral and provides shareholders with the advantages of uncertificated holdings without the need to be sponsored by any particular stockbroker.

**Broker Sponsored Holdings (CHESS):** Shareholders may arrange to be sponsored by a stockbroker (or certain other financial institutions) and are required to sign a sponsorship agreement appointing the sponsor as their "controlling participant" for the purposes of CHESS. This type of holding is likely to attract regular stock market traders or those shareholders who have their share portfolio managed by a stockbroker.

Holding statements are issued to shareholders not later than five business days after the end of any month in which transactions alter the balance of a holding. Shareholders requiring replacement holding statements should be directed to their sponsoring participant.

## ANNUAL REPORT MAILING LIST

Shareholders (whether Issuer or Broker Sponsored) not wishing to receive the annual report should advise the share registry in writing or at www.asxperpetual.com.au so that their names can be removed from the mailing list. Unless shareholders have advised the share registry that they require no annual report or the full annual report, they will be sent the concise (short form) Annual Review.

Alternatively, shareholders can nominate to receive email notification of the release of the Annual Review and then access it via Boral's website. Forms to nominate for email notification are available at www.asxperpetual.com.au

## CHANGE OF ADDRESS

Shareholders who are Issuer Sponsored should notify any change of address to the share registry promptly in writing quoting their Security Holder Reference Number, previous address and new address. Application forms for Change of Address are available at www.asxperpetual.com.au. Broker Sponsored (CHESS) holders must advise their sponsoring broker of the change.

## INFORMATION ON BORAL

Boral has a comprehensive internet site featuring news items, announcements, corporate information and a wide range of product and service information. Boral's Internet address is www.boral.com.au

The Annual Review is the main source of information for shareholders. Other sources of information include:

February – the interim results announcement for the December half year.

August – the annual results announcement.

October – the Annual General Meeting.

Requests for publications and other enquiries about Boral's affairs should be addressed to:

The Manager, Corporate Affairs
Boral Limited
GPO Box 910
SYDNEY NSW 2001

Enquiries can also be made via email: info@boral.com.au

# Shareholder Information

BORAL LIMITED AND CONTROLLED ENTITIES

## SHARE TRADING AND PRICE

Boral shares are traded on Australian Stock Exchange Limited (ASX). The stock code under which they are traded is "BLD" and the details of trading activity are published in most daily newspapers under that abbreviation.

## OFF-MARKET SHARE TRANSFERS

Off-market share transfers should be forwarded directly to ASX Perpetual Registrars Limited for registration. Stamp duty is not payable on transfers of shares in listed companies dated after 1 July 2001.

## AMERICAN DEPOSITARY RECEIPTS

In the USA, Boral shares are traded in the over-the-counter market in the form of American Depositary Receipts. Each ADR represents four ordinary Boral shares. Enquiries can be directed to the depositary, The Bank of New York, 101 Barclay Street, 22nd Floor, New York, NY 10286, USA. Telephone: +1 212 815 2293, Facsimile: +1 212 571 3050/1/2.

# Share Information

AS AT 25 AUGUST 2003

## SUBSTANTIAL SHAREHOLDERS

AMP Limited, by a notice of change of interests of substantial shareholder dated 11 September 2002, advised that it and its associates were entitled to 34,378,115 ordinary shares (6.01% of the ordinary shares then issued).

Barclays Global Investors Australia Limited, by a notice of change of interests of substantial shareholder dated 9 May 2003, advised that it and its associates were entitled to 36,304,995 ordinary shares (6.36% of the ordinary shares then issued).

ING Australia Holdings Limited, by a notice of initial substantial shareholder dated 8 July 2003, advised that it and its associates were entitled to 28,968,940 ordinary shares (5.07% of the ordinary shares then issued).

UBS Nominees Pty. Limited, by a notice of change of interests of substantial shareholder dated 20 May 2003, advised that it and its associates were entitled to 34,529,408 ordinary shares (6.05% of the ordinary shares then issued).

## DISTRIBUTION SCHEDULE OF SHAREHOLDERS

| Size of Shareholding | Number of Shareholders | % of Ordinary Shares |
|---|---|---|
| **(a) in the categories –** | | |
| 1 – 1,000 | 50,508 | 4.15 |
| 1,001 – 5,000 | 37,495 | 14.61 |
| 5,001 – 10,000 | 5,425 | 6.58 |
| 10,001 – 100,000 | 2,711 | 9.54 |
| 100,001 and over | 129 | 65.12 |
| | 96,268 | 100.00 |
| **(b) holding less than a marketable parcel (92 shares)** | 5,377 | 0.03 |

## VOTING RIGHTS – ORDINARY SHARES

On a show of hands every person present, who is a member or proxy, attorney or representative of a member, shall have one vote and on a poll every member who is present in person or by proxy, attorney or representative shall have one vote for each share held by him or her.

## ON-MARKET BUY BACK

An on-market buy-back of ordinary shares is current. The buy-back is in a number of shares approximately equal to the number to be issued under the Dividend Reinvestment Plan at the time of payment of the 2003 final dividend and 2004 interim dividend and the maximum number of shares which the Company intends to buy back is 10,000,000.

## TWENTY LARGEST SHAREHOLDERS

| Size of Shareholding | Ordinary Shares | % of Ordinary Shares |
|---|---|---|
| JP Morgan Nominees Australia Limited | 84,159,154 | 14.59 |
| National Nominees Limited | 59,480,793 | 10.31 |
| Westpac Custodian Nominees Limited | 54,407,862 | 9.43 |
| ANZ Nominees Limited | 22,701,959 | 3.93 |
| RBC Global Services Australia Nominees Pty. Limited | 18,853,445 | 3.27 |
| Citicorp Nominees Pty. Limited | 17,967,609 | 3.11 |
| AMP Life Limited | 17,443,436 | 3.02 |
| Cogent Nominees Pty. Limited | 14,813,481 | 2.57 |
| Queensland Investment Corporation | 12,490,361 | 2.16 |
| Commonwealth Custodial Services Limited | 9,759,675 | 1.69 |
| NRMA Nominees Pty. Limited | 5,989,041 | 1.04 |
| Government Superannuation Office State Super Fund A/C | 4,137,802 | 0.72 |
| Australian Foundation Investment Company Limited | 3,599,712 | 0.62 |
| PSS Board | 3,048,483 | 0.53 |
| Bond Street Custodians Limited | 3,009,831 | 0.52 |
| ANZ Managed Investments Limited | 2,646,767 | 0.46 |
| CSS Board | 2,613,684 | 0.45 |
| IOOF Investment Management Limited | 2,423,457 | 0.42 |
| Transport Accident Commission | 2,219,370 | 0.38 |
| Argo Investments Limited | 2,082,665 | 0.36 |
| | 343,848,587 | 59.59 |

# Glossary

| | |
|---|---|
| BCSC | Blue Circle Southern Cement, which is Boral's wholly owned Australian cement subsidiary business. |
| BSSDT | Boral Sustainability Self-Diagnostic Tool; used to measure and monitor the sustainable development status of each of Boral's businesses to enable the establishment of plans and improvement targets. (refer to Sustainability Report page 34). |
| Consolidated | means the 100% consolidation of entities controlled by Boral Ltd together with the equity method consolidation of jointly controlled corporate entities or of corporate entities over which it exerts significant influence, but not control. |
| $CO_{2e}$ | Carbon dioxide equivalent. |
| Demerger | The separation of Boral's building and construction materials business and energy business, which occurred in February 2000. The energy business is now a separate Australian listed company, Origin Energy. |
| DRP | Dividend reinvestment plan. |
| EBIT | Earnings before interest and tax. |
| EBITDA | Earnings before interest, tax, depreciation and amortisation. |
| EPS | Earnings per share. |
| Emoluments | Remuneration and value of any benefits given to a director or officer in connection with the management of the Boral Group's affairs. |
| HSE | Health Safety and Environment |
| JV | Joint Venture; used to describe a business operated by Boral and another company |
| LTIFR | Lost time injury frequency rate is the employee hours lost due to work injuries per million work hours. LTIFR is a measure of safety performance. |
| MOU | Memorandum of Understanding. |
| OHS | Occupational Health and Safety. |
| PEP | Boral's Performance Enhancement Program, which is a company wide cost reduction and improvement program. |
| PLDC | Penrith Lakes Development Corporation which is 40% owned by Boral. |
| QEU | Boral's Quarry End Use business unit, which works to maximise the value inherent in quarry and clay assets as they reach the end of their useful resource life. |
| TPA | Tonnes per annum. |
| Tranches | Additional securities/loans based on a common attribute such as date issued. |
| TSR | An annualised Total Shareholder Return calculation which takes into consideration both capital and dividend returns to shareholders. |
| Values | Boral's Values are Leadership, Respect, Focus, Performance and Persistence. |
| WACC | Weighted average cost of capital, including the cost of debt and the cost of equity. |

# Financial History

BORAL LIMITED AND CONTROLLED ENTITIES

| for year ended 30 June | 2003 $ millions | 2002 $ millions | 2001 $ millions | Proforma* 2000 $ millions | Proforma* 1999 $ millions |
|---|---|---|---|---|---|
| Sales revenue | **3,831** | 3,489 | 3,280 | 4,012 | 3,914 |
| Other operating revenue | **45** | 37 | 205 | 230 | 127 |
| Total group revenue | **3,876** | 3,526 | 3,485 | 4,242 | 4,041 |
| Earnings before interest, tax, depreciation, amortisation and profit/(loss) from disposal of business (EBITDA) | **672** | 531 | 451 | 563 | 569 |
| Depreciation, depletion and amortisation | **194** | 188 | 189 | 203 | 216 |
| Earnings before interest, tax and profit/(loss) from disposal of businesses | **478** | 343 | 262 | 360 | 353 |
| Profit/(loss) from disposal of businesses | **–** | – | 39 | (33) | – |
| Profit before interest and tax | **478** | 343 | 301 | 327 | 353 |
| Net interest expense | **(68)** | (63) | (70) | (90) | (120) |
| Profit before tax | **410** | 280 | 232 | 238 | 233 |
| Income tax expense | **(126)** | (87) | (78) | (70) | (87) |
| Outside equity interests | **(1)** | – | – | – | 3 |
| Operating profit attributable to members of Boral Limited | **283** | 192 | 153 | 169 | 150 |
| Total assets | **4,038** | 3,915 | 3,950 | 3,873 | 4,172 |
| Total liabilities | **1,898** | 1,966 | 2,096 | 2,096 | 2,455 |
| Net assets | **2,140** | 1,950 | 1,855 | 1,777 | 1,717 |
| Shareholders' funds | **2,140** | 1,950 | 1,855 | 1,777 | 1,717 |
| Dividends paid or declared | **133** | 109 | 102 | 102 | 102 |
| **Statistics** | | | | | |
| Dividend per ordinary share | **23c** | 19c | 18c | 18c | 18c |
| Dividend payout ratio | **47%** | 57% | 67% | 61% | 68% |
| Dividend cover | **2.1** | 1.8 | 1.5 | 1.7 | 1.5 |
| Earnings per ordinary share | **49.1c** | 33.7c | 27.0c | 29.7c | 26.3c |
| Return on equity | **13.2%** | 9.9% | 8.3% | 9.5% | 8.7% |
| EBIT before profit/(loss) on disposal of businesses to sales | **12.5%** | 9.8% | 8.0% | 9.0% | 9.0% |
| EBIT before profit/(loss) on disposal of businesses to funds employed | **16.4%** | 12.1% | 9.2% | 13.2% | 11.2% |
| Net interest cover (times) | **7.1** | 5.4 | 4.3 | 3.7 | 2.9 |
| Gearing (net debt to equity) | **36%** | 45% | 53% | 54% | 83% |
| Gearing (net debt to net debt plus equity) | **26%** | 31% | 35% | 35% | 45% |
| Net tangible asset backing per share | **$3.27** | $3.02 | $2.89 | $2.78 | $2.62 |

Note: *The comparative figures for the year ended June 2000 and June 1999 have been prepared on a proforma basis to reflect the results of operations of the Boral building and construction businesses for the full twelve month period. Amounts have been restated where appropriate to reflect the change in Australian Accounting Standards that requires abnormal items no longer to be shown separately.*

* Proforma consolidated accounts were not audited but were subject to an independent review by KPMG.

**THE ANNUAL GENERAL MEETING OF BORAL LIMITED WILL BE HELD IN THE GRAND BALLROOM, 3RD FLOOR, THE WENTWORTH HOTEL, 61 PHILLIP STREET, SYDNEY ON TUESDAY 21 OCTOBER 2003 AT 10.30AM.**

## FINANCIAL CALENDAR*

Ex Dividend share trading commences **26 August 2003**

Record Date for final dividend **1 September 2003**

Final dividend payable **18 September 2003**

Annual General Meeting **21 October 2003**

Half year end **31 December 2003**

Half year profit announcement **10 February 2004**

Ex Dividend share trading commences **24 February 2004**

Record Date for interim dividend **1 March 2004**

Interim dividend payable **18 March 2004**

Year end **30 June 2004**

* Timing of events is subject to change

## COMPANY INFORMATION

**BORAL LIMITED**
Australian Company Number 008 421 761
Level 39, AMP Centre
50 Bridge Street Sydney NSW 2000
GPO Box 910 Sydney NSW 2001

Telephone: (02) 9220 6300
International: +61 2 9220 6300
Facsimile: (02) 9233 6605
International: +61 2 9233 6605

Internet: www.boral.com.au
Email: info@boral.com.au

**STOCK EXCHANGE LISTING**
Australian Stock Exchange Limited

**SHARE REGISTRY**
C/- ASX Perpetual Registrars Limited
Level 8
580 George Street Sydney NSW 2000
Locked Bag A14 Sydney South NSW 1232

Telephone: (02) 8280 7133
International: +61 2 8280 7133
Facsimile: (02) 9287 0303
International: +61 2 9287 0303

Internet: www.asxperpetual.com.au
Email: registrars@asxperpetual.com.au

**MANAGING DIRECTOR AND CEO**
Rod Pearse

**CHIEF FINANCIAL OFFICER**
Ken Barton

**COMPANY SECRETARY**
Michael Scobie

**AUDITORS**
KPMG
Chartered Accountants


Boral
Boral is a focused international building and construction materials supplier.
Press Release


Boral
Contractors and Builders

Visit Boral's website **www.boral.com.au** for a range of shareholder information and company news, information about Boral's products and services, historical and general information, and as a convenient way to provide feedback to the company or request further information on-line.



A neutral toned courtyard featuring Stoneworks by Boral Masonry. Inside timber flooring by Boral Timber. Visit Boral's website **www.boral.com.au** for information on our full range of products and services as well as shareholder information and company news and announcements. This Annual Review is also available to view on-line.


Bora

**RESOLUTION 8 – RES**
**SHAREHOLDERS"**
To consider and, if tho
ordinary resolution:

"That the Board is
included in followi

- Measurable crite
  Sustainability Se
- Targets for the fu
- This report to be

Note: An explanation of
Explanatory Notes.

**RESOLUTIONS 9 TO 1**
**SHAREHOLDERS ASS**
**UNION AND "BORAL**

9. To consider and, if
   special resolution:

   "That the Constitut

   (a) By inserting the
       "Constitution"

   (b) By inserting a n

   "145A. The Board
          Manageme
          review to b
          Meeting. A
          in the 2004

       (i) By the
           of the
           indepe
           of non

       (ii) To app
            the sys

       (iii) To repo
             safety
             consis
             guideli

       (iv) To repo
            perforn
            set by
            the req

Note: If resolution 3 has
Chairman that resolutior
may propose a motion t
special resolution in resp
Explanatory Notes.

We are a **value(s)** &
**market** driven company.



# Notice of Meeting

BORAL LIMITED ACN 008 421 761 LEVEL 39, AMP CENTRE, 50 BRIDGE STREET, SYDNEY NSW 2000

Notice is hereby given that the Annual General Meeting of shareholders of Boral Limited will be held in the Grand Ballroom, 3rd Floor, The Wentworth Sydney Hotel, 61 Phillip Street, Sydney on Tuesday, 21 October 2003 at 10:30 am

## ORDINARY BUSINESS

**RESOLUTION 1**
To receive and consider the financial reports, the Directors' Report and the Auditors' Reports for the year ended 30 June 2003.

**RESOLUTION 2 – TO ELECT DIRECTORS**

(i) John Cloney retires by rotation and, being eligible, offers himself for re-election.

(ii) Elizabeth Alexander retires by rotation and, being eligible, offers herself for re-election.

(iii) Tony D'Aloisio, who was appointed a Director during the year, retires and, being eligible, offers himself for election.

Separate resolutions will be considered for each of the above candidates for election.

## SPECIAL BUSINESS

**RESOLUTION 3 – ADOPTION OF NEW CONSTITUTION AND RENEWAL OF PROPORTIONAL TAKEOVER APPROVAL ARTICLE**
To consider and, if thought fit, to pass the following resolution as a special resolution:

"That effective at the close of the Meeting:

(a) the Constitution contained in the document submitted to this Meeting and signed by the Chairman for the purpose of identification be approved and adopted as the Constitution of the Company in substitution for the existing Constitution of the Company; and

(b) a takeover approval provision in substantially the same form as the previous Article 64 be included as Schedule 5 in the Constitution of the Company for a further period of three years."

Note: An explanation of the proposed resolution is set out in the Explanatory Notes accompanying this Notice of Meeting.

**RESOLUTION 4 – NON-EXECUTIVE DIRECTORS' REMUNERATION**
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the maximum amount payable by way of remuneration to Non-Executive Directors as a whole be increased from $650,000 per annum payable by way of Directors' fees to $1,000,000 per annum in total remuneration."

Note: An explanation of the proposed resolution is set out in the Explanatory Notes.

**Voting Exclusion Statement:** Subject to the ASX Listing Rules, the Company will disregard any votes cast on this resolution by the Directors and their associates.

**RESOLUTION 5 – AMENDMENT OF NON-EXECUTIVE DIRECTORS' SHARE PLAN**
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the changes proposed to the Non-Executive Directors Share Plan Rules described in the Explanatory Notes to Resolution 5 be approved."

Note: An explanation of the proposed resolution is set out in the accompanying Explanatory Notes.

**Voting Exclusion Statement:** Subject to the ASX Listing Rules, the Company will disregard any votes cast on this resolution by the Directors and their associates.

**RESOLUTION 6 – EMPLOYEE INCENTIVE PLANS**
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That

(a) the issue of shares to employees of the Boral Limited group of companies pursuant to the Employee Share Plan for the purposes of Listing Rule 7.2 (Exception 9) of Australian Stock Exchange Limited and participation in the Employee Share Plan by employees who are resident in the United States of America be approved; and

(b) the granting of options pursuant to the Boral Senior Executive Option Plan and issue of shares pursuant to the Boral Senior Executive Performance Share Plan for the purposes of Listing Rule 7.2 (Exception 9) be approved."

Note: An explanation of the proposed resolution is set out in the accompanying Explanatory Notes.

**Voting Exclusion Statement:** Subject to the ASX Listing Rules, the Company will disregard any votes cast on this resolution by the Directors and their associates.

**RESOLUTION 7 – GRANT OF OPTIONS TO ROD PEARSE, MANAGING DIRECTOR OF THE COMPANY**
To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the grant by the Company to Rod Pearse of options to subscribe for up to 700,000 fully paid ordinary shares in the Company on the terms described in the explanatory note to this resolution and the allotment to him of up to 700,000 ordinary shares in the Company pursuant to the exercise of those options is hereby approved."

Note: An explanation of the proposed resolution is set out in the accompanying Explanatory Notes.

**Voting Exclusion Statement:** Subject to the ASX Listing Rules, the Company will disregard any votes cast on this resolution by the Directors and their associates.

**RESOLUTION 8 – RESOLUTION PROPOSED BY "BORAL GREEN SHAREHOLDERS"**

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Board is to prepare a report to be issued by May 2004 and included in following Annual Reports. This is to include –

- Measurable criteria associated with the results arising from Boral's Sustainability Self Diagnostic Tool (BSSDT)
- Targets for the future
- This report to be updated annually."

Note: An explanation of the proposed resolution is set out in the accompanying Explanatory Notes.

**RESOLUTIONS 9 TO 14 – RESOLUTIONS PROPOSED BY SHAREHOLDERS ASSOCIATED WITH THE TRANSPORT WORKERS UNION AND "BORAL ETHICAL SHAREHOLDERS"**

9. To consider and, if thought fit, to pass the following resolution as a special resolution:

"That the Constitution of the Company be amended:

(a) By inserting the words "including Article 145A," after the word "Constitution" in the first line of Article 145.

(b) By inserting a new Article 145A as follows:

"145A. The Board of the Company shall review its Health and Safety Management System in the manner detailed below, such review to be completed before the 2004 Annual General Meeting. A report thereon shall be provided by the Directors in the 2004 Annual Report:

(i) By the formation of a Health and Safety Subcommittee of the Board of Boral Limited that is chaired by an independent non-executive director and consists solely of non-executive directors.

(ii) To appoint an independent safety expert who will audit the system in accordance with the Australian Standard.

(iii) To report in the 2004 Annual Report on key health and safety targets set by the sub-committee in a manner consistent with the Labour Practice and Decent work guidelines in the Global Reporting Initiative.

(iv) To report in the 2003 Annual Report on the company's performance against the key health and safety targets set by the sub-committee in a manner consistent with the requirements of the Global Reporting Initiative".

Note: If resolution 3 has been approved by shareholders and it appears to the Chairman that resolution 9 may also be approved by shareholders, the Chairman may propose a motion that the wording of the circulated text of the proposed special resolution in resolution 9 be amended as set out in the accompanying Explanatory Notes.

10. To consider and, if thought fit, to pass the following resolution as a special resolution:

"That the Constitution of the Company be amended as follows:

(a) That article 123 (1) be amended by deleting the words:

"Remuneration shall be paid to or provided for the Directors, other than a Managing Director or an Executive Director, " and replacing it with "Remuneration shall be paid to or provided for all Directors"

(b) That Article 147 be amended by deleting the words:

"at such remuneration, whether by way of salary or commission on or percentage of profits but not by a commission on or percentage of turnover, as the Board thinks fit."

and inserting in their place the words:

"at such remuneration as the Company in General Meeting shall from time to time determine."

Note: If resolution 3 has been approved by shareholders and it appears to the Chairman that resolution 10 may also be approved by shareholders, the Chairman may propose that the special resolution set out in the accompanying Explanatory Notes be proposed in lieu of the special resolution set out above.

11. To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Company cease issuing any further options under the Boral Senior Executive Option Plan."

12. To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That any subsequent form of long-term incentive plan for senior executives be put to shareholders for approval as an ordinary resolution at the Company's 2004 Annual General Meeting, and as required at subsequent Annual General Meetings should the details of the plan change."

13. To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Company adopt a policy that any short-term incentive payable to an Executive Director be put to shareholders for approval as an ordinary resolution at the Company's 2004 Annual General Meeting, and thereafter as necessary each year."

14. To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the company amend its senior executive remuneration policy to link 30% of the short-term incentives to the achievement of safety targets set by the Health and Safety Subcommittee. This applies to all members of the Management Committee."

Note: An explanation of the proposed resolutions 9 to 14 is set out in the accompanying Explanatory Notes.

By order of the Board.

**M B. SCOBIE** SECRETARY

Sydney, 10 September 2003

Notice c

BORAL LIMITED ACI

# Notice of Meeting

BORAL LIMITED ACN 008 421 761 LEVEL 39, AMP CENTRE, 50 BRIDGE STREET, SYDNEY NSW 2000

Notice is hereby (
shareholders of B
3rd Floor, The Wei
on Tuesday, 21 O(

## ORDINARY BU

**RESOLUTION 1**
To receive and con
the Auditors' Repo

**RESOLUTION 2 –**
(i) John Cloney re
re-election.

(ii) Elizabeth Alexa
herself for re-e

(iii) Tony D'Aloisio,
and, being eligi

Separate resolutio
for election.

## SPECIAL BUSI

**RESOLUTION 3 –**
**RENEWAL OF PR**
To consider and, if
special resolution:

"That effective

(a) the Constit
Meeting ar
identificatic
Company ir
Company;

(b) a takeover
the previou
Constitutio

Note: An explanati
accompanying thi

**RESOLUTION 4 –**
To consider and, i
ordinary resolutior

"That the max
Non-Executive
annum payabl
total remuner

Note: An explanat

**Voting Exclusion**
disregard any vote

**VOTING EXCLUSIONS**
In accordance with the Listing Rules of Australian Stock Exchange Limited, the Company need not disregard a vote on resolutions 4, 5, 6 or 7 if:–

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

**NOTES**
(i) Pursuant to section 1109N of the Corporations Act 2001, the Company has determined that for the purposes of the Meeting, all shares in the Company will be taken to be held by the persons who held them as registered shareholders at 10:30 am on Sunday, 19 October 2003.

(ii) A member entitled to attend and vote has the right to appoint a proxy.

(iii) The proxy of a member does not need to be a member of the Company.

(iv) A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of member's votes each proxy is entitled to exercise.

(v) Details for completion and lodgement of proxies are on the reverse side of the Form of Proxy. A proxy must be received by the Company C/- ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, NSW 2000 or Locked Bag A14, Sydney South, NSW 1232 by 10:30 am on Sunday, 19 October 2003. A proxy may be sent by fax to ASX Perpetual Registrars Limited on (02) 8280 7646.

## EXPLANATORY NOTES

**RESOLUTION 2 – ELECTION OF DIRECTORS**
Two Directors, John Cloney and Elizabeth Alexa
rotation at the Annual General Meeting. In additi
was appointed as a Director in May 2003, will re
John Cloney, Elizabeth Alexander and Tony D'Alo
election. The Board supports the election of the

Information about the Directors standing for ele

**John Cloney**
Mr Cloney, 62 years of age, joined the Boral Boa
member of the Compensation Committee.

Mr Cloney is the Chairman of QBE Insurance Gr
Director of Maple-Brown Abbott Limited and Pa
Mr Cloney's career was in international insuranc
Managing Director of QBE Insurance Group Lim
fellow of the Australian Institute of Managemen
Insurance Institute and the Australian Institute o

Having been the chief executive officer of a liste
director of a number of industrial and other com
to the Board's focus on profitability, operational i
strategy. He also has extensive international exp

**Elizabeth Alexander, AM**
Ms Alexander, 60 years of age, joined the Boral
became a member of the Audit Committee sho
Board and has chaired the Committee since 20C

Ms Alexander is a Director of Amcor Limited an
the National President of the Australian Institute
and a member of the Takeovers Panel and the F
Council.

Ms Alexander is a chartered accountant and ret
PricewaterhouseCoopers in 2002. She practise
management and corporate governance service

With her background as a chartered accountant
valuable contribution to the Board on accountin
matters. The Board also benefits from her expe
governance gained from her work and involvem
associations and the Australian Institute of Com

**Tony D'Aloisio**
Mr D'Aloisio, 54 years of age, joined the Boral Board in May 2003. He is a member of the Audit Committee.

Mr D'Aloisio is a lawyer who has practised in the areas of mergers and acquisitions, trade practices and taxation. He is the Chief Executive of Mallesons Stephen Jaques, a leading law firm, having held that position for the past 12 years.

Mr D'Aloisio is the Chairman of the Regulatory Task Force of the Business Council of Australia.

Mr D'Aloisio's legal and management background will enable him to bring further focus to the Board's deliberations on the Company's performance and commercial affairs.

DIRECTORS' RECOMMENDATION
**The Directors recommend that shareholders vote in favour of each of the resolutions for the election of Directors.**

**RESOLUTION 3 – ADOPTION OF NEW CONSTITUTION AND RENEWAL OF PROPORTIONAL TAKEOVER APPROVAL ARTICLE**
Shareholder approval is sought to the adoption of a new Constitution for the Company and the renewal of a proportional takeover approval provision. If the special resolution seeking these approvals is passed, the new Constitution will be effective immediately following the Annual General Meeting.

The Board believes that the Constitution of the Company should be brought up to date with the current provisions of the Corporations Act and the Listing Rules and Business Rules of Australian Stock Exchange Limited (ASX). In addition, the new Constitution will be in a modern, plain-English style reflecting emerging industry practices and guidelines. Adopting a new Constitution rather than making numerous changes to the existing Constitution is a more practical means of updating the Company's Constitution.

The following changes proposed to be made to the Constitution of the Company are material changes which the Board brings to the attention of shareholders:

- the Corporations Act permits a company's constitution to provide that a special resolution proposing to modify or repeal its constitution, or a provision of its constitution, does not have any effect unless a further requirement specified in the constitution relating to that modification or repeal has been complied with. The new Constitution requires that any special resolution to modify or repeal the Constitution or a provision of it, must either have been:
  - approved by a resolution of the Board; or
  - included in a notice of general meeting given to shareholders as a resolution proposed by shareholders with at least 5% of the votes that may be cast on the resolution;
- requirements regarding the nomination of Directors for election at an annual general meeting will be brought into line with the provision of the Corporations Act relating to the proposing of resolutions at a general meeting. Under the Corporations Act, shareholders with at least 5% of the votes that may be cast on a resolution, or at least 100 members who are entitled to vote at a general meeting, may give the company notice of a resolution that they propose to move at a general meeting. The new Constitution will require that any notice given to the Company nominating a person for election as a Director, must include evidence that the person nominated for election has the support of the same level of shareholders that the Corporations Act from time to time requires, to have a resolution considered at a general meeting;
- the new Constitution will confirm that the business of the Company is managed by or under the direction of the Directors and will provide that the Directors may exercise all the powers of the Company except those that the Corporations Act or the Constitution requires the Company to exercise in general meeting.
- a discretion of the Board to deny giving an indemnity to a full time employee against any liability incurred in that capacity will be repealed. This will make the Constitution entirely consistent with the Corporations Act and ensure that the Company's executives are indemnified for their acts to the full extent permitted by law.

The new Constitution also confirms that the remuneration of Executive Directors is to be fixed by the Board. The Managing Director is currently the only Executive Director.

The current Constitution includes a proportional takeover approval provision as Article 64 and it is proposed that provision be renewed in substantially the same form as Schedule 5 to the new Constitution. Schedule 1 to the Explanatory Notes provides information on the inclusion of the proportional takeover approval provision in the Constitution for a further three years.

Copies of the proposed new Constitution are available free of charge from the Company Secretary, Boral Limited, Level 39, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

DIRECTORS' RECOMMENDATION
**The Directors consider that the proposed changes to the Company's Constitution are in the best interests of the shareholders. They recommend that shareholders vote in favour of the resolution adopting the new Constitution and renewing the proportional takeover approval provision.**

**RESOLUTION 4 – NON-EXECUTIVE DIRECTORS' REMUNERATION**

The Board has decided that it should implement new and more appropriate Non-Executive Director remuneration arrangements which are more consistent with emerging market practice and the guidelines of the ASX Corporate Governance Council by discontinuing the ongoing accrual of benefits under the existing retirement benefit arrangements. These guidelines indicate that Non-Executive Directors should normally be remunerated by way of fees (in the form of cash, non-cash benefits, superannuation contributions or equity) and that they should not be provided with retirement benefits other than statutory superannuation.

The proposed new arrangements will include the current annual accrual of retiring allowances in the annual remuneration of Non-Executive Directors and allow each Director to choose to take the grossed up remuneration in cash, superannuation or Boral shares.

The ASX Listing Rules require the maximum amount of Non-Executive Directors' fees to be approved by shareholders in general meeting. The existing maximum of Directors' fees approved in general meeting is $650,000 per annum. The approval of this maximum dates back to 1989 since when the consumer price index has increased by 48%.

The annual level of total Board and Committee fees currently being paid to the Non-Executive Directors is $467,000. The rates of fees being paid were last increased in 1994.

As previously mentioned, retiring allowances for Non-Executive Directors have to date been treated separately from Directors' fees. Consistent with the practice of a number of leading companies, Boral has previously agreed, with shareholder approval, to pay allowances on retirement to Non-Executive Directors which are calculated in accordance with the following formula:–

| | | | | |
|---|---|---|---|---|
| 1/3 | x | average yearly fees paid to the Director in last 3 years | x | period of service up to a maximum of 15 years |

The benefit arising from compulsory Superannuation Guarantee contributions made in respect of Directors is deducted from the amount of the allowances payable on retirement. The Directors' retiring allowances are fully provided for in Boral's accounts and the accrued allowances of Non-Executive Directors at 30 June 2003 were:–

| | $ |
|---|---|
| Elizabeth Alexander | 196,980 |
| John Cloney | 108,580 |
| Ken Moss | 199,500 |
| Mark Rayner | 150,670 |
| Roland Williams | 79,360 |

No retiring allowance has been accrued for Tony D'Aloisio because the new remuneration arrangements were contemplated when he joined the Board in May 2003.

The annual amount by which Non-Executive Directors' retiring allowances are currently accruing is $134,333.

As part of the restructure of the remuneration arrangements, the retiring allowances will be frozen at current levels and Non-Executive Directors will have the choice of having the allowances with interest accrued at bank rates paid out on retirement, converted to Boral shares through the Non-Executive Directors' Share Plan or allocated to his or her account in Boral's defined contribution superannuation plan.

Available market data on Directors' remuneration of similar sized listed companies indicates that the level of remuneration for Boral's Non-Executive Directors has fallen behind market by in excess of 15%.

The proposed restructuring of Non-Executive Directors' remuneration by future accruals of retiring allowances ceasing and annual remuneration being increased to reflect this change together with an increase in remuneration to bring it into line with market will take Non-Executive Directors' total remuneration to above the amount of $650,000 per annum previously approved in general meeting.

The Board therefore proposes that shareholders approve an increase in the maximum total remuneration payable to Non-Executive Directors to $1 million per annum. Apart from the changes referred to in the preceding paragraph, the increase would allow an average annual remuneration increase of 3% over five years.

DIRECTORS' RECOMMENDATION

**The Board recommends that the shareholders vote in favour of the resolution increasing Non-Executive Directors' remuneration.**

**RESOLUTION 5 – AMENDMENT OF NON-EXECUTIVE DIRECTORS' SHARE PLAN**

To facilitate the restructuring of remuneration arrangements for Non-Executive Directors described in the Explanatory Note on resolution 4, shareholder approval is sought to the amendments to the Rules of the Non-Executive Directors' Share Plan pursuant to Rule 16 of the Plan. The resolution will not provide any additional benefits for Non-Executive Directors over and above those resulting from the restructuring.

The Non-Executive Directors' Share Plan was established at the time of the Boral demerger in 2000 but has not to date been implemented. Participation in the Plan by a Non-Executive Director will tie the value of the shares allocated to him or her directly to the market performance of the Company's shares.

The Board proposes that the following changes be made to the Rules of the Non-Executive Directors' Share Plan:

- to enable payments by the Company to the Trustee of the Plan of:
  - (a) such percentage of the remuneration of each Non-Executive Director as he or she from time to time, nominates to have applied to the purchase of Boral shares under the Plan;
  - (b) such amount of the frozen benefit that has accrued to each Non-Executive Director under the former retiring allowance arrangements as he or she nominates to have applied to the purchase of Boral shares;
  - (c) any other entitlement which a Non-Executive Director wishes to forego and to have applied in the purchase of Boral shares;
- so that shares acquired by the Plan Trustee on each Non-Executive Director's behalf are to be transferred to him or her at the expiry of 10 years and not 5 years; and
- several miscellaneous changes of a non-material nature intended to make the administration and management of the Plan simpler and more efficient.

**Summary of the Rules of the Plan and further information**

A Summary of the Rules of the Plan and further information required by ASX Listing Rules is as follows:–

- The maximum number of shares that may be acquired by Non-Executive Directors under the Plan will equal the contributions made to the Plan by the Company in respect of each Director divided by the market price of the Company's shares at the time of their acquisition;
- The price for each share to be acquired under the Plan will be the prevailing market price of the Company's shares on ASX the day that the securities are acquired, which must be a day during periods of one month after the release by the Company to ASX of its half yearly results and its preliminary final results in each year or after the Annual General Meeting in each year, unless the Plan Trustee is precluded by law from purchasing shares at that time, in which case the purchase shall be deferred until the Trustee is no longer precluded from purchasing the shares;
- The Non-Executive Directors' Share Plan has never been implemented, thus no director or associate of a director has received shares under the Plan to date;
- The Trustee will be required to hold the shares purchased on behalf of each Non-Executive Director on trust for that Director for 10 years. The shares will be transferred to the Non-Executive Director at the expiry of the 10 year period, or upon his or her retirement;
- The Company's Non-Executive Directors who are at present entitled to participate in the Plan are Elizabeth Alexander, John Cloney, Tony D'Aloisio, Ken Moss, Mark Rayner and Roland Williams;
- The Company has not provided and does not intend to provide any loans or other financial accommodation to a Non-Executive Director in connection with that Director's participation in the Non-Executive Directors' Share Plan; and

It is intended that these new arrangements will apply to all Non-Executive Directors immediately following this Annual General Meeting.

Copies of the Rules of the Non-Executive Directors' Share Plan marked up to show the proposed amendments are available from the Company Secretary, Boral Limited, Level 39, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

DIRECTORS' RECOMMENDATION

**The Board considers that the amendments proposed to be made to the Plan are appropriate and recommend that shareholders vote in favour of the resolution amending the terms of the Plan.**

**RESOLUTION 6 – EMPLOYEE INCENTIVE PLANS**

The Company is currently operating two employee incentive plans for the issue or acquisition of Boral securities to be held by participating employees. These are the Employee Share Plan and the Boral Senior Executive Option Plan and summaries of the Plans and their terms and conditions or Rules are summarised in Schedule 2.

In addition, the Board through the Compensation Committee continues to compare performance shares to options to determine which of these securities is the preferred means of providing equity based long term incentives for senior executives. The Boral Senior Executive Performance Share Plan is thus being established and a summary of the Plan and its terms and conditions or Rules is also included in Schedule 2.

The Employee Share Plan is a universal plan which offers participation to employees and enables them to purchase 300 or 500 Boral shares not more than annually. The price to be paid under the ESP is determined by the Board and this price for currently proposed offers will be the market price of Boral shares less a 15% discount. For US employees to receive the benefits of the ESP, shareholder approval of the ESP is required.

With this need to obtain shareholder approval of the ESP, it is also sensible to seek shareholder approval to issues under all three employee incentive schemes for a period of three years as an exception (Exception 9 in Listing Rule 7.2) to ASX Listing Rule 7.1 which limits new issues to 15% of a company's issued capital in each 12 months period.

Resolution 6 seeks the approvals referred to in the two preceding paragraphs.

ESP offers were last made to employees in 2001 and 584,700 shares were issued under the ESP in that year.

The Boral Senior Executive Option Plan and the Boral Senior Executive Performance Share Plan are designed to provide long term flexible compensation to senior executives having influence over the long term performance and initiatives of Boral. Typically long term incentives are provided on an annual basis to around 1% of employees. During the 2002/03 financial year, 3,699,500 options were issued to 53 executives as long term incentives pursuant to the Boral Senior Executive Option Plan. The number of 3,699,500 options includes 700,000 options issued to Rod Pearse, the Managing Director, with shareholder approval. Boral's policies and practices insofar as they relate to long term incentives are detailed on pages 50 and 51 of the Annual Review and are planned to target market levels so as to attract, motivate and retain high quality executives.

DIRECTORS' RECOMMENDATION

**The Board recommends that shareholders vote in favour of the resolution approving issues of shares under the three employee incentive schemes.**

**RESOLUTION 7 – GRANT OF OPTIONS TO ROD PEARSE, MANAGING DIRECTOR OF THE COMPANY**

This resolution is being put to shareholders to obtain shareholder approval for the grant to Rod Pearse, the Managing Director and Chief Executive Officer of the Company, of options to subscribe for up to 700,000 shares in the Company and the allotment to him of shares in the Company on the exercise of these options.

Shareholder approval of the grant of the options to Mr Pearse is required by the ASX Listing Rules because he is a Director of the Company.

Mr Pearse has continued his strong performance as the Chief Executive Officer during the 2002/03 financial year. There has been a further substantial improvement in the Company's operating performance and shareholders are benefiting from the higher share price and the increased rate and level of franking of dividends.

Options provide a long term incentive for senior management. The Board believes annual issues are more effective as an incentive than larger and less frequent issues and the arrangements between the Company and Mr Pearse regarding his remuneration reflect this.

The Non-Executive Directors on the advice of the Board's Compensation Committee are of the view that the overall remuneration for Mr Pearse, including the proposed grant of options, is reasonable having regard to the circumstances of Boral and his duties and responsibilities.

The options will only be exercisable to the extent an exercise hurdle is satisfied. Details of the hurdle are set out below. It is dependent on the return on Boral shares comparing favourably with the overall return on shares in the companies in the ASX Top 100. When compared with performance hurdles for executive incentives utilised by other listed companies, the Boral hurdle is at the harder end of the scale in terms of being demanding to meet.

**Summary of the terms of the options to be granted to Rod Pearse**

The options will be granted for nil consideration and within one month after the date of the meeting pursuant to the Boral Senior Executive Option Plan.

Exercise Price

The exercise price of the options will be determined by dividing the total of the sale values of Boral shares on the stockmarket conducted by ASX (excluding sales reported as special crossings and certain other specified transactions) during the five trading days immediately after 21 October 2003, the date of the Annual General Meeting, by the number of Boral shares the subject of such sales on those days.

Exercise Hurdle

The exercise hurdle will be measured by comparing the performance of the Company with the performance of other companies in which shareholders may potentially invest. This is in line with the approach of other major Australian companies.

Accordingly the exercise of the options will depend on the maximum Total Shareholder Return ("TSR") of the Company relative to the TSR of the companies from time to time comprising the ASX Top 100.

Determination of the TSR will be made on the basis of movements in the share price and dividends, calculated in a similar manner to the Accumulation Index of ASX.

The period over which the TSR of the Company is compared with the TSR of the ASX Top 100 commences on the date of grant of the options and is measured at any time during the exercise period of the options.

The percentage of options capable of exercise is based on a sliding scale as follows:

| If at any time during the exercise period of the options the TSR of the Company: | The percentage of options which become exercisable is: |
|---|---|
| Does not reach the 50th percentile of the TSR of the ASX Top 100 | 0% |
| Reaches the 50th percentile of the TSR of the ASX Top 100 | 50%* |
| Reaches or exceeds the 75th percentile of the TSR of the ASX Top 100 | 100% |

* The percentage of options which become exercisable increases from the 50th percentile up to the 75th percentile by 2% for each 1% increase in the percentile of the TSR of the Company, compared to the TSR of the ASX Top 100.

Exercise Period

Subject to the satisfaction of the exercise hurdle and the terms of the Senior Executive Option Plan, the options may be exercised at any time after the third anniversary of the grant of the options and no later than the seventh anniversary.

Rod Pearse now holds or is interested in 1,221,219 Boral shares and also holds a total of 2,221,500 options for Boral shares. 700,000 of those options were granted to him on 4 November 2002 following the approval at the Company's Annual General Meeting held on 25 October 2002. Details of the shares and options held by Mr Pearse are set out in paragraph (13) of the Directors' Report on page 54 of the Annual Review.

DIRECTORS' RECOMMENDATION

**All Directors other than Rod Pearse recommend that shareholders vote in favour of the resolution approving the grant of a further 700,000 options to Rod Pearse.**

**RESOLUTION 8 – RESOLUTION PROPOSED BY "BORAL GREEN SHAREHOLDERS"**

A notice has been received from more than 100 shareholders who describe themselves as the "Boral Green Shareholders" proposing that resolution 8 be considered at the Meeting. The resolution has not been proposed by the Board and is not supported by it.

The notice signed by the shareholders is unclear however it appears that the resolution relates to Boral's standards for sustainability and how Boral is measuring up against those standards. A statement supporting the resolution has been given to the Company by that group of shareholders and is set out in Schedule 3.

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In response to the "Boral Green Shareholders" statement, the Board confirms that Boral's Environmental Policy states:–

"Boral embraces the principle of sustainable development, i.e. development which meets the needs of the present without compromising the ability of future generations to meet their own needs. We believe this principle is fundamental to Boral's continued success and growth."

and

"Boral is committed to pursuing industry specific best practice in environmental performance. As an international resources-based company, we acknowledge that our shareholders, employees and the community at large expect responsible environmental practice by Boral's businesses."

Management systems to support this principle and the commitment have been implemented throughout Boral.

Pages 34 to 42 of the 2003 Boral Annual Review contain a comprehensive Sustainability Report which deals with Boral's people, environmental and safety management and performance and community relationships. The Company takes the view that including such a report in the Annual Review is preferable to publishing a separate report on sustainability.

Page 34 of the Annual Review describes the Boral Sustainability Self Diagnostic Tool (BSSDT) which is used to measure and monitor the sustainable development status of each of Boral's businesses. The structure and contents of the BSSDT has been developed from a number of sources including the Global Reporting Initiative (GRI).

There is a graph on page 34 showing the BSSDT scores of each of Boral's Divisions in 2001 when assessments were first made and the 2003 sustainability targets which have been established from the 2001 assessments. The overall targets were for an average 25% improvement over two years from 2001 and if the targets are achieved, the Divisions will be well advanced towards achieving industry best practice.

The second rollout of the BSSDT is currently underway. The 2004 Annual Review will report on the 2003 results and in particular, whether the Divisional targets have been met.

It is intended that the BSSDT will again be used in 2005 to assess sustainability throughout Boral and that appropriate targets will be set for the two year period to 2005.

The Board believes that the reporting in the Annual Review on sustainability within Boral and Boral's environmental performance is of a high standard and encompasses the matters which the resolution seeks to have covered. As a consequence, the Directors see no need for additional reporting on Boral's standards for sustainability and how Boral measures up against those standards.

DIRECTORS' RECOMMENDATION

**In view of the abovementioned factors, the Board confirms that it does not support the resolution proposed by the "Boral Green Shareholders" group of shareholders and recommends shareholders vote against it.**

**RESOLUTIONS 9 TO 14 – RESOLUTIONS PROPOSED BY SHAREHOLDERS ASSOCIATED WITH THE TRANSPORT WORKER UNION (TWU) AND "BORAL ETHICAL SHAREHOLDERS"**

The proposed resolutions numbers 9 to 14 have been requisitionec more than 100 shareholders who are associated with the TWU anc group who describe themselves as "Boral Ethical Shareholders". Ac the resolutions have not been proposed by the Board and are not supported by it. The statements in Schedule 4 supporting the resol have been given to the Company by the TWU and that group.

The requisitioning shareholders are understood to hold approximat 0.01% of Boral's issued capital. Boral notes that there are ongoing industrial and legal disputes between Boral subsidiary companies a the TWU and lorry owner drivers who are TWU members in New S Wales and the Australian Capital Territory.

Resolution 9 relates to occupational health and safety managemen within Boral and resolutions 10 to 14 relate to remuneration of the Directors and senior executives.

Resolutions 9 and 10 seek amendments to the Company's Constitu If Resolution 3 adopting the new Constitution is passed by sharehc and it appears to the Chairman that Resolution 9 will also be appro by the shareholders, the Chairman may propose a motion that the wording of the circulated text of the proposed special resolution be amended as set out below:

(a) the reference to Article "145A" be changed to Article "8.5"; anc

(b) the reference to the constitution in "first line of Article 145" be changed to "the second line of Article 8.1(c)";

and that Resolution 9 (as amended), if passed, take effect immedia after Resolution 3 takes effect.

If Resolution 3 adopting the new Constitution is passed by sharehc and it appears to the Chairman that Resolution 10 will also be appr by the shareholders, the Chairman may propose that the special resolution set out below be proposed in lieu of the resolution set o the Notice of Meeting:

"That the Constitution of the Company be amended as follows:

(a) Article 6.5(a) be deleted and replaced with:

"(a) The Company may pay:

(i) to the Non-Executive Directors a maximum total a of remuneration determined by the Company in ge meeting; and

(ii) to the Executive Directors the remuneration deter by the Company in general meeting, but not inclu commission on or percentage of operating revenu

(b) Article 6.5(c) be deleted and replaced with:

"(c) The Directors may determine the manner in which all c part of the amount in Article 6.5(a)(i) is divided betwee Non-Executive Directors, or until so determined, the ar in Article 6.5(a)(i) must be divided between the Non-Ex Directors equally."; and

(c) Article 6.5(e) be deleted

(d) Article 7.1(a) be deleted and replaced with:

"The Directors may appoint one or more of themselves as managing director, for any period and on any terms (other as to remuneration) as the Directors resolve.";

and that Resolution 10 (as amended), if passed, take effect immediately after Resolution 3 takes effect."

### Health and Safety

Boral's Heath and Safety Policy confirms that the framework of relevant Australian Standards is used to integrate health and safety into management systems and obtain the commitment of all employees to the highest standards of health and safety. Pages 36 to 38 of the Annual Review provide detailed information on safety management and performance.

Boral's overall lost time injury frequency rate (LTIFR) reduced by over 50% from 9 to 4 between 1999/2000 and 2002/03 and the % of hours lost reduced by 42% from 0.24% to 0.14% hours worked during the same period. In the 2002/03 year, LTIFR reduced from 5 to 4 and the percentage of hours lost from 0.17 to 0.14. Workers' compensation claims costs have also reduced because of improved safety and injury management.

The improvements in safety performance reflect the culture of line managers being held accountable for safety outcomes. Safety professionals who are able to build and support strong systems, work throughout the businesses.

Boral supports the establishment of Occupational Health & Safety Committees and employee consultation. Across Boral's 583 operating sites there are several hundred active site safety committees in place. For sites that operate with fewer than 20 employees, there are alternative consultative processes in place. Boral seeks employee consultation and involvement in the identification and assessment of risks and hazards.

The commitment of staff within the operations is supplemented by the work and expertise of the National Manager, Occupational Health and Safety and external consultants and auditors are retained as and when required.

For example, a representative sample of Boral's NSW sites was audited by an independent auditor accredited by NSW WorkCover in 2001/02 and 2002/03 as part of the Workers' Compensation Premium Discount Scheme (PDS). All of the required safety standards were achieved resulting in the granting of a discount in NSW premiums. In Western Australia, the safety management systems and standards of Boral's brick operations (Midland Brick) and transport and asphalt operations have been or are being audited by an accredited WorkSafe WA auditor. Whilst the findings of the transport and asphalt independent safety audits are yet to be finalised, Midland Brick has been granted *silver status* by the regulator's accredited auditor and has also received a Gold Star award from the Industrial Foundation for Accident Prevention (IFAP) in recognition of its safety management program and strong safety performance. In South Australia, all businesses have been audited against the state requirements for self insurance, which are comparable to the requirements of Australian Standard 4801. As a final example, an independent safety audit of Boral's Queensland sites against Australian Standard 4801 has commenced.

While the Managing Director is ultimately responsible to the Directors for safety, the Executive General Managers periodically report to the Board on the performance and improvement plans of their Divisions. The National Manager, Occupational Health and Safety reports annually to the Board on Boral's overall performance. Safety is the first item reported on by the Managing Director when he reviews the Company's operations and results in a written monthly report to Directors and at Board Meetings.

The Directors believe it is appropriate and efficient for the full Board to review safety management and performance. The importance that is placed on safety and the interest in the topic by each of the relatively small number of Directors justifies this approach. It is also efficient for the Managing Director to be accountable directly to the Board for operational matters such as safety rather than through the proposed Committee of which he would not be a member. As a consequence, the Board sees no need to establish a Health and Safety Subcommittee.

Management refutes the concern of the TWU that there is a disconnect between Boral's safety policy and its implementation in the Australian Construction Materials Division and particularly in the Boral Concrete operation in the Sydney metropolitan area. Line management has responded in a timely fashion through the established framework for safety management issues raised by the TWU's audit of the Sydney concrete business. The Australian Construction Materials Division has the best LTIFR of all Divisions. While involvement by concrete lorry owner drivers and other TWU members in safety initiatives is voluntary, management encourages them to join safety or consultative committees.

Safety expenditure is a priority and funds are readily available for stay-in-business capital expenditure which includes safety subject to usual authorisation procedures and sensible cost consciousness. The total of Boral's stay-in-business capital expenditure has progressively increased in recent years and reached $166.6 million in the 2002/03 year.

The preceding comments background the Board's approach to health and safety. For the reasons explained in them, the Directors are of the opinion that the matters covered by the proposed resolution 9 are being properly, and are best, dealt with by the full Board and senior management and on this basis, do not support the proposals in the resolution or the passing of it.

### Remuneration of Directors and Senior Executives

The proposed resolutions 10 to 14 seek in general to limit the Board's power to determine the remuneration of the Managing Director and other senior executives. Currently only the equity component of the Managing Director's remuneration is subject to shareholder approval and this component can only vest when performance hurdles, which are amongst the most demanding when compared to those of other listed companies, are met.

Generally the Board does not support the proposed resolutions as the Company's ability to attract, motivate and retain high quality executives would be substantially restricted if shareholder approval is required before elements of remuneration for those executives can be determined. Recruitment of senior executives in these circumstances would become unworkable.

Boral's remuneration policy and practices are detailed in the Corporate Governance section on pages 50 and 51 of the Annual Review. Executive compensation is structured to be market competitive and in the case of flexible remuneration, is linked to Boral's financial and safety performance, strategic and cost outcomes etc. The proposed resolutions would inhibit effective implementation of Boral's policy and practices.

The Board also makes the following comments on matters raised by the proposed resolutions and the statements by the TWU and "Boral Ethical Shareholders":

- The senior management team is strong and has performed well since it was put in place at the time of the Boral demerger in 2000. Turnover in the team is low.
- The remuneration structure for senior executives including increased levels of variable remuneration has motivated senior executives with shareholders benefiting from Boral's substantially improved performance.
- The equity component (long term incentive) of the remuneration packages through participation in the Boral Senior Executive Option Plan has been effective in aligning interests of senior executives with those of shareholders. As mentioned in connection with Resolution 6, the Board however continues to monitor whether options or performance shares are the preferred means of providing long term incentives. The long term incentive for the Managing Director is approved by shareholders as required by the ASX Listing Rules because it involves the issue of Boral securities to a Board Member.
- Boral's short and long term incentive programmes place a significant proportion of an executive's remuneration at risk dependant upon performance against financial targets and non-financial objectives. These objectives are agreed at the beginning of each financial year. In accordance with terms of employment, there is an entitlement to variable remuneration with the amount dependant upon the actual financial performance for the year and attainment of the non-financial objectives as appraised by the executive's manager and manager's manager. In the case of the Managing Director, the objectives include prospective financial outcomes and progressing strategic issues for Boral which it would not be appropriate to disclose to financial markets. The Board believes that involving shareholders in the objective setting processes would not be in the Company's best interests.
- The compensation outcomes for senior line executives (including the Managing Director) are already aligned to the achievement of demanding safety targets.
- Remuneration matters for senior executives are recommended by the senior executive's manager and are then reviewed by that manager's manager. The Compensation Committee reviews remuneration recommendations for direct reports to the Managing Director. The Board on the Compensation Committee's recommendations approves the remuneration of the Managing Director and senior executives and also approves all equity-based remuneration. Substantial checks and balances are accordingly built into the processes before compensation outcomes for senior executives are finally determined.

The Directors are of the opinion that resolutions 10 to 14 are matters which are properly dealt with by the Board and are currently being satisfactorily dealt with by the Board. The Directors do not therefore support the passing of those resolutions.

DIRECTORS' RECOMMENDATION
**The Board confirms it does not support any of the proposed resolutions 9 to 14 and recommends shareholders vote against each of them.**

## SCHEDULE 1

**PROPORTIONAL TAKEOVER APPROVAL ARTICLE**
Under the Corporations Act, a company is empowered to include in its Constitution a provision whereby a proportional takeover offer for shares in that company may only proceed after the offer has been approved by a meeting of shareholders held in accordance with the legislation.

At the Annual General Meeting of the Company held on 25 October 2002, shareholders voted in favour of renewing such a provision. As provided for in that Article and the Corporations Act, the provision ceases to have effect on the third anniversary of its adoption. As the new Constitution includes the takeover approval provision as Schedule 5, it is appropriate for shareholders to consider renewing the provision.

Part (b) of resolution 3 proposes that a takeover approval provision be renewed so that any proposed proportional takeover offer may proceed only with the approval of a meeting of shareholders and otherwise in conformity with the Corporations Act.

**Effect of Adoption of Takeover Approval Provision**
The effect of adoption of the Article is that if a proportional takeover offer is received, the Directors are obliged to convene a meeting of shareholders to be held 15 days or more before the offer closes. The purpose of the meeting is to vote upon a resolution to approve the proportional takeover.

If no such resolution is voted on in this manner, the resolution is deemed to have been approved. This in effect means that the shareholders as a body may only prohibit a proportional takeover offer by rejecting such a resolution.

If the resolution is approved or deemed to be approved, transfers of shares under the proportional takeover offer (provided they are in all other respects in order for registration) will be registered.

If the resolution is rejected, registration of transfers under the proportional takeover offer is prohibited and the offer is deemed by the Corporations Act to have been withdrawn.

The proposed Article will expire three years after adoption unless renewed by a further special resolution.

A takeover approval provision does not apply to full takeover offers.

**Reasons for Proposing the Resolution**
A proportional takeover offer may result in effective control of the Company changing hands without shareholders having the opportunity of disposing of all their shares. The proposed Article can prevent this occurring by giving shareholders the opportunity to decide whether a proportional takeover scheme is acceptable and should be permitted to proceed.

**Presently Proposed Acquisitions**
As at the date of these Explanatory Notes, no Director is aware of any proposal by any person to acquire or to increase the extent of a substantial interest in the Company.

**Potential Advantages and Disadvantages for the Directors and Shareholders**

The Directors consider that it is a potential advantage to all shareholders that they have the opportunity to consider and vote upon any proposed proportional takeover offer. For a proportional takeover offer to be approved, it must be approved by more than half of the shares voted at the meeting excluding the shares of the offeror and its associates, and accordingly the existence of the Article is likely to cause an intending offeror to formulate its offer in a way that would be attractive to a majority of shareholders.

The Directors consider that it would be an advantage to them to have the opportunity to ascertain the views of shareholders on any proportional takeover offer.

As to the possible disadvantages of such an Article, it may be perceived by some shareholders that its presence may make a proportional takeover offer less likely to succeed and that therefore the chances of receiving an opportunity to dispose of part of their shares would be reduced because potential offerors may be discouraged from making a proportional takeover offer. This may be thought to potentially remove or reduce any speculative element of the market price of the Company's shares arising from the possibility of a proportional takeover. Some shareholders may consider the presence of the proposed Article to be a restriction on their freedom to deal as they see fit with their shares.

During the period in which the proportional takeover approval article has been in effect, the advantages and disadvantages set out above have applied.

## SCHEDULE 2

### SUMMARY OF EMPLOYEE INCENTIVE PLANS

**Employee Share Plan**

Eligibility
All employees of Boral Limited group of companies, other than employees who are directors of Boral Limited, are eligible to participate in the Employee Share Plan ("ESP").

Entitlements
Each eligible employee may be invited to apply for 300 or 500 Boral shares. The invitations are not made more often than annually.

Share Price and Payment
The subscription price of shares allotted under the ESP is determined by the Directors. The price currently determined by the Directors is market price less a 15% discount. The shares allotted pursuant to the ESP can be paid for by cash or by the ESP Loan Scheme.

Dividends, Rights Issues, Bonus Issues and Voting Rights
Shares allotted under the ESP will rank equally with ordinary Boral shares then issued for all dividends, rights issues and bonus issues declared after allotment and will rank equally with existing Boral shares for voting rights.

Sale or Transfer of Shares
Shares allotted under the ESP may not be disposed of before the earlier of the end of three years after the time of acquisition of the shares or the time when the participant ceases to be employed by the Boral group. In the later case, the participant may retain ownership of the shares or sell the shares provided any loan under the ESP Loan Scheme has been repaid in full.

ESP Loan Scheme
Loans under the ESP Loan Scheme can be made by Boral or a
company in the Boral group. An employee entitled to apply for
under the ESP is entitled to apply for a loan. The proceeds of t
however can only be used for the payment of the subscription
shares under the ESP. The loan is equivalent to 100% of the s
price for the shares under the ESP. Loans are interest free, no
transferable and repayable by instalments over 10 months.

**Boral Senior Executive Option Plan**

Eligibility
Options may be granted to selected senior executives of the I
Limited group of companies, including executive directors of E
Limited. The number and the time at which options are grante
executives is determined by the Boral Limited Directors.

Options
Each option will be to subscribe for one ordinary share in Bora
options will be unlisted and will be issued for no consideration
consideration, if any, which may be nominal, as the Board may
determine. The options may not be transferred without the pri
of the Directors. The shares issued on exercise of the options
equally with other Boral shares already on issue on the date o
of the options. Boral will apply to ASX for official quotation of
issued on exercise of the options.

Exercise Price of Options
The exercise price of an option is the amount which a senior e
who participates in the plan must pay to Boral before Boral w
share to which that option relates. In respect of annual grants
under the plan, the exercise price will be the average of the la
price of Boral ordinary shares traded on ASX on each of the fi
business days immediately after the date of Boral's Annual Ge
Meeting following the date that the Board approves the grant
margin, if any, to be determined by the Board in its absolute

Exercise Hurdle for the Exercise of Options
Targets called exercise hurdles must be satisfied before the
be exercised. The Board will determine at the time it approve
of options the exercise hurdles which must be met before th
may be exercised. The exercise hurdle may be adjusted as th
determines to be fair and equitable in the event of a rights is
issue or reconstruction of Boral share capital. The current exe
is set out in the Explanatory Note on resolution 7 being the
further grant of options to the Managing Director.

Restrictions on the Number of Options
There is a cap on the total number of Boral shares in respec
options may be issued. Options may only be issued in respe
number of shares which, when aggregated with:

(a) the number of shares which would be issued on the exe
options which are outstanding or proposed to be grante

(b) the number of shares issued on the exercise of any oth
granted to senior executives including executive directo

(c) the number of shares the subject of the Boral Executive
and the Performance Share Plan; and

(d) the number of shares issued under the Employee Share
respect of which participants owe money to Boral, or th
employer, do not exceed 5% of the total number of iss
shares.

### Time for Exercise of Options

The options may be exercised, subject to attainment of the specified exercise hurdles referred to above and the Rules of the Plan, at any time after the third anniversary of the grant of the options and prior to the seventh anniversary of the grant of the options.

In addition, the options may be exercised prior to the third anniversary of their grant in the following limited circumstances:

- on a person acquiring in excess of 20% of the voting shares of Boral or announcing or giving Boral notice of a proposal under which that person intends to acquire in excess of 20% of the voting shares of Boral;
- on the retirement of the senior executive after he or she has attained the age of 62 years;
- on the senior executive's employment being terminated due to his or her death or permanent disability; or
- upon the termination of the employment of the senior executive in circumstances where the Board in its absolute discretion determines that the options should be exercisable.

Options lapse six months after the death of the senior executive or in the event that the senior executive's employment is terminated by the Boral group in circumstances such as the senior executive's misconduct, wilful neglect in the discharge of his or her duties, or serious or persistent breach of the provisions of the terms of his or her employment.

Options, when exercisable, may be exercised in whole or in part, in the latter case in respect of a minimum of 10,000 options and in multiples of 10,000 options.

### Participation in Future Issues

If Boral makes a rights issue of ordinary shares, the holder of options which have not been exercised will not participate in the rights issue. There will however be an adjustment to the exercise price of the options in accordance with a specified formula and ASX Listing Rules. If Boral makes a bonus issue of ordinary shares involving capitalisation of reserves or distributable profits, the number of shares which will be issued on exercise of any options will be increased to include the bonus shares to which the option holder would have been entitled had the option holder exercised the options prior to the bonus issue being made. No adjustment is made to the exercise price of the options in respect of bonus issues. Any adjustments caused by a rights issue, bonus issue or reconstruction are cumulative.

### Capital Reconstruction

If any reconstruction of the issued capital of Boral takes place (including any consolidation or division of shares or reduction or return of capital) the number of options or the exercise price of the options held will be reconstructed in accordance with ASX Listing Rules and in a manner which will not result in any additional benefits being conferred on a holder of an option which is not conferred on holders of Boral shares.

### US Residents

The maximum number of shares that may be issued upon the exercise of options granted under the Plan to senior executives who are residents of the United States must not exceed 10,000,000 shares and these options may not be transferred in any circumstances during that senior executive's lifetime.

## Boral Senior Executive Performance Share Plan

### Eligibility

Membership of the Plan is available to selected senior executives of the Boral Limited group of companies, including executive directors of Boral Limited, as the Boral Limited Directors nominate from time to time. The number of shares to be allocated from time to time to members is also determined by the Board.

### Acquisition or Issue of Shares

The Board may from time to time at its discretion instruct the Trustee of the Plan to subscribe for or purchase Boral shares for the benefit of a member and the Company will pay to the Trustee such amount as is necessary for that purpose. The Trustee will hold those shares as trustee for and on behalf of the member upon the trusts and subject to the terms and conditions of the Trust Deed.

The allocation of shares is for administrative purposes of the trust only and no member acquires any beneficial interest in the shares allocated in the records of the Trustee to a member's account. A member will be entitled to a transfer of shares representing shares recorded to the member's account in accordance with the terms and conditions of the Plan.

### Dividends

The Trustee is authorised to distribute any dividends received to members in accordance with their allocations. Alternatively, the Trustee is entitled, if requested by a member, to participate in respect of shares allocated to a member in a dividend reinvestment plan.

### Transfer of Shares

Subject to the satisfaction of vesting conditions mentioned below and the Rules of the Plan, and provided the shares have not been forfeited by reason of the member's misconduct, any shares allocated to a member will be transferred to the member as follows:

(i) on the member ceasing employment due to death or permanent disability; and

(ii) upon the request of the member, between three and seven years after the shares were allocated to the member.

### Vesting Conditions for the Transfer of Shares

Targets called vesting conditions must be satisfied before shares may be transferred. The Board will determine at the time it approves the subscription or purchase of shares the vesting condition which must be met before those shares may be transferred. The vesting condition may be adjusted as the Board determines to be fair and equitable in the event of a rights issue, bonus issue or reconstruction of Boral share capital.

### Restrictions on the Number of Shares

There is a cap on the total number of Boral shares which may be subscribed for or purchased under the Plan that the total number of shares held by the Plan and the Employee Share Plan together with the number of shares which would be issued on the exercise of any options which are outstanding or proposed to be granted will not exceed 5% of the total number of issued Boral shares.

Copies of the ESP and the Rules of the Boral Senior Executive Option Plan and the Boral Senior Executive Performance Share Plan may be obtained from the Company Secretary, Boral Limited, Level 39, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

## SCHEDULE 3

**Statement supporting resolution 8 proposed by the "Boral Green Shareholders" group of more than 100 shareholders**

Boral has recognized the importance of committing to "industry best practice in its environmental performance." By adopting an environmental policy it has further recognized the need for "measuring, monitoring, reporting and verifying its sustainable development progress."

As shareholders we believe there is the potential for significant financial risk arising from failure to achieve environmental best practice in the company's operations. This could arise as Boral is involved in areas of business, which are traditionally more exposed than other areas to environmental risk. These include such areas of operating as timber and quarrying. We therefore seek to be informed about the standards Boral has set for itself and how it is measuring up against these standards. There is no evidence in the Annual Reports of clear reporting against the environmental performance goals set.

We believe that it is in the interests of shareholders and companies alike to disclose sustainability measurements. This is supported by evidence from around the world.

- In the US many companies reported significant cost savings through effective tracking and management of material waste flows.
- 1200 Danish companies were required to publish 'green accounts' in 1999, resulting in 50% of firms surveyed reporting financial benefits as a result of the green accounts being published – which more than compensated for the expense of publication.
- In 2002 KPMG reported in an international survey of corporate sustainability reporting 45% of Fortune 250 companies are now issuing environmental, social or sustainability reports."(css –environmental disclosure position paper)

The shareholders in this company, therefore, wish to be presented with more information about the company they own and its contribution to social well-being, Boral's effect on the environment and its corporate responsibility.

- It is in the interests of Shareholders to know that the company they own is making provision for their medium and long-term viability both in terms of share value and dividend. In 2002 Boral admitted that the average overall performance falls short of achieving industry best practice in sustainability – despite some high achieving sections of the Company. Boral is therefore acknowledging its importance as an indicator of a best practice management tool.
- It is in the interests of shareholders to invest in a company, which contributes to social well being, keeping good relations with employees and good relationships with communities in which they work.
- It is in the interests of shareholders to know the company they are investing in is a company that contributes to the health of the environment upon which we all depend.

We believe the ability of companies to continue to provide goods/services in our interdependent world depends on their acceptability to the societies where they do business. Good corporate citizenship goes beyond the traditional functions of creating jobs and paying taxes, to include corporate practices designed to protect human rights, worker rights, and the environment.

According to Dow Jones Sustainability Group, sustainability includes:

"Encouraging long lasting social well being in communities where they operate, interacting with different stakeholders (e.g. clients, suppliers, employees, government, local communities and non-governmental organizations) and responding to their specific and evolving needs thereby securing a long term 'license to operate,' superior customer and employee loyalty and ultimately superior financial returns."

Concerned investors evaluate companies on their financial, environmental and social performance – the triple bottom line. Some companies have published sustainability reports and are taking a long-term approach to creating shareholder value through embracing opportunities and managing risks derived from economic, environmental and social developments. We believe sustainability reporting should be included in our company's annual report. We support principles that would encourage companies to better disclose, in an aggregate manner, material risks, liabilities, and impairments.

Boral has stated that these were issues being attended to when in 2001 it announced that the company was undertaking the Boral Sustainability Self Diagnostic Tool. However, in its 2002 Annual Report, Boral stated that although areas have been considered neither targets nor measurement criteria nor dates for publication of these were published. We believe that it's time to be specific.

Other companies in Australia are developing criteria for reporting sustainability. These, along with Rio Tinto, Orica, Wesfarmers, WMC, Tabcorp, ANZ, LendLease, Westpac, Amcor, Jas.Hardie and AGL are participating in the Dow Jones SI. For example, 3M Company reports that its long-term success depends upon implementing principles of sustainable development and "stewardship to the environment."

In order to continue to attract more investors, Boral should be responding to the emerging international standards specifically: Global Reporting Initiative and Australian Government Guidelines.

The Global Reporting Initiative (GRI) is an international standard-setting organization with representatives from business, environmental, human-rights and labour communities. It is the way to progress sustainability reporting. The GRI Sustainability Reporting Guidelines (the Guidelines), created by the GRI, provide companies with

1. A set of reporting principles essential to producing a balanced and reasonable report (Basically input vs Output reporting) and
2. Guidance for report content, including performance against core indicators in six categories (direct economic impacts, environmental, labour practices and decent work conditions, human rights, society, and product responsibility);
3. More than 220 companies worldwide use the Guidelines for sustainability reporting;

The number of companies joining GRI indicates the importance they place on sustainability in their operations. Implementation commits countries to "enhance corporate environmental and social responsibility and accountability." In the United States, the Environmental Protection Agency modelled certain disclosure requirements on the environmental component of the GRI Guidelines. The European Union Framework for Corporate Social Responsibility recommends the use of the Guidelines. Australia, Japan and the United Kingdom have developed voluntary reporting guidelines consistent with the Guidelines.

## SCHEDULE 4

Statements supporting resolutions 9 to 14 proposed by shareholders associated with the TWU and "Boral Ethical *Shareholders*"

### Resolution 9

This proposal calls for Boral to demonstrate to shareholders and other stakeholders that the company's reported workplace health and safety policy is being implemented at all levels of the business.

Boral has a workforce of 12,000 employees and contractors who are employed in some of the most hazardous sectors of the economy, evidenced by the high workers' compensation premiums in the industries in which the company operates. Boral's commitment to improving workplace health and safety standards for this workforce is outlined in its Health and Safety policy. In the 2002 Annual Review Boral states:

> "In keeping with our value of respect, Boral promotes a culture where harm to our people through work is unacceptable. The Company is committed to providing safe and healthy working conditions for all people involved in our business including contractors, visitors and the general public"

Through this resolution the Transport Workers Union and other shareholders are asking Boral to put measures in place to ensure that these high safety standards operate across the company, that appropriate performance indicators be developed and that these can be externally assessed. It does this by proposing the formation of a separate board sub-committee to report to the company's directors on health and safety.

While all members of Boral's workforce, management and directors should take responsibility for safety as a priority issue we believe that this separate board committee, comprised of independent directors, is necessary to provide objectivity, focus and attention to detail. Support for the formation of a separate board committee which sets and reports on health and safety targets is confirmation of the company's commitment to constantly improving health and safety.

The Transport Workers Union represents workers in the company's Construction Materials division and for some time now the union has had concerns there could be a disconnect between Boral's stated health and safety policy and its implementation. Our own audit into health and safety practices in Sydney Metropolitan Concrete found that safety issues were often not being addressed in a timely manner and there was frequently a failure to act on issues raised with local management. There is also a belief amongst the workforce that ongoing cost cutting by Boral was serving as a disincentive to managers to invest in efforts to improve safety. The union audit also found that there was poor or non-existent genuine consultation around health and safety issues in the workplace.

That similar issues in relation to health and safety practices were identified across states and in other Boral businesses suggests that an assessment of the operation of corporate health and safety policies is warranted to ensure transparency and to identify problems in their implementation.

The Transport Workers Union argues that the current indicators used by Boral in reporting on safety are inadequate for the following reasons:

- Boral safety disclosure does not adhere to any agreed standard, there is no external verification, no board Health, Safety and Environment committee and no information of a link between executive bonuses and safety.
- The presence of corporate policies and reporting, for example in annual reports, are not a sufficient test of corporate efforts to reduce health and safety risk.
- Current indicators are inadequate to ensure that corporate policies are being implemented at all levels of the business.
- Shareholders need independent auditing of health and safety practices to ensure transparency and implementation of policies.

Boral's total lost time injury frequency rates and hours lost, as reported in the annual report, have been falling in recent years. These statements and results are important and encouraging but additional measures are required to ensure that the company's health and safety policy is effective in its implementation at all levels of the business.

Ongoing improvements in workplace health and safety is an area where workers and investors have a common interest. A failure to implement occupational health and safety policies at all levels of the companies business represents a potential risk to shareholders and an actual risk to the Boral workforce. Industrial and investment interests can be aligned by improving the identification and management of workplace health and safety risks.

We support the views raised in a recent BT Financial Group Position Paper for 2 of Boral's top 20 investors, the CSS and PSS industry superannuation funds, on workplace health and safety governance and believe that industrial and investment interests can be aligned by improving the identification and management of workplace health and safety risks. The current cost of workplace health and safety means that significant opportunities exist for improving shareholder value by improving health and safety disclosure and practice. However, if the opportunities to improve shareholder value by improving health and safety disclosure and practice are to be realised then more transparent and independent assessment of a company's progress in this area is required.

Adopting this resolution would see Boral placed amongst some of the leading ASX companies who currently have a board committee responsible for environment, health and safety such as CSR Limited BHP Billiton Limited and Qantas Airways Limited. We believe that this resolution will improve the transparency, accountability and effectiveness of the company's safety policy and as a consequence will deliver improved outcomes for Boral's workforce, shareholder value and the company's assets.

Supporting this resolution represents a commitment to best practice health and safety for Boral's workforce.

We urge you to vote FOR this resolution.

**Resolution 10**
This proposal calls for Boral to allow shareholders a greater involvement in how the company rewards its Directors and other members of the Management Team. It also allows shareholders to signal their opposition to the Company's Senior Executive Option Plan.

Our proposal is to require key components of Executive Director remuneration to be ratified at each Annual General Meeting. This means that the amount and basis for calculation of each component will be explained in the Notice of Meeting and that shareholders will be able to ask more informed questions about these incentives when considering their vote. The proposal will not restrict the Company's ability to negotiate on commercial terms with its key executives.

This resolution gives effect to the overall proposal by moving the authority to set the remuneration of Directors from the Board to the Shareholders voting at a Company General Meeting.

We urge you to vote FOR this resolution.

**Resolution 11**
Boral has operated its Senior Executive Option Plan since its de-merger in 2000. The details of the scheme were explained in the Notice of Meeting when the Company sought shareholder approval for options granted to the Executive Director.

The Company's Annual Review discloses details of options outstanding, the value of options granted and the impact of the cost of exercising options on its profit. Options cannot be exercised for three years after issue and the number that can be exercised depends on the relative share price performance of the company in the exercise period.

That said, executive options schemes have been widely criticised in recent years and many large Australian companies have abandoned similar schemes. The problems with these schemes have been well documented. While Boral argues its scheme provides a competitive "hurdle", accompanied by a high level of disclosure, we believe it should be discontinued for the following reasons.

- Options granted to senior executives, other than the Chief Executive Officers are not subject to shareholder approval.
- In the event that the share price falls below the exercise price, options lapse without the executive being "out of pocket".
- Options are priced at a much lower figure than the cost of acquiring a share in the Company; for example: in the 2002 Annual Review, options were valued at 0.579¢ compared with the Boral share price at 30th June 2002 of $3.88. We believe the interests of executives and shareholders are more closely aligned when the value of a long-term incentive is converted into fully paid shares at their then current share price. They then carry upside and downside risk over the qualifying period. In an option scheme, executives are free to 'walk away' from share price losses or, if shares have increased, use capital (outside their remuneration package) to exercise profits. Overall, option schemes do not provide incentives in a form that aligns executives' interests with those of shareholders in terms of capital at risk and downside risk.
- Despite the argument from some companies that executive options schemes are a viable and fair means of providing long-term incentives, it is clear that they have been generally discredited. Companies that continue with these schemes are incurring damage to their reputation for good corporate governance.
- As the number of options on issue (at prices lower than the current market price) increases, the undisclosed impact on the Company's profit also increases.

We urge you to vote FOR this resolution.

**Resolution 12**
This resolution ensures that shareholders are given the opportunity to consider the structure of any subsequent long-term incentive plans for senior executives to ensure they genuinely align their interests with those of shareholders. It will come to effect if Resolution 4 is successful or if the Company alters its long-term incentive plan at the same future date.

We urge you to vote FOR this resolution.

**Resolution 13**
Short-term incentives have formed a major component of the remuneration paid to the Executive Directors over the last three years. In 2002 this incentive was $900,000, compared with Fixed Remuneration of $1,480,333 – an additional 61%. The company has not provided full details of how this generous cash bonus has been calculated.

This resolution ensures that shareholders are given the opportunity to consider whether this short-term incentive is a fair and reasonable bonus, given the Company's financial and non-financial results for the year.

We urge you to vote FOR this resolution.

**Resolution 14**
Through our review of Boral's disclosure to shareholders, and our engagement with Company management, it remains unclear to what extent Boral's safety standards form part of senior executive short-term incentives. While we understand that safety standards form part of each executive's personal objectives, our concerns about worker safety standards referred to in Resolution 9, combined with a lack of a clear incentive component, explain why this resolution is needed.

We proposed that 30% of each year's short-term incentive be 'at risk' to ensure that senior executives have a genuine incentive to administer safety standards and management that are in line with the Company's objectives.

We urge you to vote FOR this resolution.

# Boral Limited

ABN 13 008 421 761

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7133
Facsimile: (02) 8280 7646
ASX Code: BLD
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

---

**Appointment of proxy**

- If you are unable to attend and vote at the Annual General Meeting of Boral Limited on Tuesday, 21 October 2003, or any adjournment thereof and wish to appoint a person who is attending as your proxy, please complete and return this proxy form. A proxy need not be a shareholder.
- Shareholders appointing a proxy to vote on their behalf are encouraged to utilise their capacity to direct the proxy to vote "for", "against" or "abstain" on each motion, rather than providing open proxies.
- Shareholders are entitled to appoint up to two persons (whether shareholders or not) to attend the Meeting and vote. If you wish to appoint two proxies, please obtain a second proxy form by telephoning (02) 8280 7133. Both forms should be completed with the nominated number or percentage of your voting rights on each form. Please return both proxy forms together.

**Signing Instructions**

- If the shareholder is an **individual**, the proxy form must be signed by the shareholder (for joint shareholders either can sign) or by his/her/their joint authorised attorney(s).
- If the shareholder is a **corporation**, this proxy form should be signed:
  - under the common seal of the company by two directors, or a director and a secretary; or
  - by two directors, or a director and a secretary; or
  - in the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or
  - under the hand of a duly authorised officer or attorney
- If signed under Power of Attorney, the attorney hereby states that no notice of revocation of the power has been received. If the Power of Attorney or other authority (if any) has not been previously noted by the Share Registrar, it must be sent with your proxy form in the same manner and by the same deadline as set out below under "Lodgement Details". A certified copy of the Power of Attorney is acceptable.
- If you require further information on how to complete the proxy form, telephone Boral Limited's Share Registrar on (02) 8280 7133

**Lodgement Details**

For your vote to be counted, the duly completed proxy form must be received by the Company's Share Registry, ASX Perpetual Registrars Limited, by 10.30am on Sunday, 19 October 2003 being not less than 48 hours before the commencement of the meeting. You can return the proxy form (and any Power of Attorney referred to above):

- in the reply paid envelope provided; or
- by facsimile to the Share Registrar, ASX Perpetual Registrars Limited, on (02) 8280 7646; or
- by hand delivery to ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney NSW 2000.

BORAL

# Boral Limited

ABN 13 008 421 761

## APPOINTMENT OF PROXY

All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1235
Telephone: (02) 8280 7133
Facsimile: (02) 8280 7646
ASX Code: BLD
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Boral Limited and entitled to attend and vote hereby appoint

**A** **the Chairman of the Meeting (mark box)** ☐ **OR** write here the name of the person (excluding the registered securityholder) you are appointing if this person **is someone other** than the Chairman of the Meeting ____________________

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10.30am on Tuesday, 21 October 2003 and at any adjournment of that meeting. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received in the Registrar's office no later than 48 hours before the meeting.

☐ **IMPORTANT NOTE: FOR ITEMS 4, 5, 6 and 7 BELOW**
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Items 4, 5, 6 and/or 7 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of these Items and that votes cast by him, other than as proxyholder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 4, 5, 6 and 7 and your votes will not be counted in computing the required majority if a poll is called on these Items. Where the box has been marked, the Chairman of the Meeting intends to vote undirected proxies in favour of Items 4, 5, 6 and 7.

**Should you desire to direct your proxy how to vote on any resolution please insert** **X** **in the appropriate box below.** If the Chairman is your proxy and you choose not to direct the way your proxy must vote, the Chairman will exercise those votes in favour of Items 1, 2a, 2b, 2c and 3 and **against Items 8, 9, 10, 11, 12, 13 and 14 which the Directors have recommended shareholders vote against.**

| Item | For | Against | Abstain* |
|---|---|---|---|
| 1. Receipt of financial reports, Directors' Report and Auditors' Reports | ☐ | ☐ | ☐ |
| 2a. Re-elect Director, John Cloney | ☐ | ☐ | ☐ |
| 2b. Re-elect Director, Elizabeth Alexander | ☐ | ☐ | ☐ |
| 2c. Elect Director, Tony D'Aloisio | ☐ | ☐ | ☐ |
| 3. New Constitution and Renewal of Proportional Takeover Approval Article | ☐ | ☐ | ☐ |
| 4. Non-Executive Directors' Remuneration | ☐ | ☐ | ☐ |
| 5. Amendment of Non-Executive Directors' Share Plan | ☐ | ☐ | ☐ |
| 6. Employee Incentive Plans | ☐ | ☐ | ☐ |
| 7. Options for Rod Pearse, Managing Director | ☐ | ☐ | ☐ |
| 8. Resolution proposed by "Boral Green Shareholders" | ☐ | ☐ | ☐ |
| **Resolutions 9-14 proposed by shareholders associated with the Transport Workers Union and "Boral Ethical Shareholders"** | | | |
| 9. Amendment to Constitution - Health and Safety Management | ☐ | ☐ | ☐ |
| 10. Amendment to Constitution - Directors' Remuneration | ☐ | ☐ | ☐ |
| 11. Executive Options | ☐ | ☐ | ☐ |
| 12. Long Term Incentives | ☐ | ☐ | ☐ |
| 13. Short Term Incentive Remuneration for Executive Director | ☐ | ☐ | ☐ |
| 14. Safety Targets for Senior Executives | ☐ | ☐ | ☐ |

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

**B** **SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED**

| Securityholder 1 (Individual) | Joint Securityholder 2 (Individual) | Joint Securityholder 3 (Individual) |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director/Company Secretary (Delete one) | Director |

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, this form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

BLD PRX042